REFERENCE FORM Base Date: 12.31.2025 (in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 “CVM Resolution No 80”) Identification ltaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of lncorporation registered with the Trade Board of the State of São Paulo under NlRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "lssuer"). Head Office The lssuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Investor Relations Office The lnvestor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of lnvestor Relations is Mr. Gustavo Lopes Rodrigues. The lnvestor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. lndependent Auditors Firm PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2025, 12/31/2024 and 12/31/2023. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The lssuer's stockholders' service is carried out at the branches of ltaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Newspapers from which the Company discloses lnformation O Estado de São Paulo newspaper. Website The information contained on the Company's website is not an integral part of this Reference Form. https://www.itau.com.br/relacoes-com-investidores/en/ Last update of this Reference Form 11/3/2026 2

Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 7.3, 7.4 and 7.8 6/10/2026 V3 Updated items: 3.1, 3.2 and 7.3 8/4/2026 V4 Updated items 1.9, 1.12, 6.4, 6.5, 7.4 and 12.9 10/2/2026 V5 Updated items: 3.1, 3.2, 7.3 e 7.8 11/3/2026 3

INDEX ITEM 1. ACTIVITIES OF THE ISSUER........................................................................................... 5 ITEM 2. EXECUTIVE OFFICERS’ COMMENTS............................................................................ 84 ITEM 3. GUIDANCE........................................................................................................................ 121 ITEM 4. RISK FACTORS................................................................................................................ 129 ITEM 5. RISK MANAGEMENT AND INTERNAL CONTROL POLICY ........................................... 181 ITEM 6. STOCKHOLDING POSITION............................................................................................ 209 ITEM 7. GENERAL STOCKHOLDERS’ MEETINGS AND MANAGEMENT .................................. 225 ITEM 8. MANAGEMENT COMPENSATION................................................................................... 369 ITEM 9. AUDITORS........................................................................................................................ 412 ITEM 10. HUMAN RESOURCES................................................................................................... 416 ITEM 11. TRANSACTIONS WITH RELATED PARTIES................................................................. 426 ITEM 12. CAPITAL STOCK AND SECURITIES 477 ITEM 13. IDENTIFICATION OF PERSONS RESPONSIBLE FOR THE CONTENTS OF THE FORM.............................................................................................................................................. 491 REPORT OF INDEPENDENT AUDITORS ON REFERENCE FORM (CVM RESOLUTION 80)... 493 4

1. Activities of the issuer 1.1. Briefly describe the activities carried out by the issuer Overview Our company name is Itaú Unibanco Holding S.A. We were incorporated on September 9, 1943. We are organized as a publicly-held company for an indeterminate period of time under Brazil’s laws. We are headquartered at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, CEP 04344-902, São Paulo, SP, Brazil, and our telephone number is +55-11-2794-3547. Our Corporate Taxpayer’s Registry (CNPJ/MF) nº 60.872.504/0001-23 is registered at the Board of Trade of the State of São Paulo under Corporate Register (NIRE) nº 35300010230. As set forth in Article 2 of our Bylaws, our corporate purpose is (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of client loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of client loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, marketing materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes. Our history goes way back to 1924, when the banking division of Casa Moreira Salles started operating in the State of Minas Gerais. It would later become União dos Bancos Brasileiros, widely known as Unibanco. Two decades later, in 1943 Itaú was founded by Alfredo Egydio de Souza Aranha and originally named Banco Central de Crédito S.A. with its first branch in the city of São Paulo. In their first decades of operation, mergers led to the set-up of Banco Itaú América and the resulting consolidation of the Itaú brand. Since 1973, we have been operating under the name Banco Itaú S.A., currently Itaú Unibanco. Over the years, we have grown, changed our names at times, gone through mergers and acquisitions, experienced Brazil’s economic miracle, hyperinflation, the rise of the middle class and some global crises. We have witnessed Brazil’s progress and countless histories of employees and clients who have helped us advance and boosted our growth. In 2008, we entered into the largest merger ever in Brazil’s history. The highlight of this event is mainly due to the sensitive moment we were living in 2008, when the world underwent a severe financial crisis in the international market. The Itaú Unibanco partnership has meant the joining of complementary mindsets, of two banks with major breakthroughs in the use of technology and leaders in Brazil’s financial sector, sharing common histories. This merger has given rise to the largest private financial conglomerate of the Southern hemisphere. In 2023 we celebrated fifteen years of the Itaú Unibanco merger, adding a new chapter in our history, which has enabled us to become the largest private bank in Latin America. Since the set-up of the Itaú Unibanco Group, we have carried out the following partnerships, mergers and acquisitions: • 2009: Association with Porto Seguro to distribute auto and residential insurance products. 5

• 2012–2013: Acquisition of control of Redecard, followed by its delisting and change of corporate name to Rede; acquisition of Credicard. • 2014–2015: Sale of the large-risk insurance portfolio to Chubb; acquisition of an equity interest in ConectCar and Recovery, the latter an asset recovery company. • 2016: Merger of Itaú Chile with CorpBanca, resulting in Itaú CorpBanca (currently Itaú Chile), which became the fourth-largest bank in Chile at the time; acquisition of Itaú BMG Consignado. • 2017: Acquisition of Citibank’s retail operations in Brazil; sale of the group life insurance portfolio to Prudential. • 2018–2024: Acquisition of a relevant stake in XP Investimentos, later transferred to XP Inc., followed by gradual divestments in subsequent years, culminating in a full exit from XP Inc.’s share capital in 2024. • 2020: As part of the acceleration of its digital transformation, acquisition of Zup, a technology services company; acquisition and subsequent increase of stake in Pravaler S.A., a student financing company; acquisition of an interest in fintech Quanto; sale of part of the credit card portfolio acquired from Citi to Safra. • 2021: Acquisition of brokerage firm Verbank Securities (Paraguay), currently named Itaú Invest Casa de Bolsa S.A.; acquisition of Seguradora Providencia S.A. de Seguros (Paraguay), currently named Itaú Seguros Paraguay S.A. • 2022–2023: Acquisition of control of Avenue Holding Cayman, with provision for a gradual increase in stake, and in 2026 Itaú reached a 50.1% ownership interest in Avenue. Five years after the closing date of the first stage, Itaú may acquire the remaining interest in Avenue; increase in shareholding in Itaú CorpBanca; acquisition of control of Ideal Corretora de Títulos e Valores Mobiliários S.A., with the possibility of a future increase in stake; formation of a joint venture with TOTVS S.A., named TOTVS Techfin S.A., in which Itaú holds 50% of the company’s total voting share capital. • 2023: Sale of the interest in Banco Itaú Argentina and its operating subsidiaries to Banco Macro, for an approximate amount of BRL 253 million. • 2024: Acquisition of 44% of Resonet S.A. (Uruguay), bringing Itaú’s total ownership in the company to 100%; acquisition of 80% of the share capital of Avita Corretora de Seguros S.A. • 2025: Acquisition of 100% of the share capital of Red Visual S.A. (Uruguay). Finally, we aim to move forward with a steady pathway, based on the commitment to promoting social transformation. Our history is marked by our valuing of culture, education, sport and urban mobility through programs sponsored by Fundação Itaú, Instituto Unibanco, and others. This commitment was especially evident from 2020 onwards, when, in the face of the COVID-19 pandemic — the biggest health crisis in recent history — Itaú created the Todos pela Saúde (All for Health) program, supported by the largest philanthropic donation ever made by a private sector entity in Brazil, with lasting impacts on strengthening the public health system. We believe that, as a bank, we should encourage people to grow and companies to move forward. The responsibility we have taken for the development of Brazil is at the core of our activities and is a hallmark of our whole history. 6

1.2 Briefly describe the main activities carried out by the issuer and its controlled companies We have as our purpose (i) the banking activity in all its authorized forms, including foreign exchange transactions; (ii) the issuance and management of credit cards, and the implementation of client loyalty programs by virtue of relationships with the Company; (iii) the implementation and management of payment arrangements; (iv) the implementation of client loyalty programs by virtue of relationships with other companies; (v) the development of partnerships to promote products and/or services by providing a marketplace on digital platforms, marketing materials and outlets; and (vi) all other activities required and/or complementary to achieve its purposes. We hold equity interests in the capital of national and international financial institutions that, in turn, were incorporated for the purpose of developing all authorized types of banking activities. Additionally, we also hold equity interests in companies that carry out insurance and capital market- related activities. 7

1.3 With respect to each operating segment disclosed in the latest financial statements for year-end or, where applicable, in the consolidated financial statements, please indicate the following information: a. marketed products and services Business Overview Operations Overview We provide a diverse range of banking and non-banking financial services and products to a diverse client base that includes individuals and corporate clients in three business segments: (i) Retail Business, (ii) Wholesale Business, and (iii) Activities with the Market and Corporation. The Retail Business segment consists of products and services offered to both account holders and non-account holders, including: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financings, investments, insurance and pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies. The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients. The Activities with the Market and Corporations Business includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of treasury operations; and (iv) equity pickup from companies not linked to our Retail or Wholesale businesses. The following table sets forth the breakdown of our net operating revenue for each of our business segments: For the year ended December 31, 2025 2024 2023 ( In millions of R$) Retail Business 112,204 101,057 96,595 Wholesale Business 62,620 58,014 54,631 Activities with the Market and Corporations 9,569 9,887 5,572 Moreover, we carry out a wide range of operations outside of Brazil with units strategically located in the Americas and Europe. Our international presence generates synergies in foreign trade finance, placement of Eurobonds and offering of more sophisticated financial transactions to our clients. Retail Business The Retail Business division represents a cornerstone of our business, providing a specialized service framework to clients across Brazil, . We boast a comprehensive and varied array of products and services designed to meet our clients’ diverse needs, encompassing personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products and a suite of additional banking products and services. 8

This division has been a significant contributor to our annual revenue, representing 61% of our credit portfolio in 2025, 60% in 2024, and 62% in 2023. The Retail Business is divided into two business units: (i) one that encompasses a suite of services tailored for individual clients, and (ii) another that specializes in meeting the diverse needs of small and medium enterprises. Both offer various banking products and services that match the needs of each of our clients. Retail Business for Individual Clients Based on the customer profile, we have strategically divided our Retail Business for Individual Clients, into three segments, so we can better understand our clients and help them with their financial needs. Those segments are: Retail, which serves mass clients, Uniclass, for mass- affluent customers, and Personnalité, our segment for affluent customers. Itaú Retail Business and Itaú Uniclass (banking services and products for mass clients and mass-affluent clients) The Itaú Retail Business segment serves individuals with a monthly income of up to R$7,000 and the Itaú Uniclass segment is focused on clients with a monthly income between R$7,000 and R$15,000. The Itaú Retail Business segment offers complete portfolio of financial products and services, with accessible solutions to meet clients’ daily financial needs. The main services include checking account, credit and debit cards, personal loans, vehicle financing and mortgages, payroll loans, consortium, insurance, premium bonds, in addition to investments that are compatible with the investor profile. Clients also have access to Itaú Shop, which allows them to purchase goods with exclusive advantages, and through different service channels, such as the Itaú app and brick and mortar branches. Itaú Uniclass clients are provided with a set of specialized services, including investment and insurance advisory services, access to customized credit solutions, and benefit from the Minhas Vantagens (My Advantages) relationship program and from the expertise of dedicated relationship managers certified by ANBIMA. Additionally, Itaú Uniclass provides a “digital branch” platform, where relationship managers provide remote services through several communication channels (telephone, email, SMS, videoconference, chat and WhatsApp) from 9:00 a.m. to 6:00 p.m. on business days, at no additional cost. Our focus is to improve the customer experience and keep the value proposition of our business updated according to our client’s needs. We believe that, to sustain this competitive edge, we have to foster our “Phygital” approach, which means the ability to serve our clients using their preferred channel, and our “Omnichannel” approach, which translates into a higher integration level among our channels, enabling us to offer better services and products to our clients. Our clients already recognized these improvements, as evidenced by our satisfaction rates, Net Promoter Score (“NPS”). Itaú Uniclass achieved 76 NPS points on December 31, 2025, when compared to 74 points in 2024. Itaú Personnalité: Premier Banking Services for Affluent Clients Itaú Personnalité is dedicated to serving clients with a monthly income above R$15,000 or investments exceeding R$250,000. These clients benefit from a wide range of exclusive and personalized services. 9

Our clients receive dedicated attention from highly trained relationship managers, who hold market- recognized certifications. With support from 246 branches across all Brazilian capitals and major cities, as well as digital branches for remote service, we offer a comprehensive portfolio that includes investment, insurance, foreign exchange, and credit advisory services. We have undertaken initiatives to reposition our high-income segment as part of our digital transformation strategy. These initiatives include updates to our client engagement program (Minhas Vantagens), the launch of “The One” credit card, the opening of Investment Centers, enhancements to our digital investment and banking platforms, a partnership with Avenue to provide access to international accounts, and the expansion of travel-related benefits. These efforts have contributed to accelerated results growth and improved client satisfaction. Market Share - Retail Business According to the Central Bank, our market share of individuals loans as of December 31, 2025 was 10.7%, and we are ranked the largest privately-owned bank in this segment in Brazil. Also, according to the Central Bank and publicly available information, our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil). Itaú Empresas (Small and Medium Enterprises) Itaú Empresas serves small and medium-sized enterprises in Brazil with annual revenues of up to R$50 million. This market comprises approximately nine million companies, with financial needs that vary by company size, industry, and stage of business maturity. We operate in this market serving over 1.6 million customers. Itaú Empresas has shown a combination of growth and profitability. We have achieved double-digit growth in our key indicators (credit portfolio, revenue, and profit) over the past six years and we have been market leaders for the past four years. We offer service models tailored to different client profiles — from fully digital journeys like Itaú Emps to specialized formats that blend human interaction with data‑driven advice. Our strategy is to move toward a more digital, personalized, and scalable model powered by AI, improving efficiency and enhancing the SMEs client experience. Products and Services Our main products and services in the Retail Business segment are: (i) credit cards; (ii) personal loans; (iii) payroll loans; (iv) mortgages; (v) acquiring business; (vi) private pension plans; (vii) vehicle financing; (viii) insurance; (ix) premium bonds; (x) consórcios products; and (xi) microcredit. Credit Cards We are the leader in the Brazilian credit card segment with a market share in terms of purchase volume of 24% in the fourth quarter of 2025, according to ABECS. Revenues from our credit card operations are mostly generated through the interest rate we charge on revolving and financing transactions and also interchange fees and other service fees. The relationship with our clients is carried out through our proprietary segments and partnerships with major retailers, tech companies and airlines established in Brazil. Our credit card operations are divided into three main business segmentations: Account Holders, Non-Account Holders and Retail Partnerships. We offer a range of credit and debit cards to account and non-account holders. Our purpose is to provide the best experience to our customers and customer satisfaction is one of our top priorities. 10

We expanded our portfolio with the launch of additional products and enhancements to existing features. These included improvements to the limit transfer functionality, allowing clients to transfer limits between cards and other products, and the launch of a collateral-backed credit limit increase model, under which credit limits may be increased upon the allocation of eligible investments. Account Holder Credit Cards The account holders segment of our credit card operations (which relates to cardholders who have checking accounts at Itaú) was the focus of our portfolio growth. We grew 16% in terms of the transaction volume in 2025 when compared to 2024. Non-Account Holder Credit Cards In the Non‑Account Holder segment, we advanced our strategy to increase the share of higher‑income and lower‑risk clients in our credit card portfolio. Within this portfolio, the airline co- branded card recorded a 25% increase in purchase volume in 2025 compared to 2024. For higher‑income clients — holders of Platinum, Black and Infinite cards — purchase volume grew 29% over the same period. Retail Partnerships Credit Cards We maintain partnerships with major national retail companies such as Magazine Luiza, Ponto Frio, Pão de Açúcar, and Assaí. In connection with these partnerships, we entered into agreements to acquire the remaining equity interests held by GPA, Assaí and Grupo Casas Bahia in FIC and Banco Investcred S.A. For more information, see “Item 4A. History and Development of the Company—Our Material Acquisitions—FIC and Investcred.” In our partnership with Magazine Luiza, we focused on increasing the participation of lower-risk clients in our credit card portfolio. For new clients, the average spending increased 39% when compared to 2024 while the payment default decreased by 40 basis points in the same period. Although the partnership has shown improvements in portfolio credit quality and client activity levels, portfolio growth has been lower than in the Account Holder segment, consistent with our strategy of prioritizing clients who maintain their primary banking relationship with us. Total Credit Card market share According to the Central Bank, we are the leaders in terms of credit card balance in Brazil (which include balances from transactions paid in full, installment plans and revolving credit), with a 21.4% market share in the fourth quarter of 2025, a decrease of 1.9% compared to December 31, 2024. Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years, a growing number of digital competitors have intensified competition in this market, most notably Nubank, Mercado Pago and Banco Inter. Personal Loans Personal loan is a product that mainly consists of overdraft and installment payment plans. The overdraft is a credit line that is available for checking account clients for unexpected expenses and for a short period. According to regulations, the maximum interest rate is 8% per month, and we notify the customer each time the limit is reached. The installment payment plan is a flexible credit line that caters to various customers with any type of financial need, with payment terms of up to 72 months. Additionally, there is a credit modality available with the customer’s investments as collateral, providing lower interest rates. Both products can be contracted at physical and digital branches and through the Itaú App (mobile). 11

As of December 31, 2025, we achieved a market share of 10.4% of personal loans in Brazil, according to the Central Bank. It is a decrease of 0.8% compared to December 31, 2024. Payroll Loans In Brazil, payroll loans are a specific type of loan entered into by employees who receive wages from private and public companies or pensioners benefiting from the Brazilian social security system, as borrowers, and banks, as lenders. Such loans require fixed monthly installments to be deducted directly from the borrower’s payroll or pension, as the case may be, for the repayment of the amount owed to the lender. There is also a category of loan based on the FGTS. Since 2020, workers can annually withdraw a portion of funds deposited in this account (as opposed to only under special circumstances, such as unemployment), creating a market for the early withdrawal of the funds. We turned the early withdrawal into a new type of loan, which has nearly zero default rates, advancing employees’ receivables and contributing to the diversification of our payroll loan portfolio. On March 12, 2025, the Brazilian Government issued Provisional Measure No. 1,292, which proposes significant changes to the payroll loan market, which aims to expand payroll lending. The main changes include (i) the creation of a public online platform for digitalizing the payroll loan contracting process, which became operational on March 21, 2025; (ii) the obligation of private employers to provide information on payroll, deductions, and terminations to the platform, as well as to manage the withholding of loan installments from employees’ salaries; and (iii) the right of employees to transfer their payroll loans between banks, subject to a lower interest rate than the original one. We mainly offer payroll loans in Brazil through two sales channels: (i) our branch network and digital channels, which focus on account holders, and (ii) the network of acquisition partners, which focuses on non-account holders. This strategy enables us to expand our business activities with historically lower credit risk and achieve a competitive position in the offer, distribution, and sale of payroll loans in Brazil. Moreover, it improves the risk profile of our loan portfolio for individual borrowers. According to the Central Bank, as of December 31, 2025, our market share in terms of payroll loans represented 10.2%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil). Mortgage Loans Real estate financing products, such as mortgage loans, allow us to create long-lasting relationships with our clients. As of December 31, 2025, we had R$141,580 million in outstanding mortgage to individuals. We have been the market leaders among Brazilian private banks in mortgage loans to individuals in terms of the total value of our portfolio for the past four years. We offer mortgage products through the following sales channels: (i) our branch network and digital channels, (ii) construction and real estate companies, which are authorized to offer our products, (iii) mortgage agencies, and (iv) strategic partnerships with specialized mortgage companies such as CrediPronto, Loft, Quinto Andar and others. Our real estate financing services are tailored to our clients’ needs, and we also provide a specialized mortgage financing advisor to support them during the process. We believe that our process, which may also be carried out online, is expeditious and efficient. We are able to respond to our clients in less than one hour for mortgages up to R$3.0 million. Moreover, our mortgage simulator is included in the websites of partner real 12 estate development companies and real estate agencies, placing our brand closer to clients when they are looking to acquire a property. In 2025, we entered into 70,600 mortgage agreements with individuals, in an aggregate amount of R$32.7 billion during the year. Also in 2025, our mortgage portfolio had an average loan-to-value, or LTV, which is calculated as the loan balance amount divided by the real property appraised value, of 39.3%, compared to 42.4% in 2024. With respect to commercial loans, which are debt-based funding arrangements between a business and a financial institution such as us, we financed 106 new real estate units during 2025 in an aggregate amount of R$10.1. billion. According to the Brazilian Association of Real Estate Financing Providers (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) (“ABECIP”), from January 1 to December 31, 2025, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 26.3% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil. Acquiring Business We, through our subsidiary Redecard Instituição de Pagamento S.A. (“Redecard”), also act in the merchant acquiring business. We are one of the leading companies in the electronic payment solutions industry in Brazil. Redecard’s activities include merchant acquiring, capturing, transmission, processing and settlement of credit and debit card transactions, prepayment of receivables to merchants (resulting from credit card transactions), rental of point-of-sale terminals, e-commerce solutions, e-wallet and check verification through points of sale terminals. Revenue from our merchant acquirer operations mostly consists of merchant discount rates charged to merchants based on the value of the transactions processed and costs related to these activities, such as equipment maintenance and processing handling, among others. In 2025, we processed credit and debit card transactions in the aggregate amount of R$1,025.4 billion, representing an increase of 11.7% compared to 2024. Credit card transactions reached R$ 727.7 billion, representing a year-over-year growth of 16.4%, while debit card transactions totaled R$ 297.6 billion, a 1.8% increase over the previous year. We are one of the leading companies in the Brazilian market in volume of credit and debit cards transacted. According to ABECS, in the twelve-month period ended December 31, 2025, we were the largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 22.7%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintechs, contributed to an increase in competition in the segment. Among these players, we highlight PagSeguro and Stone. Private Pension Plans We offer private pension plans to our clients for wealth and inheritance planning purposes. These plans are also beneficial to our clients for income tax purposes as these products are tax-deferred. We provide our clients with a solution to ensure the maintenance of their quality of life through long-term investments, as a supplement to government general social security system plans. Revenue from our private pension plans operations is mostly generated by management fees. Product innovation has been important for the sustainable growth of our private sector pension operations. For instance, we offer specialized advice and develop customized solutions to our corporate clients and establish long-term partnerships with them, as well as a close relationship 13 with their human resources departments. We also adopt an internal communication strategy focused on our employee’s financial education. According to FENAPREVI, contributions to our private pension plans (considering portability) reached R$30.6 billion in 2025, a decrease of R$3.5 billion, compared to 2024. Still according to FENAPREVI, as of December 2025, our balance of provisions represented 19.9% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering individual plans, our market share reached 19.4%, positioning us as the second largest private bank in terms of balance of provisions. Our main competitors in private pension plan products are Banco BTG Pactual, XP, Banco Bradesco and Banco do Brasil. Vehicle Financing We offer our customers who are individuals and car dealers’ different products through sales channels in vehicle financing. Revenue from our vehicle financing operations is mostly generated by interest rates from consumer credit arrangements. We provide 100% digital vehicle financing through Credline, which is a tool that retailers use to submit proposals to Itaú Unibanco, protected by facial biometric assessment and electronic signatures, which enables customers to easily submit paperwork for vehicle financing and to pay interest on financing agreements in less than one minute in almost 75% of the cases. The Credline tool allows both our individual and corporate account holders to finance their vehicles in both our physical and digital branches through a simple and fast process that does not require any physical documentation or bureaucracy. In 2025, our end-to-end digital process in the Itaú super App continued to increase its relevance, becoming more representative than Itaú physical branches at the end of the year. Our vehicle financing platform ended the year more modernized, with emphasis on the implementation of new credit, pricing and fraud prevention engines. As of December 31, 2025, our individual and corporate vehicle financing portfolio (without taking into account vehicles financed by FINAME, a BNDES program) totaled R$51.8 billion, a 4.7% decrease as compared to December 31, 2024. In 2025, our new individual and corporate vehicle financing operations reached R$28.4 billion, a 16.0% decrease, compared to 2024. The average vehicle financing term in 2025 was 45 months. According to the Central Bank, as of December 31, 2025, we were the fourth largest Brazilian bank in vehicle financing to individuals, representing a market share of 9.1%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco, besides manufacturer-owned banks (such as Volkswagen, Stellantis, GM, Honda and Toyota). Insurance We provide a wide range of insurance products, including life and personal accident insurance, property insurance, credit life insurance and travel insurance through our subsidiaries Itaú Seguros S.A., Itaú Vida e Previdência S.A., and Itaú Corretora de Seguros S.A.. In addition, our subsidiary Itauseg Saúde S.A. offered a health insurance plan which is no longer available to our customers. We also have a 30.7% stake in Porto Seguro S.A, one of the largest insurance companies in Brazil. Revenue from our insurance operations is mostly generated by premiums paid by 14 customers, commissions received for distributing insurance from partner insurers and financial income. Our insurance products are offered in synergy with the Retail Business and the Wholesale Business segments. These products have important characteristics such as a low combined ratio, low volatility in results and less use of capital, making them strategic and increasingly relevant in the diversification of our revenues. We have been improving our insurance products in terms of coverage and assistance. As a result, we sell our insurance products through our own physical and digital distribution channels, and we also act as insurance brokers and provide third-party insurance policies to our clients through a platform where customers have the possibility to contract the insurance that best suits them, either from Itaú Unibanco or from a partner insurance company. Sales of insurance products by value increased by 7.5% in 2025 compared to 2024. According to SUSEP, which is the Brazilian insurance regulator, taking into account our 30.7% equity interest in Porto Seguro S.A., in 2025, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.5%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 11.1% in 2025. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network access clients. Despite the high concentration of Brazilian banks in the insurance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive. Premium Bonds (títulos de capitalização, or capitalization plans) Premium bonds, or capitalization plans, are products that generally require a client to make a one- time deposit or monthly fixed deposits that will be returned at the end of a designated term, with accrued interest. Ownership of premium bonds automatically qualifies a customer to participate in periodic drawings, each time with the opportunity to win a significant cash prize. Revenue from our premium bonds operations is mostly generated by customer deposits less provisions made, and financial income. Through our subsidiary Cia. Itaú de Capitalização S.A., we currently market our premium bonds products portfolio through our branch network, digital channels, and ATMs. Customer deposits increased by 7.8% in 2025 when compared to 2024. According to SUSEP, as of December 31, 2025, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.1%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market. Consórcio Products Consórcio is a collaborative finance product, where a group of individuals and/or legal entities participate in a group, formed with the purpose of allowing the members of the group to, on equal terms, acquire certain assets, such as vehicles, properties, or services through self-financing. Payments made by group members are applied to a common fund, used by one or more consórcio members at a time, to acquire the assets elected by the members when the product was contracted. 15

Participants receive the assets during the term of the contract through random drawing and bid offers. There are three different types of bids that may be combined: (i) bid offer to be funded with the individual’s or the entity’s own resources; (ii) bid offer to be partially funded with a letter of credit; and (iii) bid offer to be funded with FGTS funds (only for real estate consórcio groups). Revenue from consórcio operations is primarily generated through management fees, which remain fixed for each consórcio share. These fees cover the resource management, financial health oversight of the groups, administration of bid offers and credit allocation for the acquisition of vehicles, properties, or services. As administrators, Itaú Administradora and Itaú Unibanco Veículos Administradora de Consorcio ensure that all participants within a consórcio group will have the right to acquire the selected assets before the group concludes. As the resources used by a participant in the acquisition of assets are their own, the management of a consórcio, carried out by Itaú Administradora, does not generate a risk of default or regulatory capital requirements for us. For the year ended December 31, 2025, we reached a total of R$37 billions of sales during the year, focusing on journey improvements, communication, new features for sales, business-to- business-to-consumer onboarding and new product launch (Reduced Installment). According to the Central Bank, in 2025, we had a market share of 7.4% in total consórcios services fees. Taking only banks into account, we are the third largest provider of consórcios products in Brazil, in terms of fees collected. Our main competitors in the Brazilian consórcios market from the banking sector are Bradesco Consórcios and BB Consórcios. Within the non‑bank segment, our main competitors are Ademicon and Embracon. Microcredit Our microcredit operations are conducted under the National Program for Productive and Oriented Microcredit (“Programa Nacional de Microcrédito Produtivo Orientado ”, or, PNMPO), a Brazilian government program designed to support and finance productive activities carried out by micro- entrepreneurs. Under this program, we provide credit to entrepreneurs with annual revenues of up to R$360 thousand. Our microcredit activities are primarily concentrated in the Northeast region of Brazil. In 2025, our microcredit portfolio amounted to R$1.5 billion, reaching more than 324.4 thousand active clients and 380.3 thousand outstanding contracts. Women represented 64.4% of our microcredit client base at the same period. Wholesale Business Our Wholesale Business segment offers a wide range of products and services to middle-market, agribusiness, infrastructure, utilities, and large corporates, with annual revenues equal to or greater than R$50 million through (i) investment banking (Itaú BBA), (ii) asset management (mostly by Itaú Asset Management), (iii) investment services, (iv) private banking, through Itaú Private Bank, and (v) securities brokerage services (Itaú Corretora de Valores S.A). Our Wholesale Business segment offers a wide range of products and services to the largest economic groups of Brazil. Our activities in this business segment range from typical operations of a commercial bank to capital markets operations and advisory services for mergers and acquisitions. Our Wholesale Business segment accounted for 35%, 35%, and 37% of our revenue for the years ended December 31, 2023, 2024 and 2025, respectively. Revenue from our Wholesale Business 16 segment is mostly generated by banking services and bank charges, such as credit financing, cash management, investment banking, foreign exchange and derivatives. One of the main strategies of our Wholesale Business segment is to improve operational efficiency by reducing costs and increasing revenues. This strategy is supported by a diversified and balanced approach, with specialized portfolios focused on middle-market, agribusiness, infrastructure and utilities companies. Investment Banking Our investment banking business is carried out by our subsidiary Itaú BBA and assists companies to raise capital through fixed income and equity instruments and provides advisory services in mergers and acquisitions operations. Through a highly qualified team we support most of the largest companies in Brazil, and our Investment Banking team is also present in Latin America and in the Northern Hemisphere, providing support and advisory services to many conglomerates worldwide. Revenue from our investment banking operations is mostly generated by banking fees on large and complex financial transactions, such as M&A advisory fees, and structuring and distributing fees from debt capital markets (“DCM”), and equity capital markets (“ECM”) deals. According to Dealogic Ltd. (“Dealogic”) and ANBIMA, as of December 31, 2025, Itaú BBA was the second largest investment bank in equity deals and the first in advisory of mergers and acquisitions in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in DCM transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Bradesco BBI, BTG Pactual S.A., Santander, XP, UBS BB, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil) and JP Morgan S.A. (Brazil). Asset Management We offer asset management services through our subsidiary Itaú Asset Management, which has more than 60 years of experience in investment management, and through Kinea Investimentos Ltda. (“Kinea”), an alternative investments management company controlled by us. Revenue from our asset management operations is mostly generated by administration fees and performance fees of our products. According to ANBIMA, as of December 31, 2025, Itaú Asset Management had R$1,236 billion in assets under management, representing a market share of 11.5%, considering that the asset management industry in Brazil held assets totaling R$10,753 billion. Additionally, according to the same institution, Itaú Asset Management had the second highest net new money in 2025, with R$33.7 billion. As of December 31, 2025, Itaú Asset Management was the largest privately-owned bank asset manager in Brazil in terms of assets under management, according to ANBIMA. Our main competitors are Banco do Brasil, Bradesco, BTG Pactual, and Santander. As of December 31, 2025, Kinea held R$162 billion in assets under management, compared to R$146 billion as of December 31, 2024, according to ANBIMA. Investment Services In our investment services division, we provide (i) custody and fiduciary services for investment funds, (ii) custody and representation services for non-resident investors, and (iii) corporate solutions where we act as transfer agent and stockholder servicer for Brazilian companies issuing 17 equity, corporate bonds, promissory and bank credit notes in the Brazilian market. We also work as guarantor on project financings, and agent on escrow accounts and financing agreements. Revenue from our investment services division is mostly generated by basis points fees on our assets under service and banking fees on corporate solutions. We provide the technological tools to each service on a daily basis and rely on compliance and contingency procedures to ensure a safe and reliable service to our clients, so they can direct the focus on their business management. Nevertheless, we continue to improve our technological platform and tools regarding securities services and invest in new solutions for our clients. Our primary clients in our investment services division are pension funds, insurance companies, asset managers, international global custodians and equity and debt issuers, representing over 1,000 corporate groups. According to ANBIMA, as of December 31, 2025, Itaú Unibanco (including Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. (“Intrag”), which offers investment services to third party asset management firms) was the leader in the Brazilian fiduciary services business in terms of total assets under administration, with R$1.8 trillion, representing a market share of 17.2%.The same source also indicates that, as of December 31, 2025, we were the second largest player in the custody market in terms of total assets under custody with R$2.5 trillion, representing a market share of 18.4%. As of December 31, 2025, we were the leader in the corporate solutions business, acting as agent and register provider to 189 companies listed on B3, which represents 53.8% of companies listed on that stock exchange. Moreover, we were the leader in transfer agent, with 152 debentures offerings in the Brazilian market, representing 23.9% of the debentures market in Brazil. Itaú Private Bank Itaú Private Bank offers tailored banking, investment, and wealth management services to high and ultra- high net worth individuals. With a full global wealth management platform, we are recognized as a leading private bank in Brazil and one of the main private bank players in Latin America. Our multidisciplinary team, supported by experienced investment advisors and product experts, provides comprehensive financial solutions aligned with each client’s needs, . Our services are provided from understanding and addressing their needs from 14 offices in Brazil and international offices located in the United States of America, Portugal, Switzerland, the Bahamas and Uruguay. Revenue from our private banking operations is mostly generated through asset and fund management fees, pension funds fees, performance fees, foreign exchange operations and brokerage services. In addition to the complete portfolio of products and services that Itaú Private Bank offers, our clients also have access to a wide-open platform from third party providers with alternative products. Our main competitors are Bradesco, Santander and BTG, for the Brazilian market, and UBS, JP Morgan and Citibank, for the offshore market. As of December 31, 2025, we achieved a market share of 31.1% of private banking operations in Brazil, according to ANBIMA, an increase of 2.1% compared to December 31, 2024. Itaú Corretora de Valores (Securities Brokerage) Itaú Corretora de Valores S.A. (“Itaú Corretora de Valores”) has been providing securities brokerage services since 1965. We provide retail brokerage services in Brazil to over 661,000 clients with positions in the equity and fixed income markets, accounting for R$246.8 billion in 18 trading volume in 2025. The brokerage services are also provided to international clients through Avenue, our digital securities brokerage based in the U.S. According to DATAWISE, a system affiliated with the B3, we were the third provider of retail brokerage services in terms of equity trading volume in 2025. Our main competitors in this division are XP Investimentos, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Ágora Corretora de Títulos e Valores Mobiliários S.A., Genial Investimentos Corretora de Valores Mobiliários S.A. , Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A. International Operations Through our internationalization strategy, we seek to understand different markets, businesses, products and services and to identify opportunities to integrate our units . Our goal is to achieve the same management quality and level of results we have in Brazil in the other countries where we operate. The table below shows some of our operations in Latin America, excluding Brazil, as of December 31, 2025: Countries Branches & CSBs ATMs Employees Chile 130 134 4,670 Colombia (1) 60 116 1,899 Paraguay 29 276 1,354 Uruguay (2) 21 65 1,277 (i) Includes employees in Panama. (ii) Does not include the 29 points of sale of OCA S.A., our credit card operator in Uruguay. Overview Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our goal is to be recognized as the “Latin American Bank,” becoming a reference in the region for all financial services provided to individuals and companies. Over the past years, we consolidated our presence in Chile, Paraguay and Uruguay. In these countries, we operate in the retail, small and middle-market companies, corporate and treasury segments, with commercial banking as our main focus. As a result of the merger between Banco Itaú Chile and CorpBanca, which reinforced our presence in Colombia and Panama, we expanded our operations in the region even further. In Mexico, we are present through an office dedicated to equity research activities. In August 2023, we announced the sale of all our shares held in Banco Itaú Argentina S.A. Nonetheless, we continue to serve Argentine corporate clients and individuals in wealth and private banking through our foreign units. As of December 31, 2025 we had a network of 240 brick-and-mortar branches, 17 digital branches, and client service branches in Latin America (excluding Brazil). In Paraguay, we had 71 non-bank correspondent locations, which are points of service with a simplified structure, strategically located in supermarkets to provide services to our clients in that country. As of December 31, 2025, we also had 29 points of service through OCA S.A., ours and the largest credit card operator in Uruguay. For further information on our distribution network in Latin America, see “Distribution Channels.” 19

Banco Itaú Chile In April 2016, we closed the merger between Banco Itaú Chile with CorpBanca and, as a result, acquired control of the resulting entity: formerly Itaú Corpbanca. Over the years, we increased our ownership interest, primarily through: (a) the exercise of put options by Corp Group Banking S.A., the former controlling shareholder of CorpBanca in 2021; (b) shares received through affiliates in connection with the debt restructuring of the Corp Group’s companies, as approved by the court- supervised reorganization proceeding in the United State (Chapter 11) in 2022; and (c) the settlement of a voluntary tender offer made in 2023. We currently hold 67.42% of Banco Itaú Chile’s total capital stock. Banco Itaú Chile (formerly named Itaú CorpBanca) provides a comprehensive range of wholesale and retail banking services in Chile and Colombia. Through its subsidiaries, Banco Itaú Chile also offers financial advisory services, mutual funds management, insurance brokerage and securities brokerage services. In addition, it provides banking services through its New York branch. Operations are organized into two primary geographic segments: Chile and Colombia. Chile also includes the activities of the New York branch and a representative office in Peru, while Colombia includes the operations of Itaú Panamá S.A. Business segments in Chile have been aligned with both customer needs and its strategy. Banco Itaú Chile’s business segment is organized in three areas: (1) Wholesale Banking (a. Corporate and Investment Banking, b. Large Corporate and c. Multinational and Institutional Banking, Real Estate Banking and Private Banking); (2) Retail Banking (including Itaú Personal Bank, Itaú Branches and Itaú Retail Companies and SMEs; and (3) Treasury. Itaú Colombia also provides a broad range of commercial and retail banking services to its customers in Colombia. According to the Comisión para el Mercado Financiero, as of December 31, 2025, our market share was 11.5% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately-owned banks only). Our main competitors are Banco Santander-Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones. Banco Itaú Paraguay Our operations in Paraguay began in 1978 under the brand “Interbanco,” which became part of Unibanco in 1995. After the merger between Itaú and Unibanco, Interbanco became Itaú Paraguay. Banco Itaú Paraguay operates through two commercial banking units - individuals and companies - which it serves its customers by providing credit products, insurance, payment services and cash management solutions. Banco Itaú Paraguay also provides in-person services through 25 full- service branches, six personal bank offices, 11 customer service centers and 66 Itaú Express (in- store banking service points) correspondent locations. Through this network, our Paraguayan branch operates in 29 cities nationwide. Banco Itaú Paraguay provides 24-hour banking services through its website, mobile applications, telephone channels and self-service areas in branches. In 2019 Banco Itaú Paraguay opened its first digital branch enhancing its presence in Paraguay's financial market. According to the Central Bank of Paraguay, as of December 31, 2025, we were the third largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 16.0%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay. Banco Itaú Uruguay 20

Our banking operations in Uruguay include Banco Itaú Uruguay, OCA (the largest credit card issuer in Uruguay, according to data from the Central Bank of Uruguay) and the pension fund management company Unión Capital. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions. Our retail business is focused on individuals and small companies. Retail products and services focus on the middle and upper-income segments, and also include current and savings accounts, payroll payment, self-service areas and ATMs in all branches, and phone and internet banking. The wholesale business division is focused on multinational companies, financial institutions, large and middle market companies and the public sector, providing lending, cash management, treasury, trade and investment services. In 2019 Banco Itaú Uruguay opened its first digital branch enhancing its presence in Uruguay’s financial market. In 2022, Itaú Unibanco further advanced in the Uruguayan market by acquiring (i) 56% of Resonance Uruguay, a merchant acquirer as part of our expansion in the payments solutions industry; (ii) 30% of Grupo Prex and Grupo Paigo, fintechs that are leaders in the market to improve the expansion in the digital banking market; and (iii) 100% of AFISA, a Uruguayan Asset Management company. We subsequently acquired the remaining 44% interest in Resonet (a merchant acquirer), a 40% interest in Handy, a fintech focused on collection and payment solutions for small businesses and independent workers, and 100% of Plexo in 2025, a payment facilitator of digital transactions. In December 2025, we announced an additional investment in Handy, which was closed in March 20th, and increased our ownership interest from 40% to 75%. According to the Central Bank of Uruguay, as of December 31, 2025, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguayan pesos, representing a market share of 29.6%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay. Itau BBA International Our banking activities carried out under the corporate structure of Itau BBA International are mainly focused on two business lines: • Corporate and Investment Banking: through Itau BBA International, headquartered in the United Kingdom, and its subsidiary Itaú Europe, headquartered in Portugal, with a branch in Luxembourg and business platforms in Madrid, Spain, and Paris, France, this segment supports the financial needs of companies with international presence and operations, focusing on transactions related to financing and investment relationships between companies in Latin America and the Northern Hemisphere. The services offered include the origination of structured financing, hedging, trade financing and advisory to Latin American and U.S. companies undertaking business in the Northern Hemisphere and large economic groups investing into Latin America. • Private Banking: under the corporate structure of Itau BBA International, we manage private banking activities in Miami, U.S., and Zurich, Switzerland, offering specialized financial and asset management services for Latin American clients with high net worth by providing a diversified and specialized basis of investment funds, trading and managing on their account securities and other financial instruments, as well as by managing trusts and investment companies on behalf of customers. 21

Other International Operations We have other international operations in the U.S., Cayman Islands, and the Bahamas, which have the following objectives: • Support our clients in cross-border financial transactions and services, providing our clients with a variety of financial products, such as trade financing, loans from multilateral credit agencies, off-shore loans, international cash management services, foreign exchange, letters of credit, guarantees required in international bidding processes, derivatives for hedging or proprietary trading purposes, structured transactions, and international capital markets offerings. Our international units offer a variety of financial products through their branches. • Manage proprietary portfolios and raise funds through the issuance of securities in the international market. Fundraising through the issuance of securities, certificates of deposit, commercial paper and trade notes can be conducted by our branches located in the Cayman Islands, the Bahamas, and the United States, as well as through Itaú Bank Ltd., a banking subsidiary incorporated in the Cayman Islands. Our proprietary portfolios are mainly held by Itaú Bank and our Nassau and Cayman Islands branches. These offices also enhance our ability to manage our international liquidity. Through our international operations, we establish and monitor trade-related lines of credit from foreign banks, maintain correspondent banking relationships with money centers and regional banks throughout the world and oversee our other foreign currency-raising activities. Distribution Channels We provide a wide range of financial services and products to our clients, from commercial banking to asset management and investment banking services. Those products are distributed through two main channels: traditional and digital channels. The traditional channels are composed of brick-and-mortar branches – which could be either full- service branches or in-house corporate service centers – and ATMs. The digital channels are operated remotely via the internet or mobile phones. Our network of 2,277 branches and CSBs as of December 31, 2025, distributes all of our products and services in Brazil. We also have our own ATMs and an additional 14,196 machines via partnership with Technologia Bancaria S.A. (“Tecban”), (as of December 31, 2025), which are a very convenient and efficient way of serving clients, due to their low operating costs, 24/7 availability and very complete services offering. 2024 2023 2024 2023 2,668 2,969 15,823 16,356 260 281 614 627 Total Brazil and Abroad - 2,928 3,250 - 16,437 16,983 Digital Channels (Internet and Mobile Banking) 22

Digital channels continue to play a pivotal role in Itaú’s ongoing transformation and digitalization journey. In 2025, more than 4.6 million accounts were opened through digital channels—nearly three million more than in 2024—accounting for 68% of all new accounts. Among our current account holders, we observed growth in the number of customers using our digital platforms (a 12% increase when comparing to 2024) while maintaining engagement levels, representing a 10% increase in total accesses to our digital platforms in comparison to 2024. Growth in total accesses to our super-app is even more significant—with a 15% increase— particularly when factoring in “credit card holders” and “iti” customers who migrated to the super- app as part of our “One Itaú” strategy, which aims to unify the user experience through a single app offering comprehensive banking services. Moreover, digitalization continues to play a dominant role in daily transactions, with over 99% of all transfers and payments at Itaú carried out via digital channels. We remain committed to improving the user experience by reinforcing our design principles, leveraging data analytics, and advancing technical modernization initiatives. These efforts have driven a notable increase in our super-app NPS across all customer segments - with gains of five points in the low-income segment and 8-9 points in the middle- and high-income segments over the past two years – maintaining levels in the “excellence zone.” Additionally, in 2025 we had 33% more deploys than previous year, allowing us to rapidly introduce new features and deliver enhanced services—all while upholding the highest quality standards. b. revenues by segment and their share in the issuer’s net revenues Our segment information is based on reports used by senior management to assess the financial performance of our segments and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is prepared according with accounting practices adopted in Brazil (BRGAAP) but includes the following pro forma adjustments: (i) the recognition of the impact related to allocated capital by using a proprietary model; (ii) the use of funding and cost of capital, according to market prices, by using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; (iv) the reclassification of the tax effects from hedging transactions we enter into for investments abroad; and (v) IFRS adjustments. The table below presents our revenues per segment for the years ended December 31, 2025, 2024 and 2023. (In R$ million) Year ended December 31 23

2025 2024 2023 Retail Banking 112.204 101.057 96.595 Financial margin 70.383 61.956 59.099 Revenues from banking services 29.798 28.559 28.016 Income from insurance, private pension and capitalization operations before claim and selling expenses 12.023 10.542 9.480 Wholesale Banking 62.620 58.014 54.631 Financial margin 45.248 41.259 39.980 Revenues from banking services 16.639 16.176 14.274 Income from insurance, private pension and capitalization operations before claim and selling expenses 733 579 377 Activities with the Market and Corporation 9.569 9.887 5.572 Financial margin 8.778 9.232 5.019 Revenues from banking services 454 375 309 Income from insurance, private pension and capitalization operations before claim and selling expenses 337 280 244 IFRS adjustments (16.613) (908) 1.827 Total (1) 167.780 168.050 154.971 Financial margin 112.724 103.848 97.712 Revenues from banking services 46.997 47.071 45.731 Income from insurance, private pension and capitalization operations before claim and selling expenses 8.731 6.982 6.613 Other revenues (672) 10.149 4.915 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Revenues from Operations in Brazil and Abroad We conduct most of our business activities in Brazil, but we do not break down our revenues by geographic markets within Brazil. Our interest income from loans and leases, banking service fees and income from insurance, private pension plans and premium bonds transactions are divided between revenues earned in Brazil and outside of Brazil. The following table sets forth the consolidated statement of income with respect to our revenues from operations in Brazil and abroad for the years ended December 31, 2025, 2024 and 2023. The following information is presented in IFRS Accounting Standard as issued by the IASB, after eliminations on consolidation. 24

For the Year Ended December 31, Variation Revenues from operations in Brazil and abroad 2025 2024 2023 2025 - 2024 2024 - 2023 (In millions of R$, except percentages) Income related to interest and similar (1,2,3) 332,062 271,126 255,962 60,936 22.5% 15,164 5.9% Brazil 278,006 219,281 221,534 58,725 26.8% (2,253) (1.0)% Abroad 54,056 51,845 34,428 2,211 4.3% 17,417 50.6% Commissions and Banking Fees (3) 46,997 47,071 45,731 (74) (0.2)% 1,340 2.9% Brazil 41,062 41,888 41,147 (826) (2.0)% 741 1.8% Abroad 5,935 5,183 4,584 752 14.5% 599 13.1% Income from insurance contracts and private pension (3) 8,731 6,982 6,613 1,749 25.1% 369 5.6% Brazil 8,731 6,982 6,613 1,749 25.1% 369 5.6% Abroad - - - - - 1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions. 2) Itaú Unibanco Holding does not have customers representing 10% or higher of its revenues. 3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values c. income or loss arising from the segment and its share in the issuer’s net income The following is a summary of the results of our operating segments, where the total may not represent the sum of the parts because inter-segment transactions have been eliminated only in the consolidated. In Million of R$ 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. In Million of R$ 25

1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed bytop management, net of income and expenses between related parties. 2) For better presentation and comparability, comparative balances have been reclassified according to current criteria. In Million of R$ 1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. 26

1.4 With respect to the products and services that correspond to the operating segments disclosed in item 1.3, describe: a. the characteristics of the production process There is not. b. the characteristics of the distribution process There is not. c. the characteristics of the markets in which it operates, in particular: i. share in each of the markets Title Product/ Service Market Position Additional Information and Main Competitors Source Retail Business Retail Banking (including Itaú Personnalité) As of December 31, 2025, our market share of individuals loans as of December 31, 2025 was 10.7%, and we are ranked the largest privately-owned bank in this segment in Brazil. Our main competitors are Caixa Econômica Federal, Banco do Brasil, Banco Bradesco and Banco Santander (Brasil). Central Bank, Credit Cards Credit Cards We are the leaders in terms of credit card balance in Brazil (which include balances from transactions paid in full, installment plans and revolving credit), with a 21.4% market share in the fourth quarter of 2025, a decrease of 1.9% compared to December 31, 2024 Our traditional competitors in the credit card segment are Banco Bradesco, Banco Santander (Brasil), Banco do Brasil and Caixa Econômica Federal. However, in recent years, a growing number of digital competitors have intensified competition in this market, most notably Nubank, Mercado Pago and Banco Inter. ABECS. Personal Loans Personal Loans As of December 31, 2025, we achieved a market share of 10.4% of personal loans in Brazil, according to the Central Bank. It is a decrease of 0.8% compared to December 31, 2024. Central Bank 27

Payroll Loans Payroll Loans As of December 31, 2025, our market share in terms of payroll loans represented 10.2%, the fourth largest company in this segment in Brazil. Our main competitors in this business are Banco do Brasil, Caixa Econômica Federal, Banco Bradesco and Banco Santander (Brasil) Central Bank Mortgage Loans Mortgage Loans From January 1 to December 31, 2025, we were the second largest Brazilian bank in terms of amount of new loans to individuals, representing a 26.3% market share. Our main competitors in this segment are Caixa Econômica Federal, Banco Bradesco, Banco Santander (Brasil), and Banco do Brasil. Itaú Unibanco Holding and ABECIP (Associação Brasileira das Entidades de Crédito) Imobiliário e Poupança). Acquiring Business Acquiring Business In the twelve-month period ended December 31, 2025, we were the largest player in the merchant acquisition business in Brazil in terms of total credit and debit card transactions volume generated by the acquiring services, representing a market share of 22.7%. Our traditional competitors in this business are Cielo and GetNet. In recent years, changes in legislation made by the Central Bank combined with the growing number of fintechs, contributed to an increase in competition in the segment. Among these players, we highlight PagSeguro and Stone.. Itaú Unibanco Holding and ABECS (Associação Brasileira das Empresas de Cartões de Crédito e Serviços). Private Pension Plans Private Pension Plans As of December 2025, our balance of provisions represented 19.9% of the market share for private pension plans, positioning us as the third largest pension provider in Brazil. Considering individual plans, our market share reached 19.4%, positioning us as the second largest private bank in terms of balance of provisions. Our main competitors in private pension plan products are Banco BTG Pactual, XP, Banco Bradesco and Banco do Brasil. FENAPREVI (Federação Nacional de Previdência Privada e Vida.) Vehicles Financing Vehicles Financing As of December 31, 2025, we were the fourth largest Brazilian bank in vehicle financing to individuals, representing a market share of 9.1%. Our main bank competitors in this business are Banco Santander (Brasil), Banco BV and Banco Bradesco, besides manufacturer-owned banks (such as Volkswagen, Stellantis, GM, Honda and Toyota). Itaú Unibanco Holding and Central Bank 28

Insurance Insurance taking into account our 30.7% equity interest in Porto Seguro S.A., in 2025, we were the fourth largest insurance provider in Brazil in terms of premium amounts received, representing a market share of 8.5%, excluding VGBL (an insurance structured as a pension plan). Considering only our recurring insurance activities, our market share reached 11.1% in 2025. Our main competitors are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco Santander (Brasil) and Banco do Brasil which, like us, take advantage of their branch network access clients. Despite the high concentration of Brazilian banks in the insurance market, the growing number of insurtechs (startup companies focused on insurance) has facilitated customer access to insurance companies, making this market even more competitive. SUSEP. Premium Bonds (títulos de capitalização, or capitalization plans) Capitalization As of December 31, 2025, we were the fourth largest provider of premium bonds in Brazil in terms of revenue from sale of these products, representing a market share of 11.1%. Our main competitors in premium bonds are controlled by or have partnerships with large commercial banks, such as Banco Bradesco, Banco do Brasil and Banco Santander (Brasil) which, like us, take advantage of their branch network to gain access to the retail market. SUSEP. Consórcio Products Revenues from consórcios services in 2025, we had a market share of 7.4% in total consórcios services fees. Taking only banks into account, we are the third largest provider of consórcios products in Brazil, in terms of fees collected. Our main competitors in the Brazilian consórcios market from the banking sector are Bradesco Consórcios and BB Consórcios. Within the non‑bank segment, our main competitors are Ademicon and Embracon. Banco Central. Investment Banking Investment Banking As of December 31, 2025, Itaú BBA was the second largest investment bank in equity deals and the first in advisory of mergers and acquisitions in Brazil, based on the number of transactions. Itaú BBA ranked first in origination and in distribution in DCM transactions in the Brazilian market. In the investment banking division, Itau BBA’s main competitors include Bradesco BBI, BTG Pactual S.A., Santander, XP, UBS BB, Credit Suisse (Brazil) S.A., Merrill Lynch S.A. (Brazil), Morgan Stanley S.A. (Brazil) and JP Morgan S.A. (Brazil). Dealogic Ltd. (Dealogic) and ANBIMA 29

Asset Management Asset Management Itaú Asset Management had R$1,236 billion in assets under management, representing a market share of 11.5%, considering that the asset management industry in Brazil held assets totaling R$10,753 billion. Additionally, according to the same institution, Itaú Asset Management had the second highest net new money in 2025, with R$33.7 billion. As of December 31, 2025, Itaú Asset Management was the largest privately-owned bank asset manager in Brazil in terms of assets under management, according to ANBIMA. Our main competitors are Banco do Brasil, Bradesco, BTG Pactual, and Santander. ANBIMA. Investment Services Local Custody As of December 31, 2025, Itaú Unibanco (including Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. (“Intrag”), which offers investment services to third party asset management firms) was the leader in the Brazilian fiduciary services business in terms of total assets under administration, with R$1.8 trillion, representing a market share of 17.2%.The same source also indicates that, as of December 31, 2025, we were the second largest player in the custody market in terms of total assets under custody with R$2.5 trillion, representing a market share of 18.4%. As of December 31, 2025, we were the leader in the corporate solutions business, acting as agent and register provider to 189 companies listed on B3, which represents 53.8% of companies listed on that stock exchange. Moreover, we were the leader in transfer agent, with 152 debentures offerings in the Brazilian market, representing 23.9% of the debentures market in Brazil Our main competitors are Banco Bradesco S.A. and Banco do Brasil S.A. Itaú Unibanco Holding, ANBIMA and B3. 30

Itaú Corretora (Securities Brokerage) Retail Brokerage Services we were the third provider of retail brokerage services in terms of equity trading volume in 2025. Our main competitors in this division are XP Investimentos, BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Ágora Corretora de Títulos e Valores Mobiliários S.A., Genial Investimentos Corretora de Valores Mobiliários S.A. , Santander Corretora de Câmbio e Valores Mobiliários S.A. and Safra Corretora de Títulos e Valores Mobiliários S.A. DATAWISE, a system provided by B3. Banco Itaú Chile (formerly named Itaú CorpBanca) Total credit portfolio (includes only private banks) As of December 31, 2025, our market share was 11.5% based on total outstanding loan balance in Chilean pesos, positioning us as the fifth largest private bank in Chile (includes privately- owned banks only). Our main competitors are Banco Santander- Chile, Banco de Chile, Scotiabank Chile and Banco de Crédito e Inversiones. Comissão do Mercado Financeiro do Chile (CMF). Banco Itaú Paraguay Total credit portfolio (includes only private banks) According to the Central Bank of Paraguay, as of December 31, 2025, we were the third largest private bank in Paraguay in terms of total outstanding loan balance in guaranis, representing a market share of 16.0%. Our main competitors in Paraguay are Banco Continental, Sudameris and GNB Paraguay. Central Bank of Paraguay. Banco Itaú Uruguay Total credit portfolio (includes only private banks) As of December 31, 2025, we were the second largest private bank in Uruguay in terms of total outstanding loans in Uruguayan pesos, representing a market share of 29.6%. Our main competitors in Uruguay are Banco Santander Uruguay, BBVA Uruguay and Scotiabank Uruguay. Central Bank of Uruguay. ii. state of competition in the markets Competition 31

The last several years have been characterized by increased competition and consolidation in the financial services industry in Brazil. According to the Central Bank, as of December 31, 2025, there were 222 conglomerates, commercial banks and multiple-service banks, development banks, non- bank credit, payment and capital markets institutions, and Caixa Econômica Federal, among a total of 1,466 institutions in Brazil. We, together with Banco Bradesco S.A. and Banco Santander Brasil S.A., are the leaders in the privately-owned multiple-services banking sector. As of December 31, 2025, these three banks accounted for 32.5% of the Brazilian banking sector’s total assets, according to the Central Bank. We also face competition from state-owned banks. According to the Central Bank, as of December 31, 2025, Banco do Brasil S.A., Caixa Econômica Federal, and BNDES accounted for 30.7% of the banking system’s total assets. The following table sets for the total assets of the ten main banks in Brazil, classified according to their interest in the total assets of the Brazilian banking sector: (In billions of R$) Position Banks of total assets (1) Control Type 2025 % of Total 1st Itaú privately- owned 2,742 15.0 2nd Banco do Brasil state-owned 2,454 13.4 3rd Caixa Econômica Federal state-owned 2,203 12.0 4th Bradesco privately- owned 1,940 10.6 5th Santander privately- owned 1,281 7.0 6th BNDES state-owned 963 5.3 7th BTG Pactual privately- owned 770 4.2 8th XP privately- owned 305 1.7 9th Safra privately- owned 286 1.6 10th Nubank privately- owned 253 1.4 n.a. Others n.a 5,134 27.8 Total 18,331 100.0 i) Source: Central Bank (IF.data) In general, technology-driven competitors have traditionally concentrated their activities in specific business lines, such as credit cards, unsecured lending and payroll loans (e.g., Nubank), investment, wealth management and investment banking services (e.g., XP Investimentos and BTG Pactual), and acquiring services and loans (e.g., Mercado Pago), among others. Over time, however, these competitors have expanded beyond their initial areas of activity, increasingly offer a broader suite of financial products and services. The awareness that even companies outside of the financial industry could develop advanced technologies to provide financial services, keeps larger institutions in a state of constant alert to disrupt businesses. As technology advances rapidly and clients’ preferences and expectations change, boosted by innovations introduced by the new competition, traditional competitors are also changing and redesigning their products, distribution, and communication channels. d. possible seasonality 32

Our business is not significantly affected by seasonality. e. main inputs and raw materials, stating: i. description of relationships with suppliers, including whether they are subject to government control or regulation, indicating bodies and applicable legislation The procurement of goods and services in our supply chain is carried out in a centralized way by the Procurement department, with the involvement of the procuring and legal and other back-office departments. However, there are categories where commercial and contractual negotiation stages are assigned to their technical managers. The other contracting stages are carried out in a centralized manner by the Procurement department, ensuring the administrative assessment of the supplier and the registration of the contracts signed in the management system. We have a structured supplier assessment process aimed at mitigating risks in our supply chain. This process starts with the supplier accessing the website www.itau.com.br/fornecedores to register in the institutional system where the Code of Ethics, Supplier Relationship Code, Sustainability Policy and Minimum Information Security Requirements are published for awareness and acknowledgment purposes. After registering in our system, the supplier goes under an administrative approval process, consisting of an analysis of the supplier’s adherence to environmental and social responsibility practices, as well as compliance with business obligations and compliance with fiscal, tax and labor legislations. This process is based on three pillars of risk analysis and includes a specific view based on the risks of the category of the products or services supplied. Reputational/Regulatory: analysis of the image risks and compliance with current legislation; Financial: analysis of risks associated with the supplier’s financial health; and Labor: analysis of risks associated with the suppliers’ compliance with labor obligations. In addition to this administrative assessment, in accordance with established internal criteria, suppliers go under a technical approval stage aimed at reviewing the technical information of the supplier and its products and services, identifying whether what they offer is in line with the institution’s needs and requirements. For suppliers that support the bank’s critical operations, the procurement of products and services is assessed and addressed separately. Suppliers will be eligible to take part in procurement processes if first approved in the aforementioned analyses. After being engaged, the relationship with suppliers must be efficient, ethical and respectful over the term of the contract. For this purpose, Itaú Unibanco has its business relations formalized in accordance with internal procedures and legal requirements. While the contract is in force, the parties must comply with and ensure adherence to contractual clauses, performance and quality of the services engaged. Approved suppliers are periodically monitored for the same risks reviewed in the approval process so that we can check the initial condition assessed. In the event we identify any material facts at any time, such supplier may be barred from new contracts and ultimately have their contracts terminated. As a member of the National Financial System, our operations are regulated and follow the guidelines issued by regulation, self-regulation and inspection bodies, such as the Central Bank of 33

Brazil (BACEN), National Monetary Council (CMN), Brazilian Securities and Exchange Commission (CVM), Superintendency of Private Insurance (SUSEP), and the Ministry of Labor. ii. any dependence on a few suppliers The search for suppliers to the Bank should be an ongoing and regular activity, seeking to strengthen the supplier base, ensure competition, better prices and opportunities, and overcome critical supply issues. The persons in charge of procuring or contracting out services in the Bank should always encourage free competition and carry out procurement processes involving at least two suppliers, whenever possible. Possible dependence may arise as a result of a supplier providing services on an exclusive basis. iii. any volatility in the prices of suppliers Price volatility related to supplier agreements is affected by macroeconomic parameters such as interest and foreign exchange rates, equities, commodities, and indexes (e.g., inflation). 34

1.5 Identify whether there are clients responsible for more than 10% of the issuer’s net revenues, stating: a. total amount of revenues arising from the client No clients account for more than 10% of the Issuer’s revenue. b. operating segments affected by the revenue arising from the client The table below shows the concentration of loan and lease operations: (In R$ million) December 31, By concentration 2025 2024 Largest debtor 7,032 6,658 10 Largest debtor 49,933 44,294 20 Largest debtor 73,601 66,407 50 Largest debtor 118,551 106,980 100 Largest debtor 162,236 148,748 35

1.6 Describe the material effects of state regulation on the issuer’s activities, specifically commenting on: a. the need for government authorization for the performance of activities and the history of the Issuer’s relationship with the public authorities in obtaining such permits Supervision and Regulation We are subject to regulation by, and supervision of, several entities. We have branches and subsidiaries in Brazil and in several other jurisdictions, such as Luxembourg, the Bahamas, the Cayman Islands, Colombia, Chile, Uruguay, Paraguay, Panama, the United States, the United Kingdom, Portugal and Switzerland. The Central Bank supervises Brazilian financial institutions, their foreign branches, corporate properties and, indirectly, its subsidiaries. In each jurisdiction in which we operate, we are subject to supervision by local authorities and, frequently, governmental approvals from local central banks and monetary authorities in foreign jurisdictions are needed before commencing business. Brazilian Financial System Regulatory Framework We summarize below key rules and regulations that have been issued by the CMN and the Central Bank and other regulators, including those based on the BCBS and other international standards and guidance, and that have been consistently applied to Brazilian financial institutions and other institutions authorized to operate by the Central Bank throughout the years. We believe these rules and regulations are the base of the Brazilian financial system regulatory framework. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report. The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 of December 31, 1964, (the “Banking Law”). The Banking Law sets forth monetary, banking and credit policies and created the CMN. Main Banking Regulatory Entities in Brazil CMN The CMN, the highest authority of the Brazilian financial system, is the regulatory body responsible for establishing currency and credit policies to assure stability and social and economic development. Its main purpose is to disclose the general rules for the operation of the entire financial system. The CMN also oversees the activities of the Central Bank and the CVM. Central Bank The Central Bank is an autonomous authority responsible for implementing the policies of the CMN as they relate to monetary policy and exchange control matters, regulating and supervising Brazilian financial institutions of the public and private sectors, controlling and monitoring the flow of foreign currency to and from Brazil and overseeing the Brazilian financial markets. The Central Bank supervises financial institutions by: •setting minimum capital requirements, compulsory deposit requirements and operational limits; •authorizing corporate documents, capital increases, acquisition or increases of interest in companies and the establishment or transfer of principal places of business; 36

•authorizing the establishment of subsidiaries, representative offices or branches, in Brazil or abroad (for further information, see “Item 4B. Business Overview––Capital Adequacy and Leverage––Regulation of Branches and Subsidiaries”); •authorizing changes in shareholder control of financial institutions; •requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and •requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities. The president and the officers of the Central Bank are appointed by the president of Brazil (with the Brazilian Senate’s approval of their names) for fixed mandates of four years, which only partially overlap with the mandate of the president of Brazil and its ministers. The resignation of the Central Bank’s president and officers only occurs in justified cases and may be subject to approval by an absolute majority of the Brazilian Senate. In addition, the Central Bank is considered an independent government agency of a special nature (autarquia de natureza especial), characterized by the absence of any ties to a ministry, guardianship or hierarchical subordination, with technical, operational, administrative and financial autonomy. CVM The CVM is the authority responsible for overseeing, standardizing, regulating and developing the Brazilian securities market in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities markets, as well as investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants, as well as instruments and securities analysts. The CVM is linked to the ministry of finance of Brazil (Ministério da Fazenda). Self-Regulatory Entities The Brazilian financial and capital markets are also subject to self-regulation by certain entities, divided by field of activity. These self-regulatory entities include, among others, market associations such as ANBIMA, ABECS, FEBRABAN, ABRASCA, and the B3. Main Insurance, Health and Pension Plan Regulatory Entities in Brazil CNSP is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible mainly for establishing the guidelines and directives for private insurance, premium bond, capitalization and reinsurance companies, and open private pension entities. SUSEP is an authority linked to the ministry of finance of Brazil (Ministério da Fazenda), responsible for regulating and supervising the insurance, open private pension funds, capitalization and reinsurance markets in Brazil and their participants. The ANS is an authority linked to the ministry of health of Brazil (Ministério da Saúde) responsible for regulating and supervising the health insurance market in Brazil and its participants. Principal Limitations and Obligations of Brazilian Financial Institutions In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, the limitations and obligations concern the offering of credit, the concentration of risk, investments, operational procedures, loans and other 37 transactions in foreign currency, and the management of third-party funds and microcredit. Under the Banking Law, financial institutions may not: •operate in Brazil without the prior approval of the Central Bank; •hold direct or indirect equity interests in any company located in Brazil or abroad without prior approval of the Central Bank, unless (i) the equity interest is held through the investment banking unit of a universal bank or through an investment bank, (ii) the equity is from a company located in Brazil and is accounted for on a temporary nature, or (iii) the equity represents minority shares in financial organizations and institutions abroad exclusively held for purposes of accessing export financing instruments and foreign exchange. In cases where the acquisition of equity interest is subject to the prior approval of the Central Bank, the subsidiaries’ activities should be complementary or related to the financial institution’s own main activities; •own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. When real estate is transferred to a financial institution in satisfaction of a debt, the property must be sold within one year, except if otherwise authorized by the Central Bank; •grant credit transactions above the regulation limits to certain related individuals and legal entities; •hold, on a consolidated basis, permanent assets, including investments in unconsolidated subsidiaries, real estate, equipment and intangible assets, exceeding 50.0% of its adjusted regulatory capital. For further information on the requirements, see “––Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”; •grant loans or advances, and guarantees, including derivative transactions, underwrite or hold in their investment portfolio, securities of any clients or group of affiliated clients that, in the aggregate, give rise to exposure to such client or group of affiliated clients that exceeds the threshold determined by the Central Bank. For further information on the requirements, see “––Capital Adequacy and Leverage––Asset Composition and Exposure Requirements”; In addition, pursuant to the Banking Law, financial institutions are required, among others, to: •deposit a portion of the deposits received from clients with the Central Bank (compulsory reserve requirements). For further information on compulsory reserve requirements, see “–– Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”; •maintain enough capital reserves to absorb unexpected losses, pursuant to the rules proposed by BCBS and implemented by the Central Bank. For further information on the Basel requirements and their implementation in Brazil, see “––Capital Adequacy and Leverage—Basel III Framework” and “––Capital Adequacy and Leverage—Basel III Framework––Implementation of Basel III in Brazil”; •if a domestic systemically important financial institution, prepare and submit, by December 31, annual recovery plans that aim to re-establish adequate levels of capital and liquidity and to preserve the viability of the institution under stress scenarios. For further information on our recovery plan, refer to our Investor Relations website (see “Menu - Results and Reports - Regulatory Reports - Pillar 3 - Risk and Capital Management – Pillar 3”) which is not incorporated by reference into this annual report; and 38

•create, regarding financial guarantees, specific accounting procedures for the assessment and registration of passive provisions. Capital Adequacy and Leverage The Central Bank supervises the Brazilian banking system in accordance with the guidelines and other applicable regulations issued by the BCBS. For this purpose, banks provide the Central Bank with the information it deems useful to perform its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks. The main principle behind the directives of BCBS is that a bank’s own resources must cover its main risks, including credit, market and operational risks. Brazilian financial institutions are subject to capital measurement and standards based on a risk- weighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by BCBS on the Basel III framework. Basel III Framework The Basel III framework, issued on December 16, 2010 and fully implemented by January 1, 2019, increased the minimum capital requirements, requiring banks to maintain minimum capital levels corresponding to the following percentages of risk-weighted assets: (i) a minimum common equity capital ratio of 4.5% composed of common shares; (ii) a minimum Tier 1 Capital ratio of 6.0%; and (iii) a minimum total capital ratio of 8.0%. In addition, Basel III requires a “capital conservation buffer” of 2.5% and each national regulator is given discretion to institute a “countercyclical buffer” if it perceives a greater system-wide risk to the banking system as the result of a build-up of excess credit growth in its jurisdiction. Further, Basel III introduced a new LR, defined as Tier 1 Capital divided by the bank’s total risk weighted exposure. Additionally, Basel III implemented a LCR, which requires affected banks to maintain sufficient high-quality liquid assets to cover the net cash outflows that could occur under a potential liquidity disruption scenario over a thirty-day period; and implemented a NSFR, which establishes a minimum amount of stable sources of funding that banks will be required to maintain based on the liquidity profile of the banks’ assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments over a one-year period. Additional requirements apply to additional Common Equity Tier 1 Capital or Tier 2 Capital instruments issued by internationally active banks and to G-SIBs. The assessment of which financial institutions are G-SIBs is based on indicators that reflect size, interconnectedness, substitutability/financial infrastructure, cross-jurisdictional activity, and complexity. No Brazilian bank was included in the latest list of G-SIBs issued on November 26, 2024, by the Financial Stability Board (“FSB”). BCBS has also issued a framework for the regulation of D-SIBs, which supplements the G-SIBs framework by focusing on the impact that the distress or failure of systemically important banks would have on the domestic economy of each country. Implementation of Basel III in Brazil Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,955/2021 and No. 4,958/2021. Brazilian banks’ minimum total capital ratio is calculated as the sum of two components: regulatory capital (patrimônio de referência); and additional core capital (adicional de capital principal), both aligned to the guidelines of the Basel III framework. 39

Brazilian banks’ regulatory capital is comprised of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is divided into two elements: Common Equity Tier 1 Capital (capital principal), which represents common equity capital and profit reserves after adjustments and Additional Tier 1 Capital (capital complementar), which represents subordinated debt and equity instruments authorized by the Central Bank. To qualify as Additional Tier 1 Capital or Tier 2 Capital, according to CMN Resolution No. 4,955/21, all instruments issued by a Brazilian bank must contain loss-absorbency provisions, including a requirement that such instruments be automatically written off or converted into equity upon a “trigger event.” A “trigger event” is the earlier of: (i) Common Equity Tier 1 Capital being less than 5.125% of the risk-weighted assets for Additional Tier 1 Capital instruments and 4.5% for Tier 2 Capital instruments; (ii) the execution of a firm irrevocable written agreement for the government to inject capital in the financial institution; (iii) the Central Bank declaring the beginning of a RAET or intervention in the financial institution; or (iv) a decision by the Central Bank, according to criteria established by the CMN, that the write-off or conversion of the instrument is necessary to maintain the bank as a viable financial institution and to mitigate relevant risks to the Brazilian financial system. Specific procedures and criteria for the conversion of shares and the write-off of outstanding debt related to funding instruments eligible to qualify as regulatory capital are established by CMN regulation. The legal framework applicable to financial bills (letras financeiras) was adapted to allow Brazilian financial institutions to issue Basel III-compliant debt instruments in the Brazilian market. The additional core capital requirement is subdivided into three elements: the capital conservation buffer (adicional de conservação de capital principal), the countercyclical capital buffer (adicional contracíclico de capital principal) and the additional principal capital of systemic importance (adicional de capital principal sistêmico). The capital conservation buffer is aimed at increasing the loss absorption ability of financial institutions. The countercyclical capital buffer can be imposed within a range by the Central Bank if it judges that credit growth is increasing systematic risk. The additional principal capital of systemic importance seeks to address the impact that the distress or failure of Brazilian banks may have on the local economy. In the event of non-compliance with the additional core capital requirements, certain restrictions will apply, including the inability of the financial institution to: (i) pay officers and directors their share of variable compensation; (ii) distribute dividends and interest on capital to stockholders; (iii) pay the instrument’s interest and (iv) repurchase its own shares and effect reductions in its share capital. We are considered a domestic systemically important financial institution, hence having to fulfill the 1% additional core capital for additional principal capital of systemic importance (adicional de capital principal sistêmico). Also, since October 1, 2018, a minimum LCR in a standardized liquidity stress scenario requirement applies to banks with total assets that are equal or superior to 10% of the Brazilian GDP or to banks with relevant international activity (in such case, regardless of total assets). The calculation of the LCR follows the methodology set forth by the Central Bank which is aligned with the international guidelines. During periods of increased need for liquidity, banks may report a lower LCR than the minimum required ratio, provided that they also report to the Central Bank the causes for not meeting the minimum requirement, the contingent sources of liquidity it has available, and the measures it plans to adopt to be in compliance with the LCR requirement. Since April 1, 2016, banks must also publicly disclose their LCR on a quarterly basis. 40

The following table sets forth the minimum capital ratios and LCR requirements under Basel III implemented by the Central Bank, as applicable to us as of December 31, 2025. The figures presented below refer to the percentage of our risk-weighted assets: Basel III Requirements 2025 Common Equity Tier I 4.5% Tier I 6.0% Total Capital 8.0% Additional Capital Buffers (ACB) 3.6% Conservation 2.5% Countercyclical1 0.1% Systemic 1.0% Common Equity Tier I + ACB —% Total Capital + ACB 11.6% Prudential adjustments deductions 100% (i) The Countercyclical capital buffer is set by the monetary authorities of the jurisdictions in which Banco Itaú has exposure, the most relevant being Brazil, in which the financial Stability (Comef) sets it at zero (BACEN Communication n* 42,457/24). and Chile, which is set at 0.5% Limit to be observed 2025 Liquidity Coverage Ratio (LCR) 100% Since October 1, 2015, banks are required to prepare public disclosures of their LR on a quarterly basis. In November 2017, the CMN established the minimum limit for the NSFR and the LR to be observed by certain Brazilian financial institutions, including those classified as segment 1 (“S1”) pursuant to CMN regulation, such as us. According to CMN regulations, financial institutions and groups are classified in segments and authorized to operate for proportional application of the prudential regulation, considering the size, international activity and risk profile of members of each segment. Out of the five possible segments, we are classified as S1, which is composed of universal banks, commercial banks, investment banks, foreign exchange banks and federal saving banks that (a) have a size equivalent or superior to 10% of the Brazilian GDP; or that (b) perform relevant international activities, independently from the magnitude of the institution. The NSFR corresponds to the ratio between the ASF, and the RSF, of the financial institution. The minimum limit for the NSFR for Segment 1 financial institutions, such as us, is 100%. The LR consists of the ratio between the sum of the Common Equity Tier 1 Capital and the Additional Tier 1 Capital, and the total exposure of the financial institution ascertained as established by the applicable regulation. The LR rule determines the threshold of 3% as the minimum requirement for the LR for S1 financial institutions. For further information on our NSFR, see “5A. Operating Results—Liquidity Ratios—Net Stable Funding Ratio.” CMN regulation also defines the entities that compose the regulatory conglomerate (conglomerado prudencial) of Brazilian financial institutions and establishes certain financial statement requirements that apply to them. For further information on the requirements, see “4B. Business 41

Overview—Capital Adequacy and Leverage—Consolidated Enterprise Level (conglomerado prudencial).” Brazilian financial institutions are also required to implement a capital management structure compatible with the nature of their transactions, the complexity of the products and services it offers, as well as with the extent of its exposure to risks. Disclosure and reporting of risk management matters, risk-weighted asset calculation, and adequate compliance with regulatory capital requirements are regulated by the Central Bank and reflect the so-called “Pillar 3” of regulatory capital recommended under Basel III, aimed at improving governance and disclosure. Pillar 3 Report Since January 1, 2020, the Central Bank requires certain financial institutions to furnish a Pillar 3 Report. On March 23, 2023, the Central Bank issued Resolution No. 306, altering several prudential rules. Among other changes, two new topic sections were included in the Pillar 3 report: (i) the comparison between the RWA, amounts calculated through the standard approach and through the internal ratings based (“IRB”) approaches, and (ii) the disclosure of information related to assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect. We are required to publish this report on a consolidated basis covering the following topics: • prudential indicators and risk management; • comparison between accounting and prudential information; • capital composition; • macroprudential indicators; • leverage ratio; • liquidity indicators; • credit risk; • counterparty credit risk (CCR); • securitization exposures; • market risk; • risk of interest rate fluctuation in instruments classified in the banking book (IRRBB); • remuneration of administrators; • comparison between RWA calculated in the standardized approach and in the internal models approach; • linked assets (assets subject to any impediment or restriction of negotiation due to a legal, regulatory, statutory or contractual aspect); and • operational risks. The Pillar 3 Report must be furnished on a quarterly, biannual or annual basis, according to the type of information being disclosed. Risk Weighted Asset Calculation 42

The calculation of risk exposure is based on several factors set forth by the Central Bank regulations and impacts the capital requirements. The components take into consideration the type of risk and include the parameters and procedures for calculation of RWA to determine the capital requirements resulting from each risk exposure. The Central Bank has been frequently changing and updating the rules and regulations for the RWA calculation, with updated rules available at “www.bcb.gov.br/estabilidadefinanceira/regulacao_prudencial_normas” which is not incorporated by reference into this annual report. Regulatory developments in Brazil continue to affect the calculation of risk-weighted assets and regulatory capital requirements. The Central Bank has adopted a revised framework for operational risk that replaces multiple existing methodologies with a single, more risk-sensitive approach, to be implemented on a phased basis through 2028. This framework is expected to change the way operational risk is reflected in risk-weighted assets and capital requirements and includes the incorporation of internal loss experience. In addition, Brazilian regulators have introduced new requirements for recovery and orderly resolution planning applicable to financial institutions under Central Bank supervision. These requirements, which will also be phased in through 2028, may affect capital planning, governance and risk management processes and are intended to enhance the resilience and stability of the Brazilian financial system. Regulators have also established a transition framework to mitigate the impact on regulatory capital arising from the adoption of a new expected credit loss provisioning model aligned with IFRS 9. This transition period, expected to occur from December 2025 to January 2028, is intended to partially offset potential reductions in regulatory capital resulting from higher provisioning requirements and is aligned with international banking regulatory standards. Asset Composition and Exposure Requirements Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50% of their adjusted net equity, calculated in accordance with the criteria established by the Central Bank. In addition, we are legally prevented from granting loans or advances and guarantees, including derivative transactions, and from underwriting or holding in our investment portfolio securities of (i) any clients or group of affiliated clients that, in the aggregate, exceed the threshold of 25% of our Tier 1 regulatory capital, and (ii) any concentrated individual clients or group of connected clients that, in the aggregate, exceed the threshold of 600% of our Tier 1 regulatory capital (a concentrated individual client means, for the purpose of the rule, any one client to which exposure is equal to or higher than 10% of our Tier 1 regulatory capital). Banks must identify possible related counterparties, considering their economic interdependence in all cases where the sum of all exposures to one specific counterparty exceeds 5% of the eligible capital base. Two or more counterparties have an economic interdependence relationship whenever one is likely to be impacted financially if the other faces financial difficulties. Counterparties identified as economically interdependent must be treated as a single counterparty that is subject to the aforementioned requirements. Repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s regulatory capital, as adjusted in accordance with Central Bank regulations. A financial institution may carry out repurchase transactions in an amount of up to 30 times its regulatory capital. Within that limit, repurchase transactions involving private securities may not exceed five times the regulatory capital. Exposures to receivables from public entities (precatórios) are also subject to specific prudential regulation issued by the Central Bank. 43

Regulation of Branches and Subsidiaries The authorization to establish a branch abroad and/or to acquire and/or increase equity participation in companies incorporated in Brazil or abroad is regulated by CMN Resolution No. 5,043 of November 25, 2022 (which revoked the CMN Resolution No. 2,723). These rules determine, among other standards, a prior authorization issued by the Central Bank for a Brazilian financial institution, such as us, (i) to be able to participate or increase its participation, directly or indirectly and in any amount, in the share capital of any financial or non-financial company in Brazil or abroad, and (ii) to establish a branch or representative office abroad, with the institution being required to comply with capital, activities and operating limits. Additionally, in order to allocate or to increase fund allocation in branches or representative offices established abroad, Brazilian financial institutions are required to communicate their intention to the Central Bank 90 days prior to the execution of the transaction. The submission of a filling in order to seek for such prior approvals must comply with other regulatory requirements, such as the ones determined by the Central Bank Normative Ruling No. 342, of January 2, 2023, and Central Bank Circular No. 2,981, of April 28, 2000. Treatment of Past Due Debts Until 2024, Brazilian financial institutions classified credit transaction, including finance lease transactions and others characterized as credit advances, within risk levels ranging from AA to H, as defined by the Central Bank, with the purpose of recognizing credit loss provisions. The classification was based on the customer’s financial condition and credit profile, the terms and conditions of the transaction, and any past-due period on payments. As of 2025, the expected credit loss provision associated with credit risk incorporates the use of forward-looking information and the classification of financial instruments into three stages: • Stage 1 – expected credit losses over the next 12 months. Applicable to financial instruments that have not experienced a significant increase in credit risk. • Stage 2 – expected credit losses over the lifetime of the financial instrument. Applicable to financial instruments that have experienced a significant increase in credit risk since initial recognition. • Stage 3 – expected credit losses over the lifetime of the financial instrument. Applicable to assets with credit recovery issues (credit-impaired assets), evidenced by a delay of more than 90 days in the payment of principal or interest, or by an indication that the respective obligation will not be fully honored. At this stage, interest income is recognized on a cash basis. A financial instrument will migrate between stages as its credit risk increases or decreases. The expected credit loss provision is based on our internally developed models, which calculate the allowance by multiplying the probability of default of the customer or counterparty by the potential recovery of defaulted credits for each transaction, as described in “Note 2(c) – Accounting Policies, Critical Estimates and Significant Judgments – IV – Financial Assets and Liabilities” and in “Note 32 – Risk and Capital Management” of our audited consolidated financial statements. Risk levels are classified as: Lower risk: PD lower or equal than 4.44% 44

Medium: PD from 4.44% up to 25.95% Higher risk: PD higher than 25.95% Credit-Impaired: loans classified in Stage 3 Bank Insolvency The insolvency of financial institutions is handled pursuant to applicable laws and Central Bank regulations, and the Central Bank initiates and monitors all applicable administrative proceedings. There are three types of special regimens that may be imposed to either privately held financial institutions or state-owned (other than federal government-owned) financial institutions or similar institutions: (i). Temporary special administration regime or RAET: a less severe special regime with limited duration which allows financial institutions to continue to operate – the whole management loses its office and is replaced by a steering committee appointed by the Central Bank with broad management powers, which will adopt measures aimed at the resumption of the financial institution’s regular activities. If resumption is not possible, this regime may be turned into an extrajudicial liquidation. (ii). Intervention: a time-limited regime in which the Central Bank appoints an intervenor that takes charge of the financial institution's management, suspending its regular activities and dismissing the financial institution’s management, with the main purpose of preventing the continuation of certain irregularities and the aggravation of the institution’s financial condition, which can expose assets to risk and harm the financial institution’s creditors – it suspends all actions related to payment obligations of the financial institution, prevents the early settlement or maturity of its obligations and freezes pre-existing deposits. (iii). Extrajudicial liquidation: a process of dissolution of the company in cases of unrecoverable insolvency or severe violations of the rules that regulate a financial institution’s activities. The extrajudicial liquidation aims at promoting the liquidation of the existing assets for the payment of creditors, with the return of any amounts left to stockholders. Controlling stockholders may be held responsible for remaining liabilities. (iv). In the course of the special regimens described above, the steering committee, the intervenor, and the liquidator may, when authorized by the Central Bank: (i) dispose of assets and rights of the financial institution to third parties and (ii) proceed with corporate restructuring processes in the financial institution or its subsidiaries, among other possible measures of similar effect. Deposit Insurance In the event of intervention, extrajudicial liquidation or liquidation of a financial institution in a bankruptcy proceeding, the FGC provides deposit insurance for certain financial products. It guarantees the maximum amount of R$250,000 for certain deposits and credit instruments held by an individual, a company or another legal entity with a financial institution (or financial institutions of the same economic group). Such deposits and credit instruments contracted as of December 22, 2017, are subject to an additional limit: the total coverage of the referred guarantee is R$1,000,000 per investor regardless of the number of accounts held in different financial groups and such limit is valid for a period of four years. The resources of the FGC come primarily from mandatory contributions from all Brazilian financial institutions that receive deposits from clients, currently at a monthly rate of 0.01% of the amount of the balances of accounts corresponding to the financial instruments that are covered by the ordinary guarantee, even if the related credits are not fully 45 covered by FGC, and certain special contributions. Deposits and funds raised abroad are not guaranteed by the FGC. Credits of financial institutions and other institutions authorized to operate by the Central Bank, complementary welfare entities, insurance companies, capitalization companies, investment clubs and investment funds, as well as those representing any interest in or financial instrument held by such entities, are not protected by the ordinary guarantee of FGC. Payment of Creditors in Extrajudicial Liquidation In the event of extrajudicial liquidation of a financial institution or liquidation of a financial institution in a bankruptcy proceeding, the salaries of employees and the related labor claims up to a certain amount, secured credits and tax charges have priority in any claims against the entity in liquidation, except for specific credits legally considered out of the liquidation. The payment of unsecured credits, including deposits from regular retail clients that are not guaranteed by the FGC, is subject to the prior payment of preferred credits. Additionally, upon the payment of the deposits guaranteed by the FGC, the FGC becomes an unsecured creditor of the estate in liquidation. Law No. 14,112/20 replicates, with some adjustments, the provisions of the United Nations Commission on International Trade Law Model Law on Cross-Border Insolvency. It sets out rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings. Bank Secrecy Brazilian financial institutions must maintain the secrecy of banking operations and services provided to their clients. Except as permitted under Brazilian legislation or by judicial order, a breach of bank secrecy is a criminal offense. The only circumstances under which information about clients, services or transactions by Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: • the disclosure of information with the express consent of the interested parties; • the exchange of information between financial institutions for record purposes; • the disclosure of information to credit reference agencies based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; • the disclosure of information to the competent authorities relating to the actual or suspected occurrence of criminal acts or administrative wrongdoings, including the disclosure of information on transactions involving funds related to any unlawful activities; • the disclosure of some information established by law to tax authorities; and • the disclosure of information in compliance with a judicial order. Complementary Law No. 105, of January 10, 2001, also allows the Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed. The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information (the “2007 Agreement”). Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority. 46

Proceedings for Administrative Sanctions in the Brazilian SFN, the SPB and Capital Markets Legal violations under Brazilian banking, payments and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense. Law No. 13,506, dated November 13, 2017, as supplemented by Central Bank Resolution No. 131/21 and CVM Resolution No. 45/21, provides for the administrative sanctioning procedures within the competence of the Central Bank and CVM and significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the SPB and of the consortium system. Some of the key aspects of Law No. 13,506 are: (i) the caps of the fines provisioned by the Central Bank and CVM are capped at R$2 billion (or 0.5% of revenues from services and financial products in the year preceding the violation, whichever is higher) and R$50 million (or twice the value of the issuance or irregular transaction; or three times the economic advantage obtained or loss avoided as a result of the violation; or twice the damage caused to investors, whichever is higher), respectively; (ii) new types of violations that are subject to penalties were added; (iii) the maximum penalty with respect to disqualification was increased to a period of twenty years; (iv) the Central Bank may enter into cease-and-desist commitments; and (v) the Central Bank and the CVM may enter into administrative agreements similar to leniency agreements. Leasing Regulation Leasing transactions are transactions in which a “lessor” (the bank), delivers an asset is owns to a “lessee” (the client), to be used by the lessee until the end of the contract, when the lessee may opt to either acquire it or return it to the lessor or renew the contract for a new period. Although leasing transactions are not classified as credit transactions under Brazilian legislation, the Central Bank regulates and oversees them. The laws and regulations applicable to financial institutions, such as those related to reporting requirements, capital adequacy and leverage, assets composition limits and allowance for losses, are also generally applicable to leasing companies. Insurance Regulation The insurance business in Brazil is regulated by CNSP and SUSEP. Insurance companies require SUSEP approval to offer their products. Insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers. Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves. In the event that an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures. There is currently no restriction on foreign investments in insurance companies in Brazil. Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under CNSP and SUSEP rules, and reinsurance contracts 47 may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil. In December 2025, Law No. 15,040/2024 came into effect, establishing private insurance rules, repealing the previous provisions of the Brazilian Civil Code and amending Decree No. 73/1966. The new law aims at ensuring that insurers protect the legitimate interests of policyholders and beneficiaries against predetermined risks by paying a premium. The main points of the law include (i) strengthening transparency in contractual relationships; (ii) adjustments in claims regulation; and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. Asset Management Regulation The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration. We provide several services in the capital markets and, in particular, we perform activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation. By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities. The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers. Compensation of Board of Directors and Board of Officers of Financial Institutions The Brazilian asset management regulation requires a previous registration with the CVM to perform the services of portfolio management and fund administration. We provide several services in the capital markets and, in particular, we perform activities related to fund administration and portfolio management under CVM registration and in accordance with CVM regulation. By providing these services, our entities engaged in the asset management business can be held civilly and administratively liable in certain circumstances for losses arising from either intentional acts or negligence in conducting their activities. The CVM has regulatory powers to oversee these activities, including powers to impose fines and other sanctions on registered asset managers. Regulation of Independent Auditors of Financial Institutions In accordance with CMN regulations establishing the rules that govern external audit services provided to financial institutions, the financial statements and financial information of financial institutions must be audited by independent auditors who are (i) duly registered with the CVM; (ii) qualified as specialists in audit of banks by the CFC (or, in the case of publicly-held companies, by entities indicated by the CVM); and (iii) meet the requirements that ensure auditor independence. After issuing audit reports for five consecutive fiscal years, the responsible audit partner and audit team members with management responsibilities must rotate-off and cannot be part of the audit team of such financial institution for the following three consecutive fiscal years. 48

In addition to the audit report, the independent auditor must prepare the following reports, as required by CMN regulation: • an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; • a legal and regulatory provisions non-compliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; and • other reports required by the Central Bank and CVM. These reports, as well as working papers, correspondence, service agreements and other documents related to the audit work must be retained and made available for consultation by the Central Bank for at least five years. Independent auditors and the audit committee, individually or jointly, must formally notify the Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including: • non-compliance with legal rules and regulations that place the continuity of the audited entity at risk; • frauds of any amount perpetrated by the management of the institution; • material frauds perpetrated by the institution’s employees or third parties; and • errors that result in major incorrectness in the financial statements of the audited entity. The executive office of the financial institution must inform the independent auditor and the audit committee, if any of the above situations occur. Moreover, such situations must also be reported by the audit committee to the board of directors. CVM regulations provide that the independent auditor must notify the CVM, in writing, of certain material irregularities (which encompasses existence or evidence of error or fraud) within twenty days as of the date such irregularity is identified. Under Brazilian law, our financial statements must be prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. We also prepare financial statements in accordance with the IFRS as issued by the IASB. For further information, see “Presentation of Financial and Other Information—About our Financial Information.” Financial institutions must have their financial statements audited every six months. Quarterly financial statements filed with the CVM must be reviewed by independent auditors of the financial institutions. CVM rules require publicly held companies, including financial institutions, to disclose information related to non-audit services provided by independent auditors when they represent more than 5% of the fees for audit services. Such information should include the type of service, the amount paid and the percentage that they represent of the fees for the audit of financial statements. For further information on fees and services of the principal auditors, see “Item 16C. Principal Accountant Fees and Services.” CMN regulation also requires financial institutions and certain other authorized entities to create a corporate body designated as the “audit committee,” if such entities are registered as publicly held companies; considered leaders of a regulatory conglomerate in the S1, S2 or S3 categories or considered S1, S2 or S3 companies. 49

Investments by Non-Resident Holders Brazilian law restricts foreign ownership of voting shares of financial institutions and requires prior authorization from the Central Bank. Such authorization has been obtained and foreign ownership of our voting share capital is currently limited to 30%. Foreign investments are subject to registration and other local regulatory requirements, although certain exemptions and simplified procedures apply to non-resident investors. For more information on investments by foreign investors, see “Item 10E. Taxation––Brazilian Tax Considerations––Non-Resident Holders Resident or Domiciled in Tax Haven Jurisdictions.” Recent Developments in the Brazilian Financial and Payments Systems We summarize below rules and regulations that have been issued or modified by law or regulation of the CMN and the Central Bank and other authorities in recent years. We believe these laws and regulations are the most relevant and impactful to our business and the industry as a whole. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report. New Accounting Criteria and Accounting Standards CMN regulation requires financial institutions categorized as segments 1, 2, and 3 to publish IFRS as issued by the IASB financial statements. In the end of 2021, the CMN issued new rules establishing new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Central Bank. The rules intend to align the accounting criteria with best international practices, including the IFRS 9 – Financial Instruments and IFRS 16 – Leases standards issued by the IASB, and came into effect on January 1, 2025. In 2023, the Central Bank issued a rule establishing accounting procedures to define the components of financial instruments which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets; and establishing parameters to measure the expected loss associated with credit risk, including for setting minimum levels of allowance for expected losses associated with credit risk, among other changes. This rule entered into effect on January 1, 2025 in regards to the provisions relating to the accounting of financial instruments. Also in 2023, CVM issued a rule requiring publicly listed companies in Brazil, such as us, investment funds, and securitization companies to prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board ("ISSB"). The compliance with such standards will become mandatory as of the fiscal years beginning on January 1, 2026. Instant Payments In November 2020, pursuant to Central Bank Resolution No. 1/2020 (“Pix Regulation”), the Central Bank implemented the Instant Payment Arrangement (“Pix Arrangement”), an instant payment ecosystem which settlement is centralized at the Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week, all days of the year, the ecosystem increased market competitiveness and efficiency; 50 lowered costs; and enhanced customer experience. Participation in the Pix Arrangement is mandatory for financial institutions and payment agents authorized to operate by the Central Bank that have more than 500,000 active customer accounts. Since then, the Central Bank continues to regulate the Pix Arrangement by also improving client protection measures, enhancing transaction security, expanding functionalities, and ensuring broader financial inclusion. Open Finance On May 4, 2020, the Central Bank and CMN published Joint Resolution No. 1/2020, amended by Joint Resolution No. 10 of July 4, 2024, setting out the framework for the implementation of open finance in Brazil. From that date on, CMN and the Central Bank have issued complementing regulations. The Brazilian open finance model comprises financial institutions, payment institutions and other entities authorized to operate by the Central Bank, making it possible to share, via integration of information systems and upon customer’s authorization, data on products and services, customer records and transactions. Open finance also includes, but is not limited to, the provision of initiation payment services and forwarding loan proposals through digital correspondent agents. Since May 2024, the Central Bank and the CMN continue to regulate the open finance, introducing new regulations aiming at enhancing payment transactions via the Pix Arrangement, simplifying payment initiation processes and facilitating contactless payments, providing for a new framework for governance (including the foundation of the Open Finance Association) and also making adjustments to mandatory participation requirements for institutions in the open finance ecosystem. Foreign Exchange Transactions and Exposure On May 4, 2020, the Central Bank and CMN published Joint Resolution No. 1/2020, amended by Joint Resolution No. 10 of July 4, 2024, setting out the framework for the implementation of open finance in Brazil. From that date on, CMN and the Central Bank have issued complementing regulations. The Brazilian open finance model comprises financial institutions, payment institutions and other entities authorized to operate by the Central Bank, making it possible to share, via integration of information systems and upon customer’s authorization, data on products and services, customer records and transactions. Open finance also includes, but is not limited to, the provision of initiation payment services and forwarding loan proposals through digital correspondent agents. Since May 2024, the Central Bank and the CMN continue to regulate the open finance, introducing new regulations aiming at enhancing payment transactions via the Pix Arrangement, simplifying payment initiation processes and facilitating contactless payments, providing for a new framework for governance (including the foundation of the Open Finance Association) and also making adjustments to mandatory participation requirements for institutions in the open finance ecosystem. Virtual Assets and Virtual Asset Service Providers On November 10, 2025, the Central Bank issued Resolutions Nos. 519, 520 and 521, establishing a regulatory framework for the provision of virtual asset services in Brazil, including licensing requirements, operational standards and the treatment of certain virtual-asset transactions under foreign exchange regulations. Resolution No. 520 regulates virtual asset services and sets out the conditions under which Virtual Asset Service Providers (“VASPs”) may be incorporated and operate, subjecting such activities to requirements relating to governance, internal controls, customer due diligence, data protection and information disclosure. Certain virtual-asset services may also be provided by financial institutions authorized by the Central Bank, including commercial and multi-purpose banks, such as us, subject to applicable conditions and supervisory oversight. Resolution No. 519 establishes the authorization and approval processes applicable to VASPs, 51 including requirements for authorization to operate and prior approval for certain corporate and control-related transactions. Resolution No. 521 addresses the foreign exchange treatment of specified virtual-asset transactions, including certain cross-border transfers and exchanges, and introduces data collection and periodic reporting obligations to the Central Bank in connection with such activities. The resolutions generally entered into force on February 2, 2026. Institutions already providing virtual asset services, such as us, will be required to seek authorization or notify the Central Bank, as applicable, within the transition periods established by the regulations, with certain reporting obligations becoming effective in May 2026. Changes to Rules Applicable to Agribusiness Receivables Certificates, Real Estate Receivables Certificates and Other Incentivized Instruments On May 22, 2025, CMN issued Resolution No. 5,215, to clarify existing rules regarding LCIs and LCAs. The resolution introduces clearer provisions on early repurchase for intermediation purposes, allowing issuing institutions to repurchase LCIs and LCAs before maturity exclusively for intermediation, while maintaining the prohibition on holding them in treasury for resale. The rule also establishes general rules for extending the maturity of LCIs and LCAs, requiring that any extension comply with the same conditions as a new issuance, including minimum maturity periods. Furthermore, the updated nominal value of LCIs and LCAs cannot exceed the gross book value of the underlying real estate or agribusiness credit rights, calculated according to the Central Bank’s accounting standards, and prohibits using credits written off as losses as collateral. CMN Resolution No. 5,215 came into effect on the date of its publication (May 26, 2025) regarding new minimum maturity periods of the LCIs and LCAs, while other changes came into force on August 1, 2025. Anti-Fraud Measures for Account Opening and Maintenance In 2025, the Central Bank and the CMN issued rules to strengthen controls for fraud prevention, anti-money laundering, and the integrity of banking, savings, and deposit accounts. These new rules require financial and payment institutions to reject payment transactions involving accounts subject to well-founded suspicion of fraud and to close payment or deposit accounts where serious irregularities are identified in customers registration information, or when such accounts are used as pass-through accounts or to provide unauthorized financial or payment services. These measures, implemented through Central Bank Resolutions No. 476, No. 501 and No. 518 and CMN Resolutions No. 5,218 and No. 5,261, expand institutions’ monitoring and compliance obligations and increase supervisory expectations regarding the detection of fraud, scams, and money laundering, account usage, and customer identification. Real Estate as Collateral for Credit Operations On October 10, 2025, the CMN issued Resolution No. 5,255, further amending Resolution No. 4,676 to redefine the rules for the allocation of savings and interbank real estate deposits to real estate credit operations. The new regulation progressively increases the mandatory allocation of these funds to up to 100%, introduces new eligibility and control criteria for credit operations, and allows greater flexibility and more efficient use of resources raised through savings deposits and alternative funding instruments, such as LCIs and LIGs, reducing reliance on savings deposits. Additionally, changes to the compulsory deposit regime enable deductions linked to the origination of new real estate loans, with phased implementation starting January 1, 2027 and a transition period of up to ten years, supporting market stability and predictability. Payroll Loans Regulation 52

On March 12, 2025, the Brazilian Government issued Provisional Measure No. 1,292, which proposes significant changes to the payroll loan market, which aims to expand payroll lending. The main changes include (i) the creation of a public online platform for digitalizing the payroll loan contracting process, which became operational on March 21, 2025; (ii) the obligation of private employers to provide information on payroll, deductions, and terminations to the platform, as well as to manage the withholding of loan installments from employees’ salaries; and (iii) the right of employees to transfer their payroll loans between banks, subject to a lower interest rate than the original one. Provisional Measure No. 1,292 is effective as of its publication date, March 12, 2025 On July 24, 2025, Provisional Measure No. 1,292/25 was converted into Law No. 15,179/25, which came into effect on the date of its publication (July 27, 2025). Regulation on Payment Agents and Payment Arrangements The regulation issued by the Central Bank, determines, among other aspects: (i) consumer protection, anti-money laundering compliance and risk prevention systems that should be observed by payment agents and payment arrangers; (ii) the procedures for incorporation, organization, authorization and operation of payment agents, as well as transfer of shareholding control, subject to the Central Bank’s prior approval; (iii) capital requirements; (iv) definition of arrangements excluded from the SPB; and (v) rules related to payment accounts, which are divided into prepaid and postpaid accounts and require the allocation of the totality of their balance to a special account at the Central Bank or investment in government bonds. CMN Resolution 522, published on October 10, 2025, reinforces the resilience of Brazil’s payment ecosystem by assigning card schemes ultimate responsibility for transaction settlement, ensuring security and trust even in the event of participant failures. The regulation introduces centralized risk management and continuous stress testing, by Card schemes, that raising transparency and governance standards across the industry. It also revises chargeback rules and mandates greater tariff disclosure, enhancing predictability for all stakeholders. Card schemes have 180 days from publication to submit updated regulatory frameworks to the Central Bank; until then, existing regulations remain in effect. Regulations on ESG Requirements Applicable to Financial Institutions Financial institutions are required by CMN regulation to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática) (“PRSAC”), which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and services, suppliers, investors, personnel, and any persons affected by the financial institution’s activities. The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers, and seeks to contemplate the recommendations of the TCFD at the national regulatory level. It also requires the preparation of an annual GRSAC Report by financial institutions classified in segments S1, such as us, S2, S3 and S4. Authorized institutions classified in segments S1, such as us, S2, S3, and S4, must remit to the Central Bank information regarding social, environmental, and climate risks related to their exposures to credit and securities transactions, as well as those of the respective debtors under 53 these transactions. CVM regulation also provides instructions and requirements regarding aspects of social, environmental and climate risk that must be observed by publicly traded companies in Brazil. Further, SUSEP regulation provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. These entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above. We are continuously improving our climate strategy. Our public reports are aligned with TCFD recommendations and seek to implement best practices on climate-related governance, strategy, risk management, metrics and targets. We are committed to achieving net zero GHG emissions across our operations and financing activities by 2050. As such, we disclose our financed emissions based on the PCAF. We report our direct emissions “Scope 1,” emissions from energy consumption “Scope 2,” and indirect emissions “Scope 3,” including those from our credit portfolio. Recognizing that financed emissions are the most significant for a bank, we acknowledge that reaching net zero depends on the decarbonization efforts of our clients and the broader real economy. To support this transition, we have published the decarbonization objectives for high GHG-emitting sectors we finance. Additionally, by 2030, Itaú Unibanco aims at reducing its combined Scope 1 and 2 emissions by 50%, as well as achieve a 50% reduction in Scope 3 emissions (except for category 15), using 2023 as the baseline year. Recognizing that the innovation agenda is essential for our decarbonization and the transition of our clients, in 2022 we launched Cubo ESG, a platform for entrepreneurs who want to transform the environmental and social reality of Brazil and Latin America. In addition to positioning and communication, the hub aims at generating knowledge, innovation and connections for low-carbon solutions. We continue to advance our commitment to achieve sustainable development. At the end of 2024, we set a new target to mobilize R$1 trillion in sustainable finance between January 2020 and December 2030. To achieve these objectives, we collaborate with the financial industry, through working groups such as the Brazilian Business Council for Sustainable Development and the United Nations Environment Program and through commitments such the Principles for Responsible Banking. On November 21, 2024, the CMN issued Resolution No. 5,185, requiring larger financial institutions, such as us, to prepare and disclose a sustainability report along with their financial statements. The report must adhere to international standards (IFRS S1 and S2) and Brazilian sustainability pronouncements and we are working to adhere to such standards. Compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026. We have assessed our compliance with the regulation in question, and created working groups involving various areas to ensure our compliance within the specified deadlines. Portability of Credit Transactions Portability of credit transactions refers to the transfer of a credit obligation from the original creditor to another institution, at the debtor´s request , maintaining the same outstanding balance and remaining term. The regulation establishes standardized procedures and deadlines for information exchange n and the mandatory use of an electronic system authorized by the Central Bank for the 54 fund transfers between financial institutions, prohibiting any alternative procedures (Resolution No. 5,057, issued by the Central Bank and CMN). On December 21, 2023, the Central Bank and CMN regulated the portability of outstanding balances on credit card invoices (revolving credit and installment plans) and other post-paid payment instruments through Resolution No. 5,112, which came into effect on July 1, 2024. Among other provisions, Resolution No. 5,112 requires that a portability proposal for credit card financing from a new institution be structured as a single, consolidated credit operation. If the original creditor makes a counterproposal, it must offer at least one comparable, consolidated operation matching the repayment term of the proposal, ensuring cost comparability for the client. Additionally, on November 28, 2025, the Central Bank and CMN issued Resolution 5,265, allowing institutions to use the Open Finance Brazil infrastructure for information exchange related to this transactions. This procedure is aligned with the Open Finance Brazil regulatory framework. Recent Developments on Prudential Regulation On May 30, 2025, the Central Bank issued Resolution No. 478 and CMN issued Resolution No. 5,223, introducing a new regulatory framework for the Leverage Ratio and establishing an individualized requirement for institutions, alongside the possibility of excluding intragroup exposures within cooperative systems. The measure addresses the need for prudential regulation on a solo basis to complement consolidated supervision. The Leverage Ratio, calculated as the ratio between regulatory capital and total exposure without risk-weighting, will now apply individually or on a subconsolidated basis for certain institutions, ensuring sufficient resources in Brazil to meet local obligations and mitigate risks associated with cross-border resolution constraints. The minimum leverage ratio requirement for individual or subconsolidated bases will be set at 2.25%, lower than the consolidated requirement of 3%, and phased in between 2026 and 2028. Institutions opting for subconsolidated compliance must prepare specific financial statements and submit a Recovery and Organized Exit Plan. Central Bank Resolution No. 478 and CMN Resolution No. 5,223 come into force on July 1, 2026, with a gradual implementation schedule. Moreover, in November 2025, the Central Bank issued Public Consultation 128, proposing amendments to RWACPAD regulations to refine recognition of credit risk mitigation instruments (financial collateral, bilateral netting, personal guarantees, credit derivatives, and credit insurance) and to revise the CEM for derivatives by aligning key parameters with SA-CCR (including a 1.4 multiplier and PFE floor). By means of the proposed new rules, the Central Bank intends to allow single netting sets across derivatives and securities financing transactions. The draft rule also introduces preferential risk weights for specified payroll-deducted retail exposures, clarifies eligibility and haircuts for recognized collateral. However, the expected impact on our current portfolio is limited, as we do not use the CEM approach, nor do we apply netting across asset classes, derivatives, and SFTs, and while the reduction in risk weights for private‑sector payroll loans may create opportunities for future expansion, our existing exposures are largely concentrated in public‑sector payroll loans. Additionally, credit insurance is not currently used as a credit risk mitigation instrument in our operations, so any effects in this regard would be prospective only. The Public Consultation was open for comments until February 3, 2026. The Central Bank will now analyze all the comments received to decide if said comments will be incorporated into the final rules on the matter. General Laws and Regulations Affecting the Financial System 55

We summarize below other laws and regulations that generally affect the Brazilian financial system. This summary is qualified in its entirety by the full text of the rules and regulations that are publicly available, which is not incorporated by reference into this annual report. Anti-Corruption Law The Brazilian Anti-Corruption Law establishes that legal entities will have strict liability (that is, regardless of fault or willful misconduct) if they are involved in any form of bribery. The law also encompasses other injurious acts contrary to the Brazilian or foreign public administration, including bid rigging and obstruction of justice. The law provides for heavy penalties, both through administrative and judicial proceedings, including company dissolution, prohibition against obtaining financing from public entities and prohibition against participating in public biddings. A presidential decree also provides parameters for the application of the anti-corruption law, including with respect to penalties and compliance programs. Please refer: • To our Investor Relations website (see – “Itaú Unibanco – Corporate Governance – Policies – Corporate Corruption Prevention Policy”) from which you can electronically access further details about our anti-corruption Corporate Policy. • To our Investor Relations website (see – “Itaú Unibanco – Corporate Governance – Policies – Corporate Policy on Integrity, Ethics and Conduct”) from which you can electronically access further details about principles that guide the institution to act with integrity, ethics, and responsibility. • To our Investor Relations website (see – “Itaú Unibanco – Integrity and Ethics”) from which you can electronically access further details about our Integrity and Ethics Program. None of our Investor Relations website and the policies, programs and guidelines mentioned above are incorporated by reference into this annual report. Anti-Money Laundering Regulation Law No. 9,613, as amended, (“Brazilian Anti-Money Laundering Law”) establishes the basic framework to prevent and punish money laundering as a crime. It prohibits the concealment or dissimulation of origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, subjecting the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises for up to ten years and monetary fines. The Brazilian Anti-Money Laundering Law also created the COAF, which is subordinated to the Central Bank and performs a key role in the Brazilian system of preventing and combating money laundering, financing of terrorism and the proliferation of weapons of mass destruction. In compliance with the Brazilian Anti-Money Laundering Law and related regulations issued by the Central Bank, financial institutions in Brazil must establish internal control and procedures aiming at, among others: • identifying and knowing their clients, which includes determining if they are PEPs, and also identifying UBOs; • checking the origin of funds of a client, as well as the compatibility between the movement of its funds and its economic and financial capacity; • keeping records of all transactions carried out or financial services provided on behalf of a certain client or for that client; 56

• reporting to COAF, within one business day, any transaction deemed to be suspicious by the financial institution, as well as all transactions in cash equivalent to or higher than R$50,000, without informing the involved person or any third party; • applying special attention to (i) unusual transactions or proposed transactions with no apparent economic or legal bases; (ii) transactions involving PEPs, (iii) indication of evading client identification and transaction registering procedures; (iv) clients and transactions for which the UBO cannot be identified; (v) transactions originated from or destined to countries that do not fully comply with the recommendations of the FATF; and (vi) situations in which it is not possible to keep the clients’ identification records duly updated; • determining criteria for hiring personnel and offering anti-money laundering training for employees; • monitoring transactions and situations which could be considered suspicious for anti-money laundering purposes; • reporting to COAF the occurrence of suspicious transactions, as required under applicable regulations; • maintaining specific records of all operations carried out, products and services contracted by financial institutions, including deposit, contribution, withdrawal, payments, receipts and transfers of funds; and • unavailability, without delay, of goods, values and rights of possession or ownership and all other rights, real or personal, owned, directly or indirectly, of natural or legal persons subject to sanctions by the resolutions of the UNSC. Non-compliance with any of the obligations above subjects the financial institution and its officers to penalties, including: (i) formal notice, (ii) variable pecuniary fine (of up to twenty million reais) (iii) temporary ineligibility of executive officers to hold any management position in financial institutions (for up to ten years), and (iv) cancellation or suspension of the financial institution’s license to operate. Financial institutions, such as us, are also required to maintain Anti-Money Laundering Program (in compliance with regulatory standards) and conduct periodic Internal Risk Assessments. Politically Exposed Persons According to the Central Bank, PEPs are public agents who hold or have held a relevant public position, as well as their representatives, family members or other close associates. They are considered PEPs until five years after the end of their term of office. In Brazil or other countries, territories and foreign jurisdictions. It also includes their legal entities. Financial institutions must develop and implement internal procedures to identify PEPs and obtain higher level of approval than the person responsible for contracting, according to Risk-Based Approach, prior to establishing any relationship with those individuals. They should also adopt reinforced and continuous surveillance actions regarding transactions with PEPs and report all suspicious transactions to COAF. Such procedures must enable the identification of politically exposed persons, and the origin of the funds involved in the transactions of such customers. 57

Consumer Protection The Brazilian Consumer Protection Code, which is applicable to financial institutions, sets forth consumer defense and protection rules applicable to relationships with suppliers of products or services. The basic consumer rights regarding financial institutions are, among others: • reverse burden of proof in court; • proportional reduction of interest charged in connection with personal credit and consumer- directed credit transactions in case of early payment of debts; • in limited circumstances, amounts charged improperly may have to be returned in an amount equal to twice what was paid in excess of due amounts, except in cases of justifiable mistakes (e.g., systemic failure or operational error); • the collection of credits cannot expose the client to embarrassment or be performed in a threatening manner; and • liability for any damages caused to consumers by misrepresentations in their publicity or information provided. Law No. 14,181, known as the “over-indebtedness” law, which amended the Brazilian Consumer Protection Code and the Senior Citizens’ Statute (Law No. 10,741 of October 1, 2003), provides preventive rights and obligations against excessive consumer indebtedness reinforcing concepts and rules on transparency and security in credit contracting, including relevant provisions on indebtedness avoidance. Among other measures, Law No. 14,181 (i) implemented the concept of existential minimum (the minimum amount of income that a consumer should have for his subsistence), that cannot be compromised with the payment of credit contracts; and (ii) included a new chapter in the Brazilian Consumer Protection Code dedicated to the conciliation of individuals who are over-indebted, giving those individuals the opportunity for a judicial debt conciliation process, which would bring together all creditors in a single agreement. On July 26, 2022, the Brazilian Government published Decree No. 11,150, which regulates Law No. 14,181 and establishes key consumer rights, including responsible credit practices, financial education and measures to prevent and address over-indebtedness. The decree also specifies that the existential minimum (mínimo existencial) represents the portion of income that must be preserved to cover a consumer’s basic needs. However, it excludes certain debts and credit limits from the existential minimum safeguard, such as debts not related to consumption, real estate financings and refinancings; arising from loans and financings with real-property collateral; and arising from credit agreements guaranteed by surety or with endorsements. On June 20, 2023, Decree No. 11,567/2023 was published and entered into force introducing changes to Article 3 of Decree No. 11,150/2022. The amendment establishes a fixed existential minimum amount of R$600. It further revokes paragraph 2, which previously stated that annual adjustments to the minimum wage will not impact this amount. On July 1, 2024, Law No. 14,905/2024 was published. This law introduces significant changes to the Brazilian Civil Code regarding monetary restatement and interest accrual in cases of default. It allows parties to freely set the monetary restatement index and interest rates in contracts, subject to legal limits, with the IPCA used as a default for restatement and the SELIC rate minus the applicable index for statutory interest. The law also mandates the Central Bank to provide a public tool to simulate statutory interest rates and clarifies that the Usury Law does not apply to certain obligations outside the SFN, such as transactions between legal entities, debt instruments, and those involving financial institutions. The provisions of the law came into force on August 30, 2024. On November 4, 2025, Law No. 15,252/2025 was published, which established new rights for individuals in financial services, including: (i) automated salary portability; (ii) automatic debit on 58 accounts between institutions; (iii) right to information; and (iv) access to a special type of loan with reduced fees. The Central Bank and CMN will issue detailed regulations within 180 days from November 4, 2025. [As of the date of this annual report, no such detailed regulation has been published by the Central Bank.] Central Bank Rules on Consumer Relations CMN Resolution No. 4,949 of September 30, 2021 provides the principles and procedures to be adopted in the relationship of financial institutions and other institutions authorized to operate by the Central Bank with their clients and users of financial products and services. On October 14, 2021, Central Bank Resolution No. 155 established almost identical principles and procedures to be adopted by payment institutions and consortium administrators. The regulations set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers. Additionally, they define that institutions authorized to operate by the Central Bank (i) shall prepare and implement an institutional policy for the relation with consumers and users; (ii) must indicate to the Central Bank the officer responsible for complying with the obligations provided under the new rules; and (iii) must comply with other obligations within the scope of the new rules. On October 3, 2023, Law No. 14,690 was sanctioned, ratifying the emergency program for renegotiation of debts of individuals in default depending on the category the debtor is, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil).The CMN and the Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, establishing other measures to prevent debtor default and consumer over-indebtedness, including rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings, among other issues. Furthermore, on December 26, 2023, the CMN and the Central Bank published Joint Resolution No. 8, which requires, from July, 1, 2024, the institutions authorized to operate by the Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy, the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users. On May 4, 2026, the Federal Government published Provisional Measure No. 1,355/2026, which established the New Desenrola Brasil program, aimed at renegotiating debts of individuals with a monthly income of up to 5 minimum wages, with discounts of up to 90%, installments in up to 48 payments, the possibility of using FGTS (Brazilian severance pay fund), and FGO (Guarantee Fund for Operations) guarantees to enable the operations. The program is scheduled to be in effect for 90 days and covers the renegotiation of debts and arrears exceeding 90 days on credit cards, overdrafts, and personal loans. The operationalization of the program was complemented by Normative Ordinance MF No. 1,243/2026. Data Protection Law The LGPD has been in force since September 2020 (except for its administrative sanctions, which have been applicable since August 1, 2021, pursuant to Law No. 14,010/2020). The LGPD introduced significant changes to the legal framework applicable to the processing of personal data, including those governing activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons. The LGPD also grants data subjects a number of rights (such as rights of access, correction and others) and imposes corresponding obligations on data controllers, including requirements to rely on an appropriate legal basis for processing and to adopt security measures. 59

The LGPD applies to any and all operations related to any form of processing of personal data, with exceptions provided by law, such as for exclusively private and non-economic purposes, or journalistic, artistic, or public security purposes, and it extends to individuals and public and private entities, regardless of the country where they are based or where the data is stored. The LGPD is also applicable whenever (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or provide goods or services to or process data of individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD applies regardless of the industry or business sector when dealing with personal data and is not restricted to data processing activities carried out through digital media and/or on the internet. Further, Law No. 13,853/2019 amended the LGPD to create and establish the ANPD which, among others, is responsible for guaranteeing the protection of personal data, interpreting the LGPD and supervising compliance. In the event of non-compliance with the LGPD, administrative penalties may be imposed, depending on the nature and gravity of the offense, in accordance with criteria established by the ANPD through ANPD Resolution No. 4, of February 24, 2023), as amended from time to time, including (1) warnings; (2) a single fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of the gross revenues in the Brazil of the entity, group or conglomerate of companies in the preceding fiscal year, per violation; (3) a daily fine (subject to the same overall limits applicable to single fines); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to six months, extendable for an additional six months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to six months, extendable for an additional six months; and (9) partial or full prohibition on personal data processing activities. These penalties may be applied individually or cumulatively. Additionally, other authorities in Brazil can also rely on the LGPD and related data protection principles in administrative procedures or lawsuits within their respective areas of competence. For example, consumer protection authorities, the Public Prosecutor’s Office (Ministério Público), public defender’s offices and non-governmental associations, as well as individuals, can file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. In administrative proceedings, fines may be imposed in some cases, under applicable sectoral legislation, and in legal proceedings, in addition to the obligation to cease the allegedly unlawful activity or to perform a specific action, compensation for moral and material damages may be imposed, including in collective actions. Cybersecurity Regulation We seek to comply with the requirements of the LGPD, especially in relation to the security and protection of personal data, as well as CMN Resolution No. 4,893/2021 and of Central Bank Resolution No 85/2021, which require financial and payment institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services. We also comply with (i) CVM Resolution No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection,(ii) SUSEP Circular No. 638/2021, which provides for cyber security requirements to be observed by insurance companies, EAPCs, capitalization and local reinsurers and (iii) the SEC’s cybersecurity disclosure rules for foreign issuers, focusing on Risk Management, Strategy, Governance and Cybersecurity Incident Disclosure. 60

Relevant service data location and processing may occur inside or outside of Brazil. In case of data location and processing, the relevant contract may not hinder Central Bank’s supervision and the financial institution must have a contingency plan in place in case of termination or impossibility of provision of the services and management of information security risk of the third parties. In addition, there must be an agreement for the exchange of information between the Central Bank and the supervisory authorities of the countries where the services may be provided (in case there is no such agreement, the Central Bank must approve in advance the engagement of the relevant foreign service provider by the financial institution). Taxes on our operations We summarize below the main taxes levied on the transactions entered into by entities in the Itaú Unibanco Group in Brazil. This description does not represent a comprehensive analysis of all tax considerations applicable to the Itaú Unibanco Group. For a more in-depth analysis, we recommend that you consult with your own tax advisors. The main taxes we are subject to, with their respective nominal rates, are as follows: Corporate Income Tax (IRPJ) 15.0% plus a 10.0% surtax Net income with adjustments (exclusions, additions, and deductions) Social Contribution on Net Income (CSLL) 20.0% (banking institutions) and 15.0% (other institutions authorized to operate by the Central Bank and insurance and capitalization companies). As of April, 2026, some companies are subject to a gradual increase of CSLL, see below. Net income with adjustments (exclusions, additions, and deductions) 9.0% (other Itaú Unibanco Group companies). As of April, 2026, some companies are subject to a gradual increase of CSLL, see below. COFINS 4.0% (financial institutions, insurance companies, capitalization and similar entities) or 7.6% (other Itaú Unibanco Group companies) Gross revenue minus specific deductions PIS 0.65% (financial institutions, insurance companies, capitalization and similar entities) or 1.65% (other Itaú Unibanco Group companies) Gross revenue minus specific deductions ISS 2.0% to 5.0% Price of service rendered IOF Depends on the type of the transaction, as described below. Transaction nominal value Tax Rate Tax calculation basis Corporate Income Tax and Social Contribution on Net Income In accordance with applicable legislation, IRPJ and CSLL are determined by the taxable income regime. Under this regime, our taxable income, on which IRPJ and CSLL will be levied, must be adjusted by additions, deductions, and exclusions, such as nondeductible expenses, operating costs and equity accounting, respectively. The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding R$240,000 per year, and the CSLL is calculated at (i) a rate of 20.0% for banks, (ii) a rate of 15.0% for other financial institutions except banks, and (iii) a rate of 9.0% for non-financial Brazilian legal entities, after adjustments determined by the tax legislation. On December 26, 2025, the Complementary Law No. 224/2025 became effective, which, among other measures, increased some of the Social Contribution on Net Income (CSLL) tax rates applicable to the financial sector, effective as of April 1,2026: (i) for credit, financing and investment companies and capitalization companies: rate of 17.5% until December 31,2027 and 20.0% as of 61

January, 2028 and (ii) for payment institutions, organized over-the-counter market administrators, stock exchanges, clearing and other entities regulated by the CMN: rate of 12.0% until December 31, 2027 and 15.0% as of January, 2028. Our companies may offset the historical nominal amount of tax losses determined in prior years against results of subsequent years at any time (i.e., with no limitations with respect to time periods), provided that such offsetting does not exceed 30.0% of the annual taxable income of such future year. For purposes of IRPJ and CSLL taxation, companies should also consider their income abroad, rather than income solely from Brazilian operations. Therefore, profits, capital gains and other income earned abroad by Itaú Unibanco Group entities in Brazil, their branches, representations, affiliates or subsidiaries, will also be computed for determination of the entities’ taxable income. However, Brazilian legislation provides the possibility of deducting the amounts paid as corporate income tax abroad against the IRPJ and CSLL due in Brazil, provided certain limits are observed. Contribution on Social Integration Program and Social Security Financing Contribution In addition to IRPJ and CSLL, Brazilian legal entities are subject to the following taxes on revenue: PIS and COFINS. According to applicable legislation, financial institutions are subject to the cumulative regime for calculation of these taxes. Under the cumulative regime, financial institutions are required to pay PIS at a 0.65% rate and COFINS at a 4.0% rate. The cumulative regime provides for rates lower than those levied under the non-cumulative regime, and although it prevents the use of tax credits, some exclusions for financial institutions are allowed, such as those connected with financial intermediation. Service Tax The ISS is generally levied on the price of services rendered (e.g., banking services) and is charged by the municipality where our branch or office rendering the service is located. The tax rates vary from 2.0% up to the maximum rate of 5.0%, depending on the municipality in which the service is provided and its respective nature. Tax on Financial Transactions The IOF, is levied on credit, currency exchange and securities transactions and is imposed on specific rates according to the transaction in question. The tax rate may be changed directly by a decree from the Executive Branch, rather than by a law issued by the Brazilian Congress which may become effective as of its publication date. Brazil committed to eliminate the IOF on foreign exchange (“IOF/FX”) transactions. In this regard, Decree No. 10,997/2022 and, later, Decree No. 11,153/2022 introduced a plan for a gradual yearly reduction of such tax, until the IOF/FX rate is reduced to 0% by 2029.Despite the previously established plan, in 2025 the Brazilian Government issued Decrees No. 12,466/2025, 12,467/2025 and 12,499/2025, which expanded IOF taxable events and increased the applicable rates. The Brazilian Congress, however, responded by issuing Legislative Decree No. 176/2025, suspending the effects of these measures. In response to the institutional impasse, the Executive and the Legislature brought the matter before the Supreme Federal Court through ADC No. 96 and ADIs No. 7,827 and No. 7,839, seeking a definitive assessment of the decrees’ compliance with constitutional requirements. STF granted an injunction suspending the IOF levy on advance payment transactions of receivables to suppliers (forfait or supplier risk), while upholding the increased rates established by Decree No. 12,499/2025.The table below summarizes the main IOF 62 rates currently levied on our transactions and do not reflect an exhaustive list of transactions subject to IOF. Notwithstanding, we note that IOF is a very complex tax. Therefore, we recommend that tax advisors be consulted for an in-depth analysis. Type of transaction Applicable Rates (Rates may be changed by a decree enacted by the Brazilian Government up to a maximum rate, as described below, which may become effective as of its publication date) Foreign exchange transactions IOF/FX: zero to 3.50% (depending on the transaction). As a general rule, the rate is 0.38% for the inflow of funds, while a 3.5% applies to the outflow of funds.Maximum rate: 25% Foreign exchange transactions – Credit and debit card transactions, money withdrawal abroad and travel cheques 3.50% Foreign exchange transactions – Acquisition of foreign currency 3.50% Foreign exchange transactions – Cross- border transfer of funds to bank accounts held by resident persons 3.50% or 1.10%, if the remittance is intended for investment purposes Foreign exchange transactions – Inbound loans Foreign loans with a minimum average term of up to 364 days: 3,5%; in other cases, 0% Insurance transactions IOF/Insurance: zero to 7.38% Maximum rate: 25% Loans and credit transactions IOF/Credit: 0.0082% per day, until it reaches 365 days, plus a flat 0.38% rate. Maximum rate: 1.5% per day Securities IOF/Securities: zero to 1.5% as a general rule Primary acquisition of shares in FIDCs: 0.38% Maximum rate: 1.5% per day Securities – Derivatives IOF/Securities – Derivatives: zero Maximum rate: 25% Brazil’s Consumption Tax Reform was issued On December 20, 2023, the Tax Reform was approved and converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes will be implemented as from 2026. The Tax Reform provides for the replacement of five taxes by two new value-added taxes, the IBS and the CBS within a seven-year transition period. The current taxes on consumption that will be replaced by the IBS and CBS include (i) ICMS; (ii) ISS; (iii) IPI; (iv) PIS and COFINS. As of 2027, PIS and COFINS are expected to be fully replaced by CBS, and IPI rates are expected to be reduced to zero in most cases. The transition from ICMS and ISS to IBS will occur between 2029 and 2032, through a gradual replacement mechanism, whereby the share of revenues attributable to IBS will increase while ICMS and ISS will be proportionally reduced (10% in 2029, 20% in 2030, 30% in 2031 and 40% in 2032), with full implementation of IBS and extinction of ICMS and ISS as of 2033.The Constitutional Amendment stipulates that in relation to revenue from financial intermediation, there should be maintained the current tax burden applied to loan operations until the end of the fifth year after the regime comes into force (with no increase or decrease in the sector’s revenue). 63

In addition, the new system is based on a non-cumulative model, which generally allows taxpayers to recognize tax credits depending on the nature of the specific goods and services being acquired. Specific credit appropriation methods apply to services acquired from financial institutions, including distinctions between financial transactions and fees and commissions. On January 16, 2025, the Brazilian Congress issued the Complementary Law No. 214/2025 providing general standards for the imposition of IBS and CBS, including the circumstances of incidence and calculation bases for these taxes. As a rule, for financial institutions, the CBS and the IBS shall be levied over the spread of financial transactions, although such tax base may vary depending on the specific services being rendered. Complementary Law No. 227/2026, published on January 14, 2026, complements and implements Complementary Law No. 214/2025. It also provides regulations applicable to the ITCMD, see “Item 10E. Taxation — Other federal Brazilian taxes". As the Tax Reform is subject to complementary regulations and even though these changes may or not lead to a possible increase in our tax burden, predicting the impacts on our gross margin is not possible at this time. Tax Reform on Income Law No. 15,270, published on November 27, 2025 and effective January 1, 2026, introduced significant changes to the taxation of profits and dividends in Brazil. Beginning in January 2026, profits and dividends paid by the same Brazilian legal entity to the same individual resident in Brazil in excess of R$50,000 per month are subject to a 10% withholding income tax (“IRRF”) on the total amount distributed. Profits and dividends relating to results accrued through 2025 that were approved for distribution by December 31, 2025 and are due under applicable law remain exempt from withholding tax, provided payment is made in accordance with the original approval terms. Dividends paid to nonresident beneficiaries are subject to a 10% IRRF, regardless of the amount. Exemptions apply to: (i) profits and dividends relating to results accrued through 2025 that were approved for distribution by December 31, 2025 and are due under applicable law, provided payment, credit or delivery occurs in accordance with the original approval terms; (ii) payments to foreign governments, subject to reciprocity; (iii) payments to sovereign wealth funds; and (iv) payments to foreign entities whose principal activity is the administration of pension or retirement benefit plans. If the combined 10% IRRF and the effective Brazilian corporate income tax burden exceed the combined nominal rates of IRPJ and CSLL, the nonresident beneficiary may elect to claim a tax credit. The procedures for exercising this election and claiming the credit remain subject to further regulation. In addition, Complementary Law No. 224, issued on December 26, 2025, increased the withholding income tax rate applicable to interest on shareholders’ equity from 15% to 17.5%, effective January 1, 2026. For more information on the risks associated with these reforms, see “Item 3D. Risk Factors–– Macroeconomic and Geopolitical Risks––Regulatory, Compliance and Legal––Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect us.” Brazil Adheres to Pillar 2 regulations Brazil has implemented Pillar 2 regulations under the GloBE of the OECD. Law No. 15,079, published on December 30, 2024, created an additional social contribution on net profits, which is 64 based on the QDMTT rule. This law is further regulated by Normative Ruling No 2,228, published on October 3, 2024. The new rules came into effect on January 1, 2025, and taxpayers may apply transitional safe- harbor provisions in 2025 and 2026. Consistent with OECD’s model rules, if applicable, the additional CSLL rate is determined by the difference between the global minimum tax rate of 15% and the effective tax rate for GloBE profits of the taxpayer. Taxpayers with an effective tax rate for GloBE profits below 15%, will be subject to an additional CSLL adjustment, which may increase their tax burden in accordance with the provisions of Law No. 15,079. U.S. Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) FATCA attempts to minimize tax avoidance by U.S. persons investing in foreign assets both through their own accounts and through their investments in foreign entities. FATCA requires U.S. withholding agents such as us to provide information to the IRS regarding their U.S. account holders including substantial U.S. owners of certain non-financial foreign entities (“NFFEs”), and specified U.S. persons having an interest in certain professionally managed investment vehicles and trusts known as owner-documented FFIs. To the extent a U.S. withholding agent is not able to properly document an account, it generally will be required to deduct 30% FATCA withholding on certain payments of U.S. source income. U.S. federal income tax law has detailed rules for determining the source of income. Different rules apply for each type of income. Interest and dividends, two of the most common types of income for investors, are generally sourced by reference to the residence of the obligor. Specifically, dividends are generally treated as U.S. source income when paid by a U.S. corporation with respect to its stock, and interest is generally treated as U.S. source income when paid by a U.S. borrower of money. The U.S. collaborated with other governments to develop IGAs, to implement FATCA. IGAs with partner jurisdictions facilitate the effective and efficient implementation of FATCA. The purpose of these agreements is essentially to remove domestic legal impediments to compliance with FATCA and sharing of information and to reduce burdens on FFIs located in partner jurisdictions. More than 70 jurisdictions have signed an IGA, including Brazil (which came into effect in Brazil on August 24, 2015), the Cayman Islands, Switzerland and United Kingdom. In addition, approximately 30 other jurisdictions are deemed as having an IGA in effect. Some countries signed a reciprocal agreement, meaning that the country (such as Brazil) and the U.S. will automatically exchange annually, on a reciprocal basis, specific account holder information. Furthermore, Normative Ruling No. 1,680, dated December 28, 2016, was issued to introduce the CRS in Brazil, which seeks to implement a system of reporting financial accounts in a manner similar to FATCA. CRS is the result of discussions on the necessity of exchanging information between tax authorities of many countries in the context of the Base Erosion and Profit Shifting (“BEPS Project”), coordinated by the OECD. In connection therewith, an ancillary obligation called “e-Financeira” provided by Normative Ruling No. 1,571, dated July 2, 2016, was created to be the mandatory report filed by financial institutions in order to fulfill FATCA and CRS obligations. Moreover, on May 6, 2016, Brazilian tax authorities issued the Normative Ruling No. 1,634, effective as of January 1, 2017, that amended the regulation applicable to the CNPJ. This regulation introduced a new rule providing an ancillary obligation by which certain entities have to indicate the “Final Beneficiary” in each CNPJ, which is defined as the natural person who 65 ultimately, directly or indirectly, owns, controls or significantly influences a particular entity or on whose behalf a transaction is conducted. Currently, this subject is regulated by Normative Ruling No. 2,119, dated December 6, 2022, and this framework has been subsequently updated, most recently by Normative Ruling No. 2,290, which currently governs the beneficial ownership obligations applicable to entities registered with the CNPJ. In addition, Normative Ruling No. 1,681 was issued on December 28, 2016, providing the obligation to annually deliver the so-called Country-by-Country Statement, an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service (“RFB”), which in its turn is also expected to exchange such information with other countries’ tax authorities. Pursuant to FATCA and related U.S. Treasury guidance, the issuer, any other financial institution or other entities subject to FATCA disclosure requirements to or through which any payment with respect to the preferred shares or ADSs is made may be required, pursuant to the IGA-BR or under applicable law, to (i) request certain information from holders or beneficial owners of our preferred shares or ADSs, whose information may be provided to the IRS; and (ii) withhold U.S. federal tax at a 30.0% rate on some portion or all of the payments considered “foreign passthru payments” made two years or more after the date on which final Treasury Regulations defining foreign passthru payments are published, with respect to the preferred shares or ADSs to an account held by a “recalcitrant account holder” or to a “nonparticipating FFI” (as defined under FATCA). If the issuer or any other person is required to withhold amounts under or in connection with FATCA from any payments made in respect of the preferred shares or ADSs, holders and beneficial owners of the preferred shares or ADSs will not be entitled to receive any gross up or other additional amounts to compensate them for such withholding. The above description is based on guidance issued to date by the U.S. Treasury Department, including the final U.S. Treasury regulations and IGA-BR. Future guidance may affect the application of FATCA to the preferred shares or ADSs. b. main aspects related to the issuer’s compliance with legal and regulatory obligations related to environmental and social issues Regulations on ESG requirements applicable to financial institutions Financial institutions are required by CMN regulation to have a Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática) (“PRSAC”), which must guide the institutions’ social, environmental and climate actions in conducting their businesses, activities and relationship with their customers, other users of their products and services, suppliers, investors, personnel, and any persons affected by the financial institution’s activities. The relevant regulation provides for specific definitions of social, environmental and climate risks and deals with the identification and monitoring of such risks incurred by financial institutions, including activities performed by their counterparties, controlled entities, suppliers and outsourced service providers, and seeks to contemplate the recommendations of the TCFD at the national regulatory level. It also requires the preparation of an annual GRSAC Report by financial institutions classified in segments S1, such as us, S2, S3 and S4. Authorized institutions classified in segments S1, such as us, S2, S3, and S4, must remit to the Central Bank information regarding social, environmental, and climate risks related to their exposures to credit and securities transactions, as well as those of the respective debtors under these transactions. CVM regulation also provides instructions and requirements regarding aspects 66 of social, environmental and climate risk that must be observed by publicly traded companies in Brazil. Further, SUSEP regulation provides for sustainability requirements to be observed by insurance companies, open pension plan entities, capitalization companies and local reinsurers. These entities must implement environmental, social and climate risk management, as well as sustainability policies and reports, in line with the resolutions published by the Central Bank, as highlighted above. We are continuously improving our climate strategy. Our public reports are aligned with TCFD recommendations and seek to implement best practices on climate-related governance, strategy, risk management, metrics and targets. We are committed to achieving net zero GHG emissions across our operations and financing activities by 2050. As such, we disclose our financed emissions based on the PCAF. We report our direct emissions “Scope 1,” emissions from energy consumption “Scope 2,” and indirect emissions “Scope 3,” including those from our credit portfolio. Recognizing that financed emissions are the most significant for a bank, we acknowledge that reaching net zero depends on the decarbonization efforts of our clients and the broader real economy. To support this transition, we have published the decarbonization objectives for high GHG-emitting sectors we finance. Additionally, by 2030, Itaú Unibanco aims at reducing its combined Scope 1 and 2 emissions by 50%, as well as achieve a 50% reduction in Scope 3 emissions (except for category 15), using 2023 as the baseline year. Recognizing that the innovation agenda is essential for our decarbonization and the transition of our clients, in 2022 we launched Cubo ESG, a platform for entrepreneurs who want to transform the environmental and social reality of Brazil and Latin America. In addition to positioning and communication, the hub aims at generating knowledge, innovation and connections for low-carbon solutions. We continue to advance our commitment to achieve sustainable development. At the end of 2024, we set a new target to mobilize R$1 trillion in sustainable finance between January 2020 and December 2030. To achieve these objectives, we collaborate with the financial industry, through working groups such as the Brazilian Business Council for Sustainable Development and the United Nations Environment Program and through commitments such the Principles for Responsible Banking. On November 21, 2024, the CMN issued Resolution No. 5,185, requiring larger financial institutions, such as us, to prepare and disclose a sustainability report along with their financial statements. The report must adhere to international standards (IFRS S1 and S2) and Brazilian sustainability pronouncements and we are working to adhere to such standards. Compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026. We have assessed our compliance with the regulation in question, and created working groups involving various areas to ensure our compliance within the specified deadlines. c. dependence on any material patents, trademarks, licenses, concessions, franchises, and royalty contracts for the development of activities Trademarks Trademarks owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and controlled companies’ activities. 67

Patents Patents owned by the Issuer and controlled companies have an important role in the performance of activities; however, no dependence on such assets exists for the performance of the Issuer’s and controlled companies’ activities. d. financial contributions, stating the corresponding amounts, made directly or through third parties: i. to incumbents or candidates for political office In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > Policies > Policy on Governmental and Institutional Relations. ii. to political parties In accordance with Law No. 9,504/1997, as amended by the Electoral Reform (Law No. 13,165/2015), our internal donation policy prohibits legal entities from donating to candidates for office and political parties. This Policy is available on the Investor Relations website (www.itau.com.br/relacoes-com-investidores/) > Itaú Unibanco > Corporate Governance > Policies > Policy on Governmental and Institutional Relations. iii. to fund activities to influence public policy decision-making, notably the content of regulatory acts Amounts are reported in the ESG Report for 2025, in the amount of R$1.451 million. 68

1.7 With respect to the countries in which the issuer generates substantial revenue, please identify: a. revenue arising from clients from the country where the issuer is headquartered and their share in the issuer’s total net revenue b. revenue arising from clients from each foreign country and their share in the issuer’s total net revenue Not applicable, as our revenues are strongly concentrated in Brazil (they account for approximately 85% of total revenue) and no individual country has a share deemed significant by the Issuer. The share of revenues earned in the 18 countries abroad account for approximately 15% of Itaú Unibanco Holding’s total revenue. For further information, please see Note 30 “Segment Information” to the Financial Statements under IFRS. 69

1.8 With respect to the foreign countries disclosed in item 1.7, describe relevant impacts arising from the regulation of these countries on the issuer's business The Issuer has not had substantial revenues from countries other than Brazil. 70

1.9. With respect to environmental, social and corporate governance (ESG) information, state: a. whether the issuer discloses ESG information in an annual report or other specific document for this purpose Itaú annually reports its ESG performance indicators and practices through the Integrated Annual Report and the ESG Report. b. the methodology or standard followed in the preparation of this report or document The reports are prepared in accordance with leading international standards such as the Global Reporting Initiative (GRI), International Integrated Reporting Council (IIRC) and the Sustainability Accounting Standards Board (SASB). These documents detail the sustainability strategy, long-term objectives, and the integration of socio-environmental and governance issues into the business model, highlighting the impacts generated on the economy, environment, and society. c. whether this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable Itaú's ESG information, including the ESG Report and the Integrated Annual Report, is subject to limited assurance performed by the independent external auditor PwC (PricewaterhouseCoopers). d. the Internet pages on which this information can be found Additional information on environmental, social, and governance issues can be obtained through the ESG Report and the Integrated Annual Report, available in the Investor Relations section of the Company's website (https://www.itau.com.br/relacoes-com-investidores/en/itau-unibanco/know- more/esg/). e. whether the report or document prepared takes into account the disclosure of a materiality matrix and ESG KPIs (key performance indicators), and any material indicators for the issuer Itaú adopts a structured materiality analysis process aimed at identifying, evaluating, and prioritizing ESG issues with the greatest potential impact on its operations and the decisions of its stakeholders. The results of this process are disclosed through the materiality matrix presented in the ESG report, which guides the definition of strategic priorities, targets, indicators, and ESG commitments. Currently, the materiality matrix is composed of the following material issues: Data protection and information security, Credit and sustainable financing, Diversity, equity and inclusion, Working conditions, Climate change, Integrity and ethics, Customer-focused innovation, Corporate governance, Financial education and responsible offering, Responsible investment, Social responsibility and political influence, Financial inclusion and entrepreneurship, Environmental management and eco-efficiency, Responsible supply chains, Biodiversity and land use Itaú also discloses key performance indicators (KPIs) associated with these material topics, including, but not limited to, greenhouse gas emissions, sustainable financing and investments, workforce and leadership diversity, employee training and development, financial inclusion, performance in information security and data privacy, customer satisfaction and experience indicators, supplier management, operational eco-efficiency, and metrics related to governance, 71 ethics, and compliance. These indicators are monitored periodically and reported to the market through corporate disclosure channels. f. whether the report or document takes into account the Sustainable Development Goals (SDGs) established by the United Nations and which are the material indicators to the issuer Itaú considers the Sustainable Development Goals (SDGs) established by the United Nations (UN) in its business strategy, materiality process, and ESG reporting, in order to align its initiatives and commitments with the global challenges of sustainable development. The material topics identified by the issuer are correlated to the SDGs most relevant to its activities, contributing to the definition of priorities and the management of these topics. Among the SDGs considered material for Itaú's business are: SDG 1 – No Poverty, SDG 2 – Zero Hunger and Sustainable Agriculture, SDG 3 – Good Health and Well-being, SDG 5 – Gender Equality, SDG 6 – Clean Water and Sanitation, SDG 7 – Affordable and Clean Energy, SDG 8 – Decent Work and Economic Growth, SDG 9 – Industry, Innovation and Infrastructure, SDG 10 – Reduced Inequalities, SDG 11 – Sustainable Cities and Communities, SDG 12 – Responsible Consumption and Production, SDG 13 – Climate Action, SDG 15 – Life on Land, SDG 16 – Peace, Justice and Strong Institutions and SDG 17 – Partnerships for the Goals. g. whether the report or document takes into account the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) or financial disclosure recommendations of other recognized entities related to climate issues Itaú has adopted the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), structuring its management of climate-related risks and opportunities around the fundamental pillars of governance, strategy, risk management, and metrics and targets. We continuously monitor developments in ESG reporting practices, with a focus on convergence with the international IFRS S1 and S2 standards. To that end, we have developed compliance plans to meet these requirements beginning in fiscal year 2026. h. whether the issuer carries out inventories of greenhouse gas (GHG) emissions, indicating, if applicable, the scope of inventoried emissions and the Internet pages where additional information can be found Regarding emissions management, Itaú annually prepares its Greenhouse Gas (GHG) Inventory, which is assured by an independent third party, and climate performance indicators are periodically disclosed in its annual and sustainability reports. i. issuer's explanation of the following conducts, if applicable: i. non-disclosure of ESG information ii. non-adoption of a materiality matrix iii. non-adoption of ESG KPIs (key performance indicators) iv. failure to audit or review ESG information disclosed v. failure to take into account SDGs or to adopt recommendations on climate issues, issued by TCFD or other recognized entities, in the disclosed ESG information vi. failure to carry out inventories of greenhouse gas (GHG) emissions Not applicable, since we follow the guidelines as indicated in items a) to h) above. 72

1.10 If the issuer is a semi-public corporation, please identify: a. the public interest that justified its incorporation b. issuer’s operations in compliance with public policies, including universalization targets, identifying: i. government programs carried out in the previous year, those established for the current year, and those determined for the next fiscal years, the criteria adopted by the issuer to classify these operations as being developed to meet the public interest mentioned in “a” ii. with respect to the above-mentioned public policies, the investments made, cost incurred and the origin of funds involved – own cash generation, transfer of public funds and financing, including funding sources and conditions iii. estimated impacts of the above-mentioned public policies on the issuer's financial performance or a statement that no analysis of the financial impact of the above-mentioned public policies was conducted c. Pricing process and rules applicable to establishing fees Not applicable, since the Company is not a mixed corporation. 73

1.11 Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the issuer’s business All disposals and acquisitions of significant assets were duly described in item 2.4 b) of this Reference Form. 74

1.12 State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found 2026 BANCO ITAUCARD S.A. Event Capital Increase made by Itaú Unibanco Holding S.A. (“Company or “Issuer”). Main business conditions According to the Extraordinary General Meeting of the Company held on 04/28/2026, the Protocol and Rationale for the Merger of Itaucard by the Company (“Transaction” or “Merger”) was approved. At the time of its merger, Itaucard no longer had operational activities, which had been transferred to the Issuer as a result of a spin-off carried out in 2022, and to Itaú Unibanco S.A., as a result of a spin-off carried out in 2024. The Transaction (i) did not result in a capital increase or issuance of new shares by the Issuer; and (ii) was completed on 09/30/2026, after obtaining approval from the Central Bank of Brazil, with the consequent termination of Itaucard. Companies involved Itaú Unibanco Holding S.A. and Banco Itaucard S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2025 ITAÚ UNIBANCO HOLDING S.A. 75

Event Capital Increase made by Itaú Unibanco Holding S.A. (“Company or “Issuer”). Main business conditions On 12/18/2025, the Board of Directors of Itaú Unibanco Holding approved an increase in the subscribed and paid-in share capital within the limit of the authorized capital established in the Company's bylaws, in the amount of R$ 12,846,837,880.00 (twelve billion, eight hundred forty-six million, eight hundred thirty- seven thousand, eight hundred eighty reais), raising it from R$ 124,063,060,190.00 (one hundred twenty-four billion, sixty-three million, sixty thousand, one hundred ninety reais) to R$ 136,909,898,070.00 (one hundred thirty-six billion, nine hundred nine million, eight hundred ninety-eight thousand, seventy reais) through the capitalization of amounts recorded in the Company's Profit Reserves. The capital increase was carried out through the issuance of 321,170,947 new book-entry shares, without par value, consisting of 163,623,582 common shares and 157,547,365 preferred shares, which were assigned free of charge to the Company's shareholders as a bonus, at a ratio of 3 (three) new shares of the same type for every 100 (one hundred) shares held, including treasury shares, which were also granted the bonus in the same proportion. Companies involved Itaú Unibanco Holding S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 76

Event Capital Increase made by Itaú Unibanco Holding S.A. (“Company or “Issuer”). Main business conditions On February 5, 2025, the Board of Directors of Itaú Unibanco Holding approved the increase in the subscribed and paid-in share capital within the authorized capital limit provided for in the Company's bylaws, in the amount of R$33,334,060,190.00 (thirty- three billion, three hundred and thirty-four million, sixty thousand, one hundred and ninety reais), increasing from R$90,729,000,000.00 (ninety billion, seven hundred and twenty- nine million reais) to R$124,063,060,190.00 (one hundred and twenty-four billion, sixty-three million, sixty thousand, one hundred and ninety reais) through the capitalization of amounts recorded in the Company's Profit Reserves – Statutory Reserves. The capital increase was carried out with the issuance of 980,413,535 new book-entry shares, with no nominal value, of which 495,829,036 were common shares and 484,584,499 were preferred shares, attributed free of charge to the holders of the Company's shares, as a bonus, in the proportion of 1 (one) new share, of the same type, for every 10 (ten) shares held, with the shares held in treasury also being granted bonuses. Companies involved Itaú Unibanco Holding S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. Other relevant events that occurred in previous fiscal years HIPERCARD BANCO MÚLTIPLO S.A. 77

Event Merger of Hipercard Banco Múltiplo S.A. (“Hipercard”) into Itaú Unibanco Holding S.A. (“Company” or “Issuer”). Main business conditions According to the Extraordinary General Meeting of the Company held on 06/26/2024, the Protocol and Rationale for the Merger of Hipercard by the Company (“Transaction” or “Merger”) was approved. In this regard, all activities of Hipercard have been transferred to the Company. As a result of the Transaction, Hipercard will be permanently terminated. The Transaction (i) did not result in an increase in capital or the issuance of new shares by the Issuer; and (ii) was completed on 01/31/2025, after obtaining approval from the Central Bank of Brazil, with the consequent termination of Hipercard. Companies involved Itaú Unibanco Holding S.A. and Hipercard Banco Múltiplo S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will be no change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. ZUP I.T. SERVIÇOS EM TECNOLOGIA E INOVAÇÃO S.A. Event Acquisition of 100% of the share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação S.A. (“Zup”). Main business conditions On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price. This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder. Companies involved Itaú Unibanco Holding S.A., Redecard S.A., ZUP LLC and Zup. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders holding more than 5% of capital, and management members There will be no change in the Issuer’s corporate structure. Corporate structure before and after the transaction The Issuer, through its subsidiaries, will indirectly hold 100% of Zup's total share capital. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 2023 78

BANCO ITAÚ BBA S.A. Event Total spin-off of Banco Itaú BBA S.A. (“Itaú BBA”) and merger of spun-off portions into Itaú Unibanco Holding S.A. (“Company” or “Issuer”) and Itaú BBA Assessoria Financeira S.A. (“Itaú Assessoria”). Main conditions of the transaction According to the Company's Extraordinary General Stockholders’ Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú Assessoria, which led to an intragroup corporate restructuring ("Transaction" or “Spin-Off”). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (Corporate Taxpayer’s Registry (CNP) No: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The operation was approved by the Central Bank of Brazil on 05/29/2024 and perfected on the last day of that month in which authorization was granted. Companies involved Itaú Unibanco Holding S.A., Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members There will not be any change in the Issuer’s corporate structure. Corporate structure before and after the transaction There will not be any change in the Issuer’s corporate structure. Mechanisms used to ensure the equitable treatment of stockholders Not applicable, since it has not had any effects on the equitable treatment of the Issuer’s stockholders. 79

1.13 State any execution, termination of or amendment to stockholders' agreements and any documents in which more detailed information can be found. Itaúsa (a company controlled by the Egydio de Souza Aranha Family) and Cia. E. Johnston (a company owned by the Moreira Salles family) have a stockholders’ agreement that governs their relationships with IUPAR, Itaú Unibanco Holding and their controlled companies. This stockholders’ agreement was executed on January 27, 2009, is valid for twenty (20) years, and may be automatically renewed for successive terms of ten (10) years, unless any stockholder requests otherwise in writing at least one year prior to the end of each agreement term. The stockholders’ agreement is available on our Investor Relations website: https:// www.itau.com.br/relacoes-com-investidores/politicas/ 80

1.14 State any significant changes in the running of the issuer’s business Itaú Unibanco’s management structure The Annual General Stockholders’ Meeting held on April 28, 2026 approved, to make up the Board of Directors, the reelection of Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal, all of them to the current annual term of office in effect until the 2027 Annual General Stockholders’ Meeting. Additionally, the current structure of our Executive Committee, elected by the Board of Directors, is mainly aimed at bringing the Executive Committee closer to business and therefore streamline the Company’s operation and management model, allowing greater autonomy and speed in the decision-making process. The Executive Committee is composed of André Luís Teixeira Rodrigues, Carlos Fernando Rossi Constantini, Carlos Orestes Vanzo, Flávio Augusto Aguiar de Souza, Gabriel Amado de Moura, José Virgilio Vita Neto, Matias Granata, Milton Maluhy Filho, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Guillinet Fajerman. 81

1.15 Identify any material agreements entered into by the issuer and its controlled companies not directly related to their operating activities For the purposes of this item, we have established as a materiality criterion any transactions involving an amount greater than R$1,075 million, which represents 0.5% of Itaú Unibanco Holding's Shareholders' Equity under IFRS as of December 31, 2025, as follows: The renewal of the Software Factory for 2026 is estimated at R$1,176 million. At Itaú Unibanco Holding, the concept of a “software factory” refers to the organized contracting of suppliers specialized in software development, who work continuously and in an integrated manner with the technology and business departments. 82

1.16 Supply other information that the issuer may deem relevant None. 83

2. Executive Officers' Comments 2.1. Executive officers should comment on: a) Financial and equity positions in general The financial information found in item 2 (Executive Officers’ Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business. Balance Sheet The table below sets forth our summarized balance sheet as of December 31, 2025 and December 31, 2024. Please see our consolidated financial statements for further details about our Consolidated Balance Sheet. December 31, 2025, compared to December 31, 2024 Total assets increased by R$211,694 million, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in financial assets at amortized cost, financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income. This result is further described below: Financial assets at amortized cost increased by R$129,984 million, or 6.8%, as of December 31, 2025, compared to December 31, 2024, mainly due to increases in (i) loan and lease operations; (ii) interbank deposits, securities purchased under agreements to resell and securities at amortized cost; and (iii) other financial assets. Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$39,097 million, or 6.1%, as of December 31, 2025 compared to December 31, 2024, mainly due to an increase of R$37,375 million in securities purchased under agreements to resell. Please see “Note 4 - Interbank Deposits and Securities Purchased under Agreements to Resell”, “Note 9 - Financial assets at amortized cost – Securities” to our consolidated financial statements in IFRS for further details. Loan and lease operations increased by R$58,305 million, or 5.7%, as of December 31, 2025, compared to December 31, 2024, mainly due to the increases of: (i) R$27,652 million in our individuals loan portfolio, especially due to increases of (a) R$16,319 million in mortgage loans; and (b) R$10,478 million in credit card loans; (ii) R$16,329 million in loans to micro/small and medium companies, mainly in agribusiness and government programs; (iii) R$7,998 million in foreign loans – Latin America, as a result of the impact of foreign exchange variations; and (iv) R$6,326 million in loans to large companies. 84

Please see “Note 10 – Loan and Lease Operations” to our consolidated financial statements in IFRS for further details. Financial assets at fair value through other comprehensive income increased by R$26,170 million, or 24.6%, as of December 31, 2025, compared to December 31, 2024, due to an increase in securities, with the majority being government securities. Please see "Note 8 - Securities at fair value through other comprehensive income (FVOCI)" to our consolidated financial statements in IFRS for further details. Financial assets at fair value through profit or loss increased by R$51,056 million, or 7.8%, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in securities, with the majority being government securities in Brazil and corporate securities, especially debentures. Please see "Note 5 - Securities at fair value through profit or loss (FVPL)" to our consolidated financial statements in IFRS for further details. The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2025 and December 31, 2024. Please see our consolidated financial statements in IFRS for further details about our Consolidated Balance Sheet. 85

Total liabilities and stockholders’ equity increased by R$211,694 million, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows: Financial liabilities at amortized cost increased by R$202,125 million, or 9.4%, as of December 31, 2025, compared to December 31, 2024, mainly due to increases in (i) interbank market funds, Institutional market funds and other financial liabilities; (ii) deposits; and (iii) securities sold under repurchase agreements. Deposits increased by R$59,741 million, or 5.7%, as of December 31, 2025, compared to December 31, 2024, mainly due to an increase of R$54,267 million in time deposits, as a result of the higher demand for fixed income products and other products. Please see “Note 15 – Deposits” to our consolidated financial statements in IFRS for further details. Securities sold under repurchase agreements increased by R$45,820 million, or 11.8%, as of December 31, 2025 compared to December 31, 2024, mainly due to an increase of: (i) R$45,580 million in assets received as collateral; and (ii) R$22,783 million in assets pledged as collateral, especially with foreign securities and corporate securities. These increases were partially offset by a decrease of R$22,543 million in right to sell or repledge the collateral. Please see “Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds” to our consolidated financial statements in IFRS for further details. Interbank market funds, institutional market funds and other financial liabilities increased by R$96,564 million, or 13.7%, as of December 31, 2025 compared to December 31, 2024, mainly due to increases of (i) R$49,041 million in other financial liabilities, especially with credit card operations and trading and intermediation of securities; (ii) R$33,876 million in interbank market funds, especially in real estate and rural credit bills and onlending domestic; and (ii) R$13,647 million in institutional market funds, especially in funding from structured operations certificates, debentures and subordinated debt. Please see “Note 17 – Securities Sold under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our consolidated financial statements in IFRS for further details. 86

Insurance contracts and private pension increased by R$46,354 million, or 15.1%, as of December 31, 2025 compared to December 31, 2024, mainly due to the update of private pension contracts known as Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL), as a result of the performance of the funds due to the increase in the index used to adjust private pension contracts and the higher portability volume. Please see "Note 27 - Insurance Contracts and Private Pension" to our consolidated financial statements in IFRS for more information. b. Capital structure As of December 31, 2025, the capital stock is represented by 11,026,869,192 book-entry shares without par value, comprising 5,617,742,977 common shares and 5,409,126,215 preferred shares without voting rights, but with the right to be included in a public offering for the acquisition of shares, in the event of a change of control, in order to guarantee them a price equal to 80% (eighty percent) of the value paid per share with voting rights, forming part of the controlling block, ensuring a dividend at least equal to that of the common shares. The total share capital amounts to R$136,910 million as of December 31, 2025 (R$90,729 million as of December 31, 2024). Over the last two fiscal years, Itaú Unibanco has maintained the representation of third-party capital at levels it considers adequate, as detailed below: In (R$) millions 12/31/2025 % of Total liabilities and stockholders' equity 12/31/2024 % of Total liabilities and stockholders' equity Net worth (1) 215,076 7.0% 221,284 7.8 % Third-party capital (2) 2,851,093 93.0% 2,633,191 92.2 % Total Liabilities 3,066,169 100.0% 2,854,475 100.0% (1) Includes Non-Controlling Stockholder Interests (2) Total Liabilities excluding Equity Capital ratio and risk weighted assets As of December 31, 2025, our Total Capital¹ reached R$228,589 million, an increase of R$987 million compared to December 31, 2024. Our Basel Ratio (calculated as the ratio between our Total Capital and the total risk‑weighted assets (RWA)) reached 15.2%, as of December 31, 2025, reflecting a reduction of 130 basis points compared to 16.5% as of December 31, 2024. This change was driven by the payment of interest on capital and additional dividends, share repurchases, and growth in risk‑weighted assets, partially offset by the positive impact of the results for the period. Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Brazilian Central Bank. As of December 31, 2025, our Fixed Assets Ratio reached 19.4%, which presents a buffer of R$69,887 million. 87

(1) Includes Prudential and Equity adjustments. (2) The issuance of the Perpetual Subordinated Financial Bills described in the announcement to the market dated October 8, 2025, take the AT1 to 1.5%. As of December 31, 2025, our Tier I Capital Ratio reached 13.8%, comprising 12.3% of Common Equity Tier I and 1.5% Additional Tier I. Our Tier I Capital ratio decreased by 120 basis points compared to September 30, 2025, mainly due to the payment of dividends and interest on capital , stock buyback and growth in risk‑weighted assets (RWA), partially offset by the positive net income of the period. Please see “Note 32 – Risk and Capital Management” to our consolidated financial statements in IFRS for further details about regulatory capital. ¹ The Total Capital consists of the sum of three items, named: (i) Core Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii) Additional Capital: composed of perpetual instruments that meet eligibility requirements. Added to Core Principal, it makes up Tier I; and (iii) Tier II: composed of subordinated debt instruments with defined maturity that meet eligibility requirements. Added to Core Capital and Additional Capital, it makes up Total Capital. c. Payment capacity in relation to financial commitments undertaken We guarantee full repayment capacity in relation to our financial commitments assumed and manage our liquidity reserves through estimates of the resources that will be available for investment, considering the continuity of business under normal conditions. Liquidity risk control is performed by an area independent of the business areas and is responsible for defining the composition of the reserve, estimating cash flow and exposure to liquidity risk over different time horizons, and monitoring minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco Holding operates. All activities are subject to verification by independent validation, internal controls, and audit areas. Liquidity management policies and related limits are established based on forward‑looking scenarios and senior management decisions. These scenarios are periodically reviewed through of analysis of cash needs, due to atypical market conditions or resulting from strategic decisions by Itaú Unibanco Holding. Itaú Unibanco Holding manages and controls liquidity risk daily through governance approved by senior committees, which includes, among other activities, the adoption of minimum liquidity limits sufficient to absorb potential cash outflows under stress scenarios, measured through internal methodologies and also by regulatory methodology. The main regulatory liquidity indicators are detailed below, in item “e”. d) Sources of funding used for working capital and investments in non-current assets The following table shows our average deposits and loans for the twelve-month periods ending December 31, 2025 and 2024: 88

Liabilities Fiscal year ended December, 31 2025 2024 Average balance Average yield/ rate Average balance Average yield/ rate (In millions of R$, except percentages) Interest-bearing liabilities 2,398,104 10.9% 2,218,722 8.6% Interest-bearing deposits 918,264 10.8% 876,696 7.8% Savings deposits 173,716 6.4% 176,347 6.9% Deposits from banks and time deposits 744,548 11.8% 700,349 8.1% Securities sold under repurchase agreements 410,757 13.9% 394,346 9.2% Interbank market debt and Institutional market debt 524,235 11.7% 475,118 13.1% Interbank market debt 376,123 12.8% 342,643 15.1% Institutional market debt 148,112 8.9% 132,475 8.0% Reserves for insurance and private pension and Liabilities for capitalization plans 335,378 12.6% 293,343 8.1% Other interest-bearing liabilities 209,470 0.7% 179,219 0.2% Non-interest bearing liabilities 299,611 282,320 Non-interest bearing deposits 125,246 121,400 Other non-interest-bearing liabilities 174,365 160,920 Total stockholders’ equity attributed to the owners of the parent company 208,626 196,171 Non-controlling interests 9,434 9,181 Total 2,915,775 2,706,394 Our main sources of funding are: interest-bearing deposits, deposits received under repurchase agreements, disbursements from government financial institutions, credit lines with foreign banks, and the issuance of debt securities abroad. Please refer to “Note 15 – Deposits”, "Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds" and "Note 18 - Other assets and liabilities" in our consolidated financial statements audited under IFRS for more information on sources of financing. We may occasionally attempt to settle or purchase our outstanding indebtness, including subordinated notes (subject to approval by the Brazilian Central Bank) and senior notes, through open-market repurchases, privately negotiated transactions, or otherwise. Any repurchases will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. Repurchased notes may be held, cancelled, or resold, and any resale must comply with applicable requirements or exemptions under the respective securities laws. Part of our long-term debt provides for the early repayment of the outstanding principal balance upon the occurrence of certain events, as is standard practice in long-term financing contracts. As of December 31, 2025, none of these events had occurred, including defaults or breaches of financial clauses. According to Brazilian law, dividends in kind can only be paid if the subsidiary distributing them has recorded a profit in its financial statements. Furthermore, subsidiaries considered financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they can make deposits in Itaú Unibanco Holding, which represent interbank deposit certificates (CDI). These restrictions have not had, nor are they expected to have, a significant impact on our ability to meet our cash obligations. The following table details our consolidated sources of funds as of December 31, 2025 and 2024: 89

Breakdown of the main sources of funds 2025 % of total funding 2024 % of total funding (In millions of R$, excluding percentages) Deposits 1,114,482 52.8% 1,054,741 53.9 % Demand deposits 135,383 6.4% 124,920 6.4 % Savings deposits 177,305 8.4% 180,730 9.2 % Time deposits 789,643 37.4% 735,376 37.6 % Interbank deposits 11,530 0.5% 7,224 0.4 % Other deposits 621 — % 6,491 0.3 % Securities sold under repurchase agreements 434,607 20.6% 388,787 19.9 % Interbank market funds 406,170 19.3% 372,294 19.0 % Real estate credit bills 71,121 3.4% 52,112 2.7 % Rural credit bills 64,644 3.1% 49,744 2.5 % Financial bills 61,161 2.9% 70,083 3.6 % Guaranteed real estate bills 64,438 3.1% 64,491 3.3 % Import and export financing 114,138 5.4% 117,921 6.0 % On-lending-domestic 30,668 1.5% 17,943 0.9 % Institutional market funds 154,194 7.3% 140,547 7.2 % Subordinated debt 48,147 2.3% 45,224 2.3 % Debentures 4,122 0.2% 0 — % Foreign loans through securities 76,348 3.6% 75,912 3.9 % Funding from structured operations certificates 25,577 1.2% 19,411 1.0 % Total 2,109,453 100.0% 1,956,369 100.0 % e. Sources of funding for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The Superior Commission to Market Risk and Liquidity (CSRML), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group’s liquidity profile, within the parameters set by our managing body and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil. We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases). CMN regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as us, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements. 90

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of December 31, 2025 and 2024: Operating liquidity reserve As of December 31, 2025 Average Balance (1)2025 2024 (In millions of R$) Cash 37,144 36,127 35,742 Securities purchased under agreements to resell - Funded Position (2) 80,339 50,461 104,580 Unencumbered government securities (3) 263,915 154,526 212,220 Operational Reserve 381,398 241,114 352,542 (1) Average for the twelve-month period calculated based on consolidated financial statements (2) Net of R$19,306 (R$7,038 on 12/31/2024), which securities are restricted to the guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Brazilian Central Bank. (3) Present values are included, as a result of the change in the reporting of future flows of assets that are now reported at future value as of September 2016. Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties. Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in atypical market situations (i.e., stress scenarios). Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise. We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims at ensuring that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) LCR, and (ii) NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Set forth below is a discussion of our LCR for the three-month periods ended on December 31, 2025 and 2024 and our NSFR as of December 31, 2025 and 2024. Liquidity Coverage Ratio 91

The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Brazilian Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Brazilian Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. Three-month period ended Short-Term Liquidity Ratio (LCR) December 31, 2025 December 31, 2024 Total Weighted Value (average) (In millions of BRL) Total highly liquid assets¹ 389,723 362,609 Cash outflows² 440,453 409,051 Cash inflows³ 259,163 245,188 Total net cash outflows 181,290 163,863 LCR % 215.0% 221.3% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk. (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. Our average LCR for the three-month period ended December 31, 2025 was 215.0%, which is above the Brazilian Central Bank’s requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Brazilian Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period. Pursuant to Brazilian Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. 92

On December 31st Long-Term Liquidity Ratio (NSFR) 2025 2024 Adjusted Total Value (In millions of BRL) Total Available Stable Resources (ASF)¹ 1,499,680 1,375,854 Total Stable Resources Required (SRR)² 1,202,060 1,127,870 NSFR % 124.8% 122.0% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of December 31, 2025, our ASF totaled R$1,499.7 billion, mainly due to capital and Retail and Wholesale Businesses funding, and our RSF totaled R$1,202.1 billion, particularly due to loans and financing with Wholesale and Retail Businesses customers, central governments and transactions with central banks. As of December 31, 2025, our NSFR was 124.8% and, accordingly, above Brazilian Central Bank requirements. f. Indebtedness ratios and characteristics of such debts, further describing: I - Relevant loan and financing agreements There are no loan agreements or other debt instruments that our management considers relevant to us, except for the debt securities we issue described in item 12.7. II - Other long-term relationships with financial institutions The Issuer's main sources of funding include raising capital and fulfilling obligations through loans and on-lending, with a significant portion coming from the retail segment. Total customer resources reached R$1,674.8 billion (R$1,567.6 billion as of December 31, 2024), with a notable contribution from term deposits. Of total customer resources, 77.4%, or R$1,297.0 billion, is immediately available to the customer. However, the historical behavior of the accumulated balance of the two largest items – time deposits and interbank market funding – is relatively consistent: the sum of their balances grows over time, and there is an excess of cash inflows over outflows when comparing the monthly averages of the flows. Below is a table showing the opening dates for fundraising with maturities up to 30 days and the total amount of client funds. R$ million III - Level of subordination between debts 93

In the event of judicial or extrajudicial liquidation of the Issuer, there is an order of preference regarding the payment of the various creditors of the estate. Specifically with regard to the debts that make up the Issuer's indebtedness, the following order of payment must be observed: debts with real guarantees, unsecured debts, subordinated debts eligible to form part of Tier II of the Issuer's Reference Equity, and subordinated debts eligible to form part of Tier I of the Issuer's Reference Equity. It is worth noting that, with regard to debts with real guarantees, creditors have priority over others up to the limit of the asset given as collateral, being considered unsecured creditors in relation to the amount exceeding this limit. There is no degree of subordination among the various unsecured creditors, just as there is no degree of subordination among creditors of the same class of subordinated debt; however, creditors of subordinated debt eligible to comprise Tier II of the Issuer's Reference Equity are preferred over creditors of subordinated debt eligible to comprise Tier I of the Issuer's Reference Equity. The funds raised through the issuance of subordinated debt securities are presented below: 94

IV – Any restrictions applicable to the issuer, in particular, regarding debt limits and the contracting of new debt, the distribution of dividends, the sale of assets, the issuance of new securities, and the sale of corporate control, as well as whether the issuer has been complying with these restrictions. In March 2010, Itaú Unibanco Holding S.A. ("Issuer") established a program for the issuance and distribution of notes with certain financial intermediaries ("Program"). The Program, under its current terms, provides that Itaú Unibanco Holding S.A. or its Cayman Islands branch may issue senior or subordinated notes, the latter being eligible, according to its terms, to comprise Tier I or Tier II of the Issuer's Reference Equity ("Notes"), up to a limit of US$100,000,000,000.00 (one hundred billion US dollars). The Program provides for the acceleration of the maturity of the outstanding balance of the Notes upon the occurrence of certain events defined in the Program's financial clauses, also referred to as "Default Events," as is customary in long-term financing contracts. The Default Events applicable to Senior Notes issued under the Program are: (i) non-payment of financial obligations (principal and interest) due under the respective Note (Non-payment); (ii) breach of other material obligations assumed under the respective Note other than obligations to pay amounts due under the Notes (Breach of other Obligations); (iii) default on other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (understood as those representing 10% or more of the total consolidated assets disclosed in the last annual balance sheet), in an amount equal to or greater than 0.8% of the regulatory capital of Itaú Unibanco Holding S.A. (Cross Default); (iv) dissolution (provided that it is not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the senior notes are assumed by the successor entity), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (Dissolution and Insolvency); and (v) events that, under Brazilian law, have effects analogous to those described in item (iv). 95

On August 4, 2016, the terms of the Program were amended to conform to the provisions of Resolution No. 4,192 of the National Monetary Council, dated March 1, 2013 (revoked and replaced, as of January 2, 2022, by Resolution No. 4,955 of the National Monetary Council, dated October 21, 2021, but without impacting the terms of the Program described below). Subordinated Notes issued after this date are subject to permanent extinction in the event that (i) the Issuer discloses that its Core Capital is below 5.125% (in the case of Subordinated Notes eligible to comprise Tier I of the Issuer's Reference Equity) or 4.5% (in the case of Subordinated Notes eligible to comprise Tier II of the Issuer's Reference Equity) of its risk-weighted assets (RWA); (ii) signing of a commitment to contribute to the Issuer, if the exception provided for in the heading of article 28 of Complementary Law No. 101, of May 4, 2000, is configured; (iii) decree, by the Central Bank of Brazil, of a temporary special administration regime or intervention in the Issuer; or (iv) determination, by the Central Bank of Brazil, of the extinction of the Subordinated Notes, according to criteria established by the National Monetary Council. Additionally, the Subordinated Notes eligible to comprise Tier I of the Issuer's Reference Equity provide for: (i) the payment of related interest earned only with resources from revenue and profit reserves eligible for distribution in the last assessment period; and (ii) the suspension of the payment of related interest earned: (a) that exceeds the resources available for this purpose; (b) in the same proportion as the restriction imposed by the Central Bank of Brazil on the distribution of dividends or other results related to shares eligible for the Issuer's Core Capital; (c) in the same retention percentages as the amount to be paid or distributed as (x) variable remuneration to management members; and (y) dividends and interest on capital , due to the insufficiency of the Additional Principal Capital. The remuneration whose payment is suspended, in the aforementioned cases, will be considered extinguished. The occurrence of any of the situations described herein will not be considered as a Default Event or other factor that generates the acceleration of the debt's maturity in any legal transaction in which the Issuer participates. The Default Events applicable to Subordinated Notes eligible to form part of the Issuer's Reference Equity issued after August 4, 2016 are: (i) non-payment of financial obligations, although such occurrence does not cause the acceleration of the maturity of the outstanding balance of these Notes; (ii) dissolution (provided that it is not related to a corporate transaction in which all obligations of Itaú Unibanco Holding S.A. under the Subordinated Notes are assumed by the successor entity), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (Dissolution and Insolvency); and (iii) events that, under Brazilian law, have effects analogous to item (ii). Up to December 31, 2025, there had been no breach of the financial clauses described above or of any financial obligation assumed under the Program. The Program and the broadcasts made under the Program impose certain conditions and limitations on the Broadcaster, as detailed below: Merger, Acquisition or Sale of Assets. The Issuer is permitted to sell all or a substantial part of its assets, including through corporate reorganizations (such as acquisitions, mergers and spin-offs) without the consent of the Noteholders, provided that: (i) the entity that receives the assets or succeeds the Issuer undertakes to fulfill all principal and interest payment obligations for all Notes issued under the Program, as well as undertakes to assume all other Program obligations imposed on the Issuer; (ii) a Default Event does not occur as a result of carrying out such operations; and (iii) From any public announcement regarding the transaction and before its completion, the Issuer shall provide the Program Trustee with a statement signed by legal representatives that the asset disposal transaction complies with the above conditions and restrictions, together with a legal opinion issued by an independent legal advisor, declaring the legality, validity and enforcement of 96 the assumption of obligations arising from the Program by the new entity that assumes the assets or succeeds the Issuer. As described above, Senior Notes may be subject to early maturity in the event of default on other debts assumed by Itaú Unibanco Holding S.A. (cross default) or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (cross acceleration), in an amount equal to or greater than 0.8% of the regulatory capital of Itaú Unibanco Holding S.A. Considering the Senior Notes issued and not settled, the percentage of its financial indebtedness that is subject to cross-acceleration is 0.3%.1 g. Limits on financing raised and percentages already used Itaú Unibanco Holding is subject to the parameters required by monetary authorities, in accordance with the Basel principles. Management considers the current Basel ratio level adequate (15.2% based on the Consolidated Prudential, with 13.8% Tier I and 1.4% Tier II). Furthermore, Itaú Unibanco Holding has sufficient margin in relation to the minimum required Reference Equity of R$108,151 million (R$117,278 million as of 12/31/2024), exceeding the Additional Core Capital (ACP) of R$53,686 million (R$49,049 million as of 12/31/2024), which is amply covered by available capital. h. Significant changes in each item of the statements of income and of cash flows The analysis of the income statement and cash flow statement is described in items 2.2 a) and 2.1 e), respectively, of this form. 1The debt ratio was calculated considering the outstanding Senior Notes issued under the Twentieth Issuance of the Program, amounting to US$1,000,000,000.00, equivalent to R$5,501,800,000.00, divided by the total Fundraising and Liabilities from Loans and Transfers amounting to R$2,133,434,000,000.00 (Explanatory Note 16 of the Financial Statement in BRGAAP), totaling 0.3%. The exchange rate considered was R$5.5018 on December 30, 2025. 97

2.2. Executive officers should comment on: a. Results of operations, in particular: I - Description of any important components of revenue II - Factors that materially affected operating income and expenses Results of Operations for the Fiscal Years Ended December 31, 2025 and 2024 Highlights The table below presents our summarized consolidated statement of income for the years ended December 31, 2025 and 2024. Please see our consolidated financial statements in IFRS for further details about our Consolidated Statement of Income. 2025 compared to 2024 Net income attributable to owners of the parent company increased by 9.2% to R$44,857 million for the year ended December 31, 2025, from R$41,085 million for the same period of 2024. This is mainly due to a 8.5%, or R$8,876 million increase in net interest income, a 10.8%, or R$3,478 million decrease in expected credit loss from financial assets and a 18.9%, or R$1,027 million decrease in current and deferred income and social contribution taxes, partially offset by a 14.2%, or R$9,146 million, decrease in non-interest income. These line items are further described below: • Net interest income increased by R$8,876 million, or 8.5%, for the year ended December 31, 2025, compared to the same period of 2024, mainly due to increases in the following line items (i) R$26,043 million in income of financial assets and liabilities at fair value through profit or loss; (ii) R$22,361 million in foreign exchange results and exchange variations in foreign transactions; and (iii) R$12,532 million in interest and similar income. These increases were partially offset by an increase of R$52,060 million in interest and similar expenses. • Interest and similar income increased by 5.2% for the year ended December 31, 2025, compared to the same period of 2024, mainly due to increases of (i) R$15,845 million in loan operations income, as a result of an increase in the volume of loan and lease operations; and (ii) R$13,982 million in financial assets at amortized cost. These increases were partially offset by decreases of: (i) R$21,295 million in interest and similar income from financial assets at fair value through other comprehensive income, mainly due to a decrease in the average portfolio balance during the period; and (ii) R$2,555 million in interbank deposits. 98

• Interest and similar expenses increased by 31.1% for the year ended December 31, 2025 compared to the same period of 2024, due to increases of R$30,833 million in expenses from deposits and R$20,865 million in expenses from securities sold under repurchase agreements, both mainly due to an increase in the volume of our operations. Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our consolidated financial statements in IFRS for further details on interest and similar income and expenses. The managerial adjustments of tax effects represented R$7,316 million of our net interest income for the year ended December 31, 2025, compared to R$6,694 million for the same period of 2024. Considering this managerial adjustment, net interest income was R$120,040 million, an increase of R$9,498 million, for the year ended December 31, 2025, compared to the same period of 2024. • Non-interest income decreased by 14.2%, or R$9,146 million for the year ended December 31, 2025 compared to the same period of 2024. This decrease was mainly due to a 106.6%, or R$10,821 million, decrease in other income, mainly due to the adherence to a new tax-settlement initiative launched by the Brazilian Ministry of Finance (the “Comprehensive Transaction Program”, or Programa de Transação Integral). Our income from insurance contracts and private pension increased by 25.1%, or R$1,749 million, as a result of the higher financial result for the period and higher insurance sales, mainly related to life and credit life products. The following chart shows the main components of our banking service fees for the years ended December 31, 2025 and 2024: Please see “Note 22 – Commissions and Banking Fees” to our consolidated financial statements in IFRS for further details on banking service fees. • Expected Credit Loss from Financial Assets: Our expected credit loss from financial assets decreased by R$3,478 million, or 10.8%, for the year ended December 31, 2025, compared to the same period of 2024, mainly due to an decrease in expected credit loss with other financial assets of R$6,627 million for year ended December 31, 2025, compared to the same period of 2024, partially offset by an increase of R$3,149 million in expected credit loss with loan and lease operations, as a result of an increase in the volume of loan and lease operations of 5.7%. Please see “Note 10 — Loan and Lease operations” to our consolidated financial statements in IFRS for further details on our loan and lease operations. 99

• Non-performing loans: We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio. As of December 31, 2025, our 90-day NPL ratio was 2.3%, a decrease of 30 basis points compared to December 31, 2024. This decrease was due to a decrease of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the reductions in personal loan and vehicle financing ratios. The NPL ratio of our companies loan portfolio remained stable at 1.1%, compared to December 31, 2024. We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of December 31, 2025, our 15 to 90 days NPL ratio was 2.0%, remaining stable when compared to December 31, 2024. During this period our 15 to 90-day NPL ratio decreased by 10 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. Additionally, the NPL ratio of our companies loan portfolio increased by 10 basis points as of December 31, 2025 compared to December 31, 2024. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2024, through December 31, 2025: 100

• Other Operating Income / (Expenses) increased by 0.6% to an expense of R$88,697 million for the year ended December 31, 2025, from an expense of R$88,183 million for the same period of 2024. This increase was mainly due to the R$1,124 million, or 11.5%, increase in tax expenses (Social Integration Program Contribution, Contribution for the Financing of Social Security and Service Tax), primarily due to a larger taxable base resulting from higher net interest income, commissions and banking fees and income from insurance contracts and private pension. Our general and administrative expenses for the year ended December 31, 2025 decreased by 0.3%, due to lower expenses from provision for tax and social security lawsuits and other risks, partially offset by an increase in personnel expenses, due to the effects of our annual collective wage agreement, which includes a 5.68% adjustment on salaries and benefits from September 2025 onwards (and of 4.64% on salaries and benefits from September 2024). Please see “Note 23 – General and Administrative Expenses” to our consolidated financial statements in IFRS for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$4,401 million for the year ended December 31, 2025, from an expense of R$5,428 million in the same period of 2024, mainly driven by our adherence to the Comprehensive Transaction Program. The managerial adjustments of tax effects, as mentioned in “net interest income,” amounted to R$7,080 million in current and deferred income and social contribution taxes for the year ended December 31, 2025, compared to R$5,781 million for the same period of 2024. Considering this fiscal effect, current and deferred income and social contribution taxes were R$11,481 million, a decrease of R$272 million during this period. Please see “Note 24 – Taxes” to our consolidated financial statements in IFRS for further details. b. Material changes in revenue arising from introduction of new products and services, changes in volumes and prices, foreign exchange rates and inflation Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client’s creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Fluctuations in interest rates may significantly affect our net margins since they impact funding and lending costs. Main changes in revenue are outlined in item 2.2a of this Manual. c. Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and finance result of the issuer, if material 101

We conducted a sensitivity analysis for relevant market risk factors. The largest resulting losses, by risk factor, in each scenario, are presented with their impact on earnings, net of tax effects, providing insight into our exposure in exceptional scenarios. The market risk structure segregates its operations into a Trading Portfolio and a Banking Portfolio, in accordance with the general criteria established by Resolution No. 4,557, of February 23, 2017, of the National Monetary Council (CMN) and Resolution No. 111, of July 6, 2021, of the Brazilian Central Bank. The sensitivity analyses of the Trading and Banking Portfolios presented here are a static assessment of portfolio exposure and, therefore, do not consider the dynamic reaction capacity of management (treasury and control areas) that triggers risk mitigation measures whenever a situation of loss or high risk is identified, minimizing the possibility of significant losses. Additionally, it should be noted that the results presented do not necessarily translate into accounting results, as the study has the sole purpose of disclosing risk exposure and the respective hedging actions considering the fair value of the financial instruments, dissociated from any accounting practices adopted by the Company. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, carried out with the intention of trading. Trading Portfolio (*) Exposures Trading Portfolio (*) Trading Portfolio (*) Trading Portfolio (*) December 31, 2025 December 31, 2024 December 31, 2023 Risk Factors Risk of Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Interest Rate Fixed Income Interest Rates in reais (0.9) (238.0) (433.8) (0.3) (26.8) (129.3) (0.4) (103.1) (209.8) Foreign Exchange Linked Foreign Exchange Linked Interest Rates (0.2) (62.5) (123.7) 0.2 (200.9) (381.1) — (40.0) (81.7) Foreign Exchange Rates Prices of Foreign Currencies (6.0) (243.4) (367.2) (2.5) 33.2 22.6 — (77.0) (33.2) Price Index Linked Interest of Inflation coupon (0.2) (32.1) (71.6) — (8.3) (21.6) — 1.5 1.2 TR TR Linked Interest Rates — — — — — — — — — Equities Prices of Equities 0.3 187.1 284.4 2.3 174.3 332.4 0.9 196.3 250.2 Other Exposures that do not fall under the definitions above 0.3 (9.6) 18.3 — (40.1) (85.3) 0.2 (24.2) (70.4) Total (6.7) (398.5) (693.6) (0.30) (68.60) (262.30) 0.70 (46.50) (143.70) (*) Net amount after tax effects. 102

Trading and Banking Portfolio Exposures Trading and Banking Portfolio (*) Trading and Banking Portfolio Trading and Banking Portfolio December 31, 2025 December 31, 2024 December 31, 2023 Risk Factors Risk of Variation in: Scenarios Scenarios Scenarios I II III I II III I II III Interest Rate Fixed Income Interest Rates in reais (16.6) (5,103.1) (9,717.4) (12.9) (4,673.9) (8,996.3) (13.4) (3,253.4) (6,285.7) Foreign Exchange Linked Foreign Exchange Linked Interest Rates (2.7) (498.1) (969.5) (1.4) (435.5) (831.1) (0.9) (267.0) (499.3) Foreign Exchange Rates Prices of Foreign Currencies 0.3 (326.0) (648.7) 4.2 (29.2) (0.9) 0.9 (78.5) (30.0) Price Index Linked Interest of Inflation coupon (3.9) (536.5) (1,030.4) 0.7 (71.9) (183.4) (0.8) (92.0) (226.5) TR TR Linked Interest Rates (0.3) (103.0) (220.5) (1.1) (353.9) (671.6) 0.2 (61.0) (174.9) Equities Prices of Equities 3.8 95.1 89.5 5.1 104.1 192.0 5.6 90.5 41.8 Other Exposures that do not fall under the definitions above 0.2 (12.0) 15.1 — (40.1) (85.3) 0.1 (26.0) (73.9) Total (19.2) (6,483.6) (12,481.9) (5.4) (5,500.4) (10,576.6) (8.3) (3,687.4) (7,248.5) (*) Net amount after tax effects. To measure these sensitivities, the following scenarios are used, and the impact is estimated for each risk factor in isolation without considering any compensating or exacerbating effects among the various factors: Scenario 1: An increase of 1 basis point in fixed interest rates, currency coupons, inflation, and the interest rate index, and 1 percentage point in currency and stock prices; Scenario II: Application of 25% shocks to the interest rate curves for fixed-rate loans, currency coupons, inflation, interest rate indices, and currency and stock prices, both growth and decline, considering the largest resulting losses per risk factor; Scenario III: Application of 50% shocks to the interest rate curves for pre-fixed rates, currency coupons, inflation, and interest rate indices, as well as to currency and stock prices, both growth and decline, considering the largest resulting losses per risk factor. Our Consolidated Value at Risk (VaR) is calculated using the Historical Simulation methodology. This methodology fully reprices all positions, using the actual historical distribution of assets. From January 1 to December 31, 2025, the Average Total VaR in historical simulation was R$1,085 million or 0.5% of total equity (for the entire year of 2024 it was R$939 million or 0.5% of total equity). 103

The structural gap, comprised of commercial operations and their associated financial instruments, has historically remained stable with only minor fluctuations, primarily because it consists of the assets and liabilities of our retail activities and derivatives used as a hedge against the market risk of these operations. Most of our operations are expressed in Brazilian reais or indexed to that currency. We also have assets and liabilities expressed in foreign currencies, mainly US dollars, as well as assets and liabilities that, although expressed in reais, are indexed to the dollar and therefore expose us to exchange rate risk. The Brazilian Central Bank regulates our foreign currency positions. See the “Currency Risk” section of our consolidated financial statements audited under IFRS, Note 32 – Risk and Capital Management for further information. CSRML's gap management policy takes into account the tax effects related to our foreign exchange positions. Since income from exchange rate variations on foreign investments is treated specifically, we have established a hedge (a liability in foreign currency derivative instruments) in an amount sufficient to ensure that our total foreign currency exposure, net of tax effects, is consistent with our low-risk exposure strategy. Our foreign exchange position, on the liabilities side, is composed of various elements such as the issuance of bonds and securities in international capital markets; credit from foreign banks to finance imports and exports; dollar-linked transfers from government financial institutions; and deposits in the currencies of Latin American countries. The proceeds from these financial operations are generally applied to credit operations and the purchase of dollar-linked bonds and securities. 104

The following information has been prepared on a consolidated basis, eliminating transactions between related parties. Our foreign investments, eliminated in the consolidation process, totaled R$107.9 billion as of December 31, 2025, under the gap management policy adopted, as mentioned above. We emphasize that the bank applies both economic and accounting hedging to its net foreign investments. Millions of R$ 105

Exchange Rate Sensitivity December 31, 2025 Brazilian currency Denominate d in foreign currency (1) Total % of amounts denominate d in currency of total (In millions of reais, excluding percentages) Assets 2,493,597 572,572 3,066,169 18.7 Cash 7,694 29,450 37,144 79.3 At Amortized Cost 1,621,857 420,931 2,042,788 20.6 Deposits in the Central Bank of Brazil 167,275 - 167,275 - Interbank deposits 26,399 39,796 66,195 60.1 Securities purchased under agreements to resell 277,939 2,656 280,595 0.9 Securities 309,311 20,654 329,965 6.3 Loan operations and lease operations portfolio 743,262 340,536 1,083,798 31.4 Other financial assets 139,618 24,411 164,029 14.9 (-) Provision for Expected Loss (41,947) (7,122) (49,069) 14.5 At Fair Value Through Other Comprehensive Income 61,368 71,105 132,473 53.7 Securities 61,368 71,105 132,473 53.7 At Fair Value Through Profit or Loss 665,864 39,386 705,250 5.6 Securities 603,439 25,335 628,774 4.0 Derivatives 59,333 14,051 73,384 19.1 Other financial assets 3,092 - 3,092 - Insurance contracts 212 - 212 - Investments in associates and joint ventures 10,834 6 10,840 0.1 Fixed assets, net 12,033 602 12,635 4.8 Goodwill and Intangible assets, net 22,493 1,606 24,099 6.7 Tax assets 74,536 4,567 79,103 5.8 Other assets 16,708 4,917 21,625 22.7 Percentage of total assets 81.3 18.7 - Liabilities and Stockholders’ Equity 2,504,937 561,232 3,066,169 18.3 At Amortized Cost 1,818,614 532,287 2,350,901 22.6 Deposits 801,146 313,336 1,114,482 28.1 Securities sold under repurchase agreements 401,623 32,984 434,607 7.6 Interbank market debt 314,271 91,899 406,170 22.6 Institutional market debt 76,909 77,285 154,194 50.1 Other financial liabilities 224,665 16,783 241,448 7.0 At Fair Value Through Profit or Loss 55,423 16,004 71,427 22.4 Derivatives 53,794 15,947 69,741 22.9 Structured notes - 57 57 100.0 Other financial liabilities 1,629 - 1,629 - Provision for financial guarantees, credit commitments and credits to be released 1,607 186 1,793 10.4 Insurance contracts and private pension 353,123 130 353,253 - Provisions 17,691 100 17,791 0.6 Tax liabilities 9,501 2,081 11,582 18.0 Other liabilities 33,901 10,445 44,346 23.6 Non-controlling interests 10,575 - 10,575 - Total stockholders’ equity attributed to the owners of the parent company 204,501 - 204,501 - Percentage of total liabilities and stockholders’ equity 81.7 18.3 100.0 i) Predominantly U.S. dollar. 106

2.3. Executive officers should comment on: a. changes in accounting policies that have resulted in significant effects on the information in items 2.1 and 2.2 In 2025 and 2024 there were no significant changes to accounting policies. b. Modified opinions and emphases present in the auditor's report There were no reservations or emphases in the auditor's reports for the years 2025 and 2024. 107

2.4. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer’s financial statements and results: a) Introduction or disposal of operating segments Disclosure of Results per segment The current business segments of Itaú Unibanco are described below: Retail Business: Retail business products and services offered to both current account and non- current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies. Wholesale Business: Wholesale Business comprises: (i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; (ii) the activities of our units abroad; (iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients. Activities with the Market + Corporation: It includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment. b. incorporation, acquisition or disposal of a ownership interest Avenue On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling stockholders, for the acquisition of the controlling interest of Avenue Holding Cayman Ltd. (“Avenue”). The transaction was consummated in two phases. In the first phase, which closed on November 30, 2023, we purchased 35% of Avenue’s total and voting capital stock, through a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which closed on January 30, 2026, also through a primary capital contribution and a secondary acquisition of shares totaling approximately R$735 million, we acquired control of Avenue and, as of the date of this annual report, hold 50.1% of its total and voting capital stock. Five years after the closing date of the first phase, we will be entitled to exercise a call option to acquire the remaining interest held by the current stockholders of Avenue. Ideal On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (the “Sellers”) for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). This transaction will be carried out in two phases over five years. In the first phase, closed on March 31, 2023, we purchased 50.1% of Ideal’s total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, 108

(adjusted by CDI from signing to closing date), and as result became the controlling stockholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be entitled to exercise the right to buy the remaining share (49.9%) of Ideal’s capital stock. FIC and Investcred On December 5, 2025, we entered into an agreement with Companhia Brasileira de Distribuição (“GPA”), Lake Niassa Empreendimentos e Participações Ltda. (“GCB”) and Sendas Distribuidora S.A. (“Assaí”), among others, pursuant to which we expect to acquire, for R$786 million, subject to customary contractual price adjustments: (i) the equity interests currently held, directly or indirectly, by GPA and GCB in Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”); (ii) the equity interests currently held, directly or indirectly, by GCB in Banco Investcred Unibanco S.A. (“Investcred”); and (iii) the equity interest indirectly held by Assaí in FIC, on the second anniversary of the closing date of the transaction. The transaction was approved by CADE on January 5, 2026, and the closing of the transaction is still subject to the approval by the Brazilian Central Bank and other customary conditions precedent. Upon completion of all steps of the transaction, we intend to hold 100% of the total capital stock of each of FIC and Investcred. Sale of Assets and Liabilities in Colombia On December 12, 2025, we entered into an agreement with Banco de Bogotá S.A. and Banco de Bogotá (Panamá) S.A., pursuant to which we will assign and transfer certain assets and liabilities related to our retail operations in Colombia and Panama. The purchase price will be determined at closing based on the book value of such assets and liabilities, subject to customary contractual price adjustments. The closing of the transaction is subject to customary conditions precedent, including the receipt of all applicable regulatory approvals. c. unusual events or operations In addition to the items highlighted in section 2.4 b of this document, we highlight the following as unusual events: In line with IFRS accounting standards, no unusual events occurred in 2025. In line with BRGAAP accounting standards, the net non-recurring regulatory effects, after tax effects, were: In 2025: (i) impairment of internally developed software of R$(317) million; (ii) provision for restructuring of R$(676) million; and (iii) tax transactions of R$550 million. 109

2.5. If the issuer disclosed in the previous year or if it wishes to disclose in this form any non-accounting measures, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer should: a. inform the amount of non-accounting measures There was no disclosure of non-accounting measurements in our IFRS Financial Statements for the last fiscal year. b. perform a reconciliation between the amounts disclosed and the amounts in the audited financial statements There is no. c. explain why it believes that such measurement is the most appropriate for the correct understanding of its financial position and the results of its operations The non-accounting measurements presented in point “a” of this item are appropriate for decision- making by the company's senior management and administration. 110

2.6. Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them On January 30, 2026, through our subsidiary ITB Holding Brasil Participações Ltda., we acquired an additional 17.2% stake in Avenue Holding Cayman Ltd., bringing our controlling interest to 50.1% of the total share capital. The acquisition stems from the second stage of the share purchase agreement signed in July 2022. The actual acquisitions and financial settlements occurred after the necessary regulatory approvals. 111

2.7. Executive officers should comment on allocation of profit, indicating: The Board of Directors presents to the Ordinary General Meeting, together with the financial statements, a proposal regarding the allocation of the net profit for the fiscal year, the main allocations being: (i) legal reserve: 5% for the legal reserve, which shall not exceed 20% of the value of the share capital; (ii) distribution of dividends to stockholders (see items “b” and “c” below); and (iii) establishment of the Statutory Reserve, which aims to guarantee resources for the payment of dividends, including in the form of interest on capital , or their advance payments, in order to maintain the flow of remuneration to stockholders, and its balance may also be used: (i) in redemption, reimbursement or acquisition operations of own shares, under the terms of the legislation in force; and (ii) in incorporation into share capital, including through bonuses in new shares. The Statutory Reserve will be formed with resources: a) equivalent to up to 100% of the net profit for the fiscal year, adjusted as per article 202 of Law No. 6,404/76, always respecting the stockholders' right to receive mandatory dividends, under the terms of these bylaws and the law; b) equivalent to up to 100% of the realized portion of Revaluation Reserves, allocated to retained earnings; c) equivalent to up to 100% of the amount of adjustments from prior periods, recorded in retained earnings; and d) arising from the credit corresponding to dividend advances. The balance of this reserve, added to that of the Legal Reserve, may not exceed the share capital, pursuant to article 199 of Law No. 6,404/76. Year 2025 a. Rules on profit retention There were no changes to the rules. a.i. Values of Retained Earnings There was no retention of earnings. a.ii. Percentages in relation to total declared profits There is no b. Rules on dividend distribution An amount not less than 25% of the net profit reported in the fiscal year. Stockholders are entitled to receive as a mandatory dividend, in each fiscal year, an amount not less than 25% of the net profit determined in the same fiscal year, adjusted for the decrease or increase of the amounts specified in letters "a" and "b" of item I of article 202 of the Corporations Law, and observing items II and III of the same legal provision. c. Frequency of dividend distributions Monthly – mandatory Semiannual – supplementary 112

d. Any restrictions on dividend distribution imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions. There is no. e. If the issuer has a formally approved policy for the allocation of profits, indicating the body responsible for approval, the date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be consulted. Stockholder Remuneration Policy (Dividends and interest on capital ), which was approved by the Board of Directors at its meeting on January 26, 2026, and which can be consulted on the CVM website (http://www.cvm.gov.br/ > Companies > Periodic and Occasional Company Information > Itaú Unibanco > Dividend Policy) and on the Investor Relations website (www.itau.com.br/relacoes- investidores/en> Itaú Unibanco > Corporate Governance > Policies) a. rules on retention of earnings There were no changes to the rules regarding profit retention in the last fiscal year. Under the Brazilian Corporations Law, stockholders may resolve, at a General Meeting and upon a proposal from management, to retain part of the net profit for the fiscal year that is included in a previously approved capital budget. Furthermore, the mandatory dividend may not be paid in the fiscal year in which management informs the Ordinary General Meeting that it is incompatible with the Issuer's financial situation. a.i.) Values of Retained Earnings In 2025, there was no retention of profits, with the Issuer paying a dividend amount exceeding the minimum mandatory dividend. b. rules on distribution of dividends Stockholders are entitled to receive as a mandatory dividend, in each fiscal year, an amount not less than 25% of the net profit determined in the same fiscal year, adjusted for the decrease or increase of the amounts specified in letters "a" and "b" of item I of article 202 of the Corporations Law, and observing items II and III of the same legal provision. By resolution of the Board of Directors, interest may be paid on equity, with the value of the interest paid or credited being applied to the mandatory dividend, based on Article 9, paragraph 7, of Law No. 9,249/95. Preferred shares entitle their holders, as a priority, to the payment of a minimum annual dividend of R$0.022 per share, non-cumulative and adjusted in cases of stock splits or reverse stock splits. After the payment of the priority dividend due to preferred shares, a dividend of R$0.022 per share will be paid to common shares, non-cumulative and adjusted in cases of stock splits or reverse stock splits. Capital Management and Profit Distribution In order to guarantee our solidity and availability of capital to support the growth of our business, regulatory capital levels have been maintained above those required by the Central Bank of Brazil (BACEN), as evidenced by the Tier 1 Capital, Common Equity, and BIS ratios. The total amount to be distributed each year will be determined by the Board of Directors, taking into account, among other things: 113

a. the company's capitalization level, according to rules defined by the Central Bank of Brazil; b. the minimum level established by the Board of Directors of 12% Tier 1 Capital; c. profitability for the year; d. the prospects for capital utilization based on expected business growth, share buyback programs, mergers and acquisitions, and regulatory changes that may alter capital requirements; and e. changes in tax legislation. Thus, the percentage to be distributed may fluctuate from year to year depending on the profitability and capital requirements of the Company, always considering the minimum set forth in the Bylaws. Within the scope of implementing the minimum capital requirements established by Basel III standards, CMN Resolution No. 4,958 stipulates that, if the financial institution does not meet the requirements of the core capital buffers, required in their entirety from 2019 onwards, dividends may not be paid. This restriction on dividend payments will be applied progressively, according to the extent of non- compliance with the core capital buffer requirements. • If a financial institution's core capital buffers are less than 25% of the amount established by the CMN (National Monetary Council) for the year, there will be no distribution of dividends or interest on capital . • If the core capital buffers are between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital will not be distributed. • If the core capital buffers are between 50% and 75% of the required amount, 60% of the intended dividends and interest on capital will not be distributed. • If the core capital buffers are between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital will not be distributed. At the end of December 2025, the BIS ratio reached 15.2%, being: (i) 13.8% relating to Tier 1 Capital, which consists of the sum of Core Capital and Supplementary Capital; and (ii) Tier I Capital and Tier II Capital amounts were R$208.2 billion and R$20.4 billion, respectively, as of December 31, 2025. These indicators demonstrate our effective ability to absorb unexpected losses. For more information, please consult the report “Risk and Capital Management – Pillar 3” on our Investor Relations website www.itau.com.br/relacoes-com-investidores > Results and Reports > Regulatory Documents > Pillar 3 > Risk and Capital Management – Pillar 3. c. frequency of distributions of dividends Since July 1980, the Issuer has been remunerating its stockholders through monthly and supplementary payments (dividends and/or interest on capital ), which are equally distributed to common and preferred stockholders. 114

With regard to the last three fiscal years, monthly payments of interest on capital (JCP) were made, as established in our Stockholder Remuneration Policy, approved by the Board of Directors. This policy establishes a net amount of R$0.015 per share, as an advance payment. In the last three fiscal years, dividends/interest on capital were paid in addition to the monthly payments, for which the Board of Directors determines the record date for the stockholding position and the payment date. In these payments, the administration verifies the existing earnings, to determine the amount of dividends/interest on capital that must be distributed as a mandatory minimum (see item “a” above). From this mandatory minimum amount, the monthly amount that has already been paid is deducted, and the difference determines the supplementary dividend/ interest on capital that must be paid to meet the mandatory minimum for the fiscal year. The Stockholder Remuneration Policy is available on our Investor Relations website www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Policies. To view the Issuer's dividend history, please visit the Investor Relations website: http:// www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Market Information > Dividends and interest on capital. 115

2.8. The directors should describe the relevant items not disclosed in the issuer's financial statements, indicating: a. assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as: i. written-off portfolios of receivables for which the entity has not retained or transferred any risks and benefits of ownership of the transferred asset, indicating related liabilities There is nothing further beyond what has already been disclosed in the audited Consolidated Financial Statements under IFRS. ii. agreements for the future purchase and sale of products or services There is nothing further beyond what has already been disclosed in the audited Consolidated Financial Statements under IFRS. iii. agreements for construction in progress (CIP) There is nothing further beyond what has already been disclosed in the audited IFRS Consolidated Financial Statements. iv. agreements for future receipts of financing There is nothing further beyond what has already been disclosed in the IFRS Financial Statements. b. other items not disclosed in the financial statements In Note 32 (Risk and Capital Management) of our audited Consolidated Financial Statements, we disclosed the following off-balance sheet commitments: Millions of R$ Off Balance Commitments December 31, 2025 0 - 30 31 - 365 366 - 720 Over 720 days Total Financial Guarantees 4,170 49,367 25,903 54,665 134,105 Credit Commitments and Credits to be Released 274,961 60,573 17,518 228,712 581,764 Contractual Commitments - fixed assets and Intangible Assets 0 0 0 1 1 Total 279,131 109,940 43,421 283,378 715,870 116

2.9. Regarding each of the items not shown in the financial statements indicated in item 2.8, the executive officers should comment: a. how such items alter or may alter the issuer's revenues, expenses, operating income, expenses, finance costs, or other items in its financial statements. There is no. b. nature and purpose of the operation There is no. c. nature and amount of the liabilities assumed and the rights generated in favor of the issuer as a result of the operation There is no. 117

2.10. Executive officers should indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics: a. investments, including: i. quantitative and qualitative description of the investments in progress and expected investments ii. sources of investment funding iii. relevant divestitures in progress and expected divestitures Investments and divestments in 2025 and those projected are described in item 2.4b. There was an 84% increase in the volume of generative artificial intelligence initiatives and a 34% increase in the volume of traditional machine learning models. Furthermore, there was a migration of 15 million customers to the Super App by 2025, a single platform for products and services for our customers. The optimization of our branch network occurs based on the behavior and needs of our customers, always taking into account the availability of physical locations and digital channels, according to demand and following our phygital strategy. We closely evaluate the performance of our branches, monitoring customer flow and new business generation, as well as the ability to retain and keep our active customers satisfied and engaged with the bank. In this context, we have had an annual reduction of 14.0% in physical branches in Brazil, totaling 1,953 in 2025. b. provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity Not applicable, as there was no acquisition of plants, equipment, patents, or other assets that are expected to have a material influence the issuer's productive capacity. c. new products and services, indicating: i. Description of ongoing research already disclosed ii. total amounts spent by the issuer in research for the development of new products or services iii. projects under development already disclosed iv. total amounts spent by the issuer on the development of new products or services This does not apply, as there were no acquisitions of new products or services. d. ESG opportunities included in the issuer’s business plan We aim to be leaders in sustainable performance and customer satisfaction, through the generation of shared value among all stakeholders, clear action to ensure business continuity, and compliance with laws and regulations. We consider ESG issues in the integration of risks and opportunities across the institution's various departments, with guidelines incorporated into the Social, Environmental and Climate Responsibility Policy (PRSAC). The strategy for opportunities related to ESG issues includes the following topics: I. Description of sustainability and transparency objectives with quantitative or qualitative data on strategic ambition; 118

II. Description of the range of products and services offered by the institution that contribute positively to social, environmental, or climate-related aspects; III. Volume of capital mobilized for sustainable finance. IV. Alignment with the climate strategy, contributing to the transition of clients to a low-carbon economy aligned with the NetZero 2050 strategy. V. Update of the ESG Strategy and disclosure to the market. We promote the integration of ESG themes into business strategies through studies, advocacy, development of sustainable products and services, and customer engagement, focusing on new opportunities for the sustainable economy, which can be seen on the website https://https:// www.itau.com.br/sustentabilidade/en/ and in the ESG Report. We are committed to mobilizing R$1 trillion by the end of 2030 in sustainable finance, through ESG operations and the financing of green projects aligned with Febraban's Green Taxonomy. In 2025, we were selected for the Eco Invest Brasil Program, an initiative focused on financing projects with socio-environmental benefits and attracting foreign capital to the country. We participated in the program's auctions, securing resources and disbursing funds for projects in the areas of bioeconomy, agri-food systems, green infrastructure, circular economy, and energy transition. We also stood out for supporting initiatives to recover degraded areas, reaffirming our commitment to sustainable development. In our climate transition strategy, we aim to achieve net zero by 2050 in our businesses and have established decarbonization targets aligned with scientific scenarios, considering the stage of development of the Brazilian economy and the maturity of our clients in different sectors and segments. We have set targets for carbon-intensive sectors present in our credit portfolio such as Electricity Generation, Steel, Aluminum and Cement Production, Agriculture and Transportation. Furthermore, we have committed to a gradual exit from the Coal sector by 2030 and have published institutional positions, based on the economic scenarios of our region, for the Oil and Gas and Real Estate sectors. 119

2.11. Comment on other factors that significantly influenced operational performance and that have not been identified or discussed in the other items of this section. The consolidated financial statements audited in accordance with IFRS, for the year 2025, are available on our website: www.itau.com.br/relacoes-com-investidores/en > Results and Reports > Results Center > Complete financial statements in IFRS - 4Q25. Other factors influencing operational performance (not mentioned in other items in this section) The marketing area is responsible for defining and managing Itaú Unibanco's marketing strategy, both domestically and internationally, targeting the market, clients, partners, suppliers, and employees. Annually, commercial and institutional priorities are defined, as well as the total marketing budget for the year. Financial sponsorships are carried out in accordance with Itaú Unibanco's internal policy, which establishes the rules, procedures, and responsibilities of the bank's internal areas in the execution of sponsorships. As disclosed in our consolidated financial statements audited under IFRS (Note 23 – General and Administrative Expenses), expenses for Advertising, Promotions and Publications totaled R$1,740 million in 2025 and R$1,976 million in 2024. 120

3. Guidance 3.1 Projections should identify: Information provided in this item on business prospects, projections and operational and financial targets is solely forecasts based on Management’s current expectations in relation to the future of the Bank. These prospects are highly dependent on market conditions and the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may substantially differ from those stated in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future developments and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may substantially differ from those stated in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements.  a) subject matter of the projection These projections are calculated based on the financial statements under BRGAAP, based on: a.1) Accumulated variation in the 12-month period: Total loan portfolio, including financial guarantees provided and corporate securities; Financial margin with clients; Commissions and fees and result from insurance operations; and Non-interest expenses. a.2) Accumulated amount in the 12-month period: Financial margin with the market; and Cost of credit, composed of expected loss expenses, recovery of loans written off as losses, and discounts granted; a.3) Expected income tax and social contribution rate. b) projected period and the period for which the projection is valid Projected period: Fiscal year 2026; Project validity: This year or until Management states otherwise. c) assumptions considered, stating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2026 121

Guidance disclosed to the market is based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and balances of loan operations balance and of equity accounts are evaluated to ensure this alignment. The range disclosed is defined according to management’s expectations. It is worth pointing out that regular analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, it is possible to assess the need for possible changes in public expectations. This guidance does not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2026 This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors: • General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; • General economic and political conditions abroad, particularly in the countries where we operate; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Government regulations and tax laws, and respective amendments thereto; • Regulation and liquidation of our business on a consolidated basis; • Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; • Holders of our shares and ADSs may face difficulties to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal or other data; • Fiercer competition and consolidation of the sector; • Changes in our loan portfolios and the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves; • Efficiency of our risk management policies; • Damage to our reputation; • Ability of our controlling stockholder to run our business; • Difficulties to integrate new or merged business; 122

• Impact of environmental and social issues; • The effects of pandemics and health crises may adversely affect the future results of our operations and impact the market price of our securities; and • The Company’s other risk factors are listed in item 4.1 Describe Risk Factors of this Reference Form. d) guidance information Projections for fiscal year 2026 The 2025 Income Statement to be compared with 2026 guidance is adjusted considering changes in managerial classifications and the consolidation of Avenue’s results, due to the control acquisition as of January 2026. The table below shows these adjustments: The main reclassifications represent approximately 90% of total adjustments: i. Expenses related to card network fee: from Non-interest Expenses to Commissions. ii. Net margin from receivables discounting and cost of funding of automatic receivables discounting of the acquiring business: from Financial Margin with Clients (NII) to Commissions. iii. Discount on loans in arrears up to 90 days overdue: from Financial Margin with Clients (NII) to Cost of Credit. The 2025 Adjusted Income Statement spreadsheet is available for download at the Investors Relations website. Click here to access it. 123

The table below presents the revised guidance for fiscal year 2026, according to the Material Fact disclosed on November 3th, 2026. (1) Includes financial guarantees provided and private securities; (2) Composed of expected loss expenses, discounts granted and recovery of loans written off as losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (+) expenses for claims. It is important to mention that, as of November 2026, the company considers a cost of capital of around 15.25% p.y. in the management of its businesses. 124

3.2 If the issuer has disclosed guidance over the last three fiscal years: a) Inform which ones are being replaced by new projections included in the form and which ones are the same in the form For the 2026 projections, indicators presented and monitored are: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate. In comparison with 2025, the perspectives presented remain the same. b) with respect to projections related to periods already elapsed, compare the data projected with the effective performance of indicators, clearly stating the reason for any deviations from projections The table below shows the Projections made for the 2025 fiscal year. 2025 Projections (1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written of as Losses; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Projections for fiscal year 2024 The table below indicates the Projections made for the fiscal year 2024. 125

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. (5) Calculated based on Brazil core expenses. Reasons for deviations: Loan portfolio: the higher-than-expected growth is mainly due to fx variation on the loan book in foreign currency. Projections for fiscal year 2023 As Material Fact disclosed on November 6th, 2023, the Company decided to reaffirm and normalize the projection released to the market due to the sale of the operations of Bank Itaú Argentina S.A. Excluding the impacts of the sale of the operations in Argentina from the projections, the guidance previously disclosed was reaffirmed. 126

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Reasons for deviations: Loan portfolio: the lower-than-expected growth is mainly due to fx variation on the loan book in foreign currency, lower-than-expected demand for corporates in Brazil in the first half of the year, and lower-than-expected growth of the payroll loans. c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced The table below presents the revised projections for fiscal year 2026, as of November 3, 2026: 127

(1) Includes financial guarantees provided and private securities; (2) Composed of Expected Loss Expenses, discounts granted and Recovery of Losses Written off as Losses; (3) Commissions and fees (+) Income from insurance, pension plan and premium bonds operations (+) Expenses for claims. Reasons for deviations from projections: Effective Tax Rate: The adjustment to the expected effective tax rate is mainly related to the change in the long-term interest rate (TJLP) trajectory. 128

4. Risk factors 4.1. Describe the risk factors with effective potential to influence the investment decision, observing the categories below and, within them, the decreasing order of relevance: This section addresses the risks we consider material to: (i) our business and (ii) the decision of investing in our securities. Should any of the following risks actually occur, our business and financial condition, as well as the value of any investments made in our securities, will be adversely affected. Accordingly, investors should carefully assess the risk factors described below and the information disclosed in this annual report before making an investment decision. The risks described below are those that we currently believe may adversely affect us. Other risks that we do not presently consider material, emerging risks or risks not known to us on the date of this annual report may also adversely affect us. a) To the issuer Credit Default by other financial institutions may adversely affect the financial markets in general and us The safety and soundness of several financial institutions may be closely interrelated as a result of credit, negotiation, settlement or other transactions among financial institutions. Accordingly, concerns regarding the default of a financial institution could cause significant liquidity problems, losses and/or default by other financial institutions. This systemic risk may adversely affect financial intermediaries, including clearing agencies, clearing houses, banks, securities companies, and stock exchanges with which we interact daily, including us. If the Central Bank intervenes in any other relevant Brazilian financial institution, we, together with medium-sized and smaller financial institutions, may be subject to deposit withdrawals and decreases in investments, which could adversely affect us. Exposure to Brazilian Government debt could have a material adverse effect on us Like most Brazilian banks, we also invest in debt securities issued by the Brazilian Government. As of December 31, 2025, 19.0% of all our assets and 53.6% of our securities portfolio were comprised of these public debt securities. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, could negatively affect our results directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole. We may incur losses associated with counterparty exposure risks We routinely conduct transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. We may incur losses if any of our counterparties fail to honor their contractual obligations, including because of bankruptcy, lack of liquidity, operational failure or other reasons outside our control. This risk may arise, for example, from our entering into reinsurance agreements or credit agreements pursuant to which counterparties have obligations to make payments to us and are unable to do so, or from our carrying out transactions in the foreign currency market (or other markets) that fail to be settled at the specified time due to non-delivery by the counterparty, clearing house or other financial intermediary. Any failure by a counterparty to meet its contractual obligations may adversely affect our financial performance. 129

Risk factor on business operations Business Operations A failure in, or breach of, our operational, security or IT systems could temporarily interrupt our businesses, increasing our costs and causing losses. Due to the high volume of daily data processing, we are dependent on technology and management of information, which exposes us to the risk of unavailability of systems and infrastructure, such as power outages, breakdowns, interruption of telecommunication services, and generalized system failures, as well as internal and external events that may affect third parties with which we do business or that are crucial to our business activities (including stock exchanges, clearing houses, financial dealers or service providers) and events resulting from wider political or social issues, such as cyberattacks or unauthorized disclosures of personal information in our possession. Additionally, we operate in many geographic locations and are frequently subject to the occurrence of events beyond our control. The contingency plans we have in place may not be sufficient to prevent our ability to conduct business from being adversely impacted by failures in the infrastructure that supports our business. We are strongly dependent on technology and thus are vulnerable to viruses, worms and other malicious software, including “bugs” and other problems that could unexpectedly interfere with the operation of our systems and result in data leakage. Operating failures, including those that result from human error or fraud, not only increase our costs and cause losses, but may also give rise to conflicts with our clients, lawsuits, punitive damage to third parties, regulatory fines, sanctions, interventions, and other indemnity costs, all of which may have a material adverse effect on our business, reputation and results of operations. Additionally, we depend on certain third-party services for the proper functioning of our business and technology infrastructure, such as call centers, networks, internet and systems, among others, provided by external or outsourced companies, and rely to some extent on third-party data management providers. Interruptions in the provision of these services or data, caused by the lack of supply or the poor quality of the contracted services, among other factors, can affect the conduct of our business as well as our clients. As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected. The adoption of AI presents both significant opportunities and challenges. The potential for disruptive innovations through the use of AI is undeniable, as it can optimize operations, personalize customer services, and increase efficiency, bringing significant competitive advantages. On the other hand, public perception and acceptance of AI, along with potential impacts on reputation stemming from technology failures, highlight the importance of robust risk and data management and the adoption of ethical, transparent, and responsible AI practices. Compliance with personal data regulations and emerging AI-specific regulations is essential, as risks related to privacy, data security, and potential algorithmic biases are significant in these technologies The regulatory framework for AI and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be implemented, or existing laws and regulations may be interpreted in new ways that would affect the operation of our platform and the way in which we use AI and machine learning technology, including with respect to fair lending laws. Brazil is considering a new national framework to regulate the development and use of AI systems. In particular, , Bill No. 2,338/2023 is under discussion in the Brazilian Congress to establish a national regulatory framework covering the development, use, and governance of AI systems in Brazil. The text, which sets out obligations and requirements for AI agents, was approved by the 130

National Senate in December 2024 and is currently under review by the House of Representatives and, if approved, will move on for presidential assent or veto. AI-related initiatives are also emerging at the state and municipal levels in Brazil. Given that we have AI systems in place, the cost of complying with such laws or regulations could be significant and increase our operating expenses, which would adversely affect our business, financial condition and results of operations. Failure to protect personal information could adversely affect us. We manage and hold confidential personal information of identified or identifiable individuals , including clients in the ordinary course of our business. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures, hacker attacks or security breaches could subject us to legal action and administrative sanctions, as well as damage that could materially adversely affect our operating results, reputation, financial condition and prospects. Administrative sanctions include, but are not limited to, sanctions for non-compliance with foreign data protection laws, as applicable, and with the LGPD, which sets forth the scenarios in which personal data can be handled, either by physical or digital means, and protects the data subjects from improper use of their data. In addition, pursuant to the LGPD, we may be required to comply with international transfer of personal data requirements and to report security incidents involving personal data issues, incidents where client information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authority and to the subjects affected. Any material disruption or slowdown of our systems could cause information, including data related to client requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services, and subject us to administrative sanctions. All of these factors could cause a material adverse effect on our reputation, business, results of operations and financial condition. Failure to adequately protect ourselves against risks relating to cybersecurity could materially adversely affect us. We are exposed to failures, deficiency or inadequacy of our internal processes, human error or misconduct and cyberattacks. Our information systems may be vulnerable to service interruptions and security breaches by hackers and cyberterrorists, which continue to evolve in scope and sophistication, causing us to incur significant costs in our ever-evolving efforts to enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach. Risks related to cybersecurity incidents include but are not limited to: (i) penetration into our information technology systems and platforms, by ill-intentioned third parties with the object to fraud, (ii) infiltration of malware and viruses into our systems, (iii) contamination of our networks and systems by third parties with whom we exchange data, (iv) unauthorized access to confidential information by persons inside or outside Itaú Unibanco, (v) cyberattacks causing systems degradation or service unavailability that may result in business losses, and (vi) security weaknesses or control failures at financial institutions, payment processors and other third parties within the Brazilian National Financial System ecosystem, which may expose us to fraud attempts and increase operational and reputational risks. In recent years computer systems of companies and organizations have increasingly been targeted not only by cybercriminals, but also by activists and rogue states. We are exposed to these risks throughout the entire lifecycle of information, from collection through processing, transmission, storage, analysis and destruction. A successful cyberattack may result in unavailability of our services used by our clients, leak of, or compromise of the integrity of information and could give rise to the loss of significant amounts of 131 client data and other sensitive information, as well as damage to our reputation, directly affecting our clients and partner. We are subject to various information security and cybersecurity regulations, including the LGPD, CVM Resolution No. 35/2021, CMN Resolution No. 4,893/2021, Central Bank Resolution No. 85/2021, SUSEP Circular No. 638/2021, and rules adopted by the SEC in 2023 on cybersecurity risk management, governance, strategy, and incident disclosure, among others. Compliance with these rules, as well as with any new or evolving regulations worldwide, requires significant investments in technology, processes, governance, and personnel, and may require changes to our products, services, or data practices. Failure to comply or to maintain timely and effective compliance could result in enforcement actions, fines or penalties, and could materially and adversely affect our business, financial condition, results of operations, competitiveness, and customer experience. For more information on cybersecurity regulation, see “Section 4B. Business Overview—General Laws and Regulations Affecting the Financial System––Cybersecurity Regulation.” We are exposed to cyber risks, including potential failures in our cybersecurity systems and vulnerabilities in the technologies or services provided by third parties. Despite our monitoring and risk management efforts, we cannot guarantee that all cyber threats will be prevented or detected. Any successful cyberattack or breach could materially and adversely affect our operations, financial condition, and results of operations. The loss of senior management, or our inability to attract and maintain key personnel could have a material adverse effect on us. Our ability to maintain our competitive position and implement our strategy depends on our senior management and key personnel. Competition for qualified personnel in the financial services industry is intense, particularly due to the entrance of emerging competitors, such as fintechs and start-ups. Our performance and success depend on highly skilled individuals, and on the technical skills of certain key personnel (such as data scientists, product managers, designers, IT personnel and others) who are difficult to be replaced. Moreover, we face the challenge to provide a new experience to employees, so that we are able to attract and retain qualified professionals who value a work environment offering equal, diverse and meritocratic opportunities and who wish to build up their careers in dynamic and cooperative workplaces. In addition, the increased competition and the entry of technological companies in the financial sector have led us to invest not only in traditional career paths but also in career strands more aligned with newest and future generations and organizational needs. The loss of some of the members of our senior management, including successors to crucial leadership positions, as well as their relationships with our clients, or our inability to attract, develop, motivate and retain qualified personnel, could have a material adverse effect on our operations, performance and our ability to implement our strategy. We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect us or our foreign units We operate in various jurisdictions outside of Brazil through branches, subsidiaries and affiliates, and we expect to continue to expand our international presence. 132

We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including: • political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand; • more restrictive or inconsistent government and local central banks’ regulation of financial services, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide our services; and • difficulties in managing operations and adapting to cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by Brazilian law and our internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently As we expand, these and additional markets risks could be more significant and have the potential to have an adverse impact on us. New lines of business, new products and services or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could adversely affect our reputation, business and results of operations. From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken strategic projects. There are substantial risks and uncertainties associated with these efforts, including with respect to projects that involve the adoption of new and evolving technologies, such as artificial intelligence, and asset classes, such as digital assets and carbon credits. We may invest significant time and resources in developing and marketing these new lines of business, products and services, which may not operate or perform as expected, nor generate the expected results. The initial timetables for the development and introduction of new lines of business or new products or services and price and profitability targets may not be met. Moreover, regulatory requirements can affect whether and how initiatives are able to be brought to market in a manner that is timely and attractive to our customers. There are new technologies and asset classes that are not only new for us but also relatively new to the financial markets more broadly and in most cases are not yet fully regulated. Therefore, any updates to the regulatory landscape, including accounting requirements and enforcement actions by regulators, may limit our ability to pursue strategic initiatives or result in significant costs. Especially when compared with our activities involving traditional assets, these new lines of businesses may introduce incremental or unique risks, particularly those associated with cybersecurity exposures and third-party dependencies, as well as reputational, technology, legal and regulatory risks. Furthermore, our revenues and costs may fluctuate because new businesses or products and services generally require startup costs while revenues may take time to develop, which may adversely impact our results of operations. If management makes choices about these initiatives that prove to be incorrect, are based on incomplete, inaccurate or fraudulent information, fail to accurately assess the competitive landscape and industry trends or are unable to address the expectations of various stakeholders, then the value and growth prospects of our business may be affected. Further, these initiatives often place significant demands on management and a limited number of employees with subject matter expertise and may involve significant costs to implement, 133 as well as increase operational risk as we develop and implement related controls, processes and procedures and employees learn to operate under new systems, controls, processes and procedures. The failure to successfully execute or monitor these initiatives could adversely impact our business, reputation and results of operations. Legal, operational, regulatory and reputational risks may also exist in connection with dealing with new products, technologies or markets, or clients and customers whose businesses focus on such products, technologies or markets, where there is regulatory uncertainty or different or conflicting regulations depending on the regulator or the jurisdiction. We may invest significant time and resources into the expansion of existing or creation of new compliance and risk management systems with respect to new products, technologies or markets, which may increase our costs and expenses, and adversely affect our results of operations. Liquidity We face risks relating to liquidity of our capital resources. Liquidity risk, as we understand it, is the risk that we will not have sufficient financial resources to meet our obligations by the respective maturity dates or that we will honor such obligations but at an excessive cost. This risk is inherent in the activities of any commercial or retail bank. Our capacity and cost of funding, including the availability of retail deposits, may be impacted by several factors, such as changes in market conditions (e.g., in interest rates), credit supply, regulatory changes, systemic shocks in the banking sector, and changes in the market’s perception of us, among other factors. The occurrence of any of these factors could materially adversely affect our financial position and results of operations, including by increasing the amount of retail deposit withdrawals by our customers in a short period of time. In scenarios where access to funding is scarce and/or becomes too expensive, and the access to capital markets is either not possible or is limited, we may have to increase the return rate paid to deposits made to attract more clients and/or to settle assets not compromised and/or potentially devalued so that we will be able to meet our obligations. If the market liquidity is reduced, the demand pressure may have a negative impact on prices, since natural buyers may not be immediately available. Should this happen, we may have a significant decrease in the value of the assets, which will impact our results and financial position. The persistence or worsening of such adverse market conditions or rises in basic interest rates may have a material adverse impact on our capacity to access capital markets and on our cost of funding, which may adversely affect our results of operations and financial condition. Adverse developments affecting the financial services industry, such as current events or concerns involving liquidity, defaults, or nonperformance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations, financial condition and results of operations Events involving reduced or limited liquidity, defaults, nonperformance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Similar events involving other financial institutions, including failures, insolvencies, 134 resolutions, interventions or perceived financial weakness of banks or other financial institutions, have occurred and may occur in the future in Brazil and in other markets in which we operate, whether or not we have direct exposure to such institutions. These events increase investor concerns regarding local or international financial systems which can affect commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing. Such developments may also contribute to broader market volatility, reduced liquidity and tighter credit conditions. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our cash and cash equivalents and investments in marketable securities may be threatened. The failure, insolvency or resolution of a financial institution could result in, among other things, the loss of, or inability to access, cash deposits, investments, credit facilities or other financial assets; delays, suspensions or failures in payment, clearing, settlement or custody services; and increased counterparty credit risk. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations. In 2025, the liquidation of a Brazilian financial institution required the activation of the FGC. Stress events may occur in the Brazilian financial system, particularly during periods of tighter financial conditions or as a result of institution specific events. The resolution or liquidation of financial institutions may increase uncertainty and reduce market confidence, potentially resulting in liquidity pressures, changes in funding conditions and heightened risk aversion among depositors and investors, which could adversely affect our operations and liquidity management. A downgrade in our credit ratings may adversely affect our access to funding or to the capital markets, increase our cost of funding or trigger additional collateral or funding requirements Our ability to raise capital and associated costs may be directly impacted by our credit ratings, as determined by independent rating agencies. Any downgrade or placement on ‘negative outlook’ could have an adverse impact on our liquidity, restrict access to credit and debt markets, and weaken our competitive position, particularly in transactions where counterparty creditworthiness is essential. Furthermore, a downgrade could trigger ‘ratings-based’ clauses in our financing and derivative agreements, resulting in the immediate need to deliver additional collateral or the acceleration of certain debt obligations. Such events would adversely affect our cash flow, interest margins, and overall results of operations. Market The value of our investment securities and derivative financial instruments is subject to market fluctuations due to changes in Brazilian or international economic conditions and, as a result, may subject us to material losses In the ordinary course of our business, we use derivative financial instruments to hedge against currency risks and risk of losses due to movements in financial market prices in each of our business units, but we cannot guarantee that such use of derivatives will be sufficient to protect us against the aforementioned risks. 135

These investment securities and derivative financial instruments may cause us to record gains and losses at the time of sale or when they are marked to market, as the case may be, and may fluctuate considerably from period to period due to Brazilian and international economic conditions, including risks associated with transactions subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices. We cannot predict the amount of realized or unrealized gains or losses for any future period. Gains or losses on our investment securities and derivative financial instruments may not contribute to our net revenue in the future or may cease to contribute to our net revenue at levels consistent with more recent periods or at all. In addition, we may not successfully realize the appreciation or depreciation in our consolidated investment securities and derivative financial instruments or any portion thereof. Any of these factors may materially adversely affect our results of operations and financial condition. Mismatches between our loan portfolio and our sources of funds regarding interest rates and maturities could adversely affect us and our ability to expand our loan portfolio We are exposed to certain mismatches regarding interest rates and maturities between our credit portfolio and our sources of funds. A portion of our credit portfolio consists of floating and fixed interest rate and the profitability of credit operations depends on our ability to balance the cost to obtain funds with the interest rates charged to our clients. An increase in market interest rates in Brazil may increase our borrowing cost, especially the cost of time deposits, reducing the spread on loans, thus adversely affecting our operations. Any mismatch between our loan operations and related sources of funding may materially adversely affect us. An increase in the total cost of funding sources may result in an increase in the interest rates that we charge on the loans we grant and may consequently affect our ability to attract new customers. A decrease in the growth of our credit operations, as well as the illiquidity resulting from an inability to raise funds continuously, could adversely affect us. Management and Financial Reporting Our policies, procedures and models related to risk control may be ineffective and our results may be adversely affected by unexpected losses Our market, credit and operational risk management policies, procedures and methods, including our statistical models and tools for risk measurement, such as value at risk ("VaR"), for market risk default probability estimation models for credit risk or customer unusual behavior models for fraud detection or money-laundering risk identification, may not be fully effective in mitigating our risk exposure in all economic environments or against all types of risks, including those that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based on our observations of the historical market behavior. In addition, due to limitations on information available in Brazil, to assess clients’ creditworthiness, we rely largely on credit information available from our own databases, on certain publicly available consumer credit information and other sources. We apply statistical and other tools to these observations and data to quantify our risk exposure. These tools and metrics may fail to predict all types of future risk exposures., which could arise, for example, from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses, therefore, could be significantly greater than indicated by historical measures. In addition, our quantified modeling may not take all risks into account. Our qualitative approach to managing those risks could prove insufficient, exposing us to material unexpected losses. If existing or potential customers believe 136 our risk management is inadequate, they could terminate their relationship with us, which could harm our reputation as well as our revenues and profits. Our results of operations and financial position depend on our ability to evaluate losses associated with risks to which we are exposed and to build these risks into our pricing policies. We recognize an allowance for loan losses aiming at ensuring an allowance level compatible with the expected loss, according to internal models for credit risk measurement. The calculation also involves significant judgment on the part of our management. Those judgments may prove to be incorrect or change in the future depending on information as it becomes available. These factors may adversely affect us. Inadequate pricing methodologies for insurance, pension plan and premium bond products may adversely affect us Our insurance and pension plan business sets prices and establishes reserves based upon actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include assumptions and guidance that may prove to be incorrect, since these assumptions and guidance involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity, and persistence. We could suffer losses due to events that are contrary to our expectations directly or indirectly based on incorrect biometric and economic assumptions or faulty actuarial bases used for contribution and provision calculations. Although we annually review the pricing of our insurance and pension plan products and the adequacy of the associated reserves, we cannot accurately determine whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims, and expenses. Significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us. Strategy The integration of acquired or merged businesses involves certain risks that may have a material adverse effect on us As part of our growth strategy in the Brazilian and Latin American financial sectors, we have engaged in several mergers, acquisitions and partnerships with other companies and financial institutions in the past and may pursue further transactions in the future. Any such transactions involve risks, such as the possible incurrence of unanticipated costs as a result of difficulties in integrating finance and accounting systems and personnel platforms, failure in diligence or the occurrence of unanticipated liabilities and contingencies, as well as the breach of the transaction agreements by counterparties, among other risks. Whenever we announce such type of transaction, our stock price may drop depending on the characteristics of the acquisition and target companies. In addition, we may not achieve the operating and financial synergies and other benefits that we expected from the transaction in a timely manner, on a cost-effective basis or at all. There is also a risk that antitrust and other regulatory authorities may impose restrictions or limitations on the transactions or on the businesses that arise from certain combinations or impose fines or sanctions due to the interpretation by the authorities of irregularities with respect to the transaction. 137

If we are unable to take advantage of business growth opportunities, cost savings, operating efficiencies, revenue synergies and other benefits we anticipate from mergers and acquisitions, or if we incur greater integration costs than we have estimated, we may be adversely affected. Reputational Risk Damage to our reputation could harm our business and outlook. We are highly dependent on our image and credibility to generate business. Several factors may tarnish our reputation and generate a negative perception of the institution by our clients, counterparties, stockholders, investors, regulators, commercial partners and other stakeholders, such as noncompliance with legal obligations, making irregular sales to clients, dealing with suppliers with questionable ethics, unauthorized disclosure of client data, inappropriate behavior by our employees, and third-party failures in risk management, among others. We can also be subject to step-in risk, which occurs when financial institutions need to provide financial support or intervene in the operations of companies outside the Itaú Unibanco Group in times of financial distress to avoid legal, operational or reputation issues for the institution. This specific risk is monitored quarterly and reported to our regulators in Brazil. Moreover, we cannot assure you that members of management, employees and individuals acting on our behalf, will not associate themselves with political parties nor engage in political agendas. We also cannot assure you that members of management, employees and individuals acting on our behalf will comply at all times with our internal policies, such as was recently the case with certain former executives involving immaterial amounts and that our internal procedures will effectively monitor and identify any and all misbehavior. Any non-compliance with our internal policies and deviations in behavior, such as inappropriate practices and improper use of information, may adversely affect our reputation. In addition, certain significant actions taken by third parties, such as competitors or other market participants, may indirectly damage our reputation with our clients, investors, and the market in general. If we are unable, or are perceived to be unable, to properly address these issues, we may be subject to penalties, fines, class actions, and regulatory investigations, among other sanctions and consequences. Concentration Risk We face risks related to market concentration. Concentration risk is the risk of loss associated with significant exposure to a particular counterparty, to counterparties operating in the same economic sector, to an industry, geographic region, business segment, credit products, risk mitigation instruments, index or currency, risks associated with climate, social and environmental matters, among other factors. If we are unable to diversify transactions related to a specific risk component, our exposure and vulnerability to that component will increase, and any change or termination regarding these transactions could have a significant adverse effect on our results of operations and our financial condition. Competition The increasingly competitive environment and consolidations in the Brazilian banking industry may have a material adverse effect on us. The Brazilian market for financial services is highly competitive. We face increasing and significant competition from other Brazilian and international banks, in addition to other non-financial companies competing in certain segments of the financial industry in which we operate. These 138 latter competitors may not be subject to the same regulatory framework and capital requirements that we are and, therefore, may be able to operate with less stringent regulatory requirements. Competition has increased among financial institutions in Brazil as a result of, among other things, recent regulations that (i) increase the ability of clients to switch business between financial institutions, (ii) with the client’s permission, grant access to financial and personal information in such institutions, and (iii) establish rules for an instant payment arrangement. Furthermore, the use of digital channels has risen steadily over the past few years and is changing the way that customers access financial services. In this context, new competitors are seeking to disrupt existing business models through technological alternatives to traditional financial services. If we are not able to successfully compete with these disruptive business models and markets (such as startups and fintechs), we may lose market share. The increased competition may also adversely affect us by, among other things, limiting our ability to retain or increase our current client base and to expand our operations, or by impacting the fees and rates we adopt, which could reduce our profit margins on financial and other services and products we offer. We are subject to Brazilian antitrust legislation and that of other countries in which we operate or will possibly operate. Brazilian Law No. 12,529/11 (the “Brazilian Antitrust Law”) requires that transactions resulting in economic concentration should be submitted to the Brazilian antitrust authority, CADE, for prior approval in the event these transactions meet a number of specific criteria. The closing of a transaction without CADE’s approval subjects the parties to fines ranging from R$60,000 to R$60 million, the nullity of the relevant transaction agreement, as well as potential administrative proceedings against the parties involved. In addition, the Central Bank regulations require that financial institutions submit certain transactions that may cause concentration between two or more financial institutions authorized to operate by the Central Bank to the Central Bank’s antitrust department for prior approval. As we have a significant market share in the Brazilian banking market in case of allegations of anticompetitive conduct, we may be subject to penalties from CADE, especially administrative fines of 0.1% to 20% of our gross revenues and divestiture of assets. Additionally, we are subject to the antitrust legislation of the countries where we operate, such as the antitrust laws of the U.S. (Sherman Act and Clayton Antitrust Act) and of the European Union (Articles 101 and 102 of the Treaty on the Functioning of the European Union). Accordingly, we cannot assure you that Brazilian and foreign antitrust regulations, to the extent applicable to us, will not adversely affect our business and results of operations in the future. Our Antitrust Corporate Policy is available on our investors relations website and is not incorporated by reference into this annual report. b) Its shareholders, especially the controlling shareholders Strategy Our controlling stockholder has the ability to direct our business As of December 31, 2025, IUPAR, our controlling stockholder, directly owned 51.71% of our common shares and 26.35% of our total share capital, giving it the power to appoint and remove our directors and officers and determine the outcome of any action requiring stockholder approval, including transactions with related parties, corporate reorganizations and the timing and payments of dividends. 139

In addition, IUPAR is jointly controlled by (i) Itaúsa, which, in turn, is controlled by the Egydio de Souza Aranha family (which comprises the Setubal and Villela families), and (ii) Cia. E. Johnston, which in turn is controlled by the Moreira Salles family. The interests of IUPAR, Itaúsa and the Egydio de Souza Aranha and Moreira Salles families may be different from the interests of our other stockholders. Certain of our directors are affiliates of IUPAR and circumstances may arise in which the interests of IUPAR and its affiliates conflict with the interests of our other stockholders. While Brazilian Corporate Law requires that the controlling shareholders vote in the best interest of the company, to the extent that these and other conflicting interests exist, the protection of Itaú Unibanco’s and our other shareholders’ interests will depend on our directors duly exercising their fiduciary duties as members of our board of directors and abstaining from voting in cases of conflict of interest. c) To its controlled and associated companies Considering that we are a holding company, the risk factors that may influence the decision to invest in our securities essentially arise from the risks to which our subsidiaries and affiliates are exposed, as described in this item 4.1. d) Your managers We are subject to anticorruption and anti-money laundering laws and regulations, and any errors, failures, or delays in complying with these laws and regulations could result in administrative and judicial sanctions, and have an adverse effect on us. We are subject to Brazilian anticorruption and anti-money laundering legislation, as well as similar legislation in other countries where we have branches and operations, in addition to other anticorruption and anti-money laundering laws and regulatory regimes with a transnational scope. These laws require the adoption of procedures to mitigate the risk that any person acting on our behalf may offer an improper advantage to a public agent in order to obtain benefits of any kind, or may be involved in transferring the proceeds of criminal activities. Applicable transnational legislation, such as the U.S. Foreign Corrupt Practices Act, the U.S. Currency and Foreign Transactions Reporting Act of 1970 and the U.K. Bribery Act, as well as the applicable Brazilian legislation, mainly the Brazilian Anti-Corruption Law and the Brazilian Anti-Money Laundering Law, require us, among other things, to have policies and procedures aimed at preventing any illegal or improper activities related to anti-money laundering or corruption involving government entities and officials in order to secure any business advantage, and require us to maintain accurate books and a system of internal controls to ensure the accuracy of our books and prevent illegal activities. We have policies and procedures designed to comply with anticorruption and anti-money laundering legal and regulatory requirements. See “Item 4B. Business Overview—Supervision and Regulation” for further details. However, any errors, failures, or delays in complying with anticorruption and anti-money laundering laws and regulations, including unauthorized actions by our managers, officers, employees or third parties acting on our behalf in breach of our internal policies, could result in significant criminal, administrative and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions, as well as reputational harm. The perception or allegations that we, our employees, our affiliates or other persons or entities associated with us have engaged in any such improper conduct, even if unsubstantiated, may cause significant reputational harm and other adverse effects. e) To your suppliers Operational risk factor 140

There are factors that include events that are totally or partially beyond our control, such as power outages, interruption of telecommunications services, generalized system failures, as well as internal and external events that may affect third parties with whom we do business or that are essential to our activities (such as stock exchanges, clearing houses, financial intermediaries or service providers). Our supplier evaluation process may be insufficient to prevent the discontinuation in the supply of services and materials necessary for our situations that may affect the bank's image. The operational risks reported in letter “a” of this item are the same for this section. f) To your customers Credit Our historical loan losses may not be indicative of future loan losses and changes in our business may adversely affect the quality of our loan portfolio As of December 31, 2024, our loan portfolio without endorsements and guarantees was R$1,025.5 billion, compared to R$910.6 billion as of December 31, 2023. Our allowance for loan losses was R$49.0 billion, representing 4.8% of our total loan portfolio, as of December 31, 2024, compared to R$50.9 billion, representing 5.6% of our total loan portfolio, as of December 31, 2023. Our historical loan loss experience may not be indicative of our future loan losses. The quality of our loan portfolio is associated with the default risk of our clients and the sectors in which we operate. A default by or a significant downgrade in the credit ratings of a borrower or other counterparty, or a decline in the credit quality or value of any underlying collateral, exposes us to credit risk. Additionally, despite our target client strategy, various macroeconomic, geopolitical, market and other factors, among other things, can increase our credit risk and credit costs, particularly for vulnerable sectors or industries or countries. Changes in the Brazilian economic and political conditions, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and other related changes in countries in which we operate and in the international economic conditions, may also adversely affect the quality of our loan portfolio. Adverse changes affecting any large clients or the sectors to which we have significant lending exposure may have a material adverse impact on our business and our results of operations. For example, historically, when Brazilian banks increased their loan portfolio to consumers, particularly in the retail sector, there was increased demand for credit card financing, which has been followed by a significant rise in the level of consumer indebtedness, leading to high nonperforming loan rates. Our results of operations and financial condition depend on our ability to evaluate losses associated with the risks to which we are exposed. We recognize an allowance for loan losses based on our current assessment and expectations regarding various factors that affect the quality of our loan portfolio. We cannot guarantee that our assessment will result in fully sufficient provisions for the risks we are exposed to. In addition, our provisioning models depend on the veracity of the financial information available from the companies we grant loans to. Accordingly, any fraud or misstatement in this information may lead us to misrecord provisions or to not make provisions when we should have made them. If we are unable to control or reduce the level of non-performing or low-quality loans, we may be adversely affected. g) Economic sectors in which the issuer operates 141

Macroeconomic and Geopolitical Risks Changes in macroeconomic and geopolitical conditions may adversely affect us. Our operations are affected by changes in macroeconomic and geopolitical conditions globally, especially in Brazil and in other countries where we have operations. In Brazil, the demand for credit and financial services, as well as our clients’ ability to make payments when due, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment, inflation, and fluctuations in interest and foreign exchange rates. Brazilian GDP increased by 3.0% in 2022, 3.2% in 2023, and 3.4% in 2024. We expect a slowdown in GDP growth in 2025, which should be impacted by higher interest rates. In addition, the seasonally adjusted unemployment rate has decreased throughout 2024 and reached 6.6% at the end of the year (compared to 7.9% in 2023 and 8.4% in 2022). These two indicators have a direct impact on the purchasing power of the Brazilian population and, consequently, on their ability to meet their financial and contractual obligations. In the global scenario, the conflict between Russia and Ukraine and tensions between Russia and the U.S., the North Atlantic Treaty Organization (“NATO”), the European Union and the United Kingdom (“U.K.”) have resulted in the imposition of several financial and economic sanctions, as well as export controls against certain Russian organizations and/or individuals. The conflict and related developments could have further impacts on regional and global financial markets and economic conditions, which in turn could cause restrictions on our and our clients’ ability to enter into transactions with counterparties in Russia, higher volatility in foreign currency exchange rates, among other negative results. Escalation of other geopolitically challenging situations in the Middle East, as well as the disputes between China and the U.S. could lead to constraints in commodity supply, causing a widespread rise in energy and food prices. The imposition of import tariffs by the United States can have a twofold impact on the economy. On one hand, tariffs on foreign goods such as steel, aluminum, and automobiles lead to higher input costs for U.S. producers and raise prices for consumers, thereby contributing to upward pressure on inflation. On the other hand, increased production costs and reduced consumer purchasing power can dampen business investment and household spending, ultimately slowing economic growth. Additionally, retaliatory tariffs from trade partners may hurt U.S. exports, further weighing on manufacturing activity and overall performance. Globally, trade tensions and protectionist measures can disrupt supply chains, reduce cross-border investment, and lower demand for goods and services, leading to a broad-based slowdown in global economic activity. Any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation and foreign exchange rates, may adversely impact us. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of the population in Brazil and in other countries where we have operations. In addition, such events may significantly impair our clients’ ability to perform their obligations and increase overdue or non- performing loans, resulting in an increase in the risk associated with our lending activity. All these events could cause a material adverse effect on our business, results of operations and financial condition. Developments and the perception of risk of other countries may adversely affect the Brazilian economy and the market price of Brazilian securities. 142

Foreign economic and market conditions, including the U.S., the European Union and emerging market countries, may affect the market value of securities of Brazilian issuers, such as us. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to foreign developments may have a material adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world, which may negatively affect the availability of credit in Brazil and foreign investment in Brazil. Crises in the European Union, the U.S. and emerging market countries may diminish investor interest in securities of Brazilian issuers, including securities issued by us. This could materially and adversely affect the market price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all. Banks located in countries considered to be emerging markets, such as us, may be particularly susceptible to disruptions and reductions in the availability of credit or increases in financing costs, which could have a material adverse impact on our financial condition. In addition, the availability of credit to entities that operate within emerging markets is significantly influenced by levels of investor confidence in such markets as a whole and any factor that impacts market confidence (for example, a decrease in credit ratings or state or central bank intervention in one market) could materially and adversely affect the price or availability of funding for entities within any of these markets. The Brazilian Government has exercised, and continues to exercise, influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may adversely affect us. The Brazilian Government from time to time intervenes in the Brazilian economy and makes changes in policies and regulations. The Brazilian Government’s actions have involved, in the past, among other measures, changes in interest rates, tax policies, price controls, monetary policies, restrictions on selected imports, and foreign exchange policies. We have no control over and cannot foresee the measures and policies that may be adopted in the future. Our business, financial condition, and results of operations may be materially and adversely affected by changes in policies or regulations involving or affecting factors, such as: • fluctuations in exchange rates and interest rates; • inflation; • social and political instability; • expansion or contraction of the Brazilian economy, as measured by GDP growth rates; • interest rates; • reserve and capital requirements; • liquidity of capital, financial and credit markets; • general economic growth, inflation and currency fluctuations; • tax and regulatory policies; • restrictions on remittances abroad and other exchange controls; • increase in unemployment rates, decreases in wage and income levels; 143

• increase in frequency and severity of weather related shocks to the economy; • other factors that influence our customers’ ability to meet their obligations with us; and • other political, diplomatic, social and economic developments within and outside Brazil that affect the country. Uncertainty over whether the Brazilian Government will implement changes in policies or regulations affecting these and other factors in the future may contribute to heightened volatility in the Brazilian securities markets and in the securities of Brazilian issuers, which in turn may have a material adverse effect on us and, as a consequence, on the market price of our securities. Inflation and fluctuation in interest rates could have a material adverse effect on our business, financial condition and results of operations. Inflation and interest rate volatility have in the past caused material adverse effects in the Brazilian economy. Sudden increases in prices and long periods of high inflation may cause, among other effects, loss of purchasing power and distortions in the allocation of resources in the economy. Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Central Bank to limit inflation have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços–Mercado), or IGP-M index, recorded inflation of 6.5% in 2024, deflation of 3.2% in 2023 and inflation of 5.5% in 2022. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA index, recorded inflation of 4.8% in 2024, 4.6% in 2023 and 5.8% in 2022. Measures to combat high inflation rates include a tightening of monetary policies, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity. In Brazil, the Central Bank’s Monetary Policy Committee (“COPOM”), is responsible for setting the Brazilian official interest rate (“SELIC”). COPOM frequently adjusts the official base interest rates in response to economic uncertainty to meet the economic goals established by the Brazilian Government – specifically, a numerical inflation target, currently set at 3,0% per year. After reaching a historical low of 2.0% in August 2020, the COPOM began gradually increasing interest rates in March 2021, until it reached 13.75% in August 2022. In August 2023, the COPOM started to ease the interest rate cycle, reducing the SELIC rate by 50 basis points, to 13.25%. At subsequent meetings, it maintained the pace of reduction, bringing the SELIC rate to 11.75% in December 2023 and 10.75% in March 2024. In May 2024, the Selic rate was reduced to 10.50% and remained at this level until August of the same year. In September 2024, COPOM started increasing the SELIC rate, and, as a result, it reached 12.25% in December 2024. On January 29, 2025, and March 19, 2025, the SELIC rate was raised to 13.25% and 14.25%, respectively. In April 2026, the SELIC rate was reduced to 14,50%. The rise in inflation across several developed economies has led monetary authorities to reverse the strongly stimulative policies implemented during the COVID-19 pandemic. The U.S. Federal Reserve (“Fed”) increased interest rates from 0.13% in 2021 to 4.4% in 2022 and to 5.4% in 2023. The monetary shock, combined with the resolution of supply bottlenecks and the fall in commodity prices in 2023, contributed to lower inflation rates for both goods and services. In 2024, the Fed began easing interest, reducing the rate to 4.4%. Globally, inflation reached record highs in 2021 and 2022 before gradually declining. In the U.S., consumer inflation measured by the Consumer Price Index, or CPI, reached 6.4% in 2022, 3.3% in 2023 and 2.9% in 2024. In Europe, consumer inflation measured by the Harmonised Index of Consumer Prices, or HICP, reached 9.2% in 2022, 2.9% in 2023 and 2.4% in 2024. 144

The imposition of import tariffs by the U.S. administration could disrupt global supply chains, increase production costs, and contribute to higher consumer prices worldwide. These measures may trigger retaliatory tariffs, further exacerbating trade uncertainties and inflationary pressures across multiple economies, including Brazil. Significant changes in inflation and interest rates may have a material effect on our net margins, since they impact our costs of funding and granting credit. In addition, increases in interest rates could reduce demand for credit and increase the costs of our reserves and the risk of default by our clients. Conversely, decreases in interest rates could reduce our gains from interest-bearing assets, as well as our net margins. Political instability in Brazil may adversely affect us. The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and heightening volatility of securities issued by Brazilian companies, including the trading price of our shares and ADSs. Brazilian markets have experienced heightened volatility due to uncertainties from investigations related to allegations of money laundering, corruption and misconduct by government officials and legal entities and individuals from the private sector carried out by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor. Uncertainties derived by these events have adversely affected the Brazilian economy and political environment. We have no control over and cannot predict developments in these investigations nor whether future investigations or allegations will result in further political and economic instability, which could adversely affect the trading price of securities issued by Brazilian companies, including ours. In October 2022, Brazil held elections for President, senators, federal legislators, state governors, state legislators and former President Luiz Inácio Lula da Silva was elected, representing distinctly opposing political ideologies as compared to those of the previous president Jair Bolsonaro. Political bipolarization between the left and right wings tends to enhance political instability, which could adversely affect the economy and therefore us. The Brazilian Government has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. We cannot predict which policies will be adopted or whether changes in current policies will have an adverse effect on us or the Brazilian economy. In August 2023, a new fiscal framework was approved by the Brazilian Congress. The approval and implementation of measures to rebuild government revenues has been key for the success of the fiscal framework. The Brazilian Government reached the lower limit of the primary result target in 2024, after deducting expenses from the actual result. Additionally, meeting the target was highly dependent on the high volume of extraordinary revenues throughout the year. Uncertainty regarding political developments and the policies the Brazilian Government may adopt or alter, as well as the government’s willingness to limit expenses, may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. These uncertainties may heighten the volatility of the Brazilian securities market, including in relation to our shares and ADSs. Ultimately, the Brazilian Government has the power to impose policies and issue governmental acts regarding the Brazilian economy that may affect our operations and financial performance. We cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) 145 that the government will implement, or the effect that any such policy changes or reforms (or reversals thereof) may have on our business and the Brazilian economy. In addition, the uncertainties regarding the Brazilian Government’s ability to implement changes related to monetary, fiscal and social security policies could adversely affect our operations. These uncertainties and any new measures that may be implemented may increase the volatility of the Brazilian securities market. Any of the above factors may create additional political uncertainty, which could have a material impact on the Brazilian economy and on our business, financial condition and results of operations. Exchange rate instability may adversely affect the Brazilian economy and, as a result, us. The real has suffered significant depreciations and appreciations in relation to the U.S. dollar and other strong foreign currencies in the last four decades. During this period, the Brazilian Government implemented several economic plans and exchange rate policies, including sudden devaluations, periodic mini- devaluations, exchange controls, dual exchange rate markets and a floating exchange rate system. In 2022, the real appreciated by 6.5% against the U.S. dollar and on December 31, 2022, the real/ U.S. dollar selling exchange rate was R$5.2177 per US$1.00. In 2023, the real appreciated against the U.S. dollar, with the exchange rate reaching R$4.8413 per US$1.00. As of December 31, 2024, the real depreciated by 27.9% against the U.S. dollar, with the exchange rate reaching R$6.1923 per US$1.00. We cannot assure that the real will not significantly appreciate or depreciate in relation to the U.S. dollar or other major currencies and we have no control over and cannot predict the Brazilian foreign exchange policy. Depreciation of the real may create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the overall Brazilian economy and, consequently, us, due to decreased consumption and increased costs. Any downgrade of Brazil’s credit rating may adversely affect us. Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba1 with positive outlook and BB with stable outlook by S&P, Moody’s and Fitch, respectively, which is below investment grade. Any downgrading in Brazil’s sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating. Communicable Diseases. The outbreak of communicable diseases around the world has led and may continue to lead to higher volatility in the global capital markets, adversely affecting the trading price of our shares. The COVID-19 pandemic and governmental responses thereto had a severe impact on global and Brazilian macro-economic and financial conditions, including the disruption of supply chains and the closures or interruptions of many businesses, leading to losses of revenues, increased unemployment and economic stagnation and contraction. The COVID-19 pandemic also resulted in 146 materially increased volatility in both Brazilian and international financial markets and economic indicators, including exchange rates, interest rates and credit spreads. In Brazil, the stock market experienced automatic suspensions, known as “circuit-breakers,” as a result of significant volatility in stock trading caused by investors’ reactions to the uncertainty related to the COVID-19 pandemic in the global economy and the recessionary effect on the Brazilian economy. Measures that may be taken by governmental authorities worldwide, including in Brazil, to stabilize markets and support economic growth in the case of an outbreak of an epidemic or pandemic may not be sufficient to control volatility or to prevent serious and prolonged reductions in economic activity. These measures may have adverse macroeconomic effects and negatively influence the behavior of the consumer market and the population in general. The effects of an outbreak of an epidemic or pandemic on our business will depend on, among other factors, the ultimate geographic spread of the disease, the duration of the outbreak and the extent and overall economic effects of the governmental response to it. In addition, the effects of the outbreak may exacerbate of the other risk factors disclosed in this section of this annual report, including potential effects on the price and performance of our shares. h) The regulation of the sectors in which the issuer operates Regulatory, Compliance and Legal We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis. We, through our subsidiaries, operate in several sectors related to the provision of credit and financial services. For purposes of regulation and supervision, the Central Bank deems Itaú Unibanco, its subsidiaries and affiliates to be a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Central Bank in, the affairs of any of our subsidiaries and affiliates could have a material adverse impact on our other subsidiaries and affiliates and ultimately on us. If we or any of our financial subsidiaries become insolvent, the Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have direct claims on our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. Conversely, if the Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. In addition, the Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process, which may adversely affect us. Changes in applicable law or regulations may have a material adverse effect on our business. Brazilian banks, including us, are subject to extensive and continuous regulations and regulatory supervision by the Brazilian Government, principally by the Central Bank. Changes in the law or 147 regulations applicable to financial institutions in Brazil may adversely affect our operations, especially regulations imposing: • minimum capital requirements and Basel III operational risk; • reserve and compulsory deposit requirements; • insurance regulations; • restrictions on credit card and payroll loans activities, among other products and services offered by us; • minimum levels for federal housing and rural sector lending; • funding restrictions; • lending limits, earmarked lending and other credit restrictions; • limits on investments in property, plant and equipment; • environmental, social, and corporate governance requirements; • restrictions on remittances abroad and other exchange controls; • limitations on charging of commissions and fees by financial institutions for services to retail clients and the amount of interest financial institutions can charge; • accounting and statistical requirements; and • other requirements or limitations in the context of a global financial crisis. The regulatory framework governing Brazilian financial institutions, including banks, broker-dealers and leasing companies, and Brazilian insurance companies is continuously evolving. Disruptions and volatility in the global financial markets resulting in liquidity problems at major international financial institutions could lead the Brazilian Government to change laws and regulations applicable to Brazilian financial institutions based on international developments. Any such changes or new laws and regulations could adversely affect us. We also have operations outside of Brazil, including, but not limited to, Bahamas, The Cayman Islands, Chile, Colombia, Paraguay, Portugal, Switzerland, the United Kingdom, the U.S. and Uruguay. Changes in the laws or regulations applicable to our business in the countries where we operate, or the adoption of new laws, and related regulations, may have an adverse effect on us. Increases in compulsory deposit requirements may have a material adverse effect on us. The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. The Central Bank may increase the reserve and compulsory deposits requirements or impose new requirements. Increases in reserve and compulsory deposit requirements reduce our liquidity to make loans and other investments and, as a result, may have a material adverse effect on business, financial condition and results of our operations. Any changes in tax law, tax reforms or review of the tax treatment of our activities may adversely affect us. The Brazilian Government regularly amends tax laws and regulations, that may create new taxes, modify tax rates and change the calculation basis, taking into account that some of the changes may be applicable solely to the banking industry. The effects of these possible changes and any 148 other changes that may result from the enactment of tax reforms or changes in the tax policy cannot be quantified and there can be no assurance that any of these amendments will not have an adverse effect upon our business. Furthermore, some of these amendments, if issued, may lead to a possible increase, directly or indirectly, in our tax burden, which may adversely affect our business and operating results. On December 20, 2023, the Tax Reform was approved and converted into Constitutional Amendment No. 132, effective as of December 21, 2023, and the new taxes to be implemented as from 2026 (as a testing period). Although, the new taxes have already been partially regulated under Complementary Law No. 214/2025 and Complementary Law No. 227/2026, several points are still pending to be regulated, therefore, we cannot assess the ultimate impact of the Tax Reform, the implementing legislation and regulations thereunder, or the effect that such changes may have on our business, financial condition or results of operations. For further information on the tax regulatory framework, see “Item 4B. Business Overview––Taxes on our operations — Brazil’s consumption Tax Reform is issued.” We note that the taxation of dividend distributions to Brazilian legal entities and the possible elimination of the deductibility of interest on capital remain subject to potential legislative and regulatory changes, although we cannot affirm whether the Brazilian Government will implement or not a further tax reform or other chances to applicable laws and regulations. In addition, certain tax laws and regulations may be subject to controversial interpretations. As part of our ordinary course of business, we are subject to inspections by federal, municipal, and state tax authorities. If the tax authorities or courts interpret the tax laws inconsistently with our interpretation, we may be adversely affected, including the payment in full of taxes due, plus charges and penalties, which could adversely affect our results of operations. Our insurance operations are subject to oversight by regulatory agencies and we may be negatively affected by penalties imposed by them. We offer certain insurance products, including but not limited to health, life and car insurance. Insurance companies are subject to regulation and supervision from the SUSEP, including the possibility of intervention and/or liquidation in case of insufficient resources, technical reserves, or poor economic condition. In addition, insurance companies are subject to pecuniary penalties, warnings, suspension of authorization of activities and disqualification from engaging in business activities. As we provide health insurance products, we are also subject to the regulations of the ANS. Health insurance companies facing financial distress or carrying out activities irregularly may be subject to penalties by ANS that range from warnings to the cancellation of the company’s authorization to operate and sale of its portfolio. In addition, ANS may also impose fiscal or technical direction regime or extrajudicial liquidation. Any changes in regulations imposed and penalties applied by SUSEP and ANS may adversely affect our insurance operations. We are subject to financial and reputational risks arising from legal and regulatory proceedings. As part of the ordinary course of our business, we face the risk of losses arising from legal and regulatory proceedings, including but not limited to civil, labor and tax proceedings, that could subject us to inspections, monetary judgments, regulatory enforcement actions, compensation for damages, fines and penalties. We cannot predict the outcome of pending proceedings, or the potential loss, fines and penalties related to each pending matter. Accordingly, lawsuits and regulatory enforcement actions have resulted and will likely continue to result in judgments, settlement orders, penalties and fines that could have a material adverse effect on us. We are a defendant in lawsuits for the collection of understated inflation adjustment for savings resulting from the economic plans implemented in the 1980s and 1990s by the Brazilian Federal 149

Government as a measure to combat inflation. For further information on risks arising from Government Monetary Stabilization Plans, see “Item 8A. Civil Litigation.” We have already provisioned for the potential effects arising from the adherence to the agreement and the STF’s judgment. In addition, we record reserves for probable losses that can be reasonably estimated or as otherwise required by Brazilian law. In case we are required to pay amounts for which we have no provisions, or that are higher than the provisions we made, we may be materially adversely affected. Risk Factors for ADS Holders Holders of our shares and ADSs may not receive any dividends According to our bylaws, we are required to pay our shareholders at least 25% of our annual adjusted net income calculated in accordance with BRGAAP, which may differ significantly from our net income calculated under IFRS Accounting Standards as issued by the IASB. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed by Brazilian Corporate Law. In addition, Brazilian Corporate Law allows us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distribution would be incompatible with our financial condition. For further information, see “Note 19 – Stockholders’ Equity” to our consolidated financial statements. For further details about CMN’s capital requirements and dividends and interest on capital, see “Note 2(c) Accounting Policies, Critical Estimates and Material Judgments – XVII – Capital Compensation” and “Note 19 – Stockholders’ Equity” to our consolidated financial statements. The preferred shares underlying our ADSs do not have voting rights, except in specific circumstances. Pursuant to our bylaws, the holders of preferred shares and therefore of our ADSs are not entitled to vote in our general stockholders’ meetings, except in specific circumstances. Even in such circumstances, ADS holders may be subject to practical restrictions on their ability to exercise their voting rights due to additional operational steps involved in communicating with these stockholders, as mentioned below. According to the provisions of the ADSs deposit agreement, in the event of a general stockholders’ meeting, we will provide notice to the depositary bank, which will, to the extent practicable, send such notice to ADS holders and instructions on how such holders can participate in such general stockholders’ meeting, and ADS holders should instruct the depositary bank on how to vote in order to exercise their voting rights. This additional step of instructing the ADS depositary bank may make the process for exercising voting rights longer for ADS holders. Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares We may not be able to offer the U.S. holders of our ADSs preemptive rights granted to holders of our preferred shares in the event of an increase of our share capital by issuing preferred shares unless a registration statement relating to such preemptive rights and our preferred shares is effective or an exemption from such registration requirements of the Securities Act is available. As we are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, we cannot assure that preemptive rights will be offered to you. In the event such 150 registration statement is not filed (or in case filed, not declared effective) or if the exemption from registration is not available, the U.S. holders of our ADSs may not receive any value from the granting of such preemptive rights and have their interests in us diluted. The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages. While ADS holders are entitled to receive dividends and other distributions with respect to the preferred shares underlying the ADSs converted into foreign currency and remitted abroad by the depositary bank, legislative changes in Brazil have affected the applicable rules and procedures governing such conversions and remittances. Foreign Direct Investments subject to Law No. 14,286/21 must be registered with the Central Bank through an electronic certificate of foreign capital registration, the SCE-IED. Therefore, if an ADS holder surrenders the ADSs and, consequently, receives preferred shares underlying the ADSs, we will have to report this investment in the preferred shares. This report is governed by Central Bank Resolution No. 278 and applies to any foreign direct investment in our preferred shares underlying the ADSs that exceeds U.S.$100,000 and must be carried out by us in up to 30 days as of the receipt of the preferred shares underlying the ADSs by the foreign investor. Our failure to do so may impact the ability of holders not residing in Brazil to dispose of their preferred shares or receive dividends. The tax treatment for the remittance of distributions on, and the proceeds from any sale of, our preferred shares may be less favorable in case a holder of preferred shares classifies his/her investment as SCE-IED instead of a portfolio investment that meets the requirements of applicability for the more favorable regime. In addition, if a holder of preferred shares attempts to obtain a report under the SCE - IED, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to our preferred shares or the return of capital on a timely manner. The holders of ADSs have rights that differ from those of stockholders of companies organized under the laws of the U.S. or other countries Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may have legal principles that differ from those that would apply if we were incorporated in the U.S. or in another country. Under Brazilian Corporate Law, the holders of ADSs and the holders of our preferred shares may have different rights with respect to the protection of investor interests, including remedies available to investors in relation to any actions taken by our board of directors or the holders of our common shares, which may be different from what is provided in U.S. law or the law of another country. i) Foreign countries where the issuer operates Risk factors related to foreign countries that may influence a decision to invest in our securities are described in items (a), (g) and (h) of this item 4.1. j) To social issues k) environmental issues Social and Environmental Risk We may incur financial and reputational losses as result of environmental and social risks 151

We, as a financial institution, are subject to environmental and social risks, which may potentially affect our operations, our business activities and the revenues of our clients, especially in case of serious social and/or environmental incidents which may result in regulatory penalties or sanctions. Brazilian law provides that we can be indirectly liable (jointly or severally) for providing financial support to a project or company that causes environmental damage or, for example, is found to have engaged in activities that violate human rights (such as child labor, prostitution and modern slavery), which could also expose us to further reputational risks. In addition, we may not only face increased compliance costs due to new regulatory initiatives related to ESG, but we can also face limitations to our ability to pursue certain business opportunities. In this respect, the Central Bank determines that banks must add social, environmental and climate aspects within the scope of an integrated risk management framework, pursuant to CMN Resolution No 4,557/17 as amended. Accordingly, we are required to identify, measure, evaluate, monitor, control, and mitigate social, environmental and climate risks that could represent potential losses to us, both financially and non-financially. Additionally, pursuant to CVM Resolution No. 193/23 and CMN Resolution No. 5,185/2024, we are required to prepare and publicly disclose a sustainability-related financial report in accordance with IFRS S1 and IFRS S2, with such requirements becoming effective as from fiscal year 2026. The preparation to implement these requirements has begun and is expected to increase our legal, accounting and compliance costs and require significant management time and resources. Moreover, any failure to comply with these requirements, or any deficiencies or inaccuracies in such disclosures, could subject us to regulatory scrutiny, adversely affecting investor confidence and exposing us to reputational harm. l) climate issues, including physical and transition risks Climate risk Climate change may have adverse effects on our business and financial condition Climate change related risks have gained increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from physical and transition climate risks, as well as climate-related lawsuits. Physical climate risks are those that arise from changes in climate and weather that can impact the economy. These risks can be chronic, such as the rise in global average temperatures leading to increases in sea levels, or acute climate risks, such as extreme weather events, including, but not limited to floods, wildfires and hurricanes. Such disasters could adversely affect our clients’ businesses as well as our own operations. We also face the risk of losses incurred because of physical damage to our branches, agencies, digital infrastructure and any potential business interruption caused by these events. Physical risks could further cause market volatility and negatively affect the liquidity and credit worthiness, leading to higher nonperformance loans, write-offs, and impairment charges in our portfolios. Extreme climate events can weaken the ability of individuals and businesses in impacted areas to meet their financial obligations, resulting in higher default rates. Moreover, these disruptions may constrain the supply of goods and services, influencing inflation and, in turn, interest rates, which can further dampen economic activity. Collectively, these factors may negatively affect our results. On the other hand, transition risks are those that arise from the transition to a low-carbon economy. We expect the market to face significant and rapid developments in terms of stakeholder expectations, new technologies, policymaking, as well as legal and regulatory demands capable of impacting our lending activities and the value of our financial assets. Further, we expect greater scrutiny of the business we conduct and the customers we transact with. As a result of practices 152 and decisions related to climate change, our reputation and client relationships may be damaged, which may impact the demand for our products resulting in impairment changes. Another potential risk arises from climate-related litigation, which is compelling governments and corporate actors to pursue action or better practices to adapt to changes in order to mitigate the impacts resulting from loss and damage due to climate change. As a financial institution, we are not only exposed to the risk of being sued in a climate-related lawsuit, but also be indirectly affected through our credit portfolio. Clients can be directly or indirectly held legally liable for a climate-related event or impact, which may result in associated repair costs, potential impact on the value of our client’s business, and even resulting in difficulty to recover after paying for damages. Litigation can also cause stranded assets mainly in the carbon-intensive industries, due to unanticipated, premature write-downs or devaluations caused by climate change. Effects from both physical and transitional climate risks may also represent losses for our clients, affecting companies’ profitability as well as their ability to fulfill their obligations. Further, possible carbon pricing can affect companies’ costs and compromise their ability to generate cash flows. This could generate a wider deterioration of our clients’ creditworthiness, generating a greater credit loss. If we do not map the risks associated with climate change into our traditional risk framework, we could face a material adverse impact on our business growth rates, competitiveness, profitability, capital requirements, cost of funding, and financial condition. The SEC has adopted climate-related disclosure rules that are currently stayed and subject to ongoing litigation and potential reconsideration. Although the SEC has withdrawn its defense of the rules in pending litigation, the ultimate scope, timing and applicability of these requirements remain uncertain. If implemented in their current or modified form, compliance could increase our costs and divert management resources, and may expose us to regulatory or litigation risk. m) other issues not included in the previous items Not applicable, since there are no questions not included in the previous items. 153

4.2 State the key five (5) risk factors, among those listed in item 4.1, regardless of the category in which they are inserted. Among the risk factors listed in 4.1, we highlight the key ones as follows: Credit and Market Risk Credit risk is the risk of loss arising from changes in the creditworthiness of borrowers, issuers, and counterparties. We are exposed to credit risk in circumstances where (i) a borrower, issuer, or counterparty fails to meet its contractual financial obligations, and/or (ii) the value of a financial instrument is adversely affected by credit spread widening, credit migration, credit rating downgrades, or default events. Credit risk may result in, among other effects: (i) losses from non- performance of contractual obligations; (ii) reductions in the fair value of credit exposures due to deterioration in credit quality; (iii) lower profitability or income due to increased credit costs and risk premium; and (iv) concessions granted in restructuring or renegotiation processes, as well as costs associated with collection and recovery activities. Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices. Operational, Cybersecurity and Reputational Risk Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational goals. It includes legal risk associated with inadequacy or deficiency in agreements to which we are a party, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us. We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources. Liquidity Risk Liquidity risk is defined as the likelihood that a financial institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guaranteed commitments, without affecting its daily operations or incurring significant losses. Regulatory or Compliance Risk We consider regulatory or compliance risk as the risk of sanctions, financial losses or reputational damage resulting from non-compliance with: legal and regulatory requirements, failure to comply with local and international market standards, commitments to regulators, public commitments, self-regulatory codes and codes of conduct to which Itaú Unibanco subscribes. Social and Environmental Risk Management We understand social, environmental and climate risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. 154

We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. 155

4.3 Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to foreign exchange risks and interest rates. a. Our definition of market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices. b. Our governance for market risk Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: • Political, economic and market conditions; • The profile of our portfolio; and • Capacity to act in specific markets. The key principles underlying our market risk management strategy are as follows: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure into minimum risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the board of directors guidelines, which are reviewed and approved by our board of directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on guidance of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. c. Our procedures and metrics for market risk 156

In an attempt to fit the transactions into the defined limits, we hedge transactions with clients and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, which can be characterized as either accounting or economic hedge, both of which are governed by our institutional regulations. Our market risk framework categorizes transactions as “Trading Book” or “Banking Book,” in accordance with general criteria established by specific regulation. Our Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Our Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, and intended to be either held to maturity, or sold in the medium or long term. Market risk management is based on the following key metrics: • Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, taking into account a defined holding period and confidence interval; • Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market; • Stop Loss / Max Drawdown: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels; • Concentration: cumulative exposure of certain financial instruments or risk factors calculated at market value (mark to market); and • Stressed VaR: a statistical metric derived from VaR calculation, aimed at capturing the most significant risk in simulations of the current portfolio, taking into account the observable returns in historical scenarios of extreme volatility. In addition to the risk metrics described above, we also analyze sensitivity and loss control measures. They include: • Gap Analysis: accumulated exposure of cash flows by risk factor, which are marked-to-market and positioned by settlement dates; • Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a one basis point change is applied to current interest rates or on the index rates; and • Sensitivities to Various Risk Factors (Greek): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time. For further information on market risk see “Note 32 – Risk and Capital Management” to our audited consolidated financial statements. VaR – Consolidated Itaú Unibanco Holding Our consolidated VaR is calculated through the historical simulation. The assumption underlying historical simulation is that the expected distribution for the possible gains and losses (P&L) for a portfolio over a desired time horizon can be estimated based on the historical behavior of the returns of the market risk factors to which this portfolio is exposed. For the VaR calculation of non- linear instruments, we carry out a full re-pricing (full valuation), without any potential simplifications in the calculation. 157

The VaR is calculated with a confidence interval of 99%, a historical period of four years (1,000 working days) and a holding period that varies in accordance with the portfolio’s market liquidity, considering a minimum horizon of ten working days. Also, under a conservative approach, the VaR is calculated on a daily basis with and without volatility weighting, with the final VaR being the most restrictive value between the two methodologies. We calculate VaR for the regulatory portfolio (exposure of the trading portfolio and exposure to foreign currency and commodities of the banking portfolio) according to internal models approved by the Central Bank. The Consolidated Total VaR table provides an analysis of our portfolio exposure to market risk. Consolidate d VaR (Historical Simulation approach) (1) Average Minimum Maximu m December 31, 2025 Average Minimum Maximu m December 31, 2024 (In millions of R$) Group of Risk Factor Interest rate 1,303 1,028 1,974 1,376 1,179 988 2,120 2,009 Currencies 40 22 97 51 36 18 64 50 Equities 45 36 89 46 51 35 86 46 Commoditie s 30 10 67 40 17 8 41 19 Diversificatio n effect (2) — — — (385) — — — (381) Total 1,085 777 1,744 1,128 939 756 1,902 1,743 i) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. ii) Reduction of risk due to the combination of all risk factors. As of December 31, 2025, our average global VaR (Historical Simulation) was R$1,085 million, or 0.5% of our consolidated stockholders’ equity as of December 31, 2025, compared to our average global VaR (historical simulation) of R$939 million as of December 31, 2024 or 0.4% of our consolidated stockholders’ equity as of December 31, 2024. VaR – Trading Book 158

The table below presents risks arising from all positions with the intention of trading, following the criteria defined above for our Trading Book. Our total average Trading Book VaR was R$122.1 million as of December 31, 2025, compared to R$71.4 million as of December 31, 2024. Trading Book VaR (1) Average Minimum Maximu m December 31, 2025 Average Minimum Maximu m December 31, 2024 (In millions of R$) Group of Risk Factor Interest rate 111.6 75.6 195.0 127.0 70.0 22.8 276.4 118.4 Currencies 52.9 36.6 117.8 55.0 29.8 2.4 122.4 52.7 Equities 41.4 30.7 86.4 33.1 49.8 33.6 107.1 47.4 Commoditie s 32.2 10.4 104.6 40.0 18.0 3.0 57.3 15.4 Diversificati on effect (2) (139.8) (129.3) Total 122.1 92.2 176.0 115.3 71.4 46.1 131.3 104.5 i) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date. ii) Reduction of risk due to the combination of all risk factors. Backtesting The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetical and effective daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level considering a period of 250 business days. Confidence levels of 97.5% and 95%, and periods of 500 and 750 business days are also considered. The backtesting analysis presented below considers the ranges suggested by the BCBS. The ranges are divided into: • Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models; • Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need to review the model; and; • Red (10 or more exceptions): demonstrates the need for improvement action. According to Central Bank Circular No. 3,646, hypothetical testing consists of applying market price variations for a specific day to the portfolio balance at the end of the preceding business day. The effective test is the variation in the portfolio value up to the end of the day, including intraday transactions and excluding amounts not related to market price variations, such as fees, brokerage fees and commissions. The actual and hypothetical P&L had no exceptions over the preceding 250 business days ended December 31, 2025. We conduct daily backtesting on the VaR results used for regulatory capital calculations as well as the VaR results by trading units and risk factors. These results are reported to senior market risk management. Senior management regularly reviews and evaluates the results of these tests. 159

Sensitivity Analysis (Trading and Banking Portfolios) We conduct sensitivity analysis for market risk factors considered important. The highest resulting losses are presented below, with impact on result, by risk factor, in each such scenario and are calculated net of tax effects, providing a view of our exposure under different circumstances. The sensitivity analysis of the trading portfolio and banking portfolio presented here are based on a static assessment of the portfolio exposure. Therefore, such analyses do not consider the dynamic response capacity of management (e.g., treasury and market risk control unit) to initiate mitigating measures, whenever a situation of high loss or risk is identified, minimizing the possibility of significant losses. In addition, the analysis is intended to assess risk exposure and the respective protective actions, taking into account the fair value of financial instruments, regardless of whether or not financial instruments are accounted for on an accrual basis. Exposures Trading Portfolio (1) Trading and Banking Portfolios (1) December 31, 2025 December 31, 2025 Risk Factors Risk of variations in: Scenario I Scenario II Scenario III Scenario I Scenario II Scenario III (In millions of R$) Interest Rate Fixed Income Interest Rates in reais (0.9) (238.0) (433.8) (16.6) (5,103.1) (9,717.4) Foreign Exchange Linked Foreign Exchange Linked Interest Rates (0.2) (62.5) (123.7) (2.7) (498.1) (969.5) Foreign Exchange Rates Prices of Foreign Currencies (6.0) (243.4) (367.2) 0.3 (326.0) (648.7) Price Index Linked Interest of Inflation coupon (0.2) (32.1) (71.6) (3.9) (536.5) (1,030.4) TR TR Linked Interest Rates - - - (0.3) (103.0) (220.5) Equities Prices of Equities 0.3 187.1 284.4 3.8 95.1 89.5 Other Exposures that do not fall under the definitions above 0.3 (9.6) 18.3 0.2 (12.0) 15.1 Total (6.7) (398.5) (693.6) (19.2) (6,483.6) (12,481.9) 1) Amounts net of tax effects. • Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indexes and one percentage point to currency and equity prices; • Scenario II: Shocks of 25% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor; and • Scenario III: Shocks of 50% in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor. Interest Rate Sensitivity 160

Interest rate sensitivity is the relationship between market interest rates and net interest income arising from the maturity or the renegotiation of prices of interest-bearing assets and liabilities. Our strategy for interest rate sensitivity considers the return rates, the underlying risk level and the liquidity requirements, including our minimum regulatory cash reserves, mandatory liquidity ratios, withdrawals and maturity of deposits, capital costs and additional demand for funds. The pricing structure is matched when equal amounts of these assets or liabilities mature are renegotiated. Any mismatch of interest-bearing assets and liabilities is known as a gap position. The interest rate sensitivity may vary in the renegotiation periods presented due to the different renegotiation dates within the period. Also, variations among the different currencies in which the interest rate positions are denominated may arise. These relationships are material for a particular date, and significant fluctuations may occur on a daily basis as a result of both market forces and management decisions. Our CSRML analyzes Itaú Unibanco Group’s gap position on a monthly basis and establishes limits for market risk exposure, interest rate positions and foreign currency positions. For further information on the position of our interest-bearing assets and liabilities as of December 31, 2025 see “Note 32(b) Risk Management – II – Market Risk” of our audited consolidated financial statements. This note provides a snapshot view, and accordingly, does not reflect the interest rate gaps that may exist at other times, due to changing asset and liability positions, and management’s actions to manage risk in these changing positions. IRRBB – Interest Rate Risk in the Banking Book The Central Bank’s Circular No. 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book. IRRBB is based on the following key metrics: • ΔEVE (Delta Economic Value of Equity): is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario; • ΔNII (Delta Net Interest Income): is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario. The sensibility analysis is a static evaluation of the portfolio interest rate exposure, and, therefore, doesn’t consider the dynamic management of the treasury desk and risk control areas, which are in charge of measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, the analysis does not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose to demonstrate the main protection actions, considering the instruments fair value, regardless of any accounting practices adopted by Itaú Unibanco. The institution uses an internal model to measure ΔEVE and ΔNII. ΔEVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, ΔNII results indicate potential volatility in the projected interest rates results. IRRBB Framework and Treatment 161

Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/ or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book. The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results. The interest rate risk management for transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limit structure and alerts approved specifically for these purposes, which is sensitive due to different levels and classes of market risk. The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ΔEVE and ΔNII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge. All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM. In addition, all the models and processes are assessed by internal audit. The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ΔEVE and ΔNII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits. In the process of managing the interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and nonlinear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for non-linear payoffs an additional value is computed and added on the ΔEVE and ΔNII metrics. In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of these instruments. The banking book consists of asset and liability transactions originating from different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation. IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed through a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be 162 continuously monitored. The accounting and administrative procedures for hedging are defined in the Central Bank Circular No. 3,082. The IRRBB model includes a series of premises: • ΔEVE and ΔNII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; ΔEVE and ΔNII are calculated using the standard shock scenarios described in article 11 of the Central Bank Circular No. 3,876: • Parallel Up: increases in the short-term and in the long-term interest rates; • Parallel Down: decreases in the short-term and in the long-term interest rates; • Short-term increase: increases in the short-term interest rates; • Short-term reduction: decreases in the short-term interest rates; • Steepener: decreases in the short-term interest rates and increasing the in the long-term interest rates; • Flattener: increases in the short-term interest rates and decreasing the in the long-term interest rates. Exchange Rate Sensitivity Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. For further information, see “Note 32(b) Risk Management – II – Market Risk” of our audited consolidated financial statements. The gap management adopted by the CSRML takes into consideration the tax effects with respect to our foreign exchange positions. We set up a hedge (a liability in foreign currency derivative instruments) in an amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our exposure strategy. Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlendings from government financial institutions and deposits in currencies of Latin America countries. The proceeds of these financial operations are usually invested in loans and in the purchase of dollar-linked securities. The information set forth in the table below was prepared on a consolidated basis, eliminating transactions between related parties. Our investments abroad, which are eliminated when we consolidate the accounting information, represented R$111.5 billion as of December 31, 2025, under the gap management policy adopted, as mentioned above. We apply either economic hedges or hedge accounting to those net investments abroad. 163

Exchange Rate Sensitivity For The Year Ended December 31, 2025 Brazilian currency Denominate d in foreign currency (1) Total % of amounts denominated in currency of total (In millions of R$, except percentages) Assets 2,493,597 572,572 3,066,169 18.7 Cash 7,694 29,450 37,144 79.3 At Amortized Cost 1,621,857 420,931 2,042,788 20.6 Deposits in the Central Bank of Brazil 167,275 - 167,275 - Interbank deposits 26,399 39,796 66,195 60.1 Securities purchased under agreements to resell 277,939 2,656 280,595 0.9 Securities 309,311 20,654 329,965 6.3 Loan operations and lease operations portfolio 743,262 340,536 1,083,798 31.4 Other financial assets 139,618 24,411 164,029 14.9 (-) Provision for Expected Loss (41,947) (7,122) (49,069) 14.5 At Fair Value Through Other Comprehensive Income 61,368 71,105 132,473 53.7 Securities 61,368 71,105 132,473 53.7 At Fair Value Through Profit or Loss 665,864 39,386 705,250 5.6 Securities 603,439 25,335 628,774 4.0 Derivatives 59,333 14,051 73,384 19.1 Other financial assets 3,092 - 3,092 - Insurance contracts 212 - 212 - Investments in associates and joint ventures 10,834 6 10,840 0.1 Fixed assets, net 12,033 602 12,635 4.8 Goodwill and Intangible assets, net 22,493 1,606 24,099 6.7 Tax assets 74,536 4,567 79,103 5.8 Other assets 16,708 4,917 21,625 22.7 Percentage of total assets 81.3 18.7 - 18.7 Liabilities and Stockholders’ Equity 2,504,937 561,232 3,066,169 18.3 At Amortized Cost 1,818,614 532,287 2,350,901 22.6 Deposits 801,146 313,336 1,114,482 28.1 Securities sold under repurchase agreements 401,623 32,984 434,607 7.6 Interbank market debt 314,271 91,899 406,170 22.6 Institutional market debt 76,909 77,285 154,194 50.1 Other financial liabilities 224,665 16,783 241,448 7.0 At Fair Value Through Profit or Loss 55,423 16,004 71,427 22.4 Derivatives 53,794 15,947 69,741 22.9 Structured notes - 57 57 100.0 Other financial liabilities 1,629 - 1,629 - Provision for financial guarantees, credit commitments and credits to be released 1,607 186 1,793 10.4 Insurance contracts and private pension 353,123 130 353,253 - Provisions 17,691 100 17,791 0.6 Tax liabilities 9,501 2,081 11,582 18.0 Other liabilities 33,901 10,445 44,346 23.6 Non-controlling interests 10,575 - 10,575 - Total stockholders’ equity attributed to the owners of the parent company 204,501 - 204,501 - Percentage of total liabilities and stockholders’ equity 81.7 18.3 100.0 i) Predominantly U.S. dollar. 164

4.4. Describe any judicial, administrative or arbitration proceedings to which the issuer or its controlled companies are a party, specifying labor, tax, civil, environmental and other cases: (i) that are not confidential, and (ii) that are material for the business of the issuer or its controlled companies, stating: a. court b. jurisdiction c. filing date d. parties to the proceedings e. amounts, assets or rights involved f. main facts g. summary of decisions on the merits issued h. case status i. if the chance of loss is: i. probable ii. possible iii. remote j. reason why this case is deemed material k. analysis of the impact in the event of an unfavorable decision For purposes of this item, we adopted as a materiality criterion operations involving amounts higher than R$1,100 million, which accounts for 0.5% of Itaú Unibanco Holding’s Equity under IFRS as of March 31, 2026. Civil, tax and labor contingencies are the subject-matter of a provision whenever loss is assessed as probable. Provisions are also recognized, irrespective of the event of an unfavorable outcome to the company, for tax contingencies in which the outcome of the case depends on the recognition of unconstitutionality of legislation in force. Management believes that the provisions for judicial and administrative contingencies recognized are sufficient to cover probable losses that may be reasonably estimated. We believe that any losses arising from other administrative or judicial contingencies will have no adverse material effect on our business, financial position or results of operations. Civil Proceedings Case No. 0003056-02.2003.8.26.0200 a. Court: 2nd Civil Lower Court of Itapira (State of São Paulo). b. Jurisdiction: Superior Court of Justice (STJ) c. Filing date:08.06.2003 d. Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$14,155,250,678.77 (March/2026). 165

f. Main facts: This is a lawsuit to review current account, loan and renegotiation agreements, in which the bank was ordered, by a final and unappealable decision (December 12, 2007), to exclude interest capitalization and refund overpaid amounts, adjusted to include interest in the same proportion as it had been charged by the bank. Upon calculation of the liquid amount, the lower court, based on the capitalized interest criterion and with 2,400.64% of compensatory interest incurred from 2003 to 2007, approved the amount of approximately R$7.6 billion to be refunded to the plaintiff (May 21, 2018). The Appellate Court of the State of São Paulo (TJSP) overturned this judgment to exclude capitalization and charge simple interest as of the date of summons (2003), reducing the award amount to approximately R$3.5 million (May 2, 2019). Itaú made a judicial deposit of the adjusted awards amount (R$5.9 million in August 2019). Plaintiff filed a motion for clarification, which was denied (November 4, 2019). Plaintiff and former lawyer filed special appeals, which were granted by the TJSP (April 20, 2021) and the case is to be held by the judge under advisement at the Superior Court of Justice (STJ) g. Summary of decisions on the merits issued: The decision issued at the cognizance phase, which is final and unappealable, has ruled that the bank review the contracts and exclude the capitalization amount, as well as refund twice the overstated amounts charged, adjusted to include interest earned at the same rates charged by the bank. Upon calculation of the liquid amount, a decision was issued approving the expert evidence in the amount of R$7.6 billion, with the following assumptions: capitalized interest and 2,400.64% of compensation interest from 2003 to 2007. The Appellate Court partially overruled this decision, reducing the amount in dispute to R$3.5 million by excluding capitalization and determining the inclusion of simple interest from the date of summons. h. Case status: The special appeals filed by the Plaintiff and former lawyer before the STJ against the appellate decision issued by the TJSP on April 22, 2019 are pending trial. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In August 2019, the bank paid the award in effect in the amount of R$5.9 million. The remaining remote risk of loss is R$14.2 billion. Cases No. 0012488-09.2002.8.14.0301 and No. 0035211-78.2002.8.14.0301 a. Court: 5th Civil Lower Court of Belém (State of Pará). b. Jurisdiction: Appellate Court of the State of Pará (TJPA) c. Filing date: 03.18.2002 and 10.14.2002 d. Parties to the proceedings: Rondhevea Administração e Participações Ltda. vs. Itaú Unibanco S.A. and Itaú Corretora de Valores Mobiliários e Câmbio. e. Amounts, assets or rights involved: R$7,894,555,965.29 (March/2026). 166

f. Main facts: Itaú is a defendant in two lawsuits filed by Mr. Antonio Cabral (later succeeded by Rondhvea Adm. e Participações). Itaú allegedly would have sold 6,360 shares issued by Itaú and 5,000 shares issued by Banco União Comercial (succeeded by Itaú) in 1985, without the plaintiff’s authorization. In a final and unappealable decision, Itaú was ordered to award the plaintiff an amount corresponding to the share value and respective accessory obligations. Upon calculating the number of shares, under calculation of the liquid amount, the expert appraiser disregarded the reverse split of shares as set forth by CVM Instruction No. 56/87, which took place in March 1987, at 1,000 for 1 share, and thus determined the amount of R$4 billion (expert opinion of August 30, 2017). These expert opinions were approved by the lower court judge (September 18, 2020), thus prompting Itaú to file the proper appeals, which were both granted with suspensive effect. One of the bank's appeals has already been adjudicated and granted, annulling the homologation decision due to lack of reasoning; a new judgment at the first instance is pending. The other appeal is still pending trial. Itaú had also filed complaints with the Disciplinary Board of Courts and the National Justice Board (CNJ), which were dismissed as the judge in charge had passed away. Itaú made a judicial deposit of the amount it understands as effectively due, which corresponds to the price of shares and accessory obligations based on the reverse split carried out in March 1987 (R$895,004.60 – October 2020) g. Summary of decisions on the merits issued: At the cognizance phase, the bank was ordered to pay plaintiff the amount corresponding to the shares sold without evidence of plaintiff’s authorization, as well as corresponding earnings. Upon calculation of the liquid amount, the lower court judge approved the expert witness report (September 18, 2020), and stated, in both lawsuits, that the bank owed about R$4 billion. An appellate decision has already been handed down in one of the lawsuits, granting the appeal filed by the bank to annul the judgment of ratification due to lack of statement of reasons (ruling on May 15, 2023). In this case, a new expert assessment is awaited to determine the amount owed, as determined in the decision of April 23, 2026. h. Case status: In one of the cases, the motion for clarification was tried in February 2025 and the records are awaiting new decision in respect to liquidation issued at the lower court level. In the other, the appeal filed by the bank is pending trial by the TJPA. i. Chance of loss: Remote j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Pay award corresponding to the value of shares and respective accessory obligations. Tax Claims Case No.16327.720661/2021-45 a. Court: Administrative appellate court - Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 09.22.2021 d. Parties to the proceedings: Federal Government (National Treasury) vs. Banco Itaucard S.A. e. Amounts, assets or rights involved: R$1,287,472,733.31 (March/2026). f. Main facts: On September 22, 2021, a tax assessment notice was received aimed at the collection of social contribution (CSLL) on the grounds of alleged lack of addition, in Part A of LACS book, of debit balances related to counterparts of surplus and deficit of depreciation in 2017, as tax authorities consider them nondeductible. This assessment notice was upheld by the Federal Revenue Service Judgment Office (DRJ) at the trial of the objection filed, and a voluntary appeal was filed. O This voluntary appeal started to be tried at CARF, where, instead of entering judgment, the judge ordered the production of more evidence. The judgment on the Voluntary Appeal is pending. 167

g. Summary of decisions on the merits issued: DRJ justified its decision on the grounds that the adjustments arising from surplus and deficit of depreciation cause no tax effects on CSLL, and should be neutralized off books by excluding or adding any corresponding revenues or expenses in the calculation of the contribution calculation basis. h. Case status: Appellate decision by DRJ: 09.23.2022; Voluntary Appeal filed before CARF is pending trial. i. Chance of loss: Possible. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16327.721239/2019-92 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 12.30.2019 d. Parties to the proceedings: Federal Government (National Treasury) vs. Banco Itaucard S.A. e. Amounts, assets or rights involved: R$1.589.590.412,18 (March/2026). f. Main facts: Tax assessment notices levied aimed at the collection of PIS/Cofins on the grounds of alleged failure to submit for taxation the economic-financial result of leasing operations carried out, with a 150% fine levied. Lawsuit attached to Case No. 16327.721240/2019-17 about the same subject matter challenged. On May 25, 2020, the administrative lower court handed down a ruling to uphold the tax assessment, with the company thus filing a voluntary appeal. The voluntary appeal started to be tried at CARF, where, instead of entering judgment, the judge ordered the production of more evidence. The judgment on the Voluntary Appeal is pending. g. Summary of decisions on the merits issued: DRJ stated the reasons for upholding the tax assessment notice on the grounds that, during the contract term, the Bank accurately calculated the PIS/COFINS basis but had unduly reversed the depreciation surplus amounts at the end of each contract. h. Case status: Appellate decision by DRJ: 05.25.2020; Voluntary Appeal filed before CARF is pending trial. i. Chance of loss: Possible (R$175,098,244.86) and Remote (R$1,414,492,167.32). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.5000150-69.2021.403.6100 a. Court: Federal Regional Court (TRF) of the 3rd Region b. Jurisdiction: Appellate court (TRF3). c. Filing date: 01.06.2021 d. Parties to the proceedings: Itaú Unibanco S.A. vs. Federal Government (National Treasury). e. Amounts, assets or rights involved: R$1,610,723,151.77 (March/2026). 168

f. Main facts: Writ of mandamus filed aimed to cancel the tax assessment notice levied aimed at the collection of social security contribution on payments made as profit sharing in 2009 and 2010 (originally the tax assessment notice also comprised taxation on the hiring bonus, which is being challenged under Action for Annulment No. 5010871-512019.403.6100, with a judgment for plaintiff, which is currently awaiting trial of the appeal filed by the Federal Government). In the records of the writ of mandamus, on January 12, 2021, a preliminary injunction was granted to suspend the enforceability of the tax credit related to the collection of social security contribution on profit sharing. On July 16, 2021 the judgment that partially granted the preliminary injunction was rendered. On October 10, 2022, the TRF of 3rd Region handed down the appellate decision that upheld the judgment. The parties filed Special Appeals and the PGFN otherwise filed an Extraordinary Appeal, with the former being denied and the latter being not entertained. The interlocutory appeals filed by the parties are pending trial. The Special Appeal interlocutory motions were acknowledged by the Superior Court of Justice (STJ), and the Special Appeals were denied. The case is currently awaiting the potential filing of Internal Appeals by the parties. Internal Appeals were filed by the parties, which were denied. Declaratory appeals were filed by the PGFN, which were rejected. g. Summary of decisions on the merits issued: Preliminary injunction and writ of mandamus were partially granted to dismiss the assessed portion calculated on a portion of profit sharing (the one meeting the legal frequency limits) which, therefore, is excluded from taxation. Furthermore, the part of the initial pleading intended to avert the entire original assessment (portion already paid, which we asked for refund only) was dismissed. The appellate decision on this appeal upheld the judgment, on the grounds that the defect of part of the profit sharing payments regarding the frequency does not apply to the entire profit sharing. h. Case status: Preliminary injunction: 01.12.2021; Judgment: 07.16.2021; Ruling on motion for clarification: 09.21.2021; Appellate decision on appeal and official review: 10.10.2022; Appellate decision on first motion for clarification: 03.14.2023; Appellate decision on second motion for clarification: 07.10.2023; Special appeals denied and extraordinary appeal not being entertained: 06.10.2024; Decisions denying the Special Appeals: 07.02.2025; Awaiting judgment of Internal Appeals by the parties. Judgments denying the Internal Appeals: 11/27/2025; and Judgment rejecting the Declaratory Appeals: 03/26/2026. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16327.720774/2018-45 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 10.26.2018 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$3,998,659,931.67 (March/2026). 169

f. Main facts: Tax assessment notice for the collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and COFINS (taxes on income) and fines (2012 to 2013) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among Group companies. DRJ dismissed the appeal filed. Meanwhile, CARF granted part of the voluntary appeal. A motion for clarification was filed by the company, and a special appeal was filed by the Federal Government. As the motion for clarification filed by the Taxpayer was denied, the company filed a special appeal on December 23, 2024. The special appeals filed by both the Taxpayer and the Federal Government are pending trial. g. Summary of decisions on the merits issued: DRJ upheld the assessment notice as it understood that these transactions had no business intent. CARF, on merits and by the casting vote, upheld this understanding, but averted the aggravation of the fine on assessment and recognized the partial preemption of the IPJ and CSLL taxable events. h. Case status: Appellate decision by DRJ: 06.11.2019; Appellate decision by CARF: 05.29.2023; Special appeals filed by both the Federal Government and the Bank are pending trial. i. Chance of loss: Possible (R$1,347,704,710.07) and Remote (R$2,650,955,221.60). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.5026528-67.2018.4.03.6100 a. Court: Federal Regional Court (TRF) of the 3rd Region b. Jurisdiction: Appellate court (TRF3). c. Filing date: 11.14.2013 d. Parties to the proceedings: Itaú Unibanco S.A. vs. Federal Government (National Treasury). e. Amounts, assets or rights involved: R$3,824,829,815.66 (March/2026). f. Main facts: Tax assessment notice for the collection of corporate income tax (IRPJ) and social contribution (CSLL) on the grounds of alleged capital gain arising from the association between the Itaú and Unibanco conglomerates, assigned to E. Johnston Representação e Participações. A voluntary appeal was filed by the taxpayer, which was dismissed by CARF. The case was terminated with an unfavorable decision rendered by CSRF on September 28, 2018. Therefore, on October 22, 2018, the company filed Action for Annulment No. 5026528-67.2018.4.03.6100, which is currently pending at the Federal Courts of São Paulo. Interlocutory relief was granted in connection with this action on October 26, 2018, with the claim granted on October 2, 2020. The appeal filed by the Federal Government is currently pending trial. g. Summary of decisions on the merits issued: Favorable judgment at trial court fully granted the claim to nullify the tax assessment notice. h. Case status: Interlocutory relief: 10.26.2018; Judgment: 10.02.2020; The appeal filed before the TRF3 is pending trial. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. 170

Case No. 0204699-55.0500.8.26.0090 (204.699/05) a. Court: Municipal Tax Foreclosure Court of São Paulo (state of São Paulo). b. Jurisdiction: Lower court – Municipal Tax Foreclosure Court of São Paulo. c. Assignment date: 11.30.2005 d. Parties to the proceedings: Municipality of São Paulo vs. Banco Itauleasing S.A. (formerly Cia Itauleasing de Arrendamento Mercantil). e. Amounts, assets or rights involved: R$5,234,755,949.59 (March/2026). f. Main facts: Tax foreclosure filed by the Municipality of São Paulo to collect service tax (ISS) on leasing operations on the grounds that such amounts were unduly paid to the Municipality of Poá. A motion to stay execution is pending trial. g. Summary of decisions on the merits issued: Judgment for defendant on motion to stay execution was rendered, which was later rendered null and void by means of the appeal filed by the Appellate Court of the State of São Paulo, h. Case status: Lower court ruling is pending. (previous judgment- nullified: August 20, 2008; appellate decision by the TJSP that rendered the previous judgment null and void: 02.27.2014) i. Chance of loss: Remote. j. reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 1000510-36.2021.8.26.0462 a. Court: 2nd Civil Lower Court of Poá (State of São Paulo). b. Jurisdiction: Lower court (Poá/state of São Paulo). c. Filing date: 02.22.2021 d. Parties to the proceedings: Banco Itaucard S.A. vs. Municipality of São Paulo vs. Municipality of Poá e. Amounts, assets or rights involved: R$ 8,815,666,629.06 (March/2026). f. Main facts: Tax assessment notices levied by the Municipality of São Paulo to challenge the place of payment of service tax (ISS) on credit card and leasing operations, on the grounds that these payments were unduly made to the Municipality of Poá. After unfavorable decisions at the administrative level, the company filed a lawsuit to obtain a statement of existence of a legal tax relationship between Banco Itaucard and the Municipality of Poá and the resulting cancellation of the charges made by the Municipality of São Paulo or the recovery of the undue payment made to the Municipality of Poá. g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered h. Case status: Awaiting judgment to be rendered. i. Chance of loss: Possible (R$4,407,267,340.33) and Remote (R$4,408,399,288.73). j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: Loss of the amount challenged. Case No. 16561.720011/2020-46 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 04.15.2020 d. Parties to the proceedings: Federal Government (National Treasury) vs. Redecard S.A. and Others. e. Amounts, assets or rights involved: R$7,282,086,136.39 (March/2026). 171

f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the alleged non-payment of monthly estimates. Objection was filed and partially granted at the Federal Revenue Service Judgment Office (DRJ) to exclude the aggravated fine and the presumed joint and several liability. A voluntary appeal and a mandatory review were filed. On February 20, 2024, CARF upheld the exclusion of the aggravated fine and joint and several liability, as well as granting part the voluntary appeal filed by the Taxpayer. The Federal Government filed a special appeal, whereas the Taxpayer filed a motion for clarification, and both are pending trial. g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision to exclude the aggravated fine and the joint and several liability. CARF’s decisions on the appeals were as follows: (i) denied the aggravated fine and joint and several liability (ii) denied the collection of the portion of goodwill related to interests acquired from Itaú Group’s non-related parties (iii) upheld the assessment notice of the portion of goodwill related to interests acquired from Itaú Group’s related parties; an (iv) upheld the levy of the separate fine h. Case status: Appellate decision by DRJ: 12.07.2020; Appellate decision by CARF: 02.20.2024; The Federal Government filed a special appeal, whereas the Taxpayer filed a motion for clarification, and both are pending trial. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16561.720086/2018-11 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: 3rd administrative instance (Superior Chamber of Tax Appeals (CSRF)). c. Filing date: 11.14.2018 d. Parties to the proceedings: Federal Government (National Treasury) vs. Redecard S.A. e. Amounts, assets or rights involved: R$7,441,912,574.00 (March/2026). f. Main facts: Tax assessment notice levied on Redecard arising from disallowance of goodwill on acquisition of Redecard’s shares by Banestado through a public offering of shares, and a 150% fine and a separate fine were levied on the grounds of non-payment of monthly estimates for the 2013-2015 period. The administrative lower court has partially granted the objection filed to avert the aggravated fine. A voluntary appeal and a mandatory review were filed. On February 20, 2024, CARF upheld the exclusion of the aggravated fine and joint and several liability, as well as it partially granted the voluntary appeal filed by the Taxpayer. Both the Federal Government and the Taxpayer filed special appeals. On November 4, 2024, the Superior Chamber of Tax Appeals of CARF (Administrative Council of Tax Appeals) upheld the taxpayer's Special Appeal and did not admit the Treasury's Special Appeal, leading to the complete cancellation of the tax assessment. 172

g. Summary of decisions on the merits issued: DRJ rendered a partially favorable decision to exclude the aggravated fine and the joint and several liability. CARF’s decisions on the appeals were as follows: (i) denied the aggravated fine and joint and several liability (ii) denied the collection of the portion of goodwill related to interests acquired from Itaú Group’s non-related parties (iii) upheld the assessment notice of the portion of goodwill related to interests acquired from Itaú Group’s related parties; an (iv) upheld the levy of the separate fine The Superior Chamber of Tax Appeals (CSRF) of CARF upheld the taxpayer's appeal and rejected the appeal of the National Treasury, leading to the complete cancellation of the tax assessment. h. Case status: Appellate decision by DRJ: 07.04.2019; Appellate decision by CARF: 02.20.2024; CSRF Judgment: November 4, 2025; Formal notification of the judgment is awaited. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16327.720946/2018-81 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative appellate court (CARF). c. Filing date: 12.21.2018 d. Parties to the proceedings: Federal Government (National Treasury) vs. Banco Itaucard S.A. e. Amounts, assets or rights involved: R$16,182,716,488.81 (March/2026). f. Main facts: Tax assessment notice for collection of corporate income tax (IRPJ), social contribution (CSLL), PIS and COFINS (taxes on income) and fines (2012 to 2015) arising from disallowance of operating expenses (interbank deposits) related to funds capitalized among Group companies. DRJ dismissed the appeal filed. A voluntary appeal was lodged and partially upheld; service of the CARF ruling remains pending, for the presentation of appropriate appeals. g. Summary of decisions on the merits issued: The DRJ upheld the assessment. The CARF, however, ruled on the Voluntary Appeal, unanimously dismissing the qualified fine and the periods affected by the statute of limitations, maintaining the remaining portion by a casting vote. h. Case status: Appellate decision by DRJ: 05.31.2019. CARF appellate decision: 08.26.2025 Waiting service for CARF appellate decision. i. Chance of loss: Possible (R$ 4,565,778,229.50) and Remote (R$ 11,616,938,259.31). 173

j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.720680/2013-61 a. Court: Administrative Board of Tax Appeals (CARF). b. Jurisdiction: Administrative higher court (Higher Chamber of Tax Appeals (CSRF). c. Filing date: 06.25.2013 d. Parties to the proceedings: Federal Revenue Service vs. Itaú Unibanco Holding S.A. e. Amounts, assets or rights involved: R$37,622,905,357.00 (March/2026). f. Main facts: Tax assessment demanding payment of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL) for the fiscal year 2008, arising from the transaction that led to the merger of Itaú Holding and Unibanco Holding S.A. On April 10, 2017, the Administrative Council of Tax Appeals (CARF) issued a decision favorable to the Company, canceling the tax assessment. The Special Appeal filed by the National Treasury was stayed by CARF until the final judgment of Writ of Mandamus No. 1017987-56.2017.4.01.3400, filed against the admissibility of the National Treasury's Special Appeal. On February 4, 2026, the PGFN's Appeal was denied, upholding the favorable judgment. Declaratory Embargos were filed by the PGFN, pending judgment. g. Summary of decisions on the merits issued: PA 16327.720680/2013-61: On majority of votes. The voluntary appeal to cancel the assessment in full was granted at CARF. Writ of mandamus (MS) 1017987-56.2017.4.01.3400: preliminary injunction and writ of mandamus were granted to dismiss the admissibility of the special appeal filed by the Federal Government, thus rendering a final and unappealable decision at the administrative level for the company. On October 11, 2021 the appeal filed by the Federal Government was dismissed by majority of votes (2x1), with the resulting suspension of the trial so that a broader trial is held in accordance with Article 942 of the Code of Civil Procedure (CPC). On February 4, 2026, the PGFN's (Attorney General's Office for the National Treasury) Appeal was denied, upholding the favorable judgment. h. Case status: ADM: CARF Ruling: April 10, 2017; Special Appeal by the National Treasury stayed pending the conclusion of Writ of Mandamus No. 1017987.56.2017.4.01.3400. JUD: Preliminary Injunction: December 14, 2017; Judgment: July 18, 2018; Ruling: February 4, 2026; Awaiting judgment on the PGFN's Motion for Clarification. i. Chance of loss: Remote. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No.16327.720021/2024-88 a. Court: Federal Revenue Service (Federal Revenue Service Judgment Office (DRJ). b. Jurisdiction: Administrative lower court (DRJ). 174

c. Filing date: 12.04.2024 d. Parties to the proceedings: Federal Government (National Treasury) vs. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$4,215,479,214.72 (March/2026). f. Main facts: Tax assessment notice aimed to the collection of income tax (IRPJ) and social contribution (CSLL) on the grounds of alleged insufficient balance of Income tax and social contribution loss carryforwards offset in 2019. The Federal Revenue Service understands that a number of lawsuits and administrative proceedings, which have not yet become final and unappealable, definitively impact balances. An objection was filed, which is pending trial, In respect of the outstanding installment under the PTI. g. Summary of decisions on the merits issued: Decisions on the merits for this case have not yet been rendered. h. Case status: Objection filed at DRJ is pending trial. i. Chance of loss: Possible. j. Reason why this case is deemed material: Amount in dispute. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at administrative level, the case will be taken to the judicial courts, with possible pledge of guarantee required. Case No. 16327.986118/2025-32 a. Court: Federal Revenue Secretariat of Brazil (Tax Appeals Office – DRJ) b. Jurisdiction: First-Level Administrative Instance (Tax Appeals Office – DRJ c. Filing date:06.10.2025 d. Parties to the proceedings: Union (National Treasury) v. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$2,788,736,034.14 (March/2026). f. Main facts: Rejection of a request for offsetting a negative corporate income tax balance in 2019, resulting from the disallowance of withholding income tax credits and taxes paid abroad, on the grounds that the requirements for their use had not been met. A Statement of Disagreement was filed and is pending judgment. g. Summary of decisions on the merits issued: No decisions on the merits have yet been rendered in this case. h. Case status: Awaiting adjudication of the Notice of Nonconformity before the Tax Appeals Office (DRJ). i. Chance of loss: Remote j. Reason why this case is deemed material: Amount of the contingency involved. k. Analysis of the impact in the event of an unfavorable decision: In the event of an unfavorable outcome at the administrative level, the debt will be challenged in the judicial sphere, with the potential submission of a guarantee. Case No. 16327.720971/2025-93 a. Court: Federal Revenue Service of Brazil (Federal Revenue Service Appeals Office – DRJ). b. Jurisdiction: First-Level Administrative Instance (Tax Appeals Office – DRJ) c. Filing date:11.19.2025 d. Parties to the proceedings: Union (National Treasury) v. Itaú Unibanco S.A. e. Amounts, assets or rights involved: R$1,259,628,854.16 (March/2026). f. Main facts: Notice of Infraction for Corporate Income Tax, Social Contribution on Net Profit and fines (2022) resulting from the disallowance of JCP expenses calculated in previous periods. An appeal was filed against the assessment. g. Summary of decisions on the merits issued: No decisions on the merits have yet been rendered in this case. h. Case status: Awaiting judgment on the objection at the DRJ. 175

i. Chance of loss: Remote j. Reason why this case is deemed material: Amount of the contingency involved. k. Analysis of the impact in the event of an unfavorable decision: In the event of loss in the administrative sphere, the debt will be discussed in the judicial sphere, with the possible presentation of a guarantee. Case No. 16327.904127/2026-02 a. Court: Federal Revenue Service of Brazil (Federal Revenue Service Appeals Office – DRJ). b. Jurisdiction: First-Level Administrative Instance (Tax Appeals Office – DRJ) c. Filing date: 02.06.2026 d. Parties to the proceedings: Union (National Treasury) v. Itaú Unibanco Holding S.A. e. Amounts, assets or rights involved: R$1,284,270,536.06 (March/2026). f. Main facts: The request for offsetting negative CSLL (Social Contribution on Net Income) base in 2019 was denied, due to the disallowance of tax credits paid abroad, on the grounds that the requirements for their use had not been met. A Statement of Disagreement has been filed and is currently pending judgment. g. Summary of decisions on the merits issued: No decisions on the merits have yet been rendered in this case. h. Case status: Awaiting judgment on the objection at the DRJ. i. Chance of loss: Remote j. Reason why this case is deemed material: Amount of the contingency involved. k. Analysis of the impact in the event of an unfavorable decision: In the event of loss in the administrative sphere, the debt will be discussed in the judicial sphere, with the possible presentation of a guarantee. Labor Claims No labor claims in the period, under the materiality criteria set for this document. Administrative Proceeding Case No.08700.008182/2016-57 a. Court: Brazilian antitrust agency (CADE). b. Jurisdiction: Administrative lower court – General Superintendency of the Brazilian antitrust agency (CADE). c. Filing date: Published in the Official Gazette of the Federal Government on December 8, 2016. d. Parties to the proceedings: CADE ex officio vs. Banco Itaú BBA S.A and Others. e. Amounts, assets or rights involved: In accordance with Law No. 12529/11, Article 37, item I, any violation of the economic order subjects the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenue of such company, group or conglomerate, earned in the last year prior to the filing of the administrative proceeding, in the business field in which the alleged violation was committed, which will never be lower than the alleged advantage gained whenever such calculation is possible. On the grounds of lack of definition of the calculation basis to be applicable, as well as the significant wide range of percentages applicable, it is not possible to estimate the fine amounts in the event of an unfavorable decision f. Main facts: This is an administrative proceeding filed to investigate alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Brazilian real). These presumed antitrust conducts would have been engaged mainly in the FX spot and futures (derivatives) markets. These practices under investigation would have been engaged in Brazil by certain financial institutions (Banco Itaú BBA S.A., among them) and individuals located in the Brazilian territory. The defense was timely filed on January 8, 2018. No material developments occurred, even though settlements were signed with CADE, notably by Citibank. 176

g. Summary of decisions on the merits issued: No decisions on merits have been issued yet. h. Case status: Still under review by the General Superintendency of CADE. i. Chance of loss: Possible. j. Reason why this case is deemed material: Image risk. k. Analysis of the impact in the event of an unfavorable decision: payment of a fine. Arbitration Proceedings The Issuer is not a party to any arbitration proceeding pending on March 31, 2026 that is material in terms of the matter or amount involved. Environmental Proceedings No environmental proceeding was filed in the period, in accordance with the materiality criteria set for this document. 177

4.5. State the total amount of provision, if any, for the proceedings described in item 4.4 The total amount provided for the claims described in 4.4. is R$1,299,754.53 for civil proceedings, in March 31, 2026. 178

4.6. With respect to the significant confidential proceedings to which the issuer or its controlled companies are a party and which have not been reported in item 4.4, analyze the impact in the event of an unfavorable decision and inform the amounts involved The Issuer and controlled companies are not parties to any confidential proceedings that are considered significant. 179

4.7. Describe other material contingencies not included in the previous items The amounts involved in the main tax and social security proceedings whose chance of loss is possible, which are not described in item 4.4, total R$26,014 million, as described below: R$ million Tax Issue Amount ISS Banking activities: We challenge the levy and/or place of payment of ISS for certain banking revenues. 5,051 IRPJ and CSLL Goodwill - Deduction: we challenge the deductibility of goodwill on acquisition of investments with expected future profitability. 3,764 IRPJ/CSLL/PIS/COFINS Request for offset rejected: cases in which liquidity and certainty of offset credit are analyzed. 2,486 INSS INSS - Non-compensatory amounts: we defend the non-levy of non-compensatory amounts, profit sharing and stock option grant plan. 2,500 PIS and COFINS Reversal of Depreciation Windfall Revenue: the accounting and tax treatment of PIS and COFINS in the settlement of lease transactions is under discussion. 2,257 IRPJ/CSLL Deductibility of losses in loan operations: we challenge tax assessment notices aimed at the collection of IRPJ and CSLL amounts due to alleged non-compliance with legal criteria for the deduction of losses on receipt of credits. 1,717 IRPJ and CSLL Goodwill – Deduction – the deductibility of goodwill arising from the expectation of future profitability in the acquisition of investments is under discussion. 1,432 Total 19,207 Base date: 03.31.2026 180

5. Risk Management and Internal Control Policy 5.1 With respect to the risks stated in items 4.1 and 4.3, state: a. whether the issuer has a formal risk management policy, informing, if so, the approving body and the date of approval, and, if not, the reasons why the issuer has not adopted such a policy. We have a defined governance process for policy review applicable to Brazil and our international units. Policies basically set out institutional guidelines, methodologies and processes, address regulatory requirements and the best market practices. The institution has internal policies that provide guidelines and set out risk management governance, as follows: Policies(1) Approving body Date of approval Capital Management Policy Board of Directors 09/25/2025 Credit Risk Management and Control Policy Board of Directors 09/25/2025 Integrated Management of Operational Risk and Internal Controls Board of Directors 12/24/2025 Liquidity Risk Management and Control Policy Board of Directors 04/30/2025 Market and IRRBB Risk Management and Control Policy Board of Directors 04/30/2025 Compliance Policy Board of Directors 05/23/2024 (1) Available for consultation on website www.itau.com.br/relacoes-com-investidores/en/ > Itaú Unibanco > Corporate Governance > Policies. b. the objectives and strategies of the risk management policy, if any, including: i. risks that are intended to be hedged Risk Description Credit risk Credit risk is the risk of loss arising from changes in the creditworthiness of borrowers, issuers, and counterparties. We are exposed to credit risk in circumstances where (i) a borrower, issuer, or counterparty fails to meet its contractual financial obligations, and/or (ii) the value of a financial instrument is adversely affected by credit spread widening, credit migration, credit rating downgrades, or default events. Credit risk may result in, among other effects: (i) losses from non-performance of contractual obligations; (ii) reductions in the fair value of credit exposures due to deterioration in credit quality; (iii) lower profitability or income due to increased credit costs and risk premium; and (iv) concessions granted in restructuring or renegotiation processes, as well as costs associated with collection and recovery activities. 181

Operational risk Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems or from external events that affect the achievement of strategic, tactical or operational goals. It includes legal risk associated with inadequacy or deficiency in agreements to which we are a party, as well as penalties due to noncompliance with applicable laws and damages to third parties arising from the activities undertaken by us. Internally, we classify these exposures to risk within the following categories: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damage to our own physical assets or assets in use; • Interruption of our activities or the discontinuation of services provided, including payments; • Failures in information technology systems; and • Failures in the performance, compliance with deadlines and management of our activities, including those related to payment arrangements. Liquidity risk Liquidity risk is defined as the likelihood that a financial institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guaranteed commitments, without affecting its daily operations or incurring significant losses. Market risk Market risk is the possibility of losses resulting from fluctuations in the market value of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, price indices, equity and commodity prices. Other risks Description Social and Environmental Risk Management We understand social, environmental and climate risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. Regulatory or Compliance Risk We consider regulatory or compliance risk as the risk of sanctions, financial losses or reputational damage resulting from non-compliance with: legal and regulatory requirements, failure to comply with local and international market standards, commitments to regulators, public commitments, self-regulatory codes and codes of conduct to which Itaú Unibanco subscribes. 182

Country Risk Country risk refers to potential losses arising from the inability of borrowers, issuers, counterparties, or guarantors to meet their obligations due to political, economic, or social events, as well as actions taken by the government of the country in which these entities are located. Reputational Risk We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources. ii. Protection devices Risk Management To undertake and manage risks is one of our activities and, to this end, we must have well- established risk management objectives. Our board of directors establishes our strategic direction and overall risk guidelines. Our risk appetite translates those strategies and guidelines into a structured framework that defines, limits and monitors the nature and level of risks we are prepared to assume. Our risk culture, in turn, guides the behaviors and attitudes necessary to manage those risks. We invest in robust risk management processes and capital management across the whole institution and that are the basis for our strategic decisions to ensure business sustainability and to maximize value creation for shareholders. Among our processes for proper risk and capital management are principally: the implementation of a continuous and integrated risk management structure; the risk appetite framework, which includes the risk appetite statement (“RAS”) approved by our board of directors, the risk appetite policy, and a the set of metrics to monitor key risks against established limits; the stress testing program; the organization of a risk committee; and the appointment of a CRO, with the Central Bank, including clearly defined roles, responsibilities, and independence requirements. These processes are aligned with the guidelines of our board of directors and the executives who, through collegiate bodies, define the global objectives expressed as targets and limits for the risk management business units. Control and capital management units, in turn, support our management by monitoring and analyzing risk and capital processes. The principles that determine our risk management and risk appetite foundations, as well as guidelines regarding actions taken by our employees in their daily routines are as follows: • Sustainability and customer satisfaction: our vision is to be the leading bank in sustainable performance and customer satisfaction. Accordingly, we are focused on creating shared value for employees, customers, shareholders and society to ensure the longevity of our business. • Risk Culture: Our risk culture is embedded in our organizational culture and it is supported by our Code of Ethics and Conduct, available on our Investors Relations website, which is not incorporated by reference to this annual report. This code emphasizes that ethical conduct and risk awareness are fundamental to sustainable results and that risk-taking should be conscious, discussed and managed responsibly. It also reinforces that every employee, individually and collectively, shares responsibility for managing risks, independent of role or hierarchy, and for acting in accordance with ethical standards and internal policies. 183

• Risk pricing: we operate and assume risks in businesses we know and understand and try to avoid those we do not know or for which we have no competitive advantages, and carefully assess risk-return ratios. • Diversification: we have a low appetite for volatility in our results. For this reason, we operate with a diversified base of customers, products and businesses, seeking the diversification of risks, in addition to prioritizing less risky businesses. • Operational excellence: we intend to provide agility, as well as a robust and stable infrastructure, to offer high quality services. • Ethics and respect for regulations: for us ethics is non-negotiable. For this reason, we promote an institutional environment of integrity, educating all of our employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after our reputation. Our board of directors is the body responsible for establishing guidelines, policies and approval levels for risk and capital management. The CGRC, in turn, is responsible for supporting our board of directors in managing capital and risk. At the executive level, collegiate bodies, chaired by our chief executive officer, who are responsible for risks and capital management performing delegated duties on these topics and their decisions are monitored by the CGRC. To support this structure, our risk department has specialized officers to ensure, on an independent and centralized basis, that our risks and capital are managed in compliance with the established policies and procedures. We are subject to applicable regulatory and supervisory standards in the jurisdictions in which we operate, including those issued by the Central Bank, the CVM, SUSEP, the BCBS, and the SEC. We also adhere to applicable international frameworks and guidelines, including FATCA, the Principles for Responsible Banking of the United Nations Environment Programme – Finance Initiative, the OECD Guidelines for Multinational Enterprises, IFRS, and globally recognized corporate governance best practices. Furthermore, to effectively manage reputational risks, as detailed in Item 3D – Risk Factors - Reputational Risk - Damage to our reputation could harm our business and outlook, we diligently monitor and mitigate these risks through the following measures: (i) risk appetite metrics; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics guidelines and prevention of corruption. Credit Risk Our credit risk management framework is governed by our internal credit risk and control policies and is designed to: i. Follow the guidelines established by our board of directors and provide timely information to enable oversight of credit risk strategies, policies and risk tolerance in relation to expected returns. ii. Maintain well established defined credit risk policies and strategies, including operating limits, risk mitigation mechanisms and procedures intended to keep exposures within our risk appetite. 184

iii. Maintain processes and tools to measure, monitor and control credit risk across products and sectors, managing portfolios and concentrations, taking into account their sensitivity to changes in the economic environment. iv. Continuously monitor portfolio performance and the effectiveness of policies and strategies, escalating to senior management indications of deterioration in credit quality and exceptions to established procedures. v. Support compliance of credit operations and controls with applicable laws and regulations in the jurisdictions in which we operate. Our credit risk management framework and institutional policy are approved by our board of directors and apply to our companies and subsidiaries in Brazil and abroad, in compliance with applicable regulatory requirements. Procedures and Key Indicators Business units overseeing credit portfolios conduct continuous monitoring of their respective exposures and originate credit within established approval authorities, considering market conditions and the broader macroeconomic environment. Our credit risk management practices consider internal factors (including borrower rating, portfolio performance and trends, default behavior, expected returns and allocated economic capital) as well as external factors (including interest rates, market indicators of default, inflation and consumption trends). Credit assessments vary by customer segment: i. Individuals and small and medium-sized enterprises: credit decisions are supported by statistical scoring models, which typically include application/initial scores for the early stages of the relationship and behavioral scores for customers with an established history. ii. Large corporate customers: assessments are primarily based on counterparty-specific information, including financial condition, cash-generating capacity, corporate group considerations, and the current and prospective outlook of the sectors in which the counterparty operates. Credit proposals are assessed on a case-by-case basis. We monitor credit exposure to customers and counterparties against established limits and address limit exceptions through defined governance processes. Where appropriate, we may use contractual protections and risk mitigants, including covenants and rights to require early repayment or additional collateral, in accordance with the terms of the relevant agreements. Credit risk measurement considers, among other components, (i) probability of default, (ii) exposure at default, (iii) historical loss experience, and (iv) concentration of exposures. These components support the lending process, portfolio management and the establishment of limits. We use models and methodologies subject to governance processes to support the estimation of credit risk parameters, with the objective of maintaining data and methods that are sufficiently complete and accurate to reflect the risk profile of the exposures. Loan Approval Process Credit approvals are conducted in accordance with our credit risk management policies and approval authorities established at the business unit and risk levels, considering applicable criteria and our risk appetite. Credit decisions may be made through (i) a pre-approval process for eligible products and customers, or (ii) a traditional approval process conducted on a case-by-case basis. In both cases, decisions are guided by credit quality considerations, which may include internal 185 ratings supported by models, affordability and income commitment (as applicable), and credit restrictions defined by us and, where relevant, market practices. Our risk appetite framework sets forth the principles governing credit exposure, while the Risk function and the business units are responsible for developing and maintaining the policies and procedures that govern the credit cycle. As part of the credit granting process, we perform credit history checks using credit protection services and public registries, as applicable, to identify information that could represent impediments or heightened risk for granting credit (for example, court-ordered asset restrictions, invalid taxpayer identification, prior or pending restructuring/renegotiation processes, or payment incidents). Our assessment framework seeks to ensure that credit decisions are consistent with our risk appetite and aligned with the governance standards established in our credit risk management framework. For further information about our credit risk and credit risk mitigation practices, see “Note 32 – Risk and Capital Management” in our consolidated financial statements. Operational Risk Governance Our operational risk management unit is comprised of senior management individuals, and reports to our CRO, who in turn reports to the CEO. It has well-defined roles and responsibilities in order to segregate and ensure independence from the businesses seeing to achieve well-balanced risk management decisions. Accordingly, our operational risk management process is under the responsibility of all the different business areas using the risk management framework, established independently by the operational risk unit, which includes methodologies and procedures, training activities, risk assessments and monitoring of the control environment. Procedures and Key Indicators Our management uses corporate methods developed and made available by our compliance and operational risk unit. Among the methodologies, tools and controls used by our management are (i) the self-assessment and the mapping of our prioritized risks, (ii) testing of key controls by the second line, and (iii) the monitoring of key risk indicators and the database of operational losses, ensuring unity for our managing processes, systems, projects and new products and services. Reporting on risk monitoring, effectiveness of internal controls, remediation action plans and operational losses are regularly presented to the business area officers in specific forums. Crisis Management Overview A crisis is an event of high impact and complexity that is rare and poses a threat to the organization’s strategy, objectives, reputation, or operations. It demands urgent measures to implement corrective actions. Being prepared to manage a crisis event is crucial and can be a game changer for an organization, demonstrating readiness for unforeseen events. Crisis management is the organization’s capacity to be ready, anticipate, respond, and recover in the face of a high-impact event. Usually, crisis activities are not part of the daily routine of the company, but they should be consciously maintained and built through investments, research, and time. 186

The Itaú Unibanco Crisis team is responsible for dealing with any type of crisis, including but not limited to technology gaps or failures, cyber-attacks, regulatory issues, government issues, financial problems, operational gaps or failures, and reputational events. As a preventive practice, and to anticipate events, we take several actions in our routine, such as: • Benchmarks • Early detection of vulnerabilities • Tabletop exercises • Creating a knowledge database of events Governance Our procedures are managed by the crisis management team and frequently audited by the internal audit team. For every change, inclusion, or modification, there is an approval process that goes up to the risk director. We review our sensitive data, criteria, and main contacts every two months, and we conduct internal exercises to refine all procedures regarding crisis events. Additionally, we are responsible for the governance of the recovery runbooks for the main areas of the organization. Procedures and Key Indicators We use a crisis calculator that allows the team to classify any kind of event that demands action from the crisis team. The crisis calculator was developed to support the assessment of the criticality of events. This tool is used in Brazil by the Crisis Management team to classify and decide on actions to take in the event. The axes considered are recovery (resumption of operations) and impact (considering brand and customers), based on the scenario of the event and the impacted products. We register all events in a database to analyze tendencies, main issues, and critical products and areas. This database is used to create our productivity indicators as well. Business Continuity Overview Business continuity refers to an organization’s ability to maintain its essential operations during and after a significant disruption. This concept encompasses the preparation, response, and recovery from events that can negatively impact critical business processes. Business continuity management aims to ensure that the company can operate effectively, minimizing the impacts of crises and maintaining the trust of customers, shareholders, and strategic partners. Governance The governance of business continuity at Itaú Unibanco is managed by an independent area responsible for developing, implementing, and monitoring the BCP. This area is tasked with conducting BIA, identifying critical processes, establishing recovery and contingency plans, and ensuring that all procedures are aligned with best practices and applicable regulations. Additionally, governance includes conducting periodic tests, internal and external audits, and continuous review of continuity plans to ensure effectiveness and readiness in case of disruptions. Procedures and Key Indicators 187

Itaú Unibanco’s Corporate Business Continuity Management Program follows a workflow based on ISO 22301 and BS 11200, best practice guides as the BCI, DRII and other regulatory requirements as determined by the local regulators of the various segments that we must follow (Central Bank, SUSEP, CVM, ANBIMA, etc.). Itaú Unibanco’s BCP was developed to protect its customers and employees, ensure the continuity and data integrity of our critical processes at tolerable levels of impact, safeguard revenues and sustain both the stability of the markets in which we operate and the trust of our customers, stockholders and strategic partners. As part of such programs, we apply a BIA, which is a process that assesses the potential effects of an interruption on critical business services, identifying the operations that are vital to our adequate functioning and estimating the impact of not being able to perform these functions during a specific period of time. This interruption may be caused by failures arising from human, natural, climatic, environmental, social, technological risks or due to data integrity failure. Based on the findings, business continuity solutions are established to address the requirements necessary to the recovery, continuity and resumption of the process and its added value chain. Our plans are developed in a modular way and, depending on the type of interruption, one or more modules can be activated. The BCP consists of the main plans below: • Disaster Recovery Plan: Resilience strategies that, after technological failures or interruption of the main datacenter, resume and reestablish critical processes, activities and resources (e.g. technological infrastructure, telecommunications, systems, applications and data). • Workplace Contingency Plan: Defined strategies so that critical processes and products/ services continue to operate at an alternative workplace if the primary location becomes inoperative or inaccessible, according to internal procedure. • Emergency Plan: Emergency procedures to ensure the safety of all affected people (e.g. employees, customers) in case of any emergency, provides instructions for evacuation, communication, etc. • Business Workaround Plan: Activation of an alternative procedure due to application or procedure unavailability. • External Events Contingency Plan: Activation of contingency procedure due to external events that affect the continuity of critical business processes, e.g., pandemic. The modules within our BCP are independent, meaning they can be activated individually, yet they remain integrated to ensure seamless functionality. For example, workplace contingency sites are designed to connect both to our primary site and to our disaster recovery site, ensuring operational resilience in the event of disruptions. Additionally, our BCP employs a communication tree structure, which facilitates the efficient dissemination of information to many employees, enhancing coordination during contingency events. Besides the internal audits, our BCP is subject to regulatory assessments, external audits and corporate governance practices. The BCP has also been evaluated in the DJSI, the ISE of B3, by independent authorities and by the Central Bank. The contingency plans are tested usually once a year or whenever a major change occurs (systems, market, regulations, etc.). In addition, our program is designed to assess potential crisis 188 threats as well as ongoing ones that could impact us. This assessment enables the implementation of appropriate mitigation measures to reduce potential risks. The structure in place, as outlined above, provides a better performance in the face of a crisis, allows for an adequate response to significant events. Our framework further defines methodologies for identifying and classifying events with potential negative impacts. Based on this classification, it establishes response teams and action plans. Liquidity Risk Overview Liquidity risk is defined as the likelihood that a financial institution will not be able to effectively honor its expected and unexpected obligations, either current or future, including those from guaranteed commitments, without affecting its daily operations or incurring significant losses. Liquidity risk management processes and funding programs should take into account the financial institution’s lending, investment, and other activities and should ensure that adequate liquidity is maintained at the level of the parent company and of each of its subsidiaries. Governance Our liquidity risk control is managed by an independent area which is responsible for determining the composition of our reserve, estimating cash flow and exposure to liquidity risk over several time horizons, and monitoring the minimum limits of the risk appetite in countries in which we operate. All activities are subject to assessment by independent validation, internal controls and audit departments. Procedures and Key Indicators In accordance with the requirements under Central Bank regulations, we report our Liquidity Risk Statements on a monthly basis to the Central Bank. In addition, the following items are periodically prepared and submitted to the senior management for monitoring and decision support: • Different scenarios for liquidity guidance to decision support, also using stressed macroeconomics scenarios and reversed stress according to risk appetite; • Contingency plans for potential crisis, which contain procedures ordered by levels of execution, considering each country's characteristics; • Reports of risk indicators; and • Tracking and monitoring our funding sources taking into account counterparty´s type, maturity and other aspects, considering the risk appetite. Our average LCR2 for the three-month period ended December 31, 2025 was , which is above the Central Bank’s requirements. As of December 31, 2025, our NSFR was , which is above the Central Bank’s requirements. Market Risk 2 The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. 189

Our policies and general market risk management framework are in line with the principles of CMN Resolution No. 4,557, and its subsequent amendments. These principles guide our approach to market risk control across our Itaú Unibanco Group. Our market risk management strategy is aimed at balancing corporate business goals, taking into account, among other factors: • Political, economic and market conditions; • The profile of our portfolio; and • Capacity to act in specific markets. The key principles underlying our market risk management strategy are as follows: • Provide visibility and comfort for all senior management levels that market risks assumed must be in line with our risk-return objectives; • Provide disciplined and informed dialogue on the overall market risk profile and its evolution over time; • Increase transparency as to how the business works to optimize results; • Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and • Monitor and avoid risk concentration. Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk; (ii) monitoring stress scenarios, limits and alerts; (iii) applying, analyzing and stress testing scenarios; (iv) reporting risk to the individuals responsible in the business units, in compliance with our governance procedures; (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable; and (vi) supporting the secure launch of new financial products. The CMN has regulations establishing the segregation of market risk exposure into minimum risk factors, such as: interest rates, exchange rates, stocks and commodities. Brazilian inflation indices are also treated as a group of risk factors and follow the same structure. Our structure of limits and alerts follows the board of directors guidelines, which are reviewed and approved by our board of directors on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on guidance of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as our risk appetite. Additional information on market risk protection instruments is described in item 5.2.b.iii of this Reference Form. Other Risks Regulatory or Compliance Risk We consider regulatory or compliance risk as the risk of sanctions, financial losses or reputational damage resulting from non-compliance with: legal and regulatory requirements, failure to comply with local and international market standards, commitments to regulators, public commitments, self-regulatory codes and codes of conduct to which Itaú Unibanco subscribes. 190

Compliance risk is managed through a structured process aimed at identifying changes in the regulatory environment, evaluating the impact on Itaú Unibanco’s areas, and monitoring actions taken to comply with the regulatory requirements and other obligations mentioned in the previous paragraph. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to manage the relationship between us and the regulator, self-regulatory bodies and the representative entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in operational and compliance risk forums, according to the structure of committees as established by internal policies. Cybersecurity Management and Processes Mr. Volpini has over 30 years of experience in the financial services industry, with extensive expertise in corporate security, risk management and fraud prevention, and currently serves as Corporate Security Director and CSO of the Itaú Unibanco Group. Mr. Santana has more than 20 years of experience in information security and cybersecurity and has held senior leadership roles in the field. He has been serving as CISO since April 2025. Our cybersecurity processes have been comprehensively integrated into our risk management system and strategy. Our cybersecurity department prepares an annual cybersecurity report outlining cybersecurity incidents if any, actions taken to respond to those incidents and measures adopted to prevent cybersecurity incidents from occurring. This annual cybersecurity report is presented to the risk committee, the audit committee and the board of directors to ensure compliance with regulatory requirements in Brazil. We also conduct, on a continuous basis, stress tests to our cybersecurity infrastructure and environment to identify potential weaknesses and improve our controls and procedures. In addition, we roll out awareness campaigns and/or trainings periodically for our employees and, every two years, we conduct mandatory training on cybersecurity matters for our employees, the cybersecurity department, executive management and the board of directors. As part of our risk management strategy, we contract cybersecurity companies and auditing firms with industry recognized expertise on cybersecurity matters to assess our cybersecurity controls and procedures annually. Those consultants and auditing firms conduct independent penetration tests and suggest improvements to our overall procedures, if any. In 2011 and 2021 we obtained the ISO 27001 and ISO 27701 certificates, respectively. ISO 27001 is an international standard to manage information security while ISO 27701 is the international standard for privacy information management. This additional layer of surveillance by independent consultants and auditing firms, together with the ISO 27001 and ISO 27701 certificates, represent our commitment to adequate and reliable procedures and information infrastructure. We continuously assess and oversee material risks from cybersecurity threats associated with our third-party service providers. Before engaging in business relationships with service providers, the cybersecurity department evaluates whether they meet our minimum standards relating to cybersecurity procedures, governance and risk management. We conduct on-site visits to some service providers that impose greater cybersecurity risks to us to validate their controls over information, monitor their responses to cybersecurity incidents and improvements to cybersecurity infrastructure. Service providers are also required to report material cybersecurity incidents to us relating to breaches of our information and personal information of our customers. 191

From an operational perspective, we use tools such as network behavioral analysis, intrusion prevention systems or IPS, firewalls, antiviruses, antispam systems, among others to protect us against external and internal attacks. Those systems are used to protect our information and information of our customers regardless of where it is located (i.e., within our own infrastructure, a cloud provider or service provider’s infrastructure) throughout the lifecycle of the information. In line with the growing use of AI technology, we have implemented a comprehensive safety journey for the use of AI in business enablement, supported by internal policies and procedures governing its application in our operations, designed to ensure the safe use of this technology while promoting appropriate risk management and regulatory compliance. In line with the growing use AI technology, we have implemented internal policies and procedures governing the use of AI in our business operations, designed to promote appropriate risk management and compliance. For more information on the risks associated with the use of AI, see “Item 3D. Risk Factors—Business Operations—As the regulatory framework for AI and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.” Risks from cybersecurity threats, including any previous cybersecurity events, have not materially affected us or our business strategy, results of operations or financial condition as of the date of this annual report. Social and Environmental Risk Management We understand social, environmental and climate risks to represent the possibility of losses arising from events of social, environmental or climate origin related to our activities, whether arising from our business with counterparties, our relationships with suppliers, or even from our own operations. We carry out social, environmental and climate risks mitigation actions through the mapping of processes, risks and controls. Apart from dedicated teams in first, second and third lines of defense, we also have a dedicated social, environmental and climate risk committee, whose main role is to evaluate and deliberate on institutional and strategic matters, products, operations, services, among other related topics associated with social, environmental and climate risks, including climate change risks which also pose relevant risks for the whole financial industry. As we consistently seek to improve our social, environmental and climate risks management, we are always attentive to challenges arising not only from new regulations, but also from an evolving stakeholders’ expectations. For further details on our social, environmental and climate policies, procedures and practices, see our Public Access Report - Policy on Social, Environmental and Climate Risk, available at our Investor Relations website. Country Risk Country risk refers to potential losses arising from the inability of borrowers, issuers, counterparties, or guarantors to meet their obligations due to political, economic, or social events, as well as actions taken by the government of the country in which these entities are located. We believe we maintain a comprehensive risk governance framework for managing and controlling country risk, with roles and responsibilities clearly defined in our internal policies. This framework includes: (i) assigning country’s ratings; (ii) establishing country exposure limits; and (iii) monitoring adherence to those limits. In addition, we conduct ongoing monitoring of sovereign ratings and exposure levels to ensure timely adjustments, as appropriate, in accordance with our risk management policies. 192

Reputational Risk We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources. We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our shareholders. Our reputation depends on our strategy (vision, culture and skills) and derives from our direct and indirect relationship between us and our shareholders. Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and remediate the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines. Money Laundering Prevention We understand reputational risk to be the risk arising from internal practices, risk events and external factors that may generate a negative perception of us among clients, counterparties, shareholders, investors, supervisors and commercial partners, among others, which could affect the value of our brand and our ability to maintain our existing and create new commercial relations and continue to have access to financing sources. We believe that our reputation is extremely important for achieving our long-term goals. As a result, we strive to align our speech with ethical and transparent practices and work, which is essential to raise the confidence of our shareholders. Our reputation depends on our strategy (vision, culture and skills) and derives from our direct and indirect relationship between us and our shareholders. Since reputational risk directly or indirectly permeates all of our operations and processes, we have governance procedures that are structured in a way to ensure that potential reputational risks are identified, analyzed and managed in the initial phases of our operations and the analysis of new products. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by our internal policies. Their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among those processes and internal initiatives are (i) risk appetite statement; (ii) processes to prevent and remediate the use of Itaú Unibanco in unlawful acts; (iii) crisis management processes and business continuity procedures; (iv) processes and guidelines with respect to governmental and institutional relations; (v) corporate communication processes; (vi) brand management 193 processes; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (viii) ethics and corruption prevention guidelines. Our Corporate Policy for the Prevention of Unlawful Acts is available on our Investors Relationship website (at Itaú Unibanco > Corporate Governance > Policies > Corporate Policy for the Prevention of Unlawful Acts). Politically Exposed Persons (“PEPs”) Our commitment to compliance with applicable law and to the adoption of the best practices for prevention and detection of money laundering activity is also reflected in the identification, assessment and monitoring of PEPs, whether as individuals or entities. As per our policies, we conduct enhanced due diligence with respect to PEPs, in line with our risk- based approach. We require a higher level of approval prior to establishing any relationship with a PEP. iii.the organizational risk management structure For further information on the committees listed above, see section 5.2 b). c. the adequacy of the operating structure and internal controls to verify the effectiveness of the policy adopted We believe that the structure adopted to monitor market risks in accordance with our policies and risk appetite statement is appropriate. The integrated management of operational risk, internal controls and compliance is organized under a three-lines-of-defense framework: • First line - Represented by the business and support areas: it is directly responsible for identifying, measuring, assessing, understanding and managing the risks of their departments in order to maintain exposures within the established limits, as well as documenting and storing information related to the losses incurred in their activities. It must promptly report to the Risk Department any unexpected potential risks identified in the development of the control activities; 194

• Second Line - Represented by the risk department, its purpose is to ensure, in an independent and centralized manner, that our risks are managed in accordance with the established policies and procedures in order to define parameters for the risk management process and its supervision; • Third Line - Represented by the Internal Audit Department, it is responsible for, among other things, verifying, in an independent and periodic manner, the adequacy of processes and procedures for the identification and management of risks. 195

5.2. With respect to the controls adopted by the issuer to ensure the preparation of reliable financial statements, please indicate: a. The main internal control practices and the efficiency level of such controls, indicating any imperfections and measures adopted to correct them The management of Itaú Unibanco is responsible for establishing and maintaining internal controls related to the Company’s consolidated financial statements. These internal controls are developed to provide reasonable assurance as to the reliability of the accounting information and the preparation of the financial statements disclosed in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The internal controls system includes: (i) the policies and procedures that establish guidelines and minimum performance standards involving the daily accounting activities; (ii) formal controls and reconciliations that provide reasonable assurance that the transactions are fully and properly recorded, in accordance with the international standards; (iii) approvals at proper levels and segregation of duties that ensure the continuous monitoring of the relevant records and changes, in addition to the mitigation of the risk of having a single individual able to perform, authorize and record a transaction. The purpose of this framework of controls is to detect and correct errors, focused on material misstatements, but not only on them, in order to provide adequacy and integrity to the financial statements. The identified weaknesses follow the operational risk methodology under which the action plans are classified and defined for the purpose of mitigating the risk to an acceptable level. Management assessed the effectiveness of the internal controls related to the Company’s consolidated financial statements for December 31, 2025 in accordance with the criteria defined by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) according to the Internal Control – Integrated Framework (2013). Management’s assessment includes the documentation, analysis and tests of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, Management concluded that the internal controls related to the consolidated financial statements are effective for December 31, 2025. b. the organizational structures involved Itaú Unibanco Holding’s operational risk and internal control management structure is in compliance with the definitions established by the international bodies Committee of Sponsoring Organizations of the Treadway Commission (COSO - 2013), the Information Systems Audit and Control Association (ISACA) and the Control Objectives for Information and Related Technology (COBIT). It also complies with the recommendations suggested by the Basel Committee and the provisions of domestic and foreign regulatory bodies and is in line with the “Risk Management Policy” and the “Operational Risk Management Policy” as a primary means to operate its Operational Risk and Internal Controls management structure and to ensure compliance with the guidelines defined by way of an integrated approach. To appropriately manage its risks, the responsibilities are summarized below: First Line Represented by the Business, Support or Community areas, it is directly responsible for identifying, assessing, responding to, monitoring and reporting operation risks, aiming at adjusting Itaú’s risk appetite. 196

Second Line Represented by the Risk Department, its purpose is to ensure, in an independent and centralized manner, that Itaú’s risks are managed in accordance with the established policies and procedures in order to define parameters for the risk management process and its supervision. Compliance and Operational Risk Office (DCOR) Its mission is to enable the management of operational and regulatory risks, independently supporting the first line and assisting in decisions that maximize sustainable value for the bank, ensuring compliance and a customer-centric approach. This risk-based approach includes: - monitoring the effectiveness of operational and regulatory risk management carried out by the first line; - issuing an independent opinion on the quality of the control environment; - developing and making available products to enable operational and regulatory risk management by the first and second lines. The DCOR is independent to exercise its duties and has direct communication with any management member or employee and access to any information required within the scope of its responsibilities. Chief Risk Officer (CRO) It is the responsibility of the CRO to approve and inform the CEO regarding the mission and strategic objectives of DCOR, as well as the scope of its activities, which are defined in the annual strategic planning. In International Units, the structure responsible for monitoring local controls and risk environments, independently from the first line of governance, falls under the responsibility of local CROs, who report to Regional CROs on the risk status of the entities under their oversight, as well as the actions taken to maintain risks within established thresholds. Regional CROs are responsible for the integrated and preventive management of risks in the region, ensuring effectiveness and reporting their status to the CRO of Itaú Unibanco Holding (Global CRO). The roles and responsibilities of Global, Regional, and Local CROs are described in the specific procedure. Third Line It is represented by the Internal Audit Department, which is segregated and independent from the other departments in Itaú, and its responsibilities are detailed in a specific policy. The issue of an independent opinion on the control environment is reported to the proper authorities. The main forums of this structure are: Board of Directors – CA The Board of Directors is responsible for: • Oversight of the institution's risks, as well as the development, implementation, and performance of the risk management framework, including its improvement, in an independent and objective manner; 197

• With support from the CGRC, CRO, and Risk Area, defining and ensuring alignment with the Risk Appetite Statement and the institution's strategic objectives, as well as the policies, processes, reports, systems, and models used in risk management; • Promoting the dissemination of a risk culture within the institution; • Ensuring that the compensation structure adopted by the institution does not incentivize behaviors incompatible with the defined levels of risk appetite. Risk and Capital Management Committee – CGRC Supports the Board of Directors in fulfilling its responsibilities related to the institution’s risk and capital management, submitting reports and recommendations on these matters for the Board’s decision. Audit Committee – CAud Independent assessment, with support from Internal Audit, of the activities carried out within the institution, enabling senior management to evaluate the adequacy of controls, the effectiveness of risk management, and compliance with internal regulations and regulatory requirements. c. whether and how the efficiency of internal controls is overseen by the issuer’s management, indicating the position of the people responsible for such monitoring Management has established governance mechanisms, such as periodic certification of controls and verification of adherence to policies and procedures. To ensure that the risk management process is disclosed and reported to the institution’s senior management, together with the respective status of action plans, the organization counts on the support of the Committees listed in item b) above, as defined in the Risk Management Policy. d. deficiencies in and recommendations on the internal controls included in the detailed report prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM regulation addressing the registration and exercise of the independent audit activity In the independent auditor's report, no significant deficiencies in internal controls related to the financial statements were reported. However, we should emphasize that action plans for other deficiencies and recommendations indicated by the independent auditor are monitored and reported to the senior management by multidisciplinary committees, with the presence of representatives of the Internal Audit and Operational Risk departments. Additionally, the results of this monitoring are periodically reported to the Company’s Executive Committee and Audit Committee. e. officers’ comments on the deficiencies stated in the detailed report prepared by the independent auditor and on any corrective measures adopted We did not note any significant deficiencies in internal controls in the independent auditor’s report. 198

5.3. In relation to the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, frauds, irregularities and illicit acts against national or foreign public administration, inform: a. whether the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, frauds, irregularities and illicit acts against public administration bodies, and identify, if applicable: i. key integrity mechanisms and procedures adopted and their adequacy to the profile and risks identified by the issuer, informing how often the risks are reassessed and policies, procedures and practices are adjusted Itaú Unibanco has a number of integrity rules and procedures formalized in its Code of Ethics and Conduct, the Supplier Relationship Code and several corporate policies suitable for the profile and risks of the institution. The main related policies are: Corruption Prevention; Prevention of Unlawful Acts, Integrity, Ethics and Conduct, Compliance, Risk Management and Governmental and Institutional Relations policies. Specific guidelines are in place for the relations and contacts with public officials in the following documents: 1) Governmental and Institutional Relations and the Integrity; 2) Ethics and Conduct policies; 3) Internal procedures. The policies are revised every two years at most and the Code of Ethics and Conduct and the Supplier Relationship Code are revised every three years. These documents, as well as the related procedures, may be updated before these terms expire, as these processes are constantly reassessed in accordance with best practices and market dynamics. The documents may also be updated due to regulatory changes related to the topic. The Code of Ethics and Conduct and the policies are available on the website: www.itau.com.br/ investor-relations> Itaú Unibanco > Corporate Governance > Code of Ethics and Conduct . And the Supplier Relationship Code is available on the website: www.itau.com.br/investor-relations > Supplier Relationship Code. Our risk management model consists of three lines: Business areas, Risk Department and Internal Audit Department, which reports to the Board of Directors. Each line has the obligation to ensure compliance with corporate guidelines by way of an integrated approach, and a clear segregation of roles and responsibilities, as published in the Itaú Unibanco’s Integrated Annual Report (https://www.itau.com.br/relacoes-com-investidores/relatorio- anual-integrado/). Our processes, products and services must be periodically assessed regarding their compliance with the applicable rules, commitments signed with the regulatory bodies and requirements related to the Code of Ethics and Conduct. To contribute to the proper risk management, we use a risk management methodology made up of the identification, assessment, measurement, risk control and response, monitoring and reporting stages. Our key preventive mechanisms are linked to the “Know your Client” (KYC), “Know your Partner” (KYP), “Know your Supplier” (KYS), “Know your Employee (KYE)” processes, with a specific monitoring for PEPs (Politically Exposed Persons). 199

We carry out a structured monitoring using data to identify any non-compliance with the Code of Ethics and Conduct, such as frauds, misconduct, illicit acts, including monitoring and analysis of suspicious operations or situations, risk assessment for new products and services, among others. This process enables an effective, timely and comprehensive risk management. Any suspicious transactions identified are reported .to the Regulator. Any identified deviations must be addressed and subject to consequence management, when applicable. The Institution also carries out risk management risk monitoring through mandatory certifications, CATCH - an approach whose acronym stands for "Cell of Anticipation via Controls and Hypotheses",, key control tests, risk diagnoses, audit engagements, assessments conducted by external consulting firms, monitoring of standards, trends and complaints, among others. The governance and performance of the processes based on the aforementioned documents compose the Itaú Unibanco’s Integrity and Ethics Program, whose pillars are the following dimensions: i) Senior Management Commitment, ii) Policies and Procedures, iii) Education and Communication, iv) Monitoring, v) Channels for Reporting Ethical Misconduct, Questions, and Illicit Acts. The risks related to the Program are periodically reassessed, continuously seeking the best domestic and international practices to prevent and fight deviations, frauds, irregularities, corruption and other illicit acts and, consequently, improving at all times its integrity mechanisms and procedures. On a preventive basis, Itaú Unibanco continuously invests in training its eligible employees and management members and also in recurring communication campaigns. which address themes of integrity and ethics. Itaú Unibanco’s efforts to fight and prevent corruption and fraud have been publicly recognized by the Office of the Federal Controller General (CGU) in partnership with the Ethos Institute through the approval of Itaú Unibanco as a Pro-Ethics Company for the fifth consecutive year. In this latest edition of 2022-2023, of the 367 companies participating in the 2022-2023 biennial, 84 companies were approved and recognized by the CGU in November 2023. In 2025 we participated in the 2025-2026 edition, with the results expected to be released in July 2026. For further information, please see section the 2025 ESG Report, available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Results and reports > Integrated Annual Report > 2024 ESG Report. In addition to the risk management procedures discussed above, Itaú Unibanco has channels with mechanisms for identifying potential risks related to misconduct, fraud, and addressing potential risks, related deviations, frauds, irregularities and/or illicit acts, as highlighted below: Ethics Consultancy It is a channel, managed by the Compliance and Operational Risk Office (DCOR), for receiving questions from employees and management members about ethics in business, in relationships, including those with the public administration, and in situations of conflicts of interests, with discretion and option for confidentiality. Guidelines provided aim at mitigating Itaú’s exposure and that of the person who inquired about acts that may characterize ethical deviation, conflicts of interest, on a preventive and educational basis. 200

Based on the market tendencies, demand and repetition of the type of consultation, the Ethics Consultancy conducts guiding campaigns for specific topics. This channel is also engaged in the risk appetite governance, following the constant social and working model evolutions and changes. If a situation requiring investigation into a possible misconduct or non-compliance with the Code is identified, it is submitted to the Inspector’s Office (Financial Crime Prevention Office), which will address the situation. Internal Ombudsman’s Office Internal, Independent, and with complete autonomy within the Organization, Ombudsman’s Office channel provides guidance and advice and handles complaints and grievances – always ensuring the option for confidentiality – on violations of our principles and commitments, ethical deviations, situations like harassment, discrimination and disrespect, among other improper behaviors and practices that are contrary to our institutional policies. It is a channel that reports directly to the Institution’s CEO’s Office. Whistleblowing Channel (Inspector’s Office) It is the channel for communicating reports, which can be anonymous, involving illicit acts, such as internal fraud, money laundering, corruption, irregular sale of products and leakage of information, among other situations of misconduct involving employees, service providers and suppliers. The channel is available for any person 24 hours a day, 7 days a week. The Financial Crime Prevention Office, through the activities carried out by the Inspector’s Office, is responsible for investigating the reports received by the Whistleblowing Channel and. After the investigation when irregularities, illegal acts or misconduct are identified and confirmed, Consequence management measures are applied to those involved, that is,measures are taken at the administrative level, based on the internal policies and the Code of Ethics and Conduct, and, when applicable, at the criminal and civil levels. The process also includes preventive and detective revisions and actions, working on root causes to combat irregularities. When whistleblowers are identified, they receive a confirmation of the receipt of the report and, subsequently, information regarding the completion of the matter. After the investigation and if an irregularity or practice of wrongdoing is confirmed, consequence management is applied with those involved. Audit Committee It is a channel to communicate errors and frauds in internal control and accounting and auditing activities, as well as the non-compliance with legal and regulatory provisions and internal rules that may jeopardize the organization's continuity. After learning about the facts, the Audit Committee assesses their relevance, in accordance with the criteria established by CMN and CNSP and, if applicable, immediately determines that an investigation must be carried out, within a previously stipulated period. This investigation can be carried out by the Audit Committee itself, the Internal Executive Audit Office or a third party hired at the Committee's request. Any non-compliance with the guidelines by Itaú Unibanco’s employees and management members is subject to administrative penalties. Failures in processes related to the topics are subject to a process for control improvement and creation. 201

ii. the organizational structures involved in monitoring the operation and efficiency of the integrity mechanisms and internal procedures, indicating their duties, whether their establishment was formally approved, the issuer’s bodies to which they report, and mechanisms to ensure the independence of their members, if applicable The Compliance and Operational Risk Office (DCOR) and the Financial Crime Prevention Office (anti-money laundering, frauds, corruption and other misconduct) report to the Chief Risk Officer (CRO) of the Itaú Unibanco conglomerate and are responsible for coordinating the identification of major risks associated with deviations, frauds, irregularities and illicit acts, such as corruption, practiced against the public or private administration and for evaluating the needs for adjusting the practices, with the support of other departments, such as the Internal Ombudsman’s Office, the Legal Department and Governmental and the Institutional Relations Department. The duties of these departments are defined in the Corporate Corruption Prevention Policy and the Corporate Policy for the Prevention of Unlawful Acts, and are supplemented by the definitions in the Operational Risk Management Policy and the Compliance Policy, which define the duties of the second line, which is represented by the Compliance & OpRisk Board of Officers (DCOR). These departments are independent to exercise their duties, have direct communication with any management member or employee, access to any information required to perform their activities and are not allowed to manage any business or processes that may compromise their independence or generate conflicts of interest. Their targets and compensation cannot be linked to the performance of the business areas. Itaú Unibanco’s management is structured in a way to ensure that issues involving risks are widely discussed and decisions are made by joint bodies. The main bodies involved in the regulatory risk and compliance management and their main duties are presented below: • Board of Directors: It is the main body responsible for overseeing the institution's risks, defining and adapting the policies, processes, reports, systems, and models used in risk management to the Risk Appetite statement and strategic objectives of the institution, among other responsibilities, setting the general direction of the Company's business, electing the members of the Board of Officers of Directors, and monitoring its management.The duties of the Board of Directors and the details of the committees directly related to it are described in the Corporate Governance Policy. • Audit Committee: Among their responsibilities are supervising: (i) internal control and risk management processes; (ii) internal audit activities; (iii) the activities of the independent audit firms of the Itaú Unibanco Conglomerate; (iv) to validate the Compliance Policy, annually assesses the Compliance Management structure and verifies the communication of the policy to all relevant employees and outsourced service providers, and assesses the dissemination of integrity and ethical conduct standards as part of the culture of the firm and the adoption of corrective measures for failures identified. The responsibilities of the Audit Committee are detailed in the Audit Committee Regulations and in the Compliance Policy.. • Risk and Capital Management Committee (CGRC): it supports the Board of Directors in the performance of its responsibilities with respect to the management of Itaú Unibanco’s risks and capital by submitting reports and recommendations for the resolution of the Board of Directors. 202

• Superior Compliance and Operational Risk Council (CSCOR): its purpose is to understand the risks of Itaú Unibanco’s processes and business, setting guidelines for managing operational risks and analyzing the results arising from the operation of the Internal Control and Compliance System. • Integrity and Ethics Joint Bodies coordinated by the DCOR. These joint bodies are responsible for approving the guidelines related to Integrity, Ethics and Conduct topics, as well as monitoring, assessing and discussing understandings and cases. iii. whether the issuer has a code of ethics or conduct formally approved, indicating: • whether it applies to all officers, members of the supervisory council, members of the board of directors, and employees, as well as to third parties, such as suppliers, service providers, intermediaries and associates The Code of Ethics and Conduct of the Itaú Unibanco is approved by the Board of Directors and applies to officers, Board members, employees and third parties of the Itaú Unibanco Conglomerate in Brazil and abroad. In addition to the Code of Ethics and Conduct, we have the Supplier Relationship Code, specific for third parties, and several policies, such as the Integrity, Ethics and Conduct Policy, Policy for the Prevention of Unlawful Acts and Corruption Prevention Policy, which establish principles and procedures to guide and ensure the dissemination of ethical behaviors and the adoption of proper conduct by all stakeholders. Employees and management members must sign up to the Integrity Policies, stating they have access to and are aware of the principles and guidelines of the Code of Ethics and Conduct and related policies/documents described below: • Corporate Policy on Integrity, Ethics, and Conduct and associated corporate rules; • Itaú Unibanco’s Commitment to Human Rights; • Supplier Relationship Code; • Corporate Information Security and Cyber Security Policy; • Corporate Corruption Prevention Policy; • Corporate Policy for the Prevention of Unlawful Acts; • Policy on Governmental and Institutional Relations; • Client Relations Policy; • Compliance Policy; • Operational Risk Management Policy; • Manual of Guidance on Harassment and Discrimination in Labor Relations; • Policy of Guidance and Application of Disciplinary Measures. Itaú Unibanco’s Code of Ethics and Conduct is approved by the Board of Directors. Additionally, to be registered as a supplier or service provider of the Conglomerate, the company must state that they are aware of and accept, among other documents, the Itaú Unibanco’s Code of Ethics and Conduct and the Supplier Relationship Code. Suppliers also receive the Environmental and Social and Positive Impact Guide for Suppliers, which is a supplement to the Supplier Relationship Code and is aimed at sharing Itaú Unibanco’s guidelines and good practices across its supply chain. • whether and how often officers, members of the supervisory council, members of the board of directors, and employees undergo training on the code of ethics or code of conduct and other related rules 203

The training of officers and employees is valid for two years, based on the date the officer/ employee completes the previous cycle, and the topics addressed are: • Ethics and Compliance • Corruption Prevention • Relationships with Suppliers • Anti-Money Laundering • Information Security • Brazilian General Data Protection Law (LGPD) Additionally, over the year, lectures, training for specific areas and periodic corporate communications may be provided addressing topics related to the Code of Ethics and Conduct. The members of the Board of Directors attend, at least every two years, lectures/training addressing prevention of unlawful acts, such as money laundering, terrorism financing, proliferation of weapons of mass destruction and corruption. Itaú provides to its suppliers a literacy platform, in addition to annual workshops to disseminate content on ESG topics, which include Integrity, Ethics and Conduct. • any penalties applicable for breaching the code or other related rules, identifying the document in which these penalties are provided for Any non-compliance with the guidelines of the Code of Ethics and Conduct and other policies mentioned above is subject to administrative penalties set forth in Itaú Unibanco’s internal rules. This provision is included in the Code of Ethics and Conduct. Based on the gravity of the situation, the penalties provided for range from receiving feedback/ guidance, warning to termination with or without just cause, in addition to the penalties set forth in law, action for damages, reduction of scope and termination of contracts for suppliers. • the body that approved the code, date of approval, and, if the issuer discloses the code of conduct, where on the web this document can be found Itaú Unibanco’s Code of Ethics and Conduct was approved by the Board of Directors of Itaú Unibanco Holding S.A. on September 29, 2022 and underwent a spot review in September 2024, which was also approved by the Board of Directors. In 2025/2026, the document will be reviewed, in accordance with the internal governance. The document is available on Itaú’s intranet and Internet page on: www.itau.com.br/investor- relations > Itaú Unibanco > Corporate Governance > Code of Ethics and Conduct, and also at our Integrity and Ethics page on: https://www.itau.com.br/investor-relations /integrity/. It is also available to suppliers on https://www.itau.com.br/fornecedores. b. whether the issuer has a whistleblowing channel, indicating, if applicable: i. whether it is an internal channel or run by third parties Itaú Unibanco has a Whistleblowing Channel for receiving reports of illegal acts involving its employees, management members , and service providers of the Itaú Unibanco Conglomerate, in compliance with CMN Resolution 4.859/2020. This channel is managed by Itaú Unibanco, from reception and screening to investigation and any necessary actions, and is available to anyone, including clients, third parties, suppliers, partners, and employees, and can be accessed through the following means: 204

Digital channels available 24 hours a day, seven days a week: External: Website: https://www.itau.com.br/atendimento-itau/para-voce/denuncia Website: www.itau.com.br/fornecedores – (Option: complaints channel) Intern: IU Denúncia: acesse pela rota IU Conecta > Para mim > Inspetoria e Ombudsman > Inspetoria ou pelo link https://iudenuncia.cloud.itau.com.br/ ii. whether the channel can receive complaints from third parties or only from employees The Whistleblowing Channel is open to receiving reports from both employees and third parties, including but not limited to customers, suppliers, business partners, service providers and other related parties, through internal and external channels made available by Itaú Unibanco. iii. whether mechanisms are in place to provide anonymity and protect whistleblowers in good faith The Whistleblowing Channel allows for anonymous or identified reporting, making it clear, in accordance with our Integrity, Ethics and Conduct Policy, that confidentiality and protection of the whistleblower's identity are guaranteed. Furthermore, anyone who, in good faith, reports or expresses a complaint, suspicion, doubt, or concern regarding possible violations of the Institution's guidelines will not be subject to retaliation. Administrators or employees who attempt or engage in retaliation against those who, in good faith, report ethical and other behavioral deviations are subject to specific investigation and potential consequential action. iv. issuer’s body responsible for investigating complaints The investigation of complaints is carried out independently and separately, observing criteria of governance, jurisdiction, and potential conflict of interest, and is primarily attributed to: • Board of Officers for the Prevention of Financial Crimes, responsible for investigating complaints involving employees and managers up to certain hierarchical levels; • The Executive Board of Officers of Internal Audit, in cases involving management members, senior management members, or situations with potential conflicts of interest; • Audit Committee and Board of Directors, when applicable, according to the nature, materiality and hierarchical level of those involved. Additionally, key indicators and relevant cases from the Whistleblowing Channel are periodically reported to governance bodies, including the Audit Committee, Internal Audit, and Board of Directors, while keeping the information available to the competent regulators. c. number of confirmed cases in the past three (3) years of deviations, frauds, irregularities and illicit acts against public administration bodies and remediation measures adopted We did not receive any reports of unlawful acts performed against public administration bodies in our Whistleblowing Channel. d. if the issuer does not have rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, frauds, irregularities and illicit acts 205 committed against the public administration, identify the reasons why the issuer has not adopted controls in this regard Not applicable, since the Issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of deviations, frauds, irregularities and illicit acts against public administration bodies. 206

5.4. State whether, in the previous year, there were significant changes in the main risks to which the issuer is exposed or in the risk management policy adopted, and comment on any expected increase or decrease in the issuer’s exposure to such risks In the last fiscal year there were no significant changes in the main risks to which we are exposed. 207

5.5. Supply other information that the issuer may deem relevant The Risk Appetite, reported to the CGRC and Board of Directors, as described in item 5.1. II), aims to monitor and establish Itaú's adherence to the risks tolerated by the organization. More details on the work of this committee in item 7.2.a and on the Risk Appetite in the Integrated Annual Report: https://www.itau.com.br/relacoes-com-investidores/en/results-and-reports/integrated-annual-report/ 208

6. Control and Economic Group 6.1/6.2 - Stockholding Position 209

BASE DATE 5/19/2026 Itaú Unibanco Holding S.A. Ordinary Shares % Preferred Shares % Total % IUPAR - Itaú Unibanco Participações S.A. 2,905,107,629 51.713% 0 — % 2,905,107,629 26.346 % Nationality: Brazilian CNPJ 04.676.564/0001-08 Itaúsa S.A. 2,202,446,151 39.205% 191,842 0.004% 2,202,637,993 19.975 % Nationality: Brazilian CNPJ 61.532.644/0001-15 BlackRock, INC 0 — % 396,465,134 7.330% 396,465,134 3.595 % Nationality: American CNPJ n/a Treasury 0 — % 5,075,807 0.094% 5,075,807 0.046 % Others 510,189,197 9.082% 5,007,393,432 92.573% 5,517,582,629 50.038 % Total 5,617,742,977 100.000% 5,409,126,215 100.000% 11,026,869,192 100.000% 210

BASE DATE 4/28/2026 IUPAR - Itaú Unibanco Part. S.A. Ordinary Shares % Preferred Shares % Total % Itaúsa S.A. 355,227,092 50.000% 350,942,273 100.000% 706,169,365 66.532 % Nationality: Brazilian CNPJ 61.532.644/0001-15 E. Johnston Holdings 355,227,092 50.000% 0 — % 355,227,092 33.468 % Nationality: Brazilian CNPJ 04.679.283/0001-09 Total 710,454,184 100.000% 350,942,273 100.000% 1,061,396,457 100.000 % BASE DATE 4/28/2026 E. Johnston Company of Part. Ordinary Shares % Preferred Shares % Total % Fernando Roberto Moreira Salles 3,274,000 50.000% 6,548,000 50.000% 9,822,000 50.000 % Nationality: Brazilian CPF 002.938.068-53 Pedro Moreira Salles 2,881,120 44.000% 5,762,240 44.000% 8,643,360 44.000 % Nationality: Brazilian CPF 551.222.567-72 João Moreira Salles 392,880 6.000% 785,760 6.000% 1,178,640 6.000 % Nationality: Brazilian CPF 295.520.008-58 Total 6,548,000 100.000% 13,096,000 100.000% 19,644,000 100.000 % BASE DATE 4/28/2026 Itaúsa S.A. Ordinary Shares % Preferred Shares % Total % ESA Company 35,050,756 0.910% 298,719 0.004% 35,349,475 0.315 % Nationality: Brazilian CNPJ 52.117.397/0001-08 Itaú Foundation 438,596,084 11.381% 53,867,825 0.732% 492,463,909 4.392% 211

Nationality: Brazilian CNPJ 59.573.030/0001-30 Antonio and Helena Zerrenner Foundation National Charitable Institution 593,462,239 15.400% 149,396,255 2.030% 742,858,494 6.625 % Nationality: Brazilian CNPJ 60.480.480/0001-67 Rudric ITH Participações Ltda. 3,219,187 0.084% 2,551,497 0.035% 5,770,684 0.051 % Nationality: Brazilian CNPJ 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 492,999,776 12.793% 289,078,174 3.928% 782,077,950 6.974 % Nationality: Brazilian CPF 066.530.838-88 Ana Lucia de Mattos Barreto Villela 492,999,739 12.793% 269,681,709 3.664% 762,681,448 6.801 % Nationality: Brazilian CPF 066.530.828-06 Ricardo Villela Marino 246,779,550 6.404% 191,366,662 2.600% 438,146,212 3.907 % Nationality: Brazilian CPF 252.398.288-90 Rodolfo Villela Marino 246,852,799 6.406% 191,486,562 2.602% 438,339,361 3.909 % Nationality: Brazilian CPF 271.943.018-81 Paulo Setubal Neto 42,120 0.001% 528,343 0.007% 570,463 0.005 % Nationality: Brazilian CPF 638.097.888-72 Carolina Marinho Lutz Setubal 52,449,960 1.361% 18,008,601 0.245% 70,458,561 0.628 % Nationality: Brazilian CPF 077.540.228-18 Julia Guidon Setubal Winandy 52,449,960 1.361% 18,008,601 0.245% 70,458,561 0.628 % Nationality: Brazilian CPF 336.694.358-08 Paulo Egydio Setubal 52,449,960 1.361% 18,008,601 0.245% 70,458,561 0.628 % Nationality: Brazilian CPF 336.694.318-10 Fernando Setubal Souza e Silva 28,524,188 0.740% 14,070,164 0.191% 42,594,352 0.380 % Nationality: Brazilian CPF 311.798.878-59 Guilherme Setubal Souza e Silva 28,524,330 0.740% 13,074,976 0.178% 41,599,306 0.371% 212

Nationality: Brazilian CPF 269.253.728-92 Tide Setubal Souza e Silva Nogueira 28,524,774 0.740% 14,833,716 0.202% 43,358,490 0.387 % Nationality: Brazilian CPF 296.682.978-81 Olavo Egydio Setubal Junior 13,984,686 0.363% 56,366,740 0.766% 70,351,426 0.627 % Nationality: Brazilian CPF 006.447.048-29 Bruno Rizzo Setubal 41,778,726 1.084% 99,421 0.001% 41,878,147 0.373 % Nationality: Brazilian CPF 299.133.368-56 Camila Setubal Lenz Cesar 41,778,727 1.084% 102,355 0.001% 41,881,082 0.373 % Nationality: Brazilian CPF 350.572.098-41 Luiza Rizzo Setubal Kairalla 41,778,732 1.084% 111,384 0.002% 41,890,116 0.374 % Nationality: Brazilian CPF 323.461.948-40 Roberto Egydio Setubal 73,070,312 1.896% 27,816,498 0.378% 100,886,810 0.900 % Nationality: Brazilian CPF 007.738.228-52 Mariana Lucas Setubal 32,854,161 0.853% 12,271,181 0.167% 45,125,342 0.402 % Nationality: Brazilian CPF 227.809.998-10 Paula Lucas Setubal 32,854,161 0.853% 12,271,181 0.167% 45,125,342 0.402 % Nationality: Brazilian CPF 295.243.528-69 José Luiz Egydio Setubal 111,187,793 2.885% 53,002,891 0.720% 164,190,684 1.464 % Nationality: Brazilian CPF 011.785.508-18 Beatriz de Mattos Setubal 8,963,864 0.233% 399,182 0.005% 9,363,046 0.083 % Nationality: Brazilian CPF 316.394.318-70 Gabriel de Mattos Setubal 8,963,864 0.233% 399,182 0.005% 9,363,046 0.083 % Nationality: Brazilian CPF 348.338.808-73 Olavo Egydio Mutarelli Setubal 8,963,864 0.233% 399,182 0.005% 9,363,046 0.083 % Nationality: Brazilian 213

CPF 394.635.348-73 Alfredo Egydio Setubal 138,136,722 3.585% 55,231,252 0.750% 193,367,974 1.724 % Nationality: Brazilian CPF 014.414.218-07 Alfredo Egydio Nugent Setubal 2,774 — % 281 — % 3,055 — % Nationality: Brazilian CPF 407.919.708-09 Marina Nugent Setubal 2,774 — % 281 — % 3,055 — % Nationality: Brazilian CPF 384.422.518-80 Ricardo Egydio Setubal 138,073,457 3.583% 55,736,969 0.757% 193,810,426 1.728 % Nationality: Brazilian CPF 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2,816 — % 389,358 0.005% 392,174 0.003 % Nationality: Brazilian CPF 230.936.378-21 Rodrigo Ribeiro do Valle Setubal 2,816 — % 362,739 0.005% 365,555 0.003 % Nationality: Brazilian CPF 230.936.298-02 Patricia Ribeiro do Valle Setubal 2,816 — % 389,358 0.005% 392,174 0.003 % Nationality: Brazilian CPF 230.936.328-62 BlackRock, Inc 0 — % 368,270,970 5.004% 368,270,970 3.284 % Nationality: American CNPJ n/a Treasury 0 — % 2,340,311 0.032% 2,340,311 0.021 % Others 368,305,525 9.557% 5,469,831,712 74.318% 5,838,137,237 52.063 % Total 3,853,634,012 100.000% 7,360,052,833 100.000% 11,213,686,845 100.000% 214

BASE DATE 4/28/2026 ESA Company Ordinary Shares % Preferred Shares % Rudric ITH Participações Ltda. 3,219,187 0.133% 3,219,187 0.133 % Nationality: Brazilian CNPJ 67.569.061/0001-45 Alfredo Egydio Arruda Villela Filho 492,999,776 20.387% 492,999,776 20.387 % Nationality: Brazilian CPF 066.530.838-88 Ana Lucia de Mattos Barreto Villela 492,999,739 20.387% 492,999,739 20.387 % Nationality: Brazilian CPF 066.530.828-06 Ricardo Villela Marino 246,779,550 10.205% 246,779,550 10.205 % Nationality: Brazilian CPF 252.398.288-90 Rodolfo Villela Marino 246,852,799 10.208% 246,852,799 10.208 % Nationality: Brazilian CPF 271.943.018-81 Paulo Setubal Neto 42,120 0.002% 42,120 0.002 % Nationality: Brazilian CPF 638.097.888-72 Carolina Marinho Lutz Setubal 52,449,960 2.169% 52,449,960 2.169 % Nationality: Brazilian CPF 077.540.228-18 Julia Guidon Setubal Winandy 52,449,960 2.169% 52,449,960 2.169 % Nationality: Brazilian CPF 336.694.358-08 Paulo Egydio Setubal 52,449,960 2.169% 52,449,960 2.169 % Nationality: Brazilian CPF 336.694.318-10 Fernando Setubal Souza e Silva 28,524,188 1.180% 28,524,188 1.180 % Nationality: Brazilian CPF 311.798.878-59 Guilherme Setubal Souza e Silva 28,524,330 1.180% 28,524,330 1.180 % Nationality: Brazilian CPF 269.253.728-92 Tide Setubal Souza e Silva Nogueira 28,524,774 1.180% 28,524,774 1.180% 215

Nationality: Brazilian CPF 296.682.978-81 Olavo Egydio Setubal Junior 13,984,686 0.578% 13,984,686 0.578 % Nationality: Brazilian CPF 006.447.048-29 Bruno Rizzo Setubal 41,778,726 1.728% 41,778,726 1.728 % Nationality: Brazilian CPF 299.133.368-56 Camila Setubal Lenz Cesar 41,778,727 1.728% 41,778,727 1.728 % Nationality: Brazilian CPF 350.572.098-41 Luiza Rizzo Setubal Kairalla 41,778,732 1.728% 41,778,732 1.728 % Nationality: Brazilian CPF 323.461.948-40 Roberto Egydio Setubal 73,070,312 3.022% 73,070,312 3.022 % Nationality: Brazilian CPF 007.738.228-52 Mariana Lucas Setubal 32,854,161 1.359% 32,854,161 1.359 % Nationality: Brazilian CPF 227.809.998-10 Paula Lucas Setubal 32,854,161 1.359% 32,854,161 1.359 % Nationality: Brazilian CPF 295.243.528-69 José Luiz Egydio Setubal 111,187,793 4.598% 111,187,793 4.598 % Nationality: Brazilian CPF 011.785.508-18 Beatriz de Mattos Setubal 8,963,864 0.371% 8,963,864 0.371 % Nationality: Brazilian CPF 316.394.318-70 Gabriel de Mattos Setubal 8,963,864 0.371% 8,963,864 0.371 % Nationality: Brazilian CPF 348.338.808-73 Olavo Egydio Mutarelli Setubal 8,963,864 0.371% 8,963,864 0.371 % Nationality: Brazilian CPF 394.635.348-73 Alfredo Egydio Setubal 138,136,722 5.712% 138,136,722 5.712 % Nationality: Brazilian 216

J CPF 014.414.218-07 Alfredo Egydio Nugent Setubal 2,774 — % 2,774 — % Nationality: Brazilian CPF 407.919.708-09 Marina Nugent Setubal 2,774 — % 2,774 — % Nationality: Brazilian CPF 384.422.518-80 Ricardo Egydio Setubal 138,073,457 5.710% 138,073,457 5.710 % Nationality: Brazilian CPF 033.033.518-99 Marcelo Ribeiro do Valle Setubal 2,816 — % 2,816 — % Nationality: Brazilian CPF 230.936.378-21 Patricia Ribeiro do Valle Setubal 2,816 — % 2,816 — % Nationality: Brazilian CPF 230.936.328-62 Rodrigo Ribeiro do Valle Setubal 2,816 — % 2,816 — % Nationality: Brazilian CPF 230.936.298-02 Total 2,418,219,408 100.000% 2,418,219,408 100.000 % BASE DATE 4/28/2026 Rudric ITH Participações Ltda. Ordinary Shares % Preferred Shares % Ricardo Villela Marino 37,507,724 50.000% 37,507,724 50.000 % Nationality: Brazilian CPF 252.398.288-90 Rodolfo Villela Marino 37,507,724 50.000% 37,507,724 50.000 % Nationality: Brazilian CPF 271.943.018-81 Total 75,015,448 100.000% 75,015,448 100.000% 217

6.3. - Distribution of Capital Date of last general stockholders' meeting/ Date of last update 5/19/2026 Number of stockholders - individuals (units) 653,637 Number of stockholders - companies (units) 12,764 Number of institutional investors (units) 1,397 Outstanding shares Outstanding shares correspond to the lssuer's total shares, except for those held by the parent company, the people related to the latter, the lssuer's management members, and treasury shares. Number of common shares (units) 456.130.473 8.119% Number of preferred shares (units) 5.337.898.685 98.683% Total 5.794.029.158 52.545% 218

6.4. Relevant companies in which the issuer has an interest Social Denomination Corporate Taxpayer ID (CNPJ) Issuer´s participation (%) Itaú Unibanco S.A. 60.701.190/0001-04 100.000000 Redecard Instituição de Pagamento S.A. 01.425.787/0001-04 19.378540 Banco Itaú Chile 12.262.596/0001-87 26.299650 Banco Itaú Uruguay S.A. 11.929.613/0001-24 100.000000 Itaú Corretora de Valores S.A. 61.194.353/0001-64 99.999990 Itau BBA Assessoria Financeira S.A. 04.845.753/0001-59 99.950830 Itauseg Participações S.A. 07.256.507/0001-50 26.422550 IGA Participações S.A. 04.238.150/0001-99 100.000000 Itaú Consultoria de Valores Mobiliários e Participações S.A. 58.851.775/0001-50 100.000000 Luizacred S.A. Soc. Crédito Financiamento Investimento 02.206.577/0001-80 50.000000 Itauseg Saúde S.A. 04.463.083/0001-06 53.718730 Itaú Chile Inversiones. Servicios Y Administracion S.A. 08.988.150/0001-67 99.999470 Oca S.A. 08.988.128/0001-17 100.000000 Itaú International Holding Cayman Ltd. 05.706.252/0001-54 100.000000 Itaú Unibanco Veículos Administradora de Consórcios Ltda. 42.421.776/0001-25 99.999990 Itaú Rent Administração e Participações Ltda. 02.180.133/0001-12 13.988490 Microinvest S.A. Sociedade de Crédito a Microempreendedor 05.076.239/0001-69 100.000000 Financeira Itaú CBD S.A. Crédito Financiamento e Investimento 06.881.898/0001-30 53.876000 Banco Itaú Veículos S.A. 61.190.658/0001-06 100.000000 Albarus S.A. 05.786.118/0001-00 1.751690 Itaú Administradora de Consórcios Ltda. 00.000.776/0001-01 0.001000 Itaú Seguros S.A. 61.557.039/0001-07 0.000220 ITB Holding Brasil Participações Ltda. 04.274.016/0001-43 0.823410 Base Date: 09/30/2026 219

6.5 Insert the issuer's shareholder organization chart and the economic group to which it belongs. indicating: a. all direct and indirect controlling shareholders and. if the issuer wishes. the shareholders with participation equal to or greater than 5% of a class or type of shares 220

a) Direct and indirect controlling stockholders Direct controlling stockholders Itaúsa S.A. IUPAR - Itaú Unibanco Participações S.A. lndirect controlling stockholders Alfredo Egydio Arruda Villela Filho Alfredo Egydio Nugent Setubal Alfredo Egydio Setubal Ana Lúcia de Mattos Barretto Villela Beatriz de Mattos Setubal Bruno Rizzo Setubal Camila Setubal Lenz Cesar Carolina Marinho Lutz Setubal Cia. E. Jonhston de Participações Companhia ESA Fernando Roberto Moreira Salles Fernando Setubal Souza e Silva Gabriel de Mattos Setubal Guilherme Setubal Souza e Silva João Moreira Salles José Luiz Egydio Setubal Julia Guidon Setubal Luiza Rizzo Setubal Marcelo Ribeiro do Valle Setubal Mariana Lucas Setubal Marina Nugent Setubal Olavo Egydio Setubal Júnior Olavo Egydio Mutarelli Setubal Patrícia Ribeiro do Valle Setubal Paula Lucas Setubal Paulo Egydio Setubal Paulo Setubal Neto Pedro Moreira Salles Ricardo Egydio Setubal Ricardo Villela Marino Roberto Egydio Setubal Rodolfo Villela Marino Rodrigo Ribeiro do Valle Setubal Rudric ITH Participações Ltda. Tide Setubal Souza e Silva Nogueira 221

b) Subsidiary and affiliated companies c) Issuer's ownership interest in the group companies d) Group companies' ownership interest in the issuer e) Companies under common control Company Name Participation in the Voting Capital (%) Participation in the Share Capital (%) Controlled or Subsidiary In Brazil Itaú Unibanco S.A. 100.000000 100.000000 Subsidiary Redecard Instituição de Pagamento S.A. 19.378540 19.378540 Subsidiary Itaú Corretora de Valores S.A. 99.999990 99.999990 Subsidiary Itau BBA Assessoria Financeira S.A. 99.950830 99.950830 Subsidiary Itauseg Participações S.A. 26.422550 26.422550 Subsidiary IGA Participações S.A. 100.000000 100.000000 Subsidiary Itaú Consultoria de Valores Mobiliários e Participações S.A. 100.000000 100.000000 Subsidiary Luizacred S.A. Soc. Crédito Financiamento Investimento 50.000000 50.000000 Subsidiary Itauseg Saúde S.A 53.71873 53.71873 Subsidiary Itaú Unibanco Veículos Administradora de Consórcios Ltda. 99.999990 99.999990 Subsidiary Itaú Rent Administração e Participações Ltda. 13.988490 13.988490 Subsidiary Microinvest S.A. Sociedade de Crédito a Microempreendedor 100.000000 100.000000 Subsidiary Financeira Itaú CBD S.A. Crédito Financiamento e Investimento 53.876000 53.876000 Subsidiary Banco Itaú Veículos S.A. 100 100 Subsidiary Itaú Administradora de Consórcios Ltda. 0.001000 0.001000 Subsidiary Itaú Seguros S.A. 0.000220 0.000220 Subsidiary ITB Holding Brasil Participações Ltda 0.823410 0.823410 Subsidiary Abroad Banco Itaú Chile 26.29650 26.29650 Subsidiary Banco Itaú Uruguay S.A. 100.000000 100.000000 Subsidiary Itaú Chile Inversiones. Servicios Y Administracion S.A. 99.999470 99.999470 Subsidiary Oca S.A. 100.000000 100.000000 Subsidiary Itaú International Holding Cayman Ltda. 100.000000 100.000000 Subsidiary Albarus S.A. 1.751690 1.751690 Subsidiary Base-date: 09.30.2026 222

6.6. Supply other information that the issuer may deem relevant Additional information on items 6.1/6.2 a) Regarding the stockholding position of the stockholder BlackRock, Inc. (“BlackRock”), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12 of CVM Resolution nº 44/2021, as amended by CVM Instruction nº 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company. Taking into consideration the many corporate events that took place at the Company since the acquisition of this interest, we present below the changes in BlackRock’s stockholding position, which represents 7.221% of the preferred shares and 3.569% of the total capital held by BlackRock. Statement of Changes in Blackrock's Stockholding Position (*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011 b) The company announces that, on May 19, 2026, it received from GQG Partners LLC the information required by Article 12 of CVM Resolution No. 44/2021. According to the notice, GQG Partners LLC has come to hold 269,340,203 preferred shares issued by the company, representing 4.979% of the preferred shares and 2.443% of the total share capital. As a result, its position is no longer presented in items 6.1/6.2. 223

c) On February 24, 2022, the capital of Cia. E. Johnston de Participações "EJ", previously distributed among the brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Júnior, Pedro Moreira Salles and João Moreira Salles, was divided between Fernando Roberto Moreira Salles, holder of 50% of EJ's capital and Pedro Moreira Salles and his son, João Moreira Salles, holders, respectively, of 44% and 6% of EJ's capital. Pedro Moreira Salles and João Moreira Salles are also members of the Board of Directors of Itaú Unibanco Holding. The brothers Walther Moreira Salles Júnior and João Moreira Salles therefore ceased to be shareholders of EJ, transferring their respective holdings to the remaining shareholders, Fernando and Pedro, and to the new shareholder, João, in share purchase and sale transactions. There was no change in the stake held by EJ in the capital of IUPAR, parent company of Itaú Unibanco Holding. Control of IUPAR continues to be exercised in accordance with the shareholders' agreement in force and, consequently, the transactions described did not result in any change in the management or governance of Itaú Unibanco Holding. Additional information on item 6.3 The number of individual and corporate stockholders and institutional investors stated in item 6.3 of this Form refers to the May 19, 2026 base date. The number of outstanding shares reported in item 6.3 of this Form refers to the base date of May 19, 2026. 224

7. General Stockholders’ Meetings and Management 7.1. Describe the main characteristics of the management bodies and supervisory council of the issuer, identifying: a. the main characteristics of the nomination and position filing policies, if applicable, and, if the issuer discloses them, where on the web the document can be found Our Nomination and Succession Policy is aimed at establishing minimum requirements for the nomination of members to the Board of Directors, Committees related to the Board of Directors and the Board of Officers of the financial institutions and other regulated companies of the Itaú Unibanco Conglomerate, as well as consolidating the internal procedures and formalizing the practices with respect to the succession of management members, in line with the regulation in force and the best market practices. Only highly-qualified professionals, with distinguished experience (technical, professional and academic), availability of time to perform the duties and high conduct and ethical standards in business, valuing sustainable relationships and practices that are compliant with laws, rules and regulations, always in line with our values and culture, in addition to the criteria established in the regulation in force, shall be nominated to the Board of Directors, Committees and the Board of Officers. The Nominating Policy was approved by the Nominating and Corporate Governance Committee adn the Board of Directors in June 2025 and is available on our Investor Relations website: https:// www.itau.com.br/relacoes-com-investidores/en/policies/ > Policy on the Appointment and Succession of Executives. Meanwhile, the requirements to compose the Supervisory Council are established in its Internal Charter, approved by this body and also available on our website: https://www.itau.com.br/ relacoes-com-investidores/regimentos-internos/ > Internal Charter of the Supervisory Council. b. whether performance evaluation mechanisms are in place, informing, if applicable: i. the frequency of the evaluations and their scope ii. the methodology adopted and the main criteria used in the evaluations iii. whether external consulting or advisory services were engaged Our Board of Directors, its members and Chairperson (or Co-chairpersons), as well as the members of the committees related to the Board, are evaluated on an annual basis for the purpose of analyzing the performance of the management members, in accordance with the best corporate governance practices. The Secretary’s Office of the Board of Directors is also evaluated. The reelection of members of the Board of Directors and committees factors in their good performance in the period and the regular attendance at meetings during the previous term of office, as well as their experience and level of independence. The evaluation process consists of the following stages: self-evaluation by the members of the Board of Directors, cross-evaluation by the members of the Board of Directors (the members evaluate each other), evaluation of the Board of Directors itself by its members, evaluation of the Chairman of the Board (or Co-Chairmen) by its members, evaluation of the Committees by their members and evaluation of the Board by the Chief Executive Officer. The evaluation process is structured taking into account the specific characteristics/responsibilities of the Board of Directors, 225 its members, its Chairman (or Co-Chairmen) and each of the Committees, thus seeking to achieve a high level of specialization during the evaluation. In the evaluation process, specific questionnaires are handed out to the Board of Directors and each committee, and each member of the Board of Directors and the committees is interviewed on an individual basis. The answers are analyzed and compared with the results of previous years so as to identify and address any gaps related to the Board of Directors and the committees that may be unveiled in the process. The Nomination and Corporate Governance Committee provides methodological and procedural support to the evaluation process. This Committee also discusses the results of the evaluation, as well as the composition and succession plan of the Board of Directors. Evaluation of the Board of Officers Our officers undergo a thorough and comprehensive annual evaluation, in which the following performance indicators are considered: financial, processes, customer satisfaction, people management and cross-referenced goals with other departments. The CEO is also evaluated by the members of the Board of Directors. c. rules to identify and manage conflicts of interest According to the Internal Charter of the Board of Directors, its members may not participate in resolutions on matters in which their interest’s conflict with those of the Issuer. Each member must inform the Board of Directors of any conflict of interest as soon as the matter is included in the agenda or proposed by the Chairperson of the Board and, in any case, before the beginning of any discussion on each topic. In the first meeting after the act of their election, the elected member must inform the other Board members of: (a) the main activities they carry out outside the Issuer; (b) participation on the boards of other companies; and (c) commercial relationships with companies of the Conglomerate, including the provision of services to these companies. The Board members can only participate in up to four (4) boards of directors of companies that are not owned by a single economic conglomerate. For the purpose of this limit, the exercise of this duty in philanthropic entities, clubs or associations will not be taken into consideration. This limit can be exceeded upon the approval of the Nomination and Corporate Governance Committee. If a member of the Board or a company controlled or managed by them carries out a transaction with companies of the Itaú Unibanco Conglomerate, the following rules must be followed: (a) the transaction will be performed on an arm’s length basis; (b) if it is not a usual transaction or service provision, appraisal reports must be issued by reputable companies confirming that the transaction was performed on an arm’s length basis; and (c) the transaction must be reported to and carried out by the Related Parties Committee, by the Ethics and Ombudsman Superintendence or by the channels that are usually incumbent in the hierarchy of the Itaú Unibanco Conglomerate, provided that the rules and conditions in the Related Party Transactions Policy are observed. e. specific objectives of the issuer with respect to the diversity of gender, color or race or other attributes among the members of its management bodies and its supervisory council, if any Our Nomination and Succession Policy for the members of the Board of Directors, the committees related to the Board of Directors and the Board of Officers establishes that the nomination process shall take into consideration people with different characteristics and profiles, with a view to complementing skills and diversity, such as criteria of experience in certain themes and subjects, gender, race, age, among others. 226

f. role of the management bodies in the assessment, management and supervision of climate-related risks and opportunities The Board of Directors and the Executive Committee supervise the evolution of the climate agenda through committees dedicated to the environmental, social and climate topics that resolve upon the incorporation of climate issues into strategic decisions and monitor the progress with respect to the commitments and goals established by the bank. The Board of Directors is responsible for supervising the implementation of the decarbonization strategy and recommending the work on specific ESG and climate topics, in addition to being responsible for approving the Environmental, Social and Climate Responsibility Policy (PRSAC). The Board of Directors is also supported by the Environmental, Social and Climate Responsibility Committee, which meets at least three times a year, the Risk and Capital Management Committee and the Audit Committee, which discuss ESG and climate issues upon demand. Meanwhile, the Executive Committee has specific responsibilities on climate management. Itaú Unibanco’s CEO, as well as Itaú BBA's CEO, has specific responsibilities related to the incorporation of the ESG and climate strategy and our Sustainability Office leads the teams responsible for the bank’s ESG and climate strategy and coordinates it with the Risk Officer, who is responsible for the incorporation of the climate risks into Itaú’s risk management structure. Meanwhile, the Finance Officer is responsible for the transparency of the information. At this level, we have the Superior ESG Commission, which meets at least three times a year, the IBBA ESG Committee, which meets at least every two months, and the Environmental, Social and Climate Committee, which meets on demand and is responsible for the discussions related to climate risk at the institution. 7.1D Description of the main characteristics of the management bodies and the Fiscal Council i. total number of members, grouped by self-declared gender identity Number of members by gender declaration: Feminine Masculine Non-binary Others Prefer not to answer Board of Directors² 7 32 0 0 9 Board of Directors - Effective¹ 2 11 0 0 0 Fiscal Council - Effective¹ 0 3 0 0 0 Fiscal Council - Alternate¹ 1 2 0 0 0 Total Employees 10 48 0 0 9 ii. total number of members, grouped by self-declared color or race identity Number of members by color and race declaration: Yellow White Black Grizzly Indigenous Others Prefer not to answer Board of Directors² 1 45 0 2 0 0 0 Board of Directors - Effective¹ 0 12 0 1 0 0 0 Fiscal Council - Effective¹ 1 2 0 0 0 0 0 Fiscal Council - Alternate¹ 0 3 0 0 0 0 0 Total Employees 2 62 0 3 0 0 0 iii. total number of people with disabilities, characterized in accordance with applicable legislation 227

Number of Members - People with Disabilities Person with Disabilities Person without Disabilities Prefer not to answer Not applicable Board of Directors² 1 47 — 0 Board of Directors - Effective¹ 1 12 0 0 Fiscal Council - Effective¹ 0 3 0 0 Fiscal Council - Alternate¹ 0 3 0 0 Total Employees 2 65 — 0 ¹ The data reported in the table above considers the members of the Board of Directors and Fiscal Council elected in April 2026. ² The data provided in the table above considers the Board members elected up to 04.30.2026, except those who were not reelected. iv. total number of members grouped by other diversity attributes that the issuer deems relevant There is no information on other diversity attributes. e. if any, specific objectives that the issuer may have regarding diversity of gender, color or race, or other attributes among the members of its governing bodies and its supervisory board. Our Policy for the Nomination and Succession of members of the Board of Directors, Committees related to the Board of Directors, and the Board of Officers stipulates that the nomination process should consider individuals with diverse characteristics and profiles, aiming for complementary skills and diversity, using criteria such as experience in specific topics and subjects, gender, race, age, among others. f. the role of management bodies in assessing, managing, and overseeing climate-related risks and opportunities The Social, Environmental and Climate Responsibility Committee, which meets at least three times a year, the Risk and Capital Management Committee, and the Audit Committee discuss ESG and climate issues on demand. The CEO of Itaú Unibanco, as well as the CEO of Itaú BBA, have specific responsibilities regarding the incorporation of the ESG and climate strategy. Our Sustainability Director leads the teams responsible for the bank's ESG and climate strategy and coordinates with the Risk Director, who is responsible for incorporating climate risks into Itaú's risk management structure. The Finance Director, in turn, is responsible for the transparency of information. At this level, we have the Senior ESG Committee, the IBBA ESG Committee, and the Senior Committee on Social, Environmental and Climate Risk, which is responsible for discussions related to climate risk within the institution, both at the operational/client level and at the institutional level, when the Social, Environmental and Climate Risk Committee indicates the need for submission to a higher authority. 228

7.2. Specifically with respect to the board of directors, please indicate: a. bodies and permanent committees that report to the board of directors a.1 Board of Directors The Board of Directors, which is a joint decision-making body, is mandatory since we are a publicly-held company. It is incumbent upon the Board of Directors to: • establish general business guidance; • elect and remove officers and establish their duties; • nominate officers to the Boards of Officers of the controlled companies as specified; • supervise the performance of the officers and examine, at any time, books and records, request information on contracts already entered into or to be entered into, and take any other actions; • call General Stockholders’ Meetings at least twenty-one (21) days in advance and the number of days will be counted from the publication of the first call; • express an opinion on the management report, the accounts of the Board of Officers and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; • resolve upon estimates of results and investment budgets and respective action plans; • engage and remove independent auditors, without prejudice to the provisions in Article 7 of the Issuer’s Bylaws; • resolve upon the distribution of interim dividends, including to the existing retained earnings or revenue reserve accounts in the most recent annual or semiannual balance sheet; • resolve upon the payment of interest on capital; • resolve upon stock buybacks, on a non-permanent basis, to be held in treasury or decide on their cancellation or disposal; • resolve upon the purchase and entry of put and call options supported by its own shares issued for the purpose of being cancelled, held in treasury or disposed of as amended; • resolve upon the set up of committees to address specific matters within the scope of the Board of Directors; • elect and remove members of the Audit Committee and Compensation Committee; • approve the operating rules that the Audit and Compensation Committees may establish for their own operations and become aware of the committees’ activities through their reports; • assess and disclose on an annual basis who the independent members of the Board of Directors are, and also examine any circumstances that may compromise their independence; • approve direct or indirect investments and divestitures in equity interests that exceed fifteen per cent (15%) of the Issuer’s book value registered in the most recent audited balance sheet; • state a position on the public offerings of shares or other securities issued by the Company; • resolve, within authorized capital limit, upon capital increases and issues of negotiable instruments and other convertible instruments; and 229

• examine related-party transactions based on the materiality criteria provided for in its own policy, by itself or by one of its committees, and it is assured that a report should be submitted to the Board of Directors in the latter case. The Board of Directors is made up of a minimum of 10 and a maximum of 14 members, will have 1 Chairman or 2 Co-Chairmen and may have up to 3 Vice-Chairmen chosen by the General Meeting when electing the members of the Board of Directors. A member who is (i) 73 years of age on the date of the election may not be elected for the position of Chairperson or Co-Chairperson, and a member who is (ii) 70 years of age on the date of the election may not be elected for the other positions of the Company’s Board of Directors. The structure, composition and powers of the Board of Directors are included in the Bylaws and its operating rules are established in its own internal charter, approved by the Board of Directors, last updated on February 4, 2026 available on the Investor Relations website: www.itau.com.br/ relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Board of Directors. a.2 Board of Officers Operational and executive duties are the responsibility of the Board of Officers, subject to the guidelines set out by the Board of Directors. The Board of Officers is the body responsible for managing and representing the Issuer, and it may have from five to sixty members, in compliance with the decision of the Board of Directors when establishing these positions. The term of office for Officers is one year, their reelection being permitted, and they will remain in their positions until their replacements take office, and (i) those who are already 62 years of age on the election date may not be elected for the position of Chief Executive Officer, and (ii) those who are already 60 years of age on the election date may not be elected for other positions on the Board of Officers. Two officers together will have powers to (i) assume obligations, in any act, contract or document that entails liability, including providing guarantees for third party obligations; (ii) waive rights, encumber and dispose of permanent asset items; (iii) appoint attorneys-in-fact for carrying out acts; and (iv) decide on the opening, closing and reorganization of facilities. In cases in which the amount involved is higher than R$500 million, at least one of the two officers must be the Chief Executive Officer or an officer who is a member of the Executive Committee. The Issuer may also be represented by an officer in situations that do not imply (a) assumption of obligations in any act, contract or document that results in responsibility, including the offer of guarantees to third parties; or (b) waiver of rights and encumbrance or disposal of permanent assets. In the above cases, except for items (iii) and (iv), the Issuer may also be jointly represented by a officer and an attorney-in-fact, or by two attorneys-in-fact. Exceptionally, the Issuer may be represented by a single attorney-in-fact: (i) before any direct or indirect body of the public administration, in acts that do not imply the assumption or waiver of rights and obligations; (ii) with powers of attorney with an ad judicia clause; (iii) at general stockholders’ meetings and stockholders’ or quotaholders’ meetings of companies or investment funds in which we have interests. In the event of items (i) and (iii), the Company may also be represented by only one officer. The structure, composition and powers of the Board of Officers are included in the Bylaws and its internal charter approved by the Board of Directors, last updated on February 27, 2025, available 230 on the investor relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Board of Officers. a.3 Committees related to the Board of Directors Each committee related to the Board of Directors has its own internal charter containing its structure, composition, powers and operating rules. All charters are disclosed on the Investor Relations website. a.3.1 Strategy Committee The Strategy Committee is responsible for promoting discussions on relevant matters that strongly impact the Issuer for us. It is incumbent upon the Strategy Committee, among other duties, to support the decisions of the Board of Directors, proposing budget guidelines and issuing opinions and recommendations on strategic guidelines and investment opportunities. The Committee has its own internal regulations, approved by the Board of Directors and last updated on February 27, 2025, which are available on the investor relations website: www.itau.com.br/relacoes-com- investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Strategy Committee. a.3.2 Nomination and Corporate Governance Committee The Nomination and Corporate Governance Committee is responsible for promoting and overseeing discussions related to our governance. Among its duties are: the analysis and issue of opinions on potential conflicts of interest between the members of the Board of Directors and the Conglomerate companies, the methodological and procedural support for the evaluation of the Board of Directors, its members, committees and the Chief Executive Officer, and the discussion on the succession of members of the Board of Directors and the Chief Executive Officer, as well as their recommendations. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, which are available on the investor relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Nomination and Corporate Governance Committee. a.3.3 Personnel Committee The Personnel Committee is responsible for setting the main guidelines related to people. Among its duties are the setting of guidelines on talent attraction and retention, as well as on recruitment and training, and our long-term incentive programs. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, which are available on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Personnel Committee. a.3.4 Compensation Committee The Compensation Committee is responsible for promoting discussions on management compensation-related matters. Among its duties are: the development of a compensation policy for our management members, the proposal to the Board of Directors of different forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs, the discussion, examination and supervision of the implementation and operation of the existing compensation models and the discussion of the general principles for compensating our employees, recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, which are available on the Investor Relations website: www.itau.com.br/ 231 relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Compensation Committee. a.3.5 Capital and Risk Management Committee The Risk and Capital Management Committee is responsible for supporting the Board of Directors in the performance of our capital and risk management-related duties, submitting reports and recommendations on these topics for the Board’s approval. Among its duties are: the definition of our risk appetite and the expected minimum return on capital and the supervision of the risk management and control activities, aimed at ensuring their adequacy to the risk levels assumed and the complexity of the operations, in addition to meeting regulatory requirements. The Risk and Capital Management Committee is also responsible for improving our risk culture. The Committee has its own internal charter, approved by the Board of Directors on February 27, 2025, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Risk and Capital Management Committee. a.3.6 Audit Committee The Issuer has an Audit Committee that complies with the rules issued by the National Monetary Council for audit committees of financial institutions. The Audit Committee is responsible for overseeing the quality and integrity of the financial statements, compliance with legal and regulatory requirements, the performance, independence and quality of the services provided by independent auditors and the Internal Audit Department, and the quality and effectiveness of the internal control and risk management systems. Set up in April 2004 by the General Stockholders' Meeting, it is the only audit committee for institutions authorized to operate by the Central Bank of Brazil and for companies overseen by the Superintendency of Private Insurance (SUSEP) that are part of the Conglomerate. The members of the Audit Committee are annually elected by the Board of Directors from among its members or professionals with renowned skills and outstanding knowledge, provided that at least one of the members of this Committee will be a designated Financial Expert and must have proven knowledge in the accounting and auditing fields. All members of the Audit Committee are independent, in accordance with CMN regulation, and the Board of Directors will terminate the term of office of any Audit Committee member if their independence is affected by any actual or potential conflict of interests. The evaluations of the Audit Committee are based on information received from management, external auditors, internal auditors, departments responsible for risk management and internal controls, and on analyses made by the Committee members as a result of direct observation. The Committee has its own internal regulation, updated by the Board of Directors on February 4, 2026, disclosed on the Investor Relations website: www.itau.com.br/relacoes-com-investidores > IItaú Unibanco > Corporate Governance > Policies > Regulation of the Audit Committee. a.3.7 Related Parties Committee The Related Parties Committee is responsible for analyzing related-party transactions in the situations specified in our Related Party Transactions Policy, aimed at ensuring that these transactions are carried out with transparency and at arm’s length. The Related Parties Committee is fully composed of independent members. The Committee has its own internal charter, approved by the Board of Directors on February 27, 2025, disclosed on the Investor Relations website: 232

www.itau.com.br/relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Related Parties Committee. a.3.8 Environmental, Social and Climate Responsibility Committee The Environmental, Social and Climate Responsibility Committee is responsible for defining strategies to strengthen the Company’s corporate social responsibility and monitoring the performance of social institutions related to it, as well as initiatives carried out directly by the Company. The Committee has its own internal charter, approved by the Board of Directors and last updated on February 27, 2025, disclosed on the Investor Relations website: www.itau.com.br/ relacoes-com-investidores > Itaú Unibanco > Corporate Governance > Internal Charter > Internal Charter of the Environmental, Social and Climate Responsibility Committee. a.3.9 Customer Experience Committee The scope of the Customer Experience Committee is to promote and ensure discussions, within the Board of Directors, of relevant issues with a high impact on customer experience. The Committee has its own internal regulations, approved by the Board of Directors, last updated on February 27, 2025, available on the investor relations website: www.itau.com.br/relacoes-com- investidores> Itaú Unibanco > Corporate Governance > Internal Regulations > Internal Regulations of the Customer Experience Committee. a.4. Internal Audit The internal audit is an independent and objective assurance and advisory activity designed to add value and improve the organization’s operations, as set forth in the International Professional Practices Framework - IPPF) of The Institute of Internal Auditors – The IAA. It helps the organization achieve its goals through the application of a systematized and regulated approach to evaluating and improving the efficiency of risk management, control and governance processes. In Itaú Unibanco’s governance, the Internal Audit is the third line of governance. The executive departments are the first line, and the Risk and Internal Controls Department is the second line. The Internal Audit Officer annually reports on the Internal Audit Department’s purpose, authority and responsibility and confirms its independent performance to the Co-Chairpersons of the Board of Directors and the Audit Committee. Should any actual or apparent impediments to the independence or objectivity be identified, they will be reported to the Co-Chairpersons of the Board of Directors and the Audit Committee. b. how the board of directors assesses the work of the independent auditors, indicating whether the issuer has a policy to engage non-audit related services with the independent auditor, and, if the issuer discloses this policy, where on the web the document can be found The Audit Committee is responsible for evaluating the work performed by the independent auditors of the Conglomerate on an annual basis. This evaluation process includes a questionnaire, which is also updated annually, filled out by the Committee based on its direct observation, interviews with the Officers who have a relationship with the independent auditors, as well as the result of the qualitative and quantitative survey with the departments that have a direct relationship with the independent auditors and the CFOs of the foreign units. The result of this evaluation is presented in writing by the Audit Committee to the technical engagement partner of the independent auditors and discussed at an in-person meeting, and it is also reported to the Board of Directors. 233

The Company has a policy to engage services from independent auditors, including non-audit services (Policy for engaging the services to be provided by the independent auditors of the Conglomerate), and the review of which was approved by the Audit Committee on May 16, 2025. c. channels established for the board of directors to become aware of critical issues related to the ESG and compliance topics and practices, if any Sustainability is an important issue in the Board's deliberations and, whenever topics that require attention arise, they are included on the agenda of the meetings of the Social, Environmental and Climate Responsibility Committee and the Board itself, guaranteeing due visibility and treatment. Board members have direct access to the executives responsible for the agendas and can demand studies and debates. Urgent issues can be brought before the Board at any time. 234

7.3 Composition and professional experience of the board of directors and fiscal council 235

7.3 Composition and professional experience of the board of directors and fiscal council Administrator: Name: Taxpayer ID (CPF): ADRIANO CABRAL VOLPINI 162.572.558-21 Profession: Date of birth: Business Administrator 12/06/1972 Profissional experience: Nationality: Brazil Adriano Cabral Volpini, a member of the Partners Program, he has been served as Corporate Security Director and Chief Security Officer (“CSO”) at Itaú Unibanco Group since 2012, with over 30 years of experience in the financial sector, 25 of which focused on risk and security activities. He has held several positions within Itaú Unibanco Group, including Superintendent of Illicit Acts Prevention from 2005 to 2012; Illicit Acts Prevention Manager from 2004 to 2005; Inspection Manager in 2003; Inspector from 1998 to 2003; and Auditor from 1996 to 1997, in addition to serving as an executive in several Itaú Unibanco Group companies. He currently serves as a Board Member of the Cybersecurity Commission as a cybersecurity specialist and as a full member of FEBRABAN’s Fraud Prevention Commission. He participated as a panelist at the 33rd Edition of FEBRABAN TECH 2023 – Technological Innovations and Cyber Resilience at the Service of Society. He is also a member of Banco Carrefour’s Risk Committee and serves as an Executive Officer specializing in operational and security risks. Additionally, he is a statutory member of ToTvs Techfin, where he holds a position on the Audit Committee, overseeing operational and security risks for the company. He holds a bachelor’s degree in accounting and financial administration from Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil, and an MBA in finance from Brazilian Institute of Capital Markets (“IBMEC”), Brazil. He has also completed courses in innovation at Stanford University and strategy and finance at Harvard University, both in the United States. He has been a certified professional by the Association of Certified Fraud Examiners since December 2003. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 12/12/2018 236

Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALBANO MANOEL ALMEIDA 286.052.458-40 Profession: Date of birth: Engineer 09/15/1979 Profissional experience: Nationality: Brazil Albano Manoel Almeida, a member of the Partner Program, he has been an Officer at Itaú Unibanco Holding since October 2025. He is currently responsible for CRM, Engagement, and Data. He has held several positions at Itaú Unibanco Group, including Superintendent of CRM and Individual Engagement from 2019 to 2025; Superintendent of Credit Products for Individuals from 2015 to 2019; Superintendent of Individual Checking Accounts and Projects from 2014 to 2015; Customer Profitability Manager from 2012 to 2014; Individual Tariffs and Checking Accounts Manager from 2011 to 2012; Integrated Credit Offer Manager from 2010 to 2011; Personnalité Studies and Models Manager from 2009 to 2010; Individual Products Coordinator in the Customer Management Department from 2008 to 2009; Coordinator of Special Studies for Individual Products from 2007 to 2008; Analyst of Special Studies for Individual Products from 2006 to 2007; and Trainee in Special Studies for Individual Products from 2005 to 2006. He represents Itaú Unibanco in the Executive Commissions of Individual Products, with emphasis on topics such as overdraft self-regulation, Fundo de Financiamento ao Estudante do Ensino Superior ("FIES Revision"), and the New IN for Payroll Loans at FEBRABAN. He worked as a Treasury Controller Trainee from 2004 to 2005 at Banco Fibra. He holds a bachelor’s degree in engineering from University of São Paulo (“USP”), São Paulo, Brazil, a CFM – Certificate in Financial Management from Insper Institute of Education and Research, São Paulo, Brazil, and completed the Program for Management Development at ISE Business School, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 12/10/2025 237

Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Nationality: Brazil Alfredo Egydio Setubal Position and Term of Office He has been a non-executive member of our board of directors since 2007. Experiences, Skills and Abilities Financial sector and capital markets At Itaúsa S.A., he has been serving as CEO and investor relations officer since 2015 and has been a member of the board of directors since 2008. He also has been the chairman of the board of directors of Dexco S.A. since 2021 and board member since 2015; a member of the board of directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He was chairman of the National Association of Investment Banks (“ANBID”) from 2003 to 2008; and he has been a member of the Superior Guidance, Nomination and Ethics Committee of the Brazilian Institute of Investor Relations (“IBRI”) since 2010, having chaired IBRI’s board of directors from 2000 to 2003. He was also a member of the board of directors of the Brazilian Association of Publicly-Held Companies (“ABRASCA”) from 1999 to 2017. He is currently the chairman of the Environmental, Social and Climate Responsibility Committee and a member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee, and the Personnel Committee of Itaú Unibanco. ESG He has been the chairman of the Board of Trustees of the Fundação Itaú, an institution responsible for social initiatives focused on education (in partnership with UNICEF and other NGOs) and the democratization and promotion of Brazilian culture, and the Chairman of the Decision-Making Council of the São Paulo Museum of Art (“MASP”) since 2015. He has been a member of the board of directors of the São Paulo Biennial Foundation since 2009. He is also a member of the Boards of the Museum of Modern Art of São Paulo (“MAM”) and the Institute of Contemporary Art (“IAC”). Academic Background He holds both bachelor’s and postgraduate degrees in business administration from Fundação Getúlio Vargas (“FGV”), São Paulo, Brazil. Management body: 238

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Nationality: Brazil Álvaro Felipe Rizzi Rodrigues, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2014. He is currently responsible for the following legal departments: Wholesale Banking and Corporate Banking (covering legal matters related to investment banking, brokerage, treasury, asset management and other wealth management services, private banking, banking products for large, medium and small companies, directed credit and on-lending, international loans and foreign exchange); Civil Litigation; Proprietary M&A; National and International Corporate Affairs; Corporate Governance (Legal); Antitrust; as well as the Ombudsman’s Office and Government Relations departments of Itaú Unibanco. He previously led the Retail Banking Legal department (handling legal issues related to products and services for individual customers – checking accounts, payment accounts, credit cards, merchant acquiring, payroll loans, mortgage loans, vehicle financing, consortia, insurance, private pension plans, capitalization products, etc.). He has also served as a Director of Fundação Itaú (Itaú Foundation) since 2019. He joined Itaú Unibanco Group in 2005, serving as Legal Manager and later as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments at Tozzini Freire Advogados from 1998 to 2005. He holds a bachelor’s degree in law from the University of São Paulo (“USP”), São Paulo, Brazil, and completed a specialization course in corporate law at Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. He holds a Master of Laws (LL.M.) from Columbia Law School, New York, United States. 239

Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 240

Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Nationality: Brazil Ana Lúcia de Mattos Barretto Villela Position and Term of Office She has been a non-executive member of our board of directors since 2018. Experiences, Skills and Abilities Financial sector, capital markets, and other Industries She has held several positions at the Itaú Unibanco Group, including serving as a member of our board of directors from 1996 to 2001. She is co-founder of MFF&CO, a global impact entertainment studio operating in São Paulo (Brazil), Los Angeles (United States), and London (United Kingdom) since May 2024; co-founder of the Alana Down Syndrome Center at MIT since 2019; alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; member of Itaú’s Personnel Committee since 2018; member of Itaú’s Nomination and Corporate Governance Committee since 2018; vice-chair of the board of directors (Non-Executive Member) of Itaúsa S.A. since 2017; member of the Advisory Board of Itaú Social since 2017; co-founder of AlanaLab since 2014; co-founder of Maria Farinha Filmes since 2009; founding chairwoman of the Alana Foundation since 2012; CEO of Instituto Alana since 2002; and Ashoka Fellow since 2010. ESG She has been a member of the Social, Environmental, and Climate Responsibility Committee since 2019 (formerly the Social Responsibility Committee); member of Itaúsa’s Sustainability and Risk Committee since 2021. Also serves on the Advisory Board of the Stanford Down Syndrome Research Center since January 2022. Previously served on the board of Participant, a media and entertainment organization founded by social entrepreneur Jeff Skoll, from March 2022 to July 2024; member of the Advisory Board of UCLA Lab School from May 2022 to July 2024; member of the Advisory Board of Instituto Akatu from 2013 to 2017; member of the Advisory Board of Fairplay Organization from 2015 to 2017; member of the Advisory Board of Conectas from 2003 to 2018; member of Dexco’s Sustainability Committee from 2015 to 2018; and alternate member of Dexco’s board of directors from 2018 to 2020. Technology and Information Security Since 2018, she has been the first Latin American representative on the XPRIZE Innovation Board, a nonprofit organization founded by Peter Diamandis that designs and manages global competitions to foster the development of breakthrough technologies addressing humanity’s greatest challenges. From 2019 to 2024, Alana Foundation, co-founded by Villela, supported the XPRIZE Rainforest competition, aimed at accelerating the creation of technologies capable of mapping tropical forest biodiversity. Academic Background Holds a bachelor’s degree in education with a specialization in school administration and a master’s degree in educational psychology, both from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. Studied business administration at Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil (incomplete), and attended a postgraduate program in third sector management at Fundação Getulio Vargas (“FGV”), São Paulo, Brazil (incomplete). Management body: 241

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 10/24/2018 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRE BALESTRIN CESTARE 213.634.648-25 Profession: Date of birth: Engineer 06/08/1978 Profissional experience: Nationality: Brazil Andre Balestrin Cestare, member of the Partners Program, has been an Officer since 2017. He is currently responsible for Retail Banking Financial Planning and for Technology and Operations. He has held several positions at Itaú Unibanco Group, including Wholesale Banking Financial Planning Officer from 2019 to 2022, Retail Banking Financial Planning Officer from 2017 to 2019, and Finance Superintendent from 2010 to 2017. He holds a bachelor’s degree in mechanical engineering from the University of São Paulo (“USP”), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. He also attended the Executive Management Training Program at Fundação Dom Cabral, São Paulo, Brazil. Management body: 242

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 11/06/2017 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 243

Name: Taxpayer ID (CPF): ANDRÉ LUÍS TEIXEIRA RODRIGUES 799.914.406-15 Profession: Date of birth: Engineer 08/11/1973 Profissional experience: Nationality: Brazil André Luís Teixeira Rodrigues Position and Term of Office Officer since 2005, member of the Partners Program since 2010, and member of the Executive Committee of Itaú Unibanco Group since 2021. He is currently responsible for the entire Personal Banking (Retail) business for individual clients (Full Bank and monoline services) across all segments (low-income, middle-income, and high-income – Itaú Branches, Uniclass, and Itaú Personnalité – as well as Public Sector clients). This includes all distribution and service channels (physical branches, call centers, digital branches, and digital channels) and the main Personal Banking products such as Payment Methods (Cards), Loans including Mortgage Loans, Personal Loans, Payroll Loans, and Vehicle Financing, company´s payroll and Insurance, in addition to the Credit & Collections, Strategic Planning, and Retail CRM/Customer Engagement areas for Personal Banking. Previously, he was responsible for the entire Retail Business for Small and Medium Enterprises (SMEs), including cash management products and services, the merchant acquiring business (Rede), and Itaú Empresas (Itaú’s fully digital, end-to-end banking operation for SMEs in Brazil), as well as the Credit & Collections, Strategic Planning, CRM/Customer Engagement, and Digital Channels areas for the SME segment. From 2019 to 2022, Mr. Rodrigues led the Retail Banking segment (Individuals and Companies), which covered all internal full-bank client segments in Branch Banking (individual and business clients, government and payroll clients), as well as the Insurance, Products and Strategic Planning, CRM, Digital Channels and UX departments. Between 2003 and 2018, he held several leadership positions in Wholesale Banking at Itaú BBA: until 2013 in the Corporate and Large Corporate segments (as Senior Officer, Regional Director and Executive Director); in 2014 he led the creation of the Middle Market segment in Wholesale; and from 2016 he headed the new Commercial Banking structure (Middle Market, Corporate and Large Corporate, including sector-specific niches like Agribusiness, Real Estate, Multinationals, and Financial Sponsors), also creating the Wholesale Credit Recovery & Restructuring area and taking charge of the Products & Services and Strategic Planning areas of Itaú BBA. He joined Itaú Unibanco Group in 2000, became a Superintendent between 2001 and 2003, and has been an Officer since 2005. He served as Executive Director from 2008 to 2018, Coordinating Executive Director in 2019 and 2020, and was a member of both the Wholesale and Retail Executive Committees during those periods. He has been a member of Itaú Unibanco’s Executive Committee since 2021. He has been a member of the Partners Program of the bank since 2010. He also serves as a member of the board of directors of Porto Seguro S.A. Academic Background He holds a bachelor’s degree in mechanical engineering with specialization in automation and systems ("mechatronics") from the Polytechnic School of the University of São Paulo (“USP”), São Paulo, Brazil. Management body: 244

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRÉ MAURICIO GERALDES MARTINS 276.540.908-03 Profession: Date of birth: Business Administrator 11/13/1976 Profissional experience: Nationality: Brazil André Mauricio Geraldes Martins, member of the Partners Program, has been an Officer at Itaú Unibanco Group since January 2021. He is currently responsible for the Credit Risk and Retail Risk Modeling departments. Mr. Martins has held several positions at Itaú Unibanco Group, including Risk Superintendent from 2017 to 2020 and Credit & Collections Superintendent from 2006 to 2013. He also served as Executive Finance Superintendent at Banco Pan (BTG) from 2013 to 2016. He started his career in the telecommunications industry at Vivo Telefônica S.A., where he worked from 2002 to 2005. He holds an MBA in corporate management from Fundação Dom Cabral, São Paulo, Brazil, a post-MBA certificate from the Kellogg School of Management at Northwestern University, Illinois, United States, and completed executive education in risk management at The Wharton School, University of Pennsylvania, United States. Management body: 245

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 246

Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Nationality: Brazil Candido Botelho Bracher Position and Term of Office He has been an independent member of our board of directors since April 2024, and a non-executive member of our board of directors since 2021. Experiences, Skills and Abilities Financial sector and capital markets He has held several positions at Itaú Unibanco Group, including serving as CEO from 2017 to 2021, senior vice president of wholesale banking from 2015 to 2017, and vice president from 2004 to 2015. He has been a member of the board of directors of Mastercard Incorporated since 2021 and was a member of the board of directors of Banco Itaú BBA S.A. from 2003 to 2017, of B3 S.A. from 2009 to 2014, and of Grupo Pão de Açúcar from 1999 to 2013. He was a founding partner of investment bank BBA Creditanstalt, a joint venture established in 1988. Risk Management He served as CEO of Itaú Unibanco Holding S.A., during which time he was in charge of risk management at the executive level, chairing seven superior risk committees, such as the Superior Market and Liquidity Risk Committee, the Superior Operational Risk Committee, and the Superior Credit Committee. In these forums, he deliberated on corporate risk policies, risk management processes, risk appetite, and the organization’s risk culture. He is currently a member of the Risk and Capital Management Committee, contributing to the definition, review and approval of risk appetite, strategies, and institutional risk policies. ESG He is a member of FGV’s Superior Council for the Bioeconomy and is deeply engaged in initiatives to protect the Pantanal biome in Brazil. He is a member of the board of directors of Instituto Acaia, which develops educational programs aimed at preserving the Pantanal biome. He also completed a Climate Change training program in 2021 offered by the Brazilian Institute of Corporate Governance (“IBGC”) through the Chapter Zero initiative, a global network to engage board members in climate challenges. He is also a columnist for the Brazilian newspaper Folha de São Paulo. Academic Background He holds a bachelor’s degree in business administration from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. Management body: 247

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS EDUARDO DE ALMEIDA MAZZEI 223.863.918-76 Profession: Date of birth: Eletric Engineer 12/22/1982 Profissional experience: Nationality: Brazil Carlos Eduardo de Almeida Mazzei, member of the Partners Program, has been an Officer at Itaú Unibanco Holding S.A. since April 2026. Since 2024, he has been responsible for Architecture, Artificial Intelligence, Emerging Technologies, Data, and Machine Learning. He has held several positions within the Itaú Unibanco Group, including Director of Technology, serving as CIO of Wealth Management & Services and Global Markets & Treasury from 2020 to 2024, Superintendent of Software Development from 2018 to 2020, Software Development Manager from 2015 to 2018 and from 2011 to 2013, Software Development Manager from 2010 to 2011, Senior Systems Analyst in 2010, and Trainee from 2008 to 2010. He also worked at Apple Inc. in 2014. He holds a Bachelor’s degree in Electrical Engineering from the Polytechnic School of the University of São Paulo (“USP”), a Master’s degree in Electronic Engineering from Politecnico di Milano, a postgraduate specialization from Fundação Getulio Vargas (“FGV”), and an MBA from the Kellogg School of Management at Northwestern University. Management body: 248

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/01/2026 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS FERNANDO ROSSI CONSTANTINI 166.945.868-76 Profession: Date of birth: Engineer 05/02/1974 Profissional experience: Nationality: Brazil Carlos Fernando Rossi Constantini Position and Term of Office Member of the Partners Program, officer and member of the Executive Committee of Itaú Unibanco Group since 2021. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He is currently responsible for the Wealth Management & Services division, which covers the clients’ investment journey from product offering and customer experience to distribution and asset management. He served as an executive officer from 2019 to 2021. In 2017, Mr. Constantini became CEO of Itaú Unibanco in the United States and head of international private banking in Miami from 2017 and 2018. He was vice president of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) from 2019 to 2022. He has held several roles at Itaú Unibanco Group, including officer from 2009 to 2017 and deputy officer from 2007 to 2009. Academic Background He holds a bachelor’s degree in production engineering from the University of São Paulo (“USP”), São Paulo, Brazil. Management body: 249

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CARLOS ORESTES VANZO 122.230.988-27 Profession: Date of birth: Bachelor of Laws 08/12/1971 Profissional experience: Nationality: Brazil Carlos Orestes Vanzo Position and Term of Office Member of the Partners Program and officer, member of the Executive Committee of Itaú Unibanco Group. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He is currently responsible for the Small and Medium Enterprises segment within Retail Banking, as well as for the Merchant Acquiring business (Rede), and the Products, Credit, Recovery, CRM, Channels & Digital Branches, and Business Banking Strategy departments for Itaú Unibanco Group. Previously, he was responsible for the Retail Business – Individuals, encompassing the Physical and Digital Branch segments (mass market, middle and high-income – Itaú Branch, Uniclass, and Personnalité), the Insurance division, and the Personal Banking Strategy division (including CRM, Planning, Projects, Payroll, Government, and Credit & Recovery). He served as an Executive Officer from 2019 to 2022, leading the Retail Business – Individuals, Business (SME) segment, and Business Banking Credit. From 2004 to 2018, Mr. Vanzo held several leadership positions at Banco Itaú and Itaú BBA, most notably in the Corporate and Middle Market segments. He began his career at Itaú Unibanco Group in 1997 and has been a member of the Executive Committee since 2023. Academic Background He holds a bachelor’s degree in law from Universidade Paulista (“UNIP”), São Paulo, Brazil; a postgraduate degree in business administration from the University of São Paulo (“USP”), São Paulo, Brazil; and an Executive MBA from the Massachusetts Institute of Technology (“MIT”), Cambridge, Massachusetts, United States. 250

Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/01/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 251

Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Nationality: Brazil Cesar Nivaldo Gon Position and Term of Office He has been an independent member of our board of directors since 2022. Experiences, Skills and Abilities Financial sector and capital markets He is a member of the board of directors of the Lean Enterprise Institute (“LEI”) and was a member of the board of directors of Raia Drogasil S.A. from 2021 to 2023. An active venture capital and startup investor, Mr. Gon led the IPO of CI&T Inc. on the New York Stock Exchange (“NYSE”) and has been a member of the board of directors of the Lumina Unicamp Endowment Fund since 2020. He was recognized as Entrepreneur of the Year in Brazil by EY (EY Entrepreneur of The Year™) in 2019. Technology and Information Security He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions – including AI and hyper-digital platforms, modernization, cloud services, data analytics, cybersecurity, and digital product design – since 1995. He is the Chairman of the Board of Sensedia, a leading company in the API Management market. He has a long-standing career as an important voice in leadership development, digital transformation, and artificial intelligence. He also served as a Technology Advisor on the Board of Grupo Boticário from 2020 to 2023. Academic Background He holds a bachelor’s degree in computer engineering and a master’s degree in computer science, both from the University of Campinas (“UNICAMP”), São Paulo, Brazil. He is the co-author of the book “Faster, Faster: The Dawn of Lean Digital” (2020) and a columnist for the MIT Sloan Management Review. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 07/01/2022 Conviction: 252

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CLÁUDIO JOSÉ COUTINHO ARROMATTE 991.173.127-87 Profession: Date of birth: Eletric Engineer 02/15/1966 Profissional experience: Nationality: Brazil Cláudio José Coutinho Arromatte, he has been an effective member of the Fiscal Council of Itaú Unibanco Holding S.A. since April 2026, a member of the Partners Program, has been an Officer at Grupo Itaú Unibanco since 2004. He has held various positions within Grupo Itaú Unibanco, including General Officer of IGA Itaú Asset Management, a subsidiary of Itaú Unibanco that provides efficiency services in Strategic Sourcing and indirect cost reduction for the bank and its clients (2023 to 2025); Purchasing and Assets Officer (2016 to 2022); Officer of Operational Risk, Internal Controls, and Compliance (2010 to 2016); and Officer of Operations and Retail Service, Purchasing, and Assets (2004 to 2008). He has served as Executive Officer of Instituto Unibanco for the past 10 years, as well as Alternate President of Fundação Itaú Unibanco de Previdência for the past 5 years. He began his career in 1986, working at companies such as White Martins Gases Industriais S.A., Ambev, Rio de Janeiro Refrescos Ltda., and Casas Sendas Comércio e Indústria. He holds a bachelor's degree in Electrical Engineering and a master's degree in Control and Systems Optimization, both from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: Fiscal Council (Effective) Elected to Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/01/2026 Conviction: 253

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CRISTIANO GUIMARÃES DUARTE 024.311.796-56 Profession: Date of birth: Administrator 01/02/1976 Profissional experience: Nationality: Brazil Cristiano Guimarães Duarte, member of the Partners Program since 2009, has been an Officer at Itaú Unibanco Group since 2015. He is currently globally responsible for the Corporate & Investment Banking division, which includes Fixed Income structuring and distribution (local and international DCM, project finance, and structured transactions), Equity structuring and distribution (ECM), and Mergers & Acquisitions (M&A). He is also the Chairman of Itaú BBA International, our bank in Europe. He has held several positions at Itaú Unibanco Group, serving as Head of CIB (corporate and investment banking divisions), Head and Managing Director of Investment Banking in Brazil, and Officer of the Corporate Banking department between 2008 and 2020. Mr. Duarte was an Investment Banking Officer at Banco UBS Pactual from 2007 to 2008, and previously a managing partner at KPMG, where he began his career. He holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de Minas Gerais (“PUC-MG”), Minas Gerais, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/13/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a 254

Administrator: Name: Taxpayer ID (CPF): DANIEL MENEZES SANTANA 008.752.405-85 Profession: Date of birth: Systems Analyst 03/19/1983 Profissional experience: Nationality: Brazil Daniel Menezes Santana, a member of the Partners Program, he has been an Officer at Itaú Unibanco Holding and Chief Information Security Officer (CISO) since April 2025. He is currently responsible for Information Security and Cybersecurity. He has held several positions, including Information Security Superintendent from 2018 to 2025 and Information Security Manager from 2014 to 2018 at Itaú Unibanco. He also worked as Information Security Coordinator from 2013 to 2014 at Santander Brazil; Information Security Specialist from 2010 to 2013 at R7.com (Record network); Information Security Consultant in 2010 at Cipher; Information Security Specialist/Project Manager from 2007 to 2010 and Senior Information Security Analyst from 2005 to 2007 at Proteus Information Security Services; and IT Security & Infrastructure Consultant from 2001 to 2007. He holds a bachelor’s degree in computer science and a postgraduate degree in information security management. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/18/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 255

Name: Taxpayer ID (CPF): DANIEL SPOSITO PASTORE 283.484.258-29 Profession: Date of birth: Lawyer 10/07/1979 Profissional experience: Nationality: Brazil Daniel Sposito Pastore, and a member of the Partners Program, he has been an Officer at Itaú Unibanco Group since 2020. He is currently responsible for the Health, Labor Relations, Legal Analytics, and Labor Legal departments. He has held several positions within Itaú Unibanco Group, including Legal Superintendent, overseeing Labor, Criminal, Union Relations, Higher Courts, Labor Consulting, and WMS from 2012 to 2020; Legal Manager for WMS, working in International, Asset Management, and Brokerage areas from 2008 to 2011; Legal Counsel for WMS from 2004 to 2008; Banking Law Attorney from 2002 to 2003; and Legal Assistant (M&A Legal) from 2000 to 2002. He has been a member of the National Federation of Banks (“FENABAN”) Union Negotiations Committee since 2019. He also served at the Brazilian Association of Financial and Capital Markets Entities (“ANBIMA”) as a full member of the Legal Committee from 2012 to 2016, acting as Vice-Chair from 2015 to 2016; Coordinator and Liaison with the Brazilian Securities Commission (“CVM”) on behalf of ANBIMA for drafting and implementing new rules on suitability, asset management, fiduciary administration, and investment funds from 2014 to 2016; and led the review of self-regulation codes for fiduciary administration, asset management, and investment funds from 2015 to 2016. He has been a member of the Labor Legal Committee since 2017 and of the Union Negotiation Committee since 2020 at the Brazilian Federation of Banks (“FEBRABAN”). He holds a bachelor´s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a postgraduate degree in financial and capital markets law from Insper Institute of Education and Research, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 12/31/2020 Conviction: Type of Conviction: Description of the conviction: n/a n/a 256

Administrator: Name: Taxpayer ID (CPF): DANIELA PEREIRA BOTTAI 142.407.238-76 Profession: Date of birth: Administrator 06/12/1972 Profissional experience: Nationality: Brazil Daniela Bottai, and a member of the Partners Program, she has been an Officer of Internal Audit at Itaú Unibanco Group since 2023, leading the areas of Technology, Models, Risk, ESG, and International Units. She has over 30 years of experience in Risk, Compliance, and Audit, with a focus—though not limited to —risk management, compliance management, regulatory strategy, anti-money laundering and counter- terrorism financing, client conduct, customer experience, privacy, technology, financial and payment products, cybersecurity, ESG, and corporate governance. She has worked at financial institutions and fintechs such as PayPal, HSBC, RaboBank, Western Union, Creditas (Grana Aqui), GE Money, JP Morgan Chase, Bank Boston, ABN Amro, and KPMG. She holds a bachelor´s degree in data processing from the Faculdade de Tecnologia da Universidade Estadual Paulista (“FATEC/UNESP”) and a specialization in business administration and Integrated Systems from CEAG at Fundação Getulio Vargas(“FGV”). She earned an MBA in retail and franchising from the Fundação Instituto de Administração at the University of São Paulo (“FIA-USP”), São Paulo, Brazil. From Stanford University, she received an Executive Entrepreneurship Certification from the Graduate School of Business in California and Babson College in Boston, USA. She is also certified by the 'Orchestrating Winning Performance' program, awarded by the Institute for Management Development (“IMD”) in Lausanne, Switzerland. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 10/11/2023 Conviction: Type of Conviction: Description of the conviction: n/a n/a 257

Administrator: Name: Taxpayer ID (CPF): EDUARDO HIROYUKI MIYAKI 159.822.728-92 Profession: Date of birth: Engineer Civil 06/11/1972 Profissional experience: Nationality: Brazil Eduardo Hiroyuki Miyaki, has been a member of the fiscal council at Itaú Unibanco Group since 2022 and has served as Chairman of the Fiscal Council since 2026. He has held several positions at Itaú Unibanco Group, including internal audit officer from 2010 to 2017 and operational risk and internal control officer from 2017 to 2021. He previously served as internal audit superintendent from 2005 to 2010 in the Risk Management, Capital Markets, Insurance, Pension Plan and Securities Departments. He also worked in the Commercial and Retail Departments, product development and wholesale banking processes. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury Departments from 2003 to 2004 and supervisor of the Anti-Money Laundering and Fraud Prevention Program from 1996 to 2003. He holds a bachelor’s degree in civil engineering from the University of São Paulo (“USP”), São Paulo, Brazil; completed a specialization in sanitary engineering and waste treatment at the Federal University of Gunma, Japan; earned a specialization in business administration from CEAG at Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; and an MBA in Finance and International Business from the Leonard Stern School of Business at New York University, New York, USA. Participated in the Audit Committee, Oversight, and Controls program at the Brazilian Institute of Corporate Governance (“IBGC”) in 2022. In May 2024, completed the Corporate Governance Certification Program at Columbia University, New York, USA. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: Chairman Fiscal Council Elected to Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 07/01/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a 258

Administrator: Name: Taxpayer ID (CPF): EMERSON MACEDO BORTOLOTO 186.130.758-60 Profession: Date of birth: Technologist in Data Processing Technologist 07/25/1977 Profissional experience: Nationality: Brazil Emerson Macedo Bortoloto, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2011. He joined Itaú Unibanco Group in 2003, taking on several roles in the Internal Audit department. He is currently the internal audit Officer responsible for planning, executing, and reporting on audits of Itaú Unibanco Group’s retail processes and businesses, as well as for planning, management, and control of audit processes. He has been responsible for assessing processes related to market, credit and operational risks, in addition to Project Auditing and Continuous Auditing. Within Itaú Unibanco Group, he also led audits of Information Technology processes and Retail Credit analysis and approval processes. He is a member of the audit committees of certain Itaú Unibanco subsidiaries and affiliates, such as Banco Itaú Paraguay, Banco Itaú Uruguay, Nuclea S.A., Pravaler, ConectCar, and TecBan. Earlier in his career, he worked at Ernst & Young Auditores Independentes from 2001 to 2003 and at Banco Bandeirantes from 1992 to 2001, where he was responsible for IT and operational process audits. He holds a bachelor’s degree in data processing technology and a postgraduate qualification in Information Security Auditing and Consulting from Faculdades Associadas de São Paulo ("FASP"), São Paulo, Brazil, as well as an MBA in internal auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (“FIPECAFI”), Brazil. He holds the following certifications: CISA (Certified Information Systems Auditor) from ISACA, and CCoAud+ (Experienced Audit Committee Member Certification) from IBGC. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 11/01/2011 Conviction: 259

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ERIC ANDRÉ ALTAFIM 273.383.788-51 Profession: Date of birth: Business Administrator 06/12/1976 Profissional experience: Nationality: Brazil Eric André Altafim, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client Desks, Foreign Exchange Products, Funding, Derivatives, Energy, Carbon Credit, and Digital Assets desks. He has held several positions at Itaú Unibanco Group, including Head of Client and Specialized Sales, Products and Market Planning from 2015 to 2017; Head of Client and Specialized Sales – CIB (Ultra-Large, Large and Corporate clients) desks from 2012 to 2015; Head of Wholesale Derivatives from 2008 to 2012; Senior Trader from 2005 to 2007; and Trader from 1999 to 2000. He has also been a Director at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) since 2022 and a member of the Products and Pricing Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. Mr. Altafim also worked as a Relationship and Desk Manager at Banco UBS Pactual from 2007 to 2008; as a Senior Trader at HSBC Bank from 2000 to 2005; and as a Trainee from 1997 to 1999 and Junior Trader in 1999 at Banco CCF. He holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil, and an MBA in economics from the University of São Paulo (“USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 10/03/2022 Conviction: 260

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Nationality: Brazil Fabricio Bloisi Rocha Position and Term of Office He has been an independent member of our board of directors since 2024. Experiences, Skills and Abilities Financial sector, capital markets, and other industries He is the CEO of Prosus, Chairman of the board of directors at iFood, CEO of Naspers, and founder of Movile Group. He is also a member of the XPrize Innovation Board. ESG He promotes educational projects through his 1Bi Foundation, an institution focused on supporting education through technology. He also supports initiatives such as “Meu Diploma do Ensino Médio” and “Movimento Tech”, which foster high school and technology education in Brazil through iFood. In 2023, he was appointed as the UN spokesperson for education on SDG 4 in Brazil and joined the economic and Sustainable Development Council of the Presidency of the Republic. Academic Background He holds a bachelor' s degree in computer engineering from the State University of Campinas (“UNICAMP”), Campinas, São Paulo, Brazil, and a Master’s degree in business administration from Fundação Getulio Vargas ("FGV"), São Paulo, Brazil. In 2013, he attended the Executive Program for Growing Companies - Strategy, Finance, and Leadership for companies in the growth-stage at the Stanford Graduate School of Business, California, USA. In 2022, he completed the Owner/President Management Program at Harvard University, Massachusetts, USA. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 05/17/2024 261

Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FELIPE PICCOLI AVERSA 318.323.548-06 Profession: Date of birth: Economist 01/05/1984 Profissional experience: Nationality: Brazil Felipe Piccoli Aversa, member of the Partners Program, has been an Officer at Itaú Unibanco Holding since 2025. He is currently responsible for the Financing and Credit Limits – Credit Cards and Bank Account Limits department. He has held several positions at Itaú Unibanco Group, including Current Account and Credit Products – Cards Officer from 2022 to 2024; Products and Planning – Cards Superintendent from 2017 to 2022; Collections Superintendent from 2016 to 2017; Service Architecture Manager from 2015 to 2016; Collections Policy Manager from 2014 to 2015; Collections Policy Coordinator from 2013 to 2014; Collections Operations Coordinator from 2012 to 2013; Senior Product and Sales Strategy Analyst from 2011 to 2012; and Institutional Trainee – Credit/Debit Card Department in 2010. Mr. Aversa also worked as Commercial Planning Coordinator at a Honda dealership Walk Motos, 2007 to 2009 and as a Trainee at Ernst & Young from 2006 to 2007. He holds a bachelor’s degree in economics from Universidade Estadual Paulista (“UNESP”), São Paulo, Brazil, and a CFM – certificate in financial management from Insper Institute of Education and Research, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Elective office held: Description of other positions held: Others officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/14/2025 Conviction: 262

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FELIPE XAVIER MINHOTO TAMBELINI 325.271.438-81 Profession: Date of birth: Administrator 06/13/1989 Profissional experience: Nationality: Brazil Felipe Xavier Minhoto Tambelini, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since April 2025. He is currently responsible for the Fraud Prevention department. He has held several positions at Itaú Unibanco Group, including Head of Payments and Transfers from 2023 to 2025; Products Superintendent – iti (digital wallet) from 2020 to 2023; Digital Products Manager – iti from 2018 to 2020; Digital Payments Products Manager in 2018; Digital Payments Products Coordinator from 2016 to 2018; Analytics Coordinator in 2016; Senior Digital Products Analyst in 2015 to 2016; and Trainee from 2014 to 2015. He also worked as an intern in 2011 at Banco ABC Brasil. He holds a bachelor’s degree in business administration from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil; completed an extension in finance at FIA/USP, São Paulo, Brazil; and a course in People Management with a focus on Organizational Leadership at Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/18/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a 263

Administrator: Name: Taxpayer ID (CPF): FLÁVIO AUGUSTO AGUIAR DE SOUZA 747.438.136-20 Profession: Date of birth: Business Administrator 03/27/1970 Profissional experience: Nationality: Brazil Flávio Augusto Aguiar de Souza Position and Term of Office Member of the Partners Program; officer, member of the Executive Committee of the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He is responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research areas, as well as for the credit analysis, origination, collection and restructuring activities of the Wholesale Banking segment. He joined the Itaú Unibanco Group in 2009 and has held leadership positions across several areas of the conglomerate, having served as executive commercial banking officer; global head of wealth management & services; global head of private banking; and CEO of Banco Itaú International in Miami, USA. Mr. Souza was vice president of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) from 2015 to 2019 and chairman of the board of directors of Itaú International (Miami, USA) and Itaú Suisse (Zurich, Switzerland) from 2015 to 2018. ESG Since early 2023, he has also assumed responsibility for the Climate Finance department of the entire conglomerate as part of the ESG agenda. Academic Background He holds a bachelor’s degree in business administration from the Federal University of Minas Gerais, Minas Gerais, Brazil, and a postgraduate degree in Finance from Fundação Dom Cabral, São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/02/2021 Conviction: 264

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FLAVIO RIBEIRO IGLESIAS 260.111.178-05 Profession: Date of birth: Engineer 01/22/1977 Profissional experience: Nationality: Brazil Flavio Ribeiro Iglesias, a member of the Partner Program, he has been an Officer since 2015, currently responsible for the Individual Strategy, Loans, and Asset Acquisition Directorate, which consolidates all initiatives focused on the integrated customer experience. He joined Itaú Unibanco in 2000 and has held several positions during this period, including Superintendent of Individual Products from 2008 to 2012 and Superintendent of Planning from 2012 to 2015. He holds a bachelor’s degree in civil engineering from Instituto Tecnológico de Aeronáutica (“ITA”), São José dos Campos, São Paulo, Brazil, a specialization in Administration from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil, and an MBA from Stanford University, California, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 12/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 265

Name: Taxpayer ID (CPF): GABRIEL AMADO DE MOURA 247.648.348-63 Profession: Date of birth: Business Administrator 08/18/1975 Profissional experience: Nationality: Brazil Gabriel Amado de Moura Position and Term of Office Member of the Partners Program and member of the Executive Committee, Chief Financial Officer (“CFO”) of Itaú Unibanco Group since October 2024. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He was appointed CEO of Banco Itaú Chile in January 2020, after serving as the bank’s CFO from 2016. He joined Itaú Unibanco in 2000 and became a member of the Partners Program in 2011. He has over 25 years of experience in investment management, financial management, risk management, and mergers and acquisitions. He previously served as Risk and Finance Director for the Wealth Management & Services division and was responsible for investment management for the Insurance & Pensions and Foundation & Endowment businesses of Itaú Unibanco. He also worked in proprietary mergers and acquisitions and serves as a member of the Boards of Directors of several companies within the Itaú Unibanco conglomerate in Brazil and abroad. Academic Background He holds an MBA from The Wharton School, University of Pennsylvania, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 10/24/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 266

Name: Taxpayer ID (CPF): GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO 223.105.878-26 Profession: Date of birth: Bank Clerk 10/17/1980 Profissional experience: Nationality: Brazil Guilherme Barros Leite de Albuquerque Maranhão, member of the Partners Program, has been an officer at Itaú Unibanco Group since May 2024. He is currently responsible for the Debt Capital Market (DCM) for Corporate & Investment Banking (CIB) clients and the fixed income structuring and Distribution departments. He has held several positions at Itaú Unibanco Group, including managing director of Fixed Income Sales, DCM, and structured products from 2015 to 2024; vice president of fixed income credit structuring from 2011 to 2015; and vice president of fixed income corporate sales from 2007 to 2011. He also worked as a Fixed Income Sales Trader at Banco Santander S.A. from 2002 to 2007. He holds bachelor’s degrees in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in business administration from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. He also holds a postgraduate degree in financial economics from CEAFE/FGV. He is CFA certified, by the CFA Institute. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 267

Name: Taxpayer ID (CPF): GUSTAVO LOPES RODRIGUES 219.738.878-94 Profession: Date of birth: Business Administrator 11/18/1980 Profissional experience: Nationality: Brazil Gustavo Lopes Rodrigues Position and Term of Office Gustavo Lopes Rodrigues, a member of the Partners Program since 2021, has been Investor Relations Officer and Chairman of the Disclosure and Trading Committee at Itaú Unibanco Holding S.A. since August 2024, as well as Investor Relations Officer at Investimentos Bemge S.A. and Dibens Leasing S.A. since June 2024 and August 2024, respectively. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He has 25 years of experience in the financial sector, having built his career across several areas in Finance. He served as Investor Relations Superintendent from 2017 to 2024. Academic Background He holds a bachelor’s degree in business administration. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer and Investor Relations Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 08/16/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 268

Name: Taxpayer ID (CPF): HAROLDO DO ROSÁRIO VIEIRA 055.748.382-49 Profession: Date of birth: Civil Engineer 06/15/1956 Profissional experience: Nationality: Brazil Haroldo do Rosário Vieira (Alternate Member) – born on June 15, 1956, he has been an alternate member of the Fiscal Council of Itaú Unibanco Holding S.A. since April 2026. Has experience in collegiate bodies, serving as Fiscal Advisor at COSERN for the terms 2020/2021, 2021/2022, and 2025/2026; Administrative Advisor at Cooperforte for the terms 2017/2021, 2021/2025, and reappointed in 2025 (current); Fiscal Advisor at CELPE for the terms 2022/2023 and 2023/2024; Alternate Fiscal Advisor at Previ for the term 2018/2022; Fiscal Advisor at Paranapanema from April to July 2019; Deliberative Advisor at ANABB for the term 2021/2024; Administrative Advisor at Tupy S.A. for the term 2013/2017; Deliberative Advisor at PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil and Coordinator of the Investment Committee from 2012 to 2016; Fiscal Advisor at Marisol S.A. from 2009 to 2011; Fiscal Advisor at Votorantim Celulose e Papel (FÍBRIA) from 2007 to 2009; Deliberative Advisor at FENABB – Federação Nacional das AABB for the term 2017/2020; Fiscal Advisor at Cooperforte from 2014 to 2017. He worked as Planning and Budget Manager from 1983 to 2003 at Banco do Brasil; Chairman of the Board of Directors from 2008 to 2014 and of the Deliberative Board from 2014/2020 and 2024/2028 at FENABB – Federação Nacional das AABB; Educational Tutor for the Distance Administration Course from 2004 to 2009 at AIEC – Associação Internacional de Educação Continuada; Vice President (2016/2021 management) and Deliberative Advisor (2021/2025) at ANABB – Associação Nacional de Funcionários do Banco do Brasil. He holds Certification in the Manager Identification and Development Program at Banco do Brasil – Business School of PUC – September 2000; Director Development Program – Corporate Governance – Banco do Brasil – Fundação Dom Cabral – August 2004; Administration Certification from ICSS – Instituto de Certificação Institucional e dos Profissionais de Seguridade Social – 2024/2027; Investment Certification from ICSS – Instituto de Certificação Institucional e dos Profissionais de Seguridade Social – 2024/2027; CEA Certification – Investment Specialist ANBIMA – June 2025; CPA 20 Certification – Professional Certification ANBIMA – October 2024; Administration Board Member Course – IBGC – November 2015; Practical Fiscal Advisor Course – IBGC – 2009. He holds a bachelor's degree in Civil Engineering from UFPA; an MBA in General Training for Senior Executives – FIA/USP; a postgraduate degree in Financial Management and Controllership – FGV; and an MBA in Banking for Credit Cooperatives – INEPAD. Management body: 269

Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: Fiscal Council (Effective) Elected by preferentialists Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/01/2026 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 270

Name: Taxpayer ID (CPF): JOÃO COSTA 476.511.728-68 Profession: Date of birth: Economist 08/10/1950 Profissional experience: Nationality: Brazil João Costa, he has been an alternate member of the Fiscal Council of Itaú Unibanco Group since 2009, and a regular member of the Fiscal Council of Itaúsa S.A. since 2023 (alternate from 2009 to 2022). He was a member of the Fiscal Council of Alpargatas S.A. from 2017 to 2018 and of Dexco S.A. from 2018 to 2019. He was also a board member of FEBRABAN, IBCB (Brazilian Institute of Banking Corporate Governance), and the São Paulo Banking Union from 1997 to 2008. He established and chaired the Audit Committee of Liberty Seguros S.A. and Indiana Seguros S.A. from 2014 to 2015. Within Itaú Unibanco Group, he was a regular member of the Boards of Directors of Itauleasing de Arrendamento Mercantil S.A. and Itaú Rent Administração e Participação S.A. At Itaú Unibanco, he served as General Audit Manager, creating and leading the IT Audit, Tax Audit, Affiliates Audit, Head Office Audit, and Branches Audit functions, and he developed software to automate branch inspections – recognized as a “best practice” by Arthur Andersen. In 1997, as Managing Director, he structured the Collections Coordination area, establishing operational and tax procedures for collections and renegotiations of delinquent accounts. He set up in-house and third-party collection call centers, managed third-party collection agencies and external legal collections across Brazil, and arranged the first-ever sale of distressed assets in Brazil to a foreign recovery firm. He played a significant role in governance by creating the Internal Controls and Compliance department and implementing procedures required by the U.S. Sarbanes-Oxley Act (SOX). He also initiated work to comply with Central Bank regulations on Operational Risk (Basel II) and Resolution 3380 (Internal Controls). He holds a bachelor’s degree in economics from Faculdade São Luiz, São Paulo, Brazil; completed an extension in business administration at the University of São Paulo (“FEA-USP”), São Paulo, Brazil; and completed the management program for executives at the University of Pittsburgh, Pennsylvania, United States. Management body: Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: Fiscal Council (Alternate) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 07/10/2009 Conviction: 271

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: Nationality: Brazil João Moreira Salles Position and Term of Office He has been a non-executive member of our board of directors since 2017. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He currently holds the following positions: (i) CEO of Itaú Unibanco Participações S.A. (“IUPAR”) since 2026, and he has been director since 2023; (ii) member of the board of directors of IUPAR since 2015; (iii) member of the board of directors and CEO of E. Johnston Participações since 2024; (iv) director of Brasil Warrant Administração de Bens e Empresas S.A. (“BWSA”) since 2017; (v) CEO of BW Gestão de Investimentos Ltda. (“BWGI”) since 2022; (vi) board member, since 2019, of Verallia, a glass packaging company with shares on the French Stock Exchange; (vii) chairman of the board of directors of Alpargatas since 2026, and member of the board of directors since 2022; (viii) member of the Strategy and People Committees of Alpargatas since 2022. Furthermore, before joining BWSA, he worked as an investment banker at J. P. Morgan Chase, New York, USA. Academic Background He holds a bachelor's degree in economics from the Institute of Education and Research (“INSPER”), São Paulo, Brazil; Master's degree in economics from Columbia University GSAS, New York, USA; Master's degree in finance from Columbia University GSB, New York, USA; and PhD in economic theory from the University of São Paulo (“USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-Executive Director Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/01/2017 272

Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): JOSÉ GERALDO FRANCO ORTIZ JUNIOR 290.270.568-97 Profession: Date of birth: Lawyer 11/23/1980 Profissional experience: Nationality: Brazil José Geraldo Franco Ortiz Junior, has been the Civil Litigation Legal Officer at Itaú Unibanco Group. He began his career at Itaú Unibanco Group in 2003 as an intern in the Legal department, and in 2021 he was appointed Compliance Officer, a role he held until the end of 2024. He holds a bachelor’s degree in law from the University of São Paulo (“USP”), São Paulo, Brazil, and a master of laws (LL.M.) from Columbia University School of Law, New York, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 273

Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: Nationality: Brazil José Virgilio Vita Neto Position and Term of Office Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s Office, Government Relations and Sustainability departments. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He began his career at Itaú Unibanco Group in 2000 as an attorney and was elected Officer in 2011. He also serves as an Executive Officer at Brazilian Banking Federation (“FEBRABAN”). Academic Background He holds a bachelor’s degree in law from the University of São Paulo (“USP”), São Paulo, Brazil; a master’s degree in contract law from the University of Salamanca,Castilla y León, Spain; a Ph.D. in contract law from University of São Paulo (“USP”), São Paulo, Brazil; and has completed the authentic leadership development program at Harvard Business School, Massachusetts, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 04/13/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 274

Name: Taxpayer ID (CPF): JULIANA MOZACHI SANDRI 020.855.119-02 Profession: Date of birth: Lawyer 4/2/1977 Profissional experience: Nationality: Brazil JULIANA MOZACHI SANDRI Position and term of office Officer at the Itaú Unibanco Group since 2026. Professional experience At the Central Bank of Brazil, she served as Head of the Conduct Supervision Department from 2022 to 2026; Chief of Staff to the Deputy Governor for Institutional Relations, Citizenship and Conduct Supervision from 2018 to 2022; Head of the Central Bank University from 2010 to 2018; and Analyst from 2006 to 2010. At HSBC Bank Brasil Banco Múltiplo, she served as Risk Analyst and HR Coordinator from 2001 to 2006, and Corporate Trainee in 2001. Her international experience includes serving as Chair from 2023 to 2026 and Vice-Chair from 2022 to 2023 of the International Financial Consumer Protection Organization (“FinCoNet”) in Paris, France; Member of the Brazilian Delegation to the Financial Action Task Force (“FATF”) from 2020 to 2026 in Paris, France; and Brazil’s Representative from 2010 to 2018 at the Institute for Capacity Development of the International Monetary Fund (“IMF”) in Washington, DC, United States, and at the Financial Stability Institute of the Bank for International Settlements (“BIS”) in Basel, Switzerland. Education She holds a bachelor’s degree in Business Administration and Law from Universidade do Estado de Santa Catarina (“UDESC”) in Santa Catarina, Brazil; a master’s degree in Public Administration from American University in Washington, DC, United States; and a doctorate in Education from the University of Illinois at Illinois, United States. Her additional education includes the Advanced Leadership program at the International Institute for Management Development (“IMD”) in Lausanne, Switzerland; the Women's Leadership Network Program at Columbia University, New York, United States; the LEAD Certificate for Innovation at Stanford University, California, United States; Frontiers of Public Administration and Strategic Project Management at Fundação Dom Cabral, São Paulo, Brazil; Leading Change in Complex Organizations at the Institute of Technology (“MIT”) Sloan Executive Education; and Law and International Trade at Universidade Federal de Santa Catarina (“UFSC”) in Santa Catarina, Brazil. Management body: 275

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 10/29/2026 Annual Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LENI BERNADETE TORRES DA SILVA SANSIVIERO 048.504.508-73 Profession: Date of birth: Administrator 08/11/1963 Profissional experience: Nationality: Brazil Leni Bernadete Torres da Silva Sansiviero, has been an alternate member of the Fiscal Council of Itaú Unibanco Holding S.A. since April 2025. She served as an alternate member of the Fiscal Council of Locaweb S.A. (“LWSA”) from 2021 to 2022, and as a member of the year-end Closing Committee at Itaúsa S.A. from 2017 to 2018. She was the Controllership Superintendent at Itaú Unibanco S.A. from 2008 to 2013, working in Controllership, Planning, M&A, and Investor Relations, and was the Controllership Executive Manager at Itaúsa S.A. from 2013 to 2018, where she structured, implemented, and managed the entire controllership function. She holds a bachelor’s degree in Financial Administration and a postgraduate degree in Systems Analysis from Fundação Armando Alvares Penteado (“FAAP”), São Paulo, Brazil, and a Certificate in Finance (“CEFIN”) from the University of São Paulo (“USP”), São Paulo, Brazil. Management body: 276

Management body: Nominated by the Controlling stockholder: Fiscal Council Yes Elective office held: Description of other positions held: Fiscal Council (Alternate) Elect for Controller Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): LINEU CARLOS FERRAZ DE ANDRADE 105.260.778-08 Profession: Date of birth: Business Administrator 12/11/1972 Profissional experience: Nationality: Brazil Lineu Carlos Ferraz de Andrade, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2014. He is currently responsible for the Consórcio (Consortium financing), Vehicle Financing, Real Estate Financing, Payroll Loans, Microcredit, Logistics, Insurance, and Credit Card Operations. Mr. Andrade has held several positions at Itaú Unibanco Group, including Head of Foreign Exchange and Trade Finance Products from 2013 to 2014; Head of Credit Restructuring Policy and Strategy – Companies from 2011 to 2013; Head of Foreign Exchange and Trade Finance Operations from 2005 to 2011; and Head of Foreign Exchange, Trade Finance and Overseas Branch Systems from 2001 to 2004. He holds a bachelor’s degree in computer science from Faculdades Associadas de São Paulo (“FASP”), São Paulo, Brazil; an MBA from the University of São Paulo (“USP”), São Paulo, Brazil; a specialization in foreign trade and banking from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; a specialization in strategic people management from Fundação Dom Cabral, São Paulo, Brazil; a post-MBA certificate from the University of São Paulo (“FIA-USP"), São Paulo, Brazil; and completed risk management training at The Wharton School of the University of Pennsylvania, United States. Management body: 277

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 278

Name: Taxpayer ID (CPF): LUCIANA NICOLA 270.049.978-63 Profession: Date of birth: Bank Clerk 12/27/1977 Profissional experience: Nationality: Brazil Luciana Nicola, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability department. She also serves as a Director of Fundação Itaú para Educação e Cultura (Itaú Education and Culture Foundation), a board member of Fundação Itaú Unibanco Previdência Complementar (pension fund), and CEO of Associação Itaú Viver Mais. She has held several positions at Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business from 2018 to 2021, and Superintendent of Government and Institutional Relations from 2009 to 2018. She worked as a Social Responsibility Manager from 2004 to 2009 at Instituto Unibanco and in the Internal Marketing department at Unibanco S.A. from 1997 to 2004. Ms. Nicola currently serves as a member of the Board of Instituto do Pacto Global – UN Global Compact Brazil Network; a member of the Strategic Group of the Brazil Climate, Forests and Agriculture Coalition; a member of the Advisory Board of GFANZ (Glasgow Financial Alliance for Net Zero) Brazil; and a member of the Board of the Brazilian Business Council for Sustainable Development (“CEBDS”). She is a member of FEBRABAN’s ESG Committee and was a member of the Steering Committee of Junior Achievement São Paulo from 2005 to 2007. She holds a bachelor’s degree in law from Universidade São Judas Tadeu, São Paulo, Brazil; postgraduate degrees in semiotics from Pontificia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil, and in leadership and public management from Centro de Liderança Pública (“CLP”) in partnership with the Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, United States. She also completed climate change training through IBGC’s Chapter Zero initiative in 2021. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/25/2022 Conviction: 279

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MAIRA BLINI DE CARVALHO 327.908.828-35 Profession: Date of birth: Lawyer 03/14//1984 Profissional experience: Nationality: Brazil Maira Blini de Carvalho, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2022. She is currently responsible for the Retail Banking legal advisory division, which covers legal support for current accounts, payment accounts, credit cards, Pix (instant payment system), issuing and acquiring aspects of payment arrangements, overdraft protection, payroll loans, mortgage loans, vehicle financing, consortia, insurance, and private pension plans, as well as legal matters related to contracts, data, intellectual property, marketing, assets, government sector, and third sector. She has held several positions at Itaú Unibanco Group, including Legal Superintendent from 2017 to 2022; Legal Manager from 2014 to 2017; Legal Coordinator from 2013 to 2014; and Senior Legal Counsel from 2012 to 2013. She also worked as a Foreign Associate in 2010 at White & Case LLP in New York, United States, in the M&A and Capital Markets practices; and as an Attorney at JBS Group from 2007 to 2009. She interned at companies such as Nestlé Brasil Ltda. and Aon Consulting from 2003 to 2007. She holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a master’s degree in international business and economic law from the Georgetown University Law Center, Washington, D.C., United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/15/2023 Conviction: 280

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCELO MAIA TAVARES DE ARAÚJO 605.979.411-49 Profession: Date of birth: Engineer 04/27/1973 Profissional experience: Nationality: Brazil Marcelo Maia Tavares de Araújo, has been a member of the fiscal council of Itaú Unibanco Holding S.A. since April 2025. He has been a member of the board of directors and Personnel and Compensation Committee since 2021 of Grupo DIA – Distribuidora Internacional de Alimentación, Madrid, Spain; was chief executive officer in 2020 and country advisor in 2019 at DIA Brasil S.A.; member of the board of directors and Audit Committee since 2020 of Pacaembu Construtora S.A.; member of the board of directors since 2023, Institutional Officer from 2021 to 2022, CFO and Administrative Officer in 2020, and CEO in 2019 of the Brazilian Franchising Association ("ABF"); member of the board of directors and Expansion & M&A Committee from 2020 to 2023 of Mundo Pet S.A.; National Secretary of Commerce and Services from 2015 to 2017 at the Ministry of Development, Industry, and Trade ("MDIC"); Board member from 2015 to 2016 representing the Federal Government at BNDESPAR on the Board of BNDES; Founder and CEO from 2013 to 2015 of L.M. Maia Participações e Administração Ltda., an investment company focusing on retail real estate in Northeast Brazil; Regional officer from 2010 to 2012 at Magazine Luiza S.A., responsible for integrating Lojas Maia’s operations; officer and chairman of the Board from 2005 to 2010 of Móveis Maia Ltda.; General Director and Board member from 2002 to 2010 of F.S. Vasconcelos & Cia. Ltda. ("Lojas Maia department stores"); Financial and Planning Manager from 2000 to 2002 at Brasil Telecom S.A.; Trainee in 1999 at Bear Stearns Bank in San Francisco, USA; Planning Assistant from 1996 to 1998 at Grupo Paranapanema S.A.; and Trainee from 1992 to 1995 at Construtora Tratex S.A. He holds a bachelor’s degree in civil engineering from the Federal University of Minas Gerais (“UFMG”), Belo Horizonte, Brazil; an MBA from Brazilian Institute of Capital Markets IBMEC, Brazil; a Certificate in Finance and a B.A. from the University of California at Berkeley, United States; a Sloan Master’s MSc in Leadership and Strategy and a Certificate in “Innovating in a Digital World” from London Business School (“LBS”), United Kingdom; and a Certificate in Digital Transformation from Massachusetts Institute of Technology (“MIT”), United States. Mr. Tavares is certified by IBGC to serve as a Board member. Management body: 281

Management body: Nominated by the Controlling stockholder: Fiscal Council No Elective office held: Description of other positions held: Fiscal Council (Effective) Elected by preferentialists Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCIA KINSCH DE LIMA 956.038.326-49 Profession: Date of birth: Bachelor of Science Sciences 03/01/1973 Profissional experience: Nationality: Brazil Marcia Kinsch de Lima, member of the Partners Program, has been an Officer at Itaú Unibanco Group since December 2023 and an Officer at Itaú Unibanco Holding since May 2024. She is currently responsible for the Wholesale Credit Risk and Modeling departments. She also served as Credit Risk Superintendent from 2017 to 2023 and Senior Credit Manager from 2006 to 2014 at Itaú Unibanco Group. She worked in the credit departments of Banco Bradesco from 2016 to 2017, HSBC from 2014 to 2016, and BankBoston from 1995 to 2006, also working in the Commercial department at the latter. She holds a bachelor’s degree in economics from the Federal University of Minas Gerais, Brazil; a postgraduate degree in financial management from Fundação Dom Cabral, Brazil; and a master’s degree in business administration from a joint program of Boston University/Columbia University, United States. Management body: 282

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MARCOS MARINHO LUTZ 147.274.178-12 Profession: Date of birth: Naval Engineer 12/30/1969 Profissional experience: Nationality: Brazil Marcos Marinho Lutz Position and Term of Office He has been an independent member of our board of directors since 2025. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He has been serving as the Chairman of the board of directors of Ultracargo Logística S.A., Ultrapar Participações S.A., Companhia Ultragaz S.A., and Ultrapar Mobilidade S.A. since 2025, and of Hidrovias do Brasil S.A. since 2024. He has been a member of the board of directors of Corteva Agriscience since 2019. He has been the CEO of Ultrapar Participações S.A. since 2022 and a member of the People and Sustainability Committee and an officer of Ultra S.A. Participações since 2021. Mr. Lutz was Chairman of the Infrastructure Council of the São Paulo State Industry Federation (“FIESP”) from 2015 to 2021; a member of the board of directors of Rumo Logística S.A. from 2008 to 2020 and its Chairman from July to December 2020; CEO of Cosan S.A. – Indústria e Comércio from 2009 to 2020; a board member of Raízen S.A. from 2013 to 2020, Comgás S.A. from 2008 to 2020 and Moove S.A. from 2008 to 2020; and a member of the board of directors of Monsanto S.A. from 2014 to 2018. Academic Background He holds a bachelor’s degree in naval engineering from the Polytechnic School of the University of São Paulo (“USP”), São Paulo, Brazil, and a master’s degree in business administration from the Kellogg School of Management at Northwestern University, Illinois, United States. 283

Management body: Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/10/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 284

Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Nationality: Brazil Maria Helena dos Santos Fernandes de Santana Position and Term of Office She has been an independent member of our board of directors since 2021 and Chair of the Audit Committee since 2023. Experiences, Skills and Abilities Financial sector, capital markets and other sectors She has been an independent member of our board of directors since 2021 and an independent member of the Audit Committee since 2022, serving as its Chair since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a member of the board of directors and Chairwoman of the Audit Committee of CI&T Inc., and a member of the board of directors of Fortbras S.A. She served as a member of the board of directors and Chairwoman of the Audit Committee of XP Inc. from 2019 to 2021; Chairwoman of the Audit Committee of XP Investimentos S.A. from 2018 to 2019; a member of the board of directors of Bolsas y Mercados Españoles (“BME”) from 2016 to 2020; a Trustee of the IFRS Foundation from 2014 to 2019; a member of the board of directors and Coordinator of the Audit Committee of Totvs S.A. from 2013 to 2017; and a member of the board of directors of CPFL Energia S.A. from 2013 to 2015. She was also Chair of the Brazilian Securities and Exchange Commission (“CVM”) from 2007 to 2012 (having been a Commissioner from 2006 to 2007), representing CVM on the Financial Stability Board (FSB) from 2009 to 2012, and served as Chair of the Executive Committee of the International Organization of Securities Commissions (“IOSCO”) from 2011 to 2012. ESG Between 2011 and 2012, she was a member of the International Integrated Reporting Council (“IIRC”), where she later served on the Governance and Nominating Committee until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (now B3 S.A.) from 1994 to 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was vice president of the Brazilian Institute of Corporate Governance (“IBGC”) from 2004 to 2006, having been a member of its board of directors from 2001 to 2006. She has also been a member of the Latin American Corporate Governance Roundtable (“OECD”) since 2000. She was a member of the board of directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. from 2018 to 2023. She served as a member of the board of directors and Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. from 2013 to 2017. She was honored with the Excellence in Corporate Governance Award by the International Corporate Governance Network (“ICGN”) in 2012. Academic Background She holds a bachelor’s degree in economics from the University of São Paulo (“USP”), São Paulo, Brazil. Management body: 285

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 06/15/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MÁRIO NEWTON NAZARETH MIGUEL 216.756.218-70 Profession: Date of birth: Business Administrator 12/22/1979 Profissional experience: Nationality: Brazil Mário Newton Nazareth Miguel, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2021. He is currently responsible for the Accounts, Payments and Cards Products & Platforms department. He has held several positions at Itaú Unibanco Group, including Digital Products Superintendent from 2017 to 2020; Digital Business Superintendent from 2016 to 2017; Cards – Digital Channels Manager from 2013 to 2016; Electronic and Physical Channels Manager – Cards from 2010 to 2013; and Cards Project Specialist from 2008 to 2010. He also worked as a Product Manager at Banco ABN AMRO Real from 2007 to 2008; as a Marketing Specialist from 2005 to 2007 and Client Relations Analyst from 2004 to 2005 at Claro S.A.; and as a Business Analyst from 1998 to 2003 at Tess S.A. (telecommunications). He holds a bachelor’s degree in business administration from Universidade Paulista (“UNIP”), São Paulo, Brazil; a postgraduate degree in economics from the University of Campinas (“UNICAMP”), São Paulo, Brazil; an MBA in business management from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil; an international MBA module from Ohio University, Ohio, United States; a specialization in Executive Leadership from Fundação Dom Cabral, São Paulo, Brazil; and a postgraduate certificate in positive psychology from Pontifícia Universidade Católica do Rio Grande do Sul (“PUC-RS”), Rio Grande do Sul, Brazil. Management body: 286

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MATIAS GRANATA 228.724.568-56 Profession: Date of birth: Economist 06/17/1974 Profissional experience: Nationality: Argentina Matias Granata Position and Term of Office Member of the Partners Program; Chief Risk Officer (“CRO”) and Officer, member of the Executive Committee of Itaú Unibanco Group since 2021. Experiences, Skills and Abilities Risk management He has held several positions at Itaú Unibanco Group, including serving as an Officer from 2014 to 2021, responsible for Credit Risk, Modeling, and Market and Liquidity Risks. As the executive responsible for the risk structure, Mr. Granata also leads the unit that works on integrating climate risk into the institution’s global risk management. Academic Background He holds a bachelor’s degree in economics from the University of Buenos Aires (“UBA”), Buenos Aires, Argentina; a postgraduate degree in economics from Universidad Torcuato Di Tella (“UTDT”), Buenos Aires, Argentina; and a master’s degree in international economic Policy from the University of Warwick (as a British Chevening Scholar), United Kingdom. Management body: 287

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MAYARA ARCI REZECK 079.433.926-39 Profession: Date of birth: Bank Clerk 07/05/1988 Profissional experience: Nationality: Brazil Mayara Arci Rezeck, member of the Partners Program, has been an Officer at Itaú Unibanco Holding since March 2025. She is currently responsible for the Vehicle Financing department. She has held multiple positions at Itaú Unibanco Group, including Strategic Planning Superintendent for Real Estate, Vehicles, and Consórcio from 2023 to 2025; Commercial Superintendent from 2020 to 2023; Product Manager from 2017 to 2020; Credit Policy Coordinator from 2016 to 2017; and Trainee from 2013 to 2015. She holds a bachelor’s degree in business administration from the Federal University of Itajubá, Minas Gerais, Brazil, and an MBA from INSEAD, Fontainebleau, France. Management body: 288

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 05/02/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Nationality: Brazil Milton Maluhy Filho Position and Term of Office Member of the Partners Program, serving as Chief Executive Officer (CEO) since 2021. Experience, Competencies, and Skills Financial sector, capital markets, and other industries Held several positions at Itaú Unibanco, including vice president executive of finance and risks from 2019 to 2020 and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, where he was responsible for the merger of two banks: CorpBanca and Banco Itaú Chile. Joined Itaú Unibanco Group in 2002 and was elected as an officer in 2007. Education He holds a bachelor's degree in business administration. Management body: 289

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Chief Executive Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 01/03/2019 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): NUNO FILIPE BONITO MONTEIRO 235.330.028-61 Profession: Date of birth: Economist 09/18/1978 Profissional experience: Nationality: Portugal Nuno Filipe Bonito Monteiro, member of the Partners Program, has been an Officer at Itaú Unibanco Holding S.A. since April 2026. He is currently responsible for the Retail Finance and Institutional Areas. He was a Partner and Leader at Oliver Wyman from 2012 to 2025 in São Paulo and from 2007 to 2012 in London, where he led the Financial Services practice in Brazil, reporting to global and Americas leadership. He also served as Senior Economist at the Financial Services Authority from 2004 to 2007 in London, working in the financial markets regulation strategy department and conducting cost-benefit analyses of proposed regulations submitted to the Executive Committee. He was a University Professor of Microeconomics at Universidade Nova de Lisboa from 2002 to 2003 and a Business Analyst at McKinsey & Company from 2001 to 2002 in Lisbon, Portugal. He holds a Bachelor’s degree in Economics from the Faculty of Economics of the University of Porto, Portugal, and a Master’s degree in Economics from the London School of Economics and Political Science (“LSE”), London, United Kingdom. Management body: 290

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/01/2026 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Nationality: Brazil Paulo Antunes Veras Position and Term of Office He has been an independent member of board of directors since 2024 and president of the Personnel Committee since 2026, he was a member of the Personnel Committee from 2024 to 2026. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He is a startup investor, an independent member of the board of directors of Localiza, and a member of the Advisory Board of Grupo Boticário. He was the founder and CEO of 99, the first Brazilian “unicorn” startup, prior to the sale of the company in 2018. He was Managing Director and a board member at Endeavor, a high-impact entrepreneurship NGO. Academic Background He holds a bachelor’s degree in mechatronics engineering from the University of São Paulo (“USP”), São Paulo, Brazil, and an MBA from INSEAD. Management body: 291

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 05/17/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PAULO SERGIO MIRON 076.444.278-30 Profession: Date of birth: Economist 07/26/1966 Profissional experience: Nationality: Brazil Paulo Sergio Miron, member of the Partners Program, has been the Officer responsible for Internal Audit (Chief Audit Executive) of Itaú Unibanco Group since 2015. He has been a Director of Instituto Unibanco and Fundação Itaú para Educação e Cultura; a member of the Fiscal Council at Fundação Maria Cecília Souto Vidigal; a member of the Fiscal Council at Instituto Lemann; a member of the Fiscal Council at Fundação Nova Escola; Coordinator of the Audit Committee at Zup Tecnologia; and a member of the Audit Committee at Avenue. Mr. Miron has also served as a financial expert on the Audit Committee of Porto Seguro, Banco Carrefour, and XP Inc. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (“PwC”) Brazil from 1996 to 2014, responsible for auditing major Brazilian financial conglomerates, heading the Brasília (Federal District) office, and leading the Government Services and Banking practices. He has been an instructor for the Brazilian Institute of Corporate Governance (“IBGC”) training course for members of Audit, Fiscal, and Control Committees. He is a frequent speaker at seminars on governance, auditing, and financial markets. Mr. Miron also coordinated PwC Brazil’s financial institutions training department for over ten years and worked as a university professor teaching courses related to the financial market. He holds bachelor’s degrees in economics from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and in accounting from Universidade São Judas Tadeu, São Paulo, Brazil. 292

Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 07/01/2015 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO HENRIQUE MOREIRA RIBEIRO 287.908.168-89 Profession: Date of birth: Lawyer 02/15/1980 Profissional experience: Nationality: Brazil Pedro Henrique Moreira Ribeiro, member of the Partners Program, has been an Officer at Itaú Unibanco Group since May 2024 and is currently responsible for the Tax Legal department. He has 25 years of experience in corporate and product taxation, tax consulting, and tax litigation, having worked in tax departments of financial institutions. He served as Tax Legal Superintendent at Itaú Unibanco Group from 2013 to 2024 and at Citigroup as Deputy Tax Superintendent from 2010 to 2013, and as Tax Specialist from 2006 to 2010. He began his career in the tax department of JP Morgan Chase as an intern from 1999 to 2002 and later as a Tax Analyst from 2002 to 2006. He is Vice-Chair of the Tax Committee at the Brazilian Association of Financial and Capital Markets Entities (“ANBIMA”) and a member of the Tax Committee at the Brazilian Federation of Banks (“FEBRABAN”). He holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and completed a specialization in tax law at Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. Management body: 293

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 07/02/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 294

Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Nationality: Brazil Pedro Luiz Bodin de Moraes Position and Term of Office He has been an independent member of our board of directors since 2008. Experiences, Skills and Abilities Financial sector and capital markets He was a member of the board of directors of Unibanco – União de Bancos Brasileiros S.A. from 2003 to 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. from 2005 to 2014, and a partner and officer at Banco Icatu S.A. from 1993 to 2002. He was vice president of National Association of Investment Banks (“ANBID”) from 1994 to 2001, and a professor in the Department of Economics at the Pontifical Catholic University of Rio de Janeiro (“PUC-RJ”) from 1985 to 1990. Risk Management He is currently the chairman of our Risk and Capital Management Committee, and his prior experience in risk management has well-qualified him for this role. His responsibilities include supporting the board of directors in defining the institution’s risk appetite and overseeing the management and control of risk and capital, to ensure they are adequate for the risk levels assumed and the complexity of operations. He served as director of monetary policy at the Central Bank of Brazil from 1991 to 1992. In that capacity, his duties included managing and executing monetary and foreign exchange policy, setting technical guidelines for managing Brazil’s international reserves, and formulating policies for payment arrangements, clearinghouses, settlement systems, and other financial market infrastructures. ESG He was an Officer at National Bank for Economic and Social Development (“BNDES”) from 1990 to 1991, which is the Federal Government’s main investment promotion instrument, with a mission to foster the sustainable and competitive development of the Brazilian economy through job creation and the reduction of social and regional inequalities. Academic Background He holds a bachelor’s degree and a postgraduate diploma in economics from Pontificia Universidade Católica do Rio de Janeiro (“PUC-RJ”), Rio de Janeiro, Brazil, and a Ph.D. in economics from the Massachusetts Institute of Technology (“MIT”), Massachusetts, United States. Management body: 295

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Independent Board of Directors (Effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 296

Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Nationality: Brazil Pedro Moreira Salles Position and Term of Office He has been a non-executive co-chairman of our board of directors since 2017. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He has been a co-chairman of our board of directors since 2017 and was also the chairman of this board from 2009 to 2017. He was a member of the board of directors of Unibanco in 1989 and was chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the chairman of the board of directors of Companhia E. Johnston de Participações; and IUPAR – Itaú Unibanco Participações S.A. He is vice chairman of the board of directors of Brasil Warrant and a partner and Co-CEO at Cambuhy Investimentos. He was a member of the board of directors of TOTVS, and between 2017 and 2022, he was chairman of the board of directors of the Brazilian Federation of Banks (“FEBRABAN”). ESG He is also the chairman of the board of directors of the Instituto Unibanco, an institution that works to improve public education in Brazil through management of the education system. He is a member of the Decision-Making Council and the General Assembly of Associates of Insper Institute of Education and Research, – a non-profit educational and research institution, and a member of the Advisory Council of the Symphony Orchestra Foundation of the State of São Paulo (“OSESP”). He is also a member of the board of directors of the Todos pela Saúde (“All for Health”) Institute, which combats public health emergencies in Brazil, and a member of the board of directors of Instituto Moreira Salles, which is dedicated to promoting and preserving cultural heritage. Academic Background He holds a bachelor’s degree magna cum laude in economics and history from the University of California, Los Angeles (“UCLA”), United States. He completed the President and CEO Management Program at Harvard University in the United States. Family Relationship Mr. Pedro Moreira Salles is the father of Mr. João Moreira Salles, a non-executive member of our board of directors. Management body: 297

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): PEDRO PAULO GIUBBINA LORENZINI 103.594.548-79 Profession: Date of birth: Business Administrator 04/02/1968 Profissional experience: Nationality: Brazil Pedro Paulo Giubbina Lorenzini Position and Term of Office Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2021. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He is currently responsible for the Treasury, Client and Product Desks, Macroeconomic Research, and for operations in the rest of Latin America (Argentina, Paraguay, Uruguay, Chile and Colombia). He has been a member of the board of directors and of the Risk and Finance Committee of B3 S.A. – Brasil, Bolsa, Balcão since 2021. Mr. Lorenzini served as a member of the Executive Committee responsible for Global Markets and Securities Services at Citibank Brasil from 2008 to 2021, after beginning his career at Citibank in 1989 and gaining experience in Structuring, Asset Liability Management (“ALM”), Trading, Sales, Product Management, and Controllership. He was chairman of the Treasury Committee from 2010 to 2013, Citibank’s representative on FEBRABAN’s executive officers from 2013 to 2021, chairman of the Treasury Committee from 2010 to 2012, and vice president of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”) from 2010 to 2021. Academic Background He holds a bachelor’s degree in economics and business administration from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. 298

Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 05/03/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RAFAEL VIETTI DA FONSECA 223.949.378-07 Profession: Date of birth: Lawyer 11/25/1983 Profissional experience: Nationality: Brazil Rafael Vietti da Fonseca, member of the Partners Program, has been an Officer at Itaú Unibanco Group since May 2024 and is currently responsible for legal services at Itaú BBA, Itaú Corretora (brokerage), and the Corporate Banking unit. In this capacity, he oversees legal advisory for capital markets transactions (IBD, M&A advisory, ECM and DCM), research, banking products for small, medium, and large companies, and financial advisory and credit recovery (special situations, judicial and extrajudicial restructurings, bankruptcies, and collections). He also currently works on institutional initiatives, including environmental and social issues and responsible business practices. He has been with Itaú Unibanco Group since 2006 and previously held several positions including Legal Superintendent for the Investment Bank and other departments, Legal Manager for the Proprietary M&A department, and Chief Counsel at Itaú USA Asset Management in New York. Before joining Itaú Unibanco, he worked at the São Paulo State Attorney General’s Office from 2004 to 2006. He holds a bachelor’s degree in law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil; completed specialization courses in accounting at Fundação Getulio Vargas ("FGV") and in corporate finance at the University of São Paulo (“FIA-USP), São Paulo, Brazil, and holds an LL.M. from the University of Virginia, United States. Management body: 299

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 07/01/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 300

Name: Taxpayer ID (CPF): RENATO BARBOSA DO NASCIMENTO 161.373.518-90 Profession: Date of birth: Accountant 10/28/1971 Profissional experience: Nationality: Brazil Renato Barbosa do Nascimento, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2017, responsible for internal audit covering the Investment Banking, Wealth Management, Brokerage, Private Banking, M&A, Treasury, Risk, Accounting, Tax, Finance, SME Banking, Merchant Acquiring, and Payments areas. Between 2017 and 2023, he led internal audit work encompassing the entire ESG governance scope of the conglomerate, including verification of commitments made to external stakeholders, compliance with rules and regulations, and oversight of the conglomerate’s ESG governance pillars. In this context, Mr. Nascimento also participated in 2023 in the bank’s Mentoring Program for Black Women. He serves on audit committees and fiscal councils of several Itaú Unibanco investees to maintain the high governance standards required by the conglomerate, and he was a Fiscal Council member at CEBDS (Brazilian Business Council for Sustainable Development). He began his career in external auditing at PwC in São Paulo in 1991. From 1998 to 2001, he was seconded to PwC Uruguay, managing audits of Brazilian and international financial institutions’ subsidiaries in that country. From 2003 to 2005, he worked at PwC Brasília, overseeing audits of large financial institutions and insurance companies. Between 2006 and 2008, he was seconded to PwC London, managing audits of British financial institutions and international bank subsidiaries, and deepening his expertise in IFRS, Sarbanes-Oxley (SOX), and PCAOB standards. He was promoted to audit partner for financial services at PwC São Paulo in 2011. From 2014 to 2017, he served as an audit partner at PwC Mexico City, leading audits of financial institutions there. He holds bachelor’s degrees in accounting and in business administration from Universidade Paulista (“UNIP”), São Paulo, Brazil, and an MBA from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. He is certified by IBGC as a Fiscal Council member and Audit Committee member. He regularly participates in training and events, such as the Singularity University Innovation Program (Palo Alto), Wharton’s Fintech Revolution program, SXSW, The IIA International Conference, Gartner IT Symposium, and – more recently – specialized training on artificial intelligence. In March 2025, he undertook professional immersion in Beijing and Shanghai through StartSe business school, exploring the business ecosystem in those cities. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 11/06/2017 301

Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO GIONGO VICHI 286.036.758-64 Profession: Date of birth: Production Engineer 03/24/1977 Profissional experience: Nationality: Brazil Renato Giongo Vichi, has been an Officer at Itaú Unibanco Holding S.A. since April 2026 and is a member of the Partners Program. He is currently responsible for Retail Operations, Branch Infrastructure, Assets, and Facilities. He has a solid career trajectory within the Itaú Unibanco Group, where he has held leadership positions throughout his career, including Officer of Operations from 2021 to 2026, Superintendent of Operations from 2017 to 2020, Superintendent of Data, Telemetry, OBZ, and Kaizen from 2014 to 2016, and Superintendent of Controllership and Financial Planning for Cards, Vehicles, and Real Estate Credit from 2012 to 2013. Previously, he worked in the Controllership areas as Manager from 2008 to 2011, Coordinator from 2005 to 2006, and Analyst from 1999 to 2004. He holds a bachelor's degree in Production Engineering from the Faculty of Industrial Engineering (“FEI”), an Executive MBA in Finance from the Brazilian Institute of Capital Markets (“IBMEC”), Brazil, and a Full-Time MBA from the Kellogg School of Management, Northwestern University, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/01/2026 Conviction: 302

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Nationality: Brazil Renato Lulia Jacob, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2024, where he has been responsible for Corporate Strategy, Investor Relations, and Corporate Development since April 2024. He has also been a member of the Disclosure and Trading Committee since 2019. He served as Group Head of Investor Relations and Market Intelligence and Chairman of the Disclosure and Trading Committee from 2020 to 2024. Mr. Jacob has been with Itaú Unibanco Group for 24 years and has held several roles, including CEO and Board member of Itaú BBA International plc in the UK; Board member of Itaú International (USA) and Itaú Suisse (Switzerland) from 2016 to 2020; Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010; and Managing Director, Head of CIB Europe from 2011 to 2015. He is an independent member of the board of the Royal Institution of Great Britain (UK) and served as an independent board member of Fight for Peace International from 2017 to 2022. He was a Fellow of the Institute of Directors (UK) from 2015 to 2017. He holds a bachelor's degree in civil engineering from the University of São Paulo (“USP”), São Paulo, Brazil, and has completed the advanced management program and participated in the CEO Academy, both at The Wharton School of the University of Pennsylvania, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 12/14/2020 303

Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO NUNO DELGADO GONÇALVES 251.863.858-08 Profession: Date of birth: Administrator 06/30/1976 Profissional experience: Nationality: Brazil Ricardo Nuno Delgado Gonçalves, member of the Partners Program, has been the Trading Officer in the Treasury department since 2020. He served as Treasury Banking Officer from 2014 to 2020 and as Superintendent of Banking & International Treasuries from 2011 to 2014. He was also Superintendent of Funding & Structured Operations from 2009 to 2011; Chief Dealer and Superintendent of International Banking from 2003 to 2009; Dealer from 1997 to 2003; and Controller from 1995 to 1997. He holds a bachelor’s degree in business administration from the University of São Paulo (“FEA-USP”), São Paulo, Brazil. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/18/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 304

Name: Taxpayer ID (CPF): RICARDO RIBEIRO MANDACARU GUERRA 176.040.328-85 Profession: Date of birth: Engineer 08/28/1970 Profissional experience: Nationality: Brazil Ricardo Ribeiro Mandacaru Guerra Position and Term of Office Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2021. Experiences, Skills and Abilities Financial sector He has held several positions at Itaú Unibanco Group, including Executive Officer from 2014 to 2021; Channels Officer from 2008 to 2014; Superintendent of Personal Lending Products from 2007 to 2008; Superintendent of Credit Policy from 2006 to 2007; Superintendent of Electronic Channel Management from 2002 to 2006; and Internet Project Leader from 1996 to 2000. He joined Itaú Unibanco Group in 1993 as a systems analyst. Technology, Operations and Information Security He is responsible for the Technology, Operations, Services, Data and Customer Experience (CX) departments and has been a Chief Information Officer (CIO) since 2015. Since September 2024, he has also overseen the Operations, IGA (Access Governance), and Services departments. He has extensive experience in digital transformation and large-scale platform management, encompassing management and governance processes as well as technical expertise in engineering and cybersecurity. He leads a large technology team focused on deep technical excellence, talent development, and diversity. Academic Background He holds bachelor’s degrees in civil engineering and in business administration from the University of São Paulo (“USP”), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, United States. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/02/2021 Conviction: 305

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Nationality: Brazil Ricardo Villela Marino Position and Term of Office He has been a vice chairman of our board of directors since 2020. Experiences, Skills and Abilities Financial sector and capital markets He has been the chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities across the region. He is also the Chairman of the board of directors of Itaú Chile. He has held several positions at Itaú Unibanco Group since 2002, including serving as a vice president from 2010 to 2018 and as CEO of Itaú’s Latin America operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banque Credit Commercial de France (“CCF”) and worked in fixed income and equities at Banco Garantia/CSFB and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for emerging markets. He served as chairman of the Latin American Bank Federation (“FELABAN”) and was named a Young Global Leader by the World Economic Forum (“WEF”). He has been an alternate member of our board of directors since 2011. Financial Inclusion and Entrepreneurship He is currently vice chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the chairman of Instituto PDR, an organization aimed at investing in and preparing new entrepreneurs with a focus on social academic transformation. Academic Background He holds a bachelor’s degree in mechanical engineering from the University of São Paulo (“USP”), São Paulo, Brazil. He hold´s a master’s degree in business administration from the Massachusetts Institute of Technology (“MIT”) Sloan School of Management, Massachusetts, United States. Management body: 306

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Non-executive Vice President of the Board of Directors Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RITA RODRIGUES FERREIRA CARVALHO 037.511.527-76 Profession: Date of birth: Actuarial 08/30/1973 Profissional experience: Nationality: Brazil Rita Rodrigues Ferreira Carvalho, a member of the Partners Program, has been an Officer at Itaú Unibanco Holding since April 2025. She is currently responsible for the Compliance and Operational Risk department. She has held several positions at Itaú Unibanco Group, including Officer since 2021; Business Management, Quantitative Analysis and Controls Superintendent for Global Markets & Treasury from 2017 to 2021; and Internal Controls and Compliance Superintendent from 2012 to 2017. Prior to joining Itaú, she spent 13 years at BNY Mellon, with roles in Brazil and the United Kingdom in Risk and Compliance. She holds a bachelor’s degree in actuarial science and an M.Sc. in statistics, both from Federal University of Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil. Management body: 307

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/18/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 308

Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Nationality: Brazil Roberto Egydio Setubal Position and Term of Office He has been a co-chairman of our board of directors since 2017. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, holding several positions until being appointed in 1994 as CEO, a position he held until April 2008. In that year, after the merger of Banco Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A., remaining in that role until 2017. He has been a member of the board of directors of Itaúsa S.A. since 2021 and is currently its vice chairman. He is also a member of the board of directors of CCR S.A. He was a member of the board of directors of Petrobras from 2000 to 2002 and of Shell Plc from 2017 to 2020. He was a member of the International Monetary Conference (“IMC”) from 1994 to 2020, serving as its chairman in 2015. From 1997 to 2000 he was chairman of Federação Brasileira de Bancos (“FEBRABAN”) and later chaired its e board of directors from 2011 to 2017. He was a member of the board of directors of the Institute of International Finance (“IIF”), serving as vice chairman from 2003 to 2014. Between 2002 and 2008, he was a member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk Management During his term as CEO of Itaú Unibanco Holding S.A. until 2017, he oversaw risk management at the executive level, chairing seven superior risk committees such as the Superior Audit and Operational Risk Management Committee, the Superior Credit Committee, and the Superior Risk Policy Committee, where he addressed corporate risk policies, risk management, risk appetite, and the company’s risk culture. He is currently a member of the Risk and Capital Management Committee, contributing to the definition, review and approval of risk appetite, strategies, and institutional risk policies. ESG He is also a member of the board of directors of Centro de Liderança Pública (“CLP”), a multi-party organization aimed at engaging society and developing public leaders to tackle Brazil’s urgent problems. In 2003, he was appointed as a member of the Economic and Social Development Council (“Conselho de Desenvolvimento Econômico e Social, or CDES”), a position he holds to date. Academic Background He holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo (“USP”), São Paulo, Brazil. He also holds a master’s degree in engineering science from Stanford University, California, United States. Family Relationship Mr. Roberto Egydio Setubal is the brother of Mr. Alfredo Egydio Setubal, a non-executive member of our board of directors. Management body: 309

Management body: Nominated by the Controlling stockholder: Board of Directors Yes Elective office held: Description of other positions held: Other Directors Non-executive Co-Chairman Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/28/2026 06/01/2026 Annual 11/28/2008 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RODRIGO ANDRE LEIRAS CARNEIRO 070.227.907-28 Profession: Date of birth: Economist 11/13/1975 Profissional experience: Nationality: Brazil Rodrigo André Leiras Carneiro, member of the Partners Program, has been an Officer at Itaú Unibanco Holding since 2025. He is currently responsible for the Credit Card Business – Individuals division, serving as an Officer since 2022. He has held several positions at Itaú Unibanco Group, including Products Officer at Redecard from 2018 to 2022; Card Portfolio Superintendent from 2013 to 2017; Credit Cards – High Income Segment Manager from 2012 to 2013; Business and Planning Manager from 2008 to 2012; and Credit Policy Manager – Unicard and Hipercard from 2003 to 2008. He also worked as Credit and Collections Coordinator from 2001 to 2002, Marketing and Product Analyst from 2000 to 2001, and Financial Analyst from 1998 to 2000 at Fininvest (finance company). He holds a bachelor’s degree in economics from the Federal University of Rio de Janeiro (“UFRJ”), Brazil, and an Executive MBA from COPPEAD (Federal University of Rio de Janeiro), Brazil. Management body: 310

Management body: Nominated by the Controlling stockholder: Board of Directors Elective office held: Description of other positions held: Others officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/14/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): RUBENS FOGLI NETTO 255.989.658-36 Profession: Date of birth: Business Administrator 06/26/1978 Profissional experience: Nationality: Brazil Rubens Fogli Neto, and a member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2015. He is currently responsible for the Cards, Payments, Collections, and Account Management Products and Needs Division. He has held several positions within Itaú Unibanco Group, including Director of Card Products, Digital Businesses, Cards and Acquiring, and Retail Joint Ventures. He also serves as a member of the board of directors of several companies within Itaú Unibanco Group. He previously worked at leading companies in their respective markets, such as Citibank, Credicard, and Banco CCF Brasil. He holds a bachelor's degree in business administration from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil; an Executive MBA from Brazilian Institute of Capital Markets (“IBMEC”), Brazil; completed the Leadership Transition program at INSEAD, Fontainebleau, France; and the Leading Organizations and Change program at MIT Sloan School of Management, Cambridge, Massachusetts, USA. Management body: 311

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 10/03/2022 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): SERGIO GUILLINET FAJERMAN 018.518.957-10 Profession: Date of birth: Economist 03/26/1972 Profissional experience: Nationality: Brazil Sergio Guillinet Fajerman Position and Term of Office Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2021. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He is currently responsible for the Human Resources (People Area), Marketing, and Communications departments. He has held several positions at Itaú Unibanco Group, including Executive Officer from 2017 to 2021, and Corporate People Management Officer and HR Officer for Wholesale Banking from 2010 to 2017. Academic Background He holds a bachelor’s degree in economics from the Federal University of Rio de Janeiro (“UFRJ”), Rio de Janeiro, Brazil; an MBA in corporate finance from the Brazilian Institute of Capital Markets (“IBMEC”), Brazil; an MBA from INSEAD, Fontainebleau, France; and completed the Advanced HR Executive Program at the University of Michigan, Michigan, United States. Management body: 312

Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer (member of the Executive Committee) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 03/02/2021 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 313

Name: Taxpayer ID (CPF): TATIANA GRECCO 167.629.258-63 Profession: Date of birth: Technologist in Civil Engineering 08/31/1973 Profissional experience: Nationality: Brazil Tatiana Grecco, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2017. She is currently responsible for the Capital Management and Market & Liquidity Risk department. She has worked in the financial and capital markets since 1994, when she joined the Capital Markets area. She has built a successful career over the years at the bank. She began as a back-office analyst managing institutional and private banking investment portfolios. In 1998, she became a fund portfolio manager at Itaú Asset Management and subsequently served for five years as a senior manager of fixed income and technical reserve portfolios, later becoming Superintendent of Technical Reserves Portfolio Management. In 2009, Ms. Grecco launched the indexed funds business at Itaú Asset Management through mutual funds and ETFs. In 2014, she also became Superintendent of Asset Allocation and Quantitative Funds Solutions. She chaired ANBIMA’s ETF Committee and led its ESG working group for several years. She also served as vice president of the Fixed Income and Multimarket Funds Committee at ANBIMA, contributing to the development of Brazilian mutual funds. Since 2017, she has been responsible for Market and Liquidity Risk control at Itaú Unibanco, Itaú Asset Management, and Itaú Corretora de Valores. Since 2020, she has also been responsible for the conglomerate’s capital management. She holds a bachelor’s degree in civil construction engineering from Universidade Estadual Paulista ("UNESP"), São Paulo, Brazil; a postgraduate degree in finance from Brazilian Institute of Capital Markets ("IBMEC"), Brazil; and a master’s degree in business administration from Fundação Getulio Vargas ("FGV"), São Paulo, Brazil. She completed an executive education program in Asset Management at Yale University, Connecticut, United States. She has been a Certified Financial Planner (CFP) since 2009, is a Certified Asset Manager (CGA) by ANBIMA, is one of the founding members of Bloomberg’s Women’s Buy-Side Network in Brazil and is a member of the global communities 100 Women in Finance and Women in ETFs. Management body: Management body: Nominated by the Controlling stockholder: Board of executive officers Elective office held: Description of other positions held: Others Officers Officer Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/01/2017 Conviction: 314

Type of Conviction: Description of the conviction: n/a n/a 315

7.4 Composition of committees 316

7.4 Composition of committees Administrator Name: Taxpayer ID (CPF): ALEXANDRE DE BARROS 040.036.688-63 Profession: Date of birth: Engineer 09/06/1956 Profissional experience: Nationality: Brazil Alexandre de Barros, has been a member of the Audit Committee of Itaú Unibanco Group since 2021. He held several positions at Itaú Unibanco Group, including Executive Vice President of Technology from 2011 to 2015; Executive Officer from 2005 to 2010; Senior Managing Officer from 2004 to 2005; and Managing Officer from 1994 to 2004. He served as a member of the board of directors of Serasa S.A. from 2003 to 2007, acting as its Chairman from 2006 to 2007, and as a member of the board of directors of Diagnósticos da América S.A. (“DASA”) from 2015 to 2023. He was also a member of the board of directors of Dexco S.A. from 2020 to 2024 and of its IT and Digital Innovation Committee from 2017 to 2024. He holds a bachelor’s degree in Aeronautical Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (“ITA”), São Paulo, Brazil; a specialization in Risk Management from INSEAD, Fontainebleau, France; and an MBA from New York University (“NYU”), New York, United States. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 Position held: Description of other position held: Member of the Committee (Efective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a 317

Administrator Name: Taxpayer ID (CPF): ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Profissional experience: Alfredo Egydio Setubal Position and Term of Office He has been a non-executive member of our board of directors since 2007. Experiences, Skills and Abilities Financial sector and capital markets At Itaúsa S.A., he has been serving as CEO and investor relations officer since 2015 and has been a member of the board of directors since 2008. He also has been the chairman of the board of directors of Dexco S.A. since 2021 and board member since 2015; a member of the board of directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He was chairman of the National Association of Investment Banks (“ANBID”) from 2003 to 2008; and he has been a member of the Superior Guidance, Nomination and Ethics Committee of the Brazilian Institute of Investor Relations (“IBRI”) since 2010, having chaired IBRI’s board of directors from 2000 to 2003. He was also a member of the board of directors of the Brazilian Association of Publicly-Held Companies (“ABRASCA”) from 1999 to 2017. He is currently the chairman of the Environmental, Social and Climate Responsibility Committee and a member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee, and the Personnel Committee of Itaú Unibanco. ESG He has been the chairman of the Board of Trustees of the Fundação Itaú, an institution responsible for social initiatives focused on education (in partnership with UNICEF and other NGOs) and the democratization and promotion of Brazilian culture, and the Chairman of the Decision-Making Council of the São Paulo Museum of Art (“MASP”) since 2015. He has been a member of the board of directors of the São Paulo Biennial Foundation since 2009. He is also a member of the Boards of the Museum of Modern Art of São Paulo (“MAM”) and the Institute of Contemporary Art (“IAC”). Academic Background He holds both bachelor’s and postgraduate degrees in business administration from Fundação Getúlio Vargas (“FGV”), São Paulo, Brazil. Committees 318

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/24/2009 319

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Chairman of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator 320

Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Nationality: Brazil Álvaro Felipe Rizzi Rodrigues, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2014. He is currently responsible for the following legal departments: Wholesale Banking and Corporate Banking (covering legal matters related to investment banking, brokerage, treasury, asset management and other wealth management services, private banking, banking products for large, medium and small companies, directed credit and on-lending, international loans and foreign exchange); Civil Litigation; Proprietary M&A; National and International Corporate Affairs; Corporate Governance (Legal); Antitrust; as well as the Ombudsman’s Office and Government Relations departments of Itaú Unibanco. He previously led the Retail Banking Legal department (handling legal issues related to products and services for individual customers – checking accounts, payment accounts, credit cards, merchant acquiring, payroll loans, mortgage loans, vehicle financing, consortia, insurance, private pension plans, capitalization products, etc.). He has also served as a Director of Fundação Itaú (Itaú Foundation) since 2019. He joined Itaú Unibanco Group in 2005, serving as Legal Manager and later as Legal Superintendent from 2005 to 2014. He also worked in the Corporate Law and Contract Law departments at Tozzini Freire Advogados from 1998 to 2005. He holds a bachelor’s degree in law from the University of São Paulo (“USP”), São Paulo, Brazil, and completed a specialization course in corporate law at Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. He holds a Master of Laws (LL.M.) from Columbia Law School, New York, United States. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/28/2022 Conviction Type of Conviction: Description of the conviction: n/a n/a 321

Administrator Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Nationality: Brazil Ana Lúcia de Mattos Barretto Villela Position and Term of Office She has been a non-executive member of our board of directors since 2018. Experiences, Skills and Abilities Financial sector, capital markets, and other Industries She has held several positions at the Itaú Unibanco Group, including serving as a member of our board of directors from 1996 to 2001. She is co-founder of MFF&CO, a global impact entertainment studio operating in São Paulo (Brazil), Los Angeles (United States), and London (United Kingdom) since May 2024; co-founder of the Alana Down Syndrome Center at MIT since 2019; alternate member of the board of directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; member of Itaú’s Personnel Committee since 2018; member of Itaú’s Nomination and Corporate Governance Committee since 2018; vice-chair of the board of directors (Non-Executive Member) of Itaúsa S.A. since 2017; member of the Advisory Board of Itaú Social since 2017; co-founder of AlanaLab since 2014; co-founder of Maria Farinha Filmes since 2009; founding chairwoman of the Alana Foundation since 2012; CEO of Instituto Alana since 2002; and Ashoka Fellow since 2010. ESG She has been a member of the Social, Environmental, and Climate Responsibility Committee since 2019 (formerly the Social Responsibility Committee); member of Itaúsa’s Sustainability and Risk Committee since 2021. Also serves on the Advisory Board of the Stanford Down Syndrome Research Center since January 2022. Previously served on the board of Participant, a media and entertainment organization founded by social entrepreneur Jeff Skoll, from March 2022 to July 2024; member of the Advisory Board of UCLA Lab School from May 2022 to July 2024; member of the Advisory Board of Instituto Akatu from 2013 to 2017; member of the Advisory Board of Fairplay Organization from 2015 to 2017; member of the Advisory Board of Conectas from 2003 to 2018; member of Dexco’s Sustainability Committee from 2015 to 2018; and alternate member of Dexco’s board of directors from 2018 to 2020. Technology and Information Security Since 2018, she has been the first Latin American representative on the XPRIZE Innovation Board, a nonprofit organization founded by Peter Diamandis that designs and manages global competitions to foster the development of breakthrough technologies addressing humanity’s greatest challenges. From 2019 to 2024, Alana Foundation, co-founded by Villela, supported the XPRIZE Rainforest competition, aimed at accelerating the creation of technologies capable of mapping tropical forest biodiversity. Academic Background Holds a bachelor’s degree in education with a specialization in school administration and a master’s degree in educational psychology, both from Pontifícia Universidade Católica de São Paulo (“PUC-SP”), São Paulo, Brazil. Studied business administration at Fundação Armando Álvares Penteado (“FAAP”), São Paulo, Brazil (incomplete), and attended a postgraduate program in third sector management at Fundação Getulio Vargas (“FGV”), São Paulo, Brazil (incomplete). Committees 322

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees n/a Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/31/2019 Conviction 323

Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): ANDRE BALESTRIN CESTARE 213.634.648-25 Profession: Date of birth: Engineer 06/08/1978 Profissional experience: Nationality: Brazil Andre Balestrin Cestare, member of the Partners Program, has been an Officer since 2017. He is currently responsible for Retail Banking Financial Planning and for Technology and Operations. He has held several positions at Itaú Unibanco Group, including Wholesale Banking Financial Planning Officer from 2019 to 2022, Retail Banking Financial Planning Officer from 2017 to 2019, and Finance Superintendent from 2010 to 2017. He holds a bachelor’s degree in mechanical engineering from the University of São Paulo (“USP”), São Paulo, Brazil; a postgraduate degree in business administration and a professional master’s degree in finance and economics, both from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. He also attended the Executive Management Training Program at Fundação Dom Cabral, São Paulo, Brazil. Management body: Type of committee: Type of audit: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/23/2026 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator 324

Name: Taxpayer ID (CPF): ANTONIO FRANCISCO DE LIMA NETO 231.877.943-00 Profession: Date of birth: Economist 06/13/1965 Profissional experience: Nationality: Brazil Antonio Francisco de Lima Neto (independent member), born on June 13, 1965, has served as a member of the Audit Committee at Itaú Unibanco Holding S.A. since April 2026 and as a member of the Audit Committee at Banco Itaú Paraguay since January 2023. He was a member of the Audit Committee at Itaú Unibanco Holding S.A. from 2015 to 2021 and a member of the Audit Committee at Banco Itaú Chile (formerly Itaú CorpBanca) from 2018 to 2025. He served as CEO of Banco Fibra S.A. from September 2009 to October 2013. Worked at Banco do Brasil S.A. from July 1979 to April 2009, holding the position of CEO from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Director from September 2001 to November 2004; Executive Superintendent of the Commercial Board from July 2000 to September 2001; Executive Manager of the Distribution Board from June 2000 to July 2000; State Superintendent of Tocantins from May 1999 to May 2000; and Regional Superintendent of Belo Horizonte from January 1997 to May 1999. He served as Coordinator of the Risk Committee from July 2022 to February 2025 and as an independent member of the Board of Directors from July 2021 to February 2025 at IRB Brasil RE. He was also a member of the Board of Directors at Brasilprev Seguros e Previdência S.A. from June 2005 to June 2009; FEBRABAN – Brazilian Federation of Banks from 2006 to 2009; BB Securities Limited from 2004 to 2005; Companhia de Seguros Aliança do Brasil from August 2005 to July 2008; BB Previdência – Banco do Brasil Pension Fund from 2000 to 2007. He holds a Master's degree in Economics from Fundação Getulio Vargas (“FGV”), São Paulo; a Lato Sensu Postgraduate degree in Marketing from Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”); and an Executive MBA from Fundação Dom Cabral, São Paulo. He also holds a board member certification from the Brazilian Institute of Corporate Governance. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/01/2026 325

Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Nationality: Brazil Candido Botelho Bracher Position and Term of Office He has been an independent member of our board of directors since April 2024, and a non-executive member of our board of directors since 2021. Experiences, Skills and Abilities Financial sector and capital markets He has held several positions at Itaú Unibanco Group, including serving as CEO from 2017 to 2021, senior vice president of wholesale banking from 2015 to 2017, and vice president from 2004 to 2015. He has been a member of the board of directors of Mastercard Incorporated since 2021 and was a member of the board of directors of Banco Itaú BBA S.A. from 2003 to 2017, of B3 S.A. from 2009 to 2014, and of Grupo Pão de Açúcar from 1999 to 2013. He was a founding partner of investment bank BBA Creditanstalt, a joint venture established in 1988. Risk Management He served as CEO of Itaú Unibanco Holding S.A., during which time he was in charge of risk management at the executive level, chairing seven superior risk committees, such as the Superior Market and Liquidity Risk Committee, the Superior Operational Risk Committee, and the Superior Credit Committee. In these forums, he deliberated on corporate risk policies, risk management processes, risk appetite, and the organization’s risk culture. He is currently a member of the Risk and Capital Management Committee, contributing to the definition, review and approval of risk appetite, strategies, and institutional risk policies. ESG He is a member of FGV’s Superior Council for the Bioeconomy and is deeply engaged in initiatives to protect the Pantanal biome in Brazil. He is a member of the board of directors of Instituto Acaia, which develops educational programs aimed at preserving the Pantanal biome. He also completed a Climate Change training program in 2021 offered by the Brazilian Institute of Corporate Governance (“IBGC”) through the Chapter Zero initiative, a global network to engage board members in climate challenges. He is also a columnist for the Brazilian newspaper Folha de São Paulo. Academic Background He holds a bachelor’s degree in business administration from Fundação Getulio Vargas (“FGV”), São Paulo, Brazil. Committees 326

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Chairman of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 09/29/2022 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/29/2021 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/29/2021 327

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/31/2019 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/29/2026 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a 328

Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Nationality: Brazil Cesar Nivaldo Gon Position and Term of Office He has been an independent member of our board of directors since 2022. Experiences, Skills and Abilities Financial sector and capital markets He is a member of the board of directors of the Lean Enterprise Institute (“LEI”) and was a member of the board of directors of Raia Drogasil S.A. from 2021 to 2023. An active venture capital and startup investor, Mr. Gon led the IPO of CI&T Inc. on the New York Stock Exchange (“NYSE”) and has been a member of the board of directors of the Lumina Unicamp Endowment Fund since 2020. He was recognized as Entrepreneur of the Year in Brazil by EY (EY Entrepreneur of The Year™) in 2019. Technology and Information Security He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions – including AI and hyper-digital platforms, modernization, cloud services, data analytics, cybersecurity, and digital product design – since 1995. He is the Chairman of the Board of Sensedia, a leading company in the API Management market. He has a long-standing career as an important voice in leadership development, digital transformation, and artificial intelligence. He also served as a Technology Advisor on the Board of Grupo Boticário from 2020 to 2023. Academic Background He holds a bachelor’s degree in computer engineering and a master’s degree in computer science, both from the University of Campinas (“UNICAMP”), São Paulo, Brazil. He is the co-author of the book “Faster, Faster: The Dawn of Lean Digital” (2020) and a columnist for the MIT Sloan Management Review. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Chairman of the committee Chairman of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/27/2024 329

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/30/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 330

Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Nationality: Brazil Fabricio Bloisi Rocha (Independent Member) Date of Birth: May 9, 1977 Position and Term of Office He has been an independent member of our board of directors since 2024. Experiences, Skills and Abilities Financial sector, capital markets, and other industries He is the CEO of Prosus, Chairman of the board of directors at iFood, CEO of Naspers, and founder of Movile Group. He is also a member of the XPrize Innovation Board. ESG He promotes educational projects through his 1Bi Foundation, an institution focused on supporting education through technology. He also supports initiatives such as “Meu Diploma do Ensino Médio” and “Movimento Tech”, which foster high school and technology education in Brazil through iFood. In 2023, he was appointed as the UN spokesperson for education on SDG 4 in Brazil and joined the economic and Sustainable Development Council of the Presidency of the Republic. Academic Background He holds a bachelor' s degree in computer engineering from the State University of Campinas (“UNICAMP”), Campinas, São Paulo, Brazil, and a Master’s degree in business administration from Fundação Getulio Vargas ("FGV"), São Paulo, Brazil. In 2013, he attended the Executive Program for Growing Companies - Strategy, Finance, and Leadership for companies in the growth-stage at the Stanford Graduate School of Business, California, USA. In 2022, he completed the Owner/President Management Program at Harvard University, Massachusetts, USA. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/27/2024 Conviction: 331

Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): FERNANDO BARÇANTE TOSTES MALTA 992.648.037-34 Profession: Date of birth: Systems Analyst 04/14/1968 Profissional experience: Nationality: Brazil Fernando Barçante Tostes Malta, has been a member of the Audit Committee of Itaú Unibanco Group. He held several positions at Itaú Unibanco Group, including Executive Officer from 2015 to 2021 and member of the Audit Committee of Itaú Chile from 2023 to 2026. He also served in the Internal Controls and Compliance Office from 2016 to 2021, where he oversaw the Group’s non-financial risks, the Environmental & Social Risk department, operational risks and compliance from 2017 to 2021, information security, anti-money laundering and fraud prevention, as well as coordination of operational risk control for international units. He served as Officer of Card Operations, Redecard, Real Estate Loans, Vehicle Financing, Consortia, Collections, Legal Operations, and all active client services from 2015 to 2016. He was also an Officer overseeing Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia, and Insurance & Capitalization Operations from 2013 to 2015. He served as Customer Service and Operations Officer for Consumer Credit (cards and finance companies) from 2011 to 2013; Customer Service Officer for Consumer Credit (cards and finance companies) from 2009 to 2011; and Channels and CRM Officer at Unibanco (prior to the merger) from 2004 to 2009. He began his career in 1988, holding a variety of roles. He worked in the management of Channels, Branches and the Institutional Portfolio, and participated in several projects and initiatives from 1995 to 2008. He also held positions as alternate member of the board of directors of Tecnologia Bancária S.A.; deputy member of the board of directors of Luizacred S.A. – Crédito, Financiamento e Investimento; alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A.; and member of the Boards of Directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. Mr. Malta was the Director of FEBRABAN’s Anti-Money Laundering Commission in 2021. He holds a bachelor’s degree in Information Technology from Pontifícia Universidade Católica do Rio de Janeiro (“PUC-RJ”), Rio de Janeiro, Brazil; an MBA from Fundação Dom Cabral, São Paulo, Brazil; an extension in Strategy from the Kellogg School of Management at Northwestern University, Illinois, United States; and an extension in Bank Management from the Swiss Finance Institute (“SFI”), Zurich, Switzerland. 332

Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 06/01/2023 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: 333

Name: Taxpayer ID (CPF): GABRIEL AMADO DE MOURA 247.648.348-63 Profession: Date of birth: Business Administrator 08/18/1975 Profissional experience: Nationality: Brazil Gabriel Amado de Moura Position and Term of Office Member of the Partners Program and member of the Executive Committee, Chief Financial Officer (“CFO”) of Itaú Unibanco Group since October 2024. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He was appointed CEO of Banco Itaú Chile in January 2020, after serving as the bank’s CFO from 2016. He joined Itaú Unibanco in 2000 and became a member of the Partners Program in 2011. He has over 25 years of experience in investment management, financial management, risk management, and mergers and acquisitions. He previously served as Risk and Finance Director for the Wealth Management & Services division and was responsible for investment management for the Insurance & Pensions and Foundation & Endowment businesses of Itaú Unibanco. He also worked in proprietary mergers and acquisitions and serves as a member of the Boards of Directors of several companies within the Itaú Unibanco conglomerate in Brazil and abroad. Academic Background He holds an MBA from The Wharton School, University of Pennsylvania, United States. Management body: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Chairman of the Committee Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 10/22/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator 334

Name: Taxpayer ID (CPF): GERALDO JOSÉ CARBONE 952.589.818-00 Profession: Date of birth: Economist 08/02/1956 Profissional experience: Nationality: Brazil Geraldo José Carbone, he has been a member of the Compensation Committee since 2019. He has held several positions within Itaú Unibanco Group, including Executive Vice President from 2008 to 2011 and member of the board of directors from 2006 to 2008 and from 2017 to 2018. He has been a managing partner at G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Previously, he served as president from 1997 to 2006 at Bank Boston; vice president of the Asset Management Division from 1994 to 1997; and head of the economics Department and Investment Research Unit in Brazil from 1991 to 1994. He also worked as chief economist at Bunge y Born from 1982 to 1987. He holds a Bachelor’s degree in Economics from the University of São Paulo (“USP”), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: 335

Name: Taxpayer ID (CPF): GUSTAVO LOPES RODRIGUES 219.738.878-94 Profession: Date of birth: Business Administrator 11/18/1980 Profissional experience: Nationality: Brazil Gustavo Lopes Rodrigues Position and Term of Office Gustavo Lopes Rodrigues, a member of the Partners Program since 2021, has been Investor Relations Officer and Chairman of the Disclosure and Trading Committee at Itaú Unibanco Holding S.A. since August 2024, as well as Investor Relations Officer at Investimentos Bemge S.A. and Dibens Leasing S.A. since June 2024 and August 2024, respectively. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He has 25 years of experience in the financial sector, having built his career across several areas in Finance. He served as Investor Relations Superintendent from 2017 to 2024. Academic Background He holds a bachelor’s degree in business administration. Management body: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Chairman of the Committee Chairman of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 08/16/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator 336

Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: Nationality: Brazil João Moreira Salles Position and Term of Office He has been a non-executive member of our board of directors since 2017. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He currently holds the following positions: (i) CEO of Itaú Unibanco Participações S.A. (“IUPAR”) since 2026, and he has been director since 2023; (ii) member of the board of directors of IUPAR since 2015; (iii) member of the board of directors and CEO of E. Johnston Participações since 2024; (iv) director of Brasil Warrant Administração de Bens e Empresas S.A. (“BWSA”) since 2017; (v) CEO of BW Gestão de Investimentos Ltda. (“BWGI”) since 2022; (vi) board member, since 2019, of Verallia, a glass packaging company with shares on the French Stock Exchange; (vii) chairman of the board of directors of Alpargatas since 2026, and member of the board of directors since 2022; (viii) member of the Strategy and People Committees of Alpargatas since 2022. Furthermore, before joining BWSA, he worked as an investment banker at J. P. Morgan Chase, New York, USA. Academic Background He holds a bachelor's degree in economics from the Institute of Education and Research (“INSPER”), São Paulo, Brazil; Master's degree in economics from Columbia University GSAS, New York, USA; Master's degree in finance from Columbia University GSB, New York, USA; and PhD in economic theory from the University of São Paulo (“USP”), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Member of the committee (effective) Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 05/25/2017 337

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Member of the committee (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/29/2026 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator 338

Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: Nationality: Brazil José Virgilio Vita Neto Position and Term of Office Member of the Partners Program; Officer, member of the Executive Committee of Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s Office, Government Relations and Sustainability departments. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He began his career at Itaú Unibanco Group in 2000 as an attorney and was elected Officer in 2011. He also serves as an Executive Officer at Brazilian Banking Federation (“FEBRABAN”). Academic Background He holds a bachelor’s degree in law from the University of São Paulo (“USP”), São Paulo, Brazil; a master’s degree in contract law from the University of Salamanca,Castilla y León, Spain; a Ph.D. in contract law from University of São Paulo (“USP”), São Paulo, Brazil; and has completed the authentic leadership development program at Harvard Business School, Massachusetts, United States. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 01/18/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator 339

Name: Taxpayer ID (CPF): LUCIANA PIRES DIAS 251.151.348-02 Profession: Date of birth: Lawyer 01/13/1976 Profissional experience: Nationality: Brazil Luciana Pires Dias, has been a member of the Audit Committee of Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she works as a consultant, arbitrator, and legal opinion writer on financial and capital markets matters. She has been a professor at Fundação Getulio Vargas ("FGV") since 2008, and she been a member of the board of directors of AMBEV S.A. since 2023. She was an Officer of the Brazilian Securities Commission (“CVM”) from 2011 to 2015 and Head of Market Development at CVM from 2007 to 2010. Ms. Dias was CVM’s representative on the OECD Corporate Governance Committee from 2011 to 2015 and at the Latin American Corporate Governance Roundtable organized by OECD from 2009 to 2015. She worked at law firms in São Paulo, Rio de Janeiro (Brazil), and New York (USA) from 1998 to 2006. She holds bachelor’s, master’s, and doctoral degrees in commercial law from the University of São Paulo (“USP”), São Paulo, Brazil, and a Master of the Science of Law (J.S.M.) from Stanford Law School, California, United States. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 08/07/2020 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator 340

Name: Taxpayer ID (CPF): MARCOS MARINHO LUTZ 147.274.178-12 Profession: Date of birth: Naval Engineer 12/30/1969 Profissional experience: Nationality: Brazil Marcos Marinho Lutz Position and Term of Office He has been an independent member of our board of directors since 2025. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He has been serving as the Chairman of the board of directors of Ultracargo Logística S.A., Ultrapar Participações S.A., Companhia Ultragaz S.A., and Ultrapar Mobilidade S.A. since 2025, and of Hidrovias do Brasil S.A. since 2024. He has been a member of the board of directors of Corteva Agriscience since 2019. He has been the CEO of Ultrapar Participações S.A. since 2022 and a member of the People and Sustainability Committee and an officer of Ultra S.A. Participações since 2021. Mr. Lutz was Chairman of the Infrastructure Council of the São Paulo State Industry Federation (“FIESP”) from 2015 to 2021; a member of the board of directors of Rumo Logística S.A. from 2008 to 2020 and its Chairman from July to December 2020; CEO of Cosan S.A. – Indústria e Comércio from 2009 to 2020; a board member of Raízen S.A. from 2013 to 2020, Comgás S.A. from 2008 to 2020 and Moove S.A. from 2008 to 2020; and a member of the board of directors of Monsanto S.A. from 2014 to 2018. Academic Background He holds a bachelor’s degree in naval engineering from the Polytechnic School of the University of São Paulo (“USP”), São Paulo, Brazil, and a master’s degree in business administration from the Kellogg School of Management at Northwestern University, Illinois, United States. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a 341

Administrator Name: Taxpayer ID (CPF): MARIA ELENA CARDOSO FIGUEIRA 013.908.247-64 Profession: Date of birth: Economist 11/29/1965 Profissional experience: Nationality: Brazil Maria Elena Cardoso Figueira, she has been a Member of the Audit Committee at Itaú Unibanco Group since October 2025. She has been a partner and owner of Figueira Consultoria Econômica Eireli – EPP since December 2014. She has been a Fiscal Council Member at Camil Alimentos S.A. since May 2020, and served as President from May 2022 to July 2025; a Member of the Audit and Risk Committee at Hospital Sírio Libanês since July 2021 and its Coordinator since April 2024; a Fiscal Council Member at the Brazilian Business Council for Sustainable Development – CEBDS since June 2023; an Independent Member of the Audit Committee at HOB Eventos, Treinamento e Publicações Ltda. since August 2024; and an Alternate Member of the Fiscal Council at Enercan – Campos Novos Energia S.A. (Votorantim Group) since May 2025. She also served as an Independent Member of the Audit Committee from 2018 to 2025 and Financial Specialist at Banco Santander (Brasil) S.A. from 2021 to 2025; an Independent Member of the Audit Committee at BR Properties S.A. from 2022 to 2023; a Fiscal Council Member from 2022 to 2023 and Alternate Member of the Fiscal Council from 2021 to 2022 at B3 S.A.; an Independent Member of the Audit Committee at Lojas Americanas S.A. from 2020 to 2021; an Alternate Member of the Fiscal Council at CCR S.A. from 2019 to 2020; an Independent Member and President of the Advisory Committee at HSBC Brasil S.A. – Banco de Investimento from 2017 to 2018; President and Independent Member of the Advisory Board and Audit and Risk Committee at HSBC Bank Brasil S.A. – Banco Múltiplo from 2014 to 2016; Project Director at Banco Santander, S.A. – Spain from 2012 to 2014; Coordinator and Independent Member of the Audit Committee from 2004 to 2012 and Financial Specialist from 2011 to 2012 at Banco Santander (Brasil) S.A.; Director of Tax Consulting for Financial Institutions and International Taxation at KPMG Corporate Finance from 2003 to 2004; Director of Accounting and Financial Control at Banco Bilbao Vizcaya Argentaria Brasil S.A. from 2001 to 2002; Deputy Director of Tax Planning at Banco Santander Brasil S.A. from 1999 to 2001; Tax Manager at Arthur Andersen Consultoria Fiscal-Financeira S/C Ltda. from 1991 to 1999. She holds a bachelor’s degree in economics from PUC-RJ, Rio de Janeiro, Brazil. She completed the Senior Executive Management Program (“SEMP”) at IESE/University of Navarra, Spain, and MBA in Luxury Management from (“FAAP”), São Paulo, Brazil. Committees 342

Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 Position held: Description of other position held: Member of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 10/09/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator 343

Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Nationality: Brazil Maria Helena dos Santos Fernandes de Santana Position and Term of Office She has been an independent member of our board of directors since 2021 and Chair of the Audit Committee since 2023. Experiences, Skills and Abilities Financial sector, capital markets and other sectors She has been an independent member of our board of directors since 2021 and an independent member of the Audit Committee since 2022, serving as its Chair since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a member of the board of directors and Chairwoman of the Audit Committee of CI&T Inc., and a member of the board of directors of Fortbras S.A. She served as a member of the board of directors and Chairwoman of the Audit Committee of XP Inc. from 2019 to 2021; Chairwoman of the Audit Committee of XP Investimentos S.A. from 2018 to 2019; a member of the board of directors of Bolsas y Mercados Españoles (“BME”) from 2016 to 2020; a Trustee of the IFRS Foundation from 2014 to 2019; a member of the board of directors and Coordinator of the Audit Committee of Totvs S.A. from 2013 to 2017; and a member of the board of directors of CPFL Energia S.A. from 2013 to 2015. She was also Chair of the Brazilian Securities and Exchange Commission (“CVM”) from 2007 to 2012 (having been a Commissioner from 2006 to 2007), representing CVM on the Financial Stability Board (FSB) from 2009 to 2012, and served as Chair of the Executive Committee of the International Organization of Securities Commissions (“IOSCO”) from 2011 to 2012. ESG Between 2011 and 2012, she was a member of the International Integrated Reporting Council (“IIRC”), where she later served on the Governance and Nominating Committee until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (now B3 S.A.) from 1994 to 2006, where she was involved in the creation and was responsible for the implementation of the Novo Mercado and other corporate governance segments. She was vice president of the Brazilian Institute of Corporate Governance (“IBGC”) from 2004 to 2006, having been a member of its board of directors from 2001 to 2006. She has also been a member of the Latin American Corporate Governance Roundtable (“OECD”) since 2000. She was a member of the board of directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. from 2018 to 2023. She served as a member of the board of directors and Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. from 2013 to 2017. She was honored with the Excellence in Corporate Governance Award by the International Corporate Governance Network (“ICGN”) in 2012. Academic Background She holds a bachelor’s degree in economics from the University of São Paulo (“USP”), São Paulo, Brazil. Committees 344

Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 06/01/2026 Annual 01/02/2023 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Chairman of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: 345

Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Nationality: Brazil Milton Maluhy Filho Position and Term of Office Member of the Partners Program, serving as Chief Executive Officer (CEO) since 2021. Experience, Competencies, and Skills Financial sector, capital markets, and other industries Held several positions at Itaú Unibanco, including vice president executive of finance and risks from 2019 to 2020 and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, where he was responsible for the merger of two banks: CorpBanca and Banco Itaú Chile. Joined Itaú Unibanco Group in 2002 and was elected as an officer in 2007. Education He holds a bachelor's degree in business administration. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator: 346

Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Nationality: Brazil Paulo Antunes Veras Position and Term of Office He has been an independent member of board of directors since 2024 and president of the Personnel Committee since 2026, he was a member of the Personnel Committee from 2024 to 2026. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He is a startup investor, an independent member of the board of directors of Localiza, and a member of the Advisory Board of Grupo Boticário. He was the founder and CEO of 99, the first Brazilian “unicorn” startup, prior to the sale of the company in 2018. He was Managing Director and a board member at Endeavor, a high-impact entrepreneurship NGO. Academic Background He holds a bachelor’s degree in mechatronics engineering from the University of São Paulo (“USP”), São Paulo, Brazil, and an MBA from INSEAD. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Chairman of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/25/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/27/2024 347

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/30/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator 348

Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Nationality: Brazil Pedro Luiz Bodin de Moraes Position and Term of Office He has been an independent member of our board of directors since 2008. Experiences, Skills and Abilities Financial sector and capital markets He was a member of the board of directors of Unibanco – União de Bancos Brasileiros S.A. from 2003 to 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. from 2005 to 2014, and a partner and officer at Banco Icatu S.A. from 1993 to 2002. He was vice president of National Association of Investment Banks (“ANBID”) from 1994 to 2001, and a professor in the Department of Economics at the Pontifical Catholic University of Rio de Janeiro (“PUC-RJ”) from 1985 to 1990. Risk Management He is currently the chairman of our Risk and Capital Management Committee, and his prior experience in risk management has well-qualified him for this role. His responsibilities include supporting the board of directors in defining the institution’s risk appetite and overseeing the management and control of risk and capital, to ensure they are adequate for the risk levels assumed and the complexity of operations. He served as director of monetary policy at the Central Bank of Brazil from 1991 to 1992. In that capacity, his duties included managing and executing monetary and foreign exchange policy, setting technical guidelines for managing Brazil’s international reserves, and formulating policies for payment arrangements, clearinghouses, settlement systems, and other financial market infrastructures. ESG He was an Officer at National Bank for Economic and Social Development (“BNDES”) from 1990 to 1991, which is the Federal Government’s main investment promotion instrument, with a mission to foster the sustainable and competitive development of the Brazilian economy through job creation and the reduction of social and regional inequalities. Academic Background He holds a bachelor’s degree and a postgraduate diploma in economics from Pontificia Universidade Católica do Rio de Janeiro (“PUC-RJ”), Rio de Janeiro, Brazil, and a Ph.D. in economics from the Massachusetts Institute of Technology (“MIT”), Massachusetts, United States. Committees 349

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Chairman of the Committee Chairman of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/25/2013 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/30/2025 Conviction 350

Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Nationality: Brazil Renato Lulia Jacob, member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2024, where he has been responsible for Corporate Strategy, Investor Relations, and Corporate Development since April 2024. He has also been a member of the Disclosure and Trading Committee since 2019. He served as Group Head of Investor Relations and Market Intelligence and Chairman of the Disclosure and Trading Committee from 2020 to 2024. Mr. Jacob has been with Itaú Unibanco Group for 24 years and has held several roles, including CEO and Board member of Itaú BBA International plc in the UK; Board member of Itaú International (USA) and Itaú Suisse (Switzerland) from 2016 to 2020; Managing Director of Banco Itaú Argentina S.A. from 2006 to 2010; and Managing Director, Head of CIB Europe from 2011 to 2015. He is an independent member of the board of the Royal Institution of Great Britain (UK) and served as an independent board member of Fight for Peace International from 2017 to 2022. He was a Fellow of the Institute of Directors (UK) from 2015 to 2017. He holds a bachelor's degree in civil engineering from the University of São Paulo (“USP”), São Paulo, Brazil, and has completed the advanced management program and participated in the CEO Academy, both at The Wharton School of the University of Pennsylvania, United States. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 04/25/2019 Conviction 351

Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Nationality: Brazil Ricardo Villela Marino Position and Term of Office He has been a vice chairman of our board of directors since 2020. Experiences, Skills and Abilities Financial sector and capital markets He has been the chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities across the region. He is also the Chairman of the board of directors of Itaú Chile. He has held several positions at Itaú Unibanco Group since 2002, including serving as a vice president from 2010 to 2018 and as CEO of Itaú’s Latin America operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banque Credit Commercial de France (“CCF”) and worked in fixed income and equities at Banco Garantia/CSFB and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for emerging markets. He served as chairman of the Latin American Bank Federation (“FELABAN”) and was named a Young Global Leader by the World Economic Forum (“WEF”). He has been an alternate member of our board of directors since 2011. Financial Inclusion and Entrepreneurship He is currently vice chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the chairman of Instituto PDR, an organization aimed at investing in and preparing new entrepreneurs with a focus on social academic transformation. Academic Background He holds a bachelor’s degree in mechanical engineering from the University of São Paulo (“USP”), São Paulo, Brazil. He hold´s a master’s degree in business administration from the Massachusetts Institute of Technology (“MIT”) Sloan School of Management, Massachusetts, United States. Committees 352

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 05/03/2010 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator 353

Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Nationality: Brazil Roberto Egydio Setubal Position and Term of Office He has been a co-chairman of our board of directors since 2017. Experiences, Skills and Abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, holding several positions until being appointed in 1994 as CEO, a position he held until April 2008. In that year, after the merger of Banco Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A., remaining in that role until 2017. He has been a member of the board of directors of Itaúsa S.A. since 2021 and is currently its vice chairman. He is also a member of the board of directors of CCR S.A. He was a member of the board of directors of Petrobras from 2000 to 2002 and of Shell Plc from 2017 to 2020. He was a member of the International Monetary Conference (“IMC”) from 1994 to 2020, serving as its chairman in 2015. From 1997 to 2000 he was chairman of Federação Brasileira de Bancos (“FEBRABAN”) and later chaired its e board of directors from 2011 to 2017. He was a member of the board of directors of the Institute of International Finance (“IIF”), serving as vice chairman from 2003 to 2014. Between 2002 and 2008, he was a member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk Management During his term as CEO of Itaú Unibanco Holding S.A. until 2017, he oversaw risk management at the executive level, chairing seven superior risk committees such as the Superior Audit and Operational Risk Management Committee, the Superior Credit Committee, and the Superior Risk Policy Committee, where he addressed corporate risk policies, risk management, risk appetite, and the company’s risk culture. He is currently a member of the Risk and Capital Management Committee, contributing to the definition, review and approval of risk appetite, strategies, and institutional risk policies. ESG He is also a member of the board of directors of Centro de Liderança Pública (“CLP”), a multi-party organization aimed at engaging society and developing public leaders to tackle Brazil’s urgent problems. In 2003, he was appointed as a member of the Economic and Social Development Council (“Conselho de Desenvolvimento Econômico e Social, or CDES”), a position he holds to date. Academic Background He holds a bachelor’s degree in production engineering from the Polytechnic School of the University of São Paulo (“USP”), São Paulo, Brazil. He also holds a master’s degree in engineering science from Stanford University, California, United States. Committees 354

Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Chairman of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/24/2009 355

Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2026 04/30/2026 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a 356

7.5. Family relationships Due to the structure of the table in the system, we present the information for this item in item 7.8. 357

7.6. Subordination, service provision or control Relations Due to the structure of the table in the system, we present the information for this item in item 7.8. 358

7.7. Describe the provisions in any agreements, including insurance policies, that provide for the payment or reimbursement of expenses incurred by management members arising from compensation for damage caused to third parties or the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their duties The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O) aimed at compensating management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuits, administrative proceedings or arbitration procedures, or due to the disregard of legal identity related to the activities of the Issuer or its subsidiaries, as well as a result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to non-compliance with laws or rules. The risks excluded from this insurance policy are claims arising from willful misconduct or gross negligence equivalent to willful misconduct performed by a management member, or any third party to the benefit of that member. The current policy establishes a maximum compensation limit of US$150 million, subject to specific sub-limits and deductibles for each item covered. The amount of the civil liability insurance premium for directors and officers, valid until June 07, 2026 (18 months), was ten million, fifty-seven thousand, five hundred and fifty-one U.S. dollars (US$10,057,551), including tax on financial operations (IOF). Taking into consideration the publication of CVM Guidance Opinion No. 38 of September 25, 2018 regarding compensation agreements entered into by publicly-held companies and their management members, the Extraordinary General Stockholders’ Meeting held on April 28, 2020 approved the inclusion of items 5.3 and 5.3.1 in the Bylaws to formalize the possibility of the Issuer contracting civil liability insurance or, also, entering into a compensation agreement in favor of its management members, the management members of its controlled companies, employees who hold a management position at the Issuer or its controlled companies, as well as those individuals who are formally nominated to hold management positions in other entities. The Issuer may enter into a compensation commitment with the members of the Board of Directors, Board of Officers, Audit Committee and Compensation Committee, as well as with any employees who hold a supervisor position at the Issuer or its exclusively controlled companies and those individuals who are formally nominated by the Issuer to hold management positions in other companies or entities (collectively, “Beneficiaries”), for the purpose of compensating expenses arising from claims, inquiries, investigations, arbitration procedures and administrative or legal proceedings, in Brazil or in any other jurisdiction aimed at holding the insured Beneficiary liable for the regular performance of their management duties, until the later of the date of the following events: (i) the lapse of the period required for a final and unappealable decision on any proceeding related to the Beneficiary’s length of service at the Issuer to which the Beneficiary is a party; or (ii) the lapse of the statute of limitations set forth by law for events that may result in compensation obligations for the Issuer. To avoid conflicts of interest, the reimbursement of any and all expenses must be reviewed and approved by the Issuer’s Audit Committee, a body consisting entirely of independent members, in accordance with the regulations of the National Monetary Council, which is the proper body to assess whether the expenses can be reimbursed by the Issuer. Accordingly, the Audit Committee will assess whether the Beneficiary’s act falls under any of the exclusionary circumstances provided for in the Compensation Commitment, namely: (i) the act performed was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on 359 the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. In the cases where a Beneficiary is a member of Itaú Unibanco’s Audit Committee, any compensation resulting from proceedings filed against such Beneficiary must be submitted to, reviewed, and approved by the Issuer’s Related Parties Committee, a body consisting exclusively of independent Board members. Additionally, Beneficiaries who may benefit from the resolution or discussion on the payment of expenses will be barred from attending the meetings of the Audit Committee or Related Parties Committee, as applicable, held to resolve on or discuss such payments. Finally, the Issuer clarifies that the Beneficiaries will not be entitled to receive compensation whenever it is related to the proven performance of unlawful acts and when any of the following events demonstrably occur: (i) the act performed was not part of the Beneficiary’s duties; (ii) there is proven bad faith, willful misconduct, gross negligence, or fraud on the part of the Beneficiary; or (iii) the Beneficiary acts in their own interest or in the interest of third parties, to the detriment of the interest of Itaú Unibanco. 360

7.8. Provide other information that the issuer deems relevant Additional information on item 7.1 In accordance with items 7.1 “a”, ‘d’ and “e”, we confirm compliance with the measures set out in Annex B of the B3 Issuers Regulations relating to Environmental, Social and Corporate Governance (ESG) issues. Additional information on item 7.1 “d” Please note that the answers mentioned in item 7.1. “d” is based on self-declaration. The data provided considers the members of the Board of Directors and Fiscal Council elected in April 2026. The data provided considers the members of the Executive Board elected until April 30, 2026, except those who were not reelected. With regard to item 7.1. d) i. total number of members, grouped by self-declared gender identity: the category “prefer not to answer” includes employees who did not answer the self- declaration and those who answered the option “prefer not to answer”. With regard to item 7.1. d) iv. total number of members grouped by other diversity attributes that the issuer deems relevant: we inform you that there is no data on other relevant diversity attributes, but due to system limitations there is no specific field for including this information. Additional information on item 7.3 1. Total number of meetings held per body in 2025: Body Meetings Board of Directors 19 Fiscal Council 6 Audit Committee 63* Disclosure and Trading Committee 4 Strategy Committee 4 Capital and Risk Management Committee 12 Nomination and Corporate Governance Committee 2 Related Parties Committee 16 Personnel Committee 3 Compensation Committee 4 Customer Experience Committee 4 Environmental, Social and Climate Responsibility Committee 3 (*) The Audit Committee met on 63 days and held a total of 308 meetings in 2025. 2. Independence criterion for the Members of the Board of Directors and Audit Committee: The members of the Board of Directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 361

140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution nº 80/22 of the Brazilian Securities and Exchange Commission (CVM). All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: a) be, or have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the fiscal council of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; b) be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items “a”, “(i)” and “(iii)”; and c) hold positions, in particular in advisory councils, boards of directors or fiscal councils in companies that may be considered competitors in the market or generate a conflict of interest. 3. Type of Audit Committee: We clarify that, in accordance with Article 22, paragraph 2, of Law nº 6,385/76, the Audit Committee complies with Resolution nº 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution nº 23/21 (former CVM Instruction nº 308/99). 4. Politically exposed persons: With regard to the members of the Board of Directors, the Executive Board, the Fiscal Council and other Committees, only Alexandre de Barros, a member of the Audit Committee, was identified as a Related PEP, due to his partnership with Jose Henrique Marques da Cruz, director of Caixa Econômica Federal, in the company Black Wheels Insurance One Participações Ltda. 5. Additional Information: Those elected at the Annual General Meeting held on April 28, 2026 and at the Board of Directors’ Meeting held on April 30, 2026 took office on June 1, 2026. At the Board of Directors’ Meeting held on October 29, 2026, the removal of Vinicius Santana from his position as an officer of the Company was formalized, and Juliana Mozachi Sandri was elected as an officer. Her assumption of office remains subject to approval by the Central Bank of Brazil. 6. We present below the hierarchical relationship between the above-mentioned Bodies: 362

Additional Information to item 7.5 7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between: a) Issuer's management: • Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles’ son (Co- chairman of the Board of Directors); and • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino’s cousin (Vice Chairman of the Board of Directors). b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer: Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino’s cousin (Vice Chairman of the Board of Directors), is in the management of subsidiaries. c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his son, João Moreira Salles (Member of the Board of Directors), and his brother Fernando Roberto Moreira Salles, is in the Issuer’s controlling group; 363

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer’s controlling group; and • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, as well as her cousins Ricardo Villela Marino and Rodolfo Villela Marino, are members of the issuer's controlling group. d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies: • Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his son, João Moreira Salles, and his brother Fernando Roberto Moreira Salles, participate in the management of the parent companies IUPAR - Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) together with her brother Alfredo Egydio Arruda Villela Filho, and her cousins Ricardo Villela Marino and Rodolfo Villela Marino participate in the management of the controlling companies and Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino, together with his cousin Egydio Arruda Villela Filho is also in the management of the controlling company Companhia ESA; and • Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of the parent company Companhia ESA. Additional Information to item 7.6 7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and: a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Direct or indirect controller of the issuer: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, João Moreira Salles, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. 364

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people: None. Other additional information: a) With respect to the general stockholder’s meetings held over the past three (3) years, we inform: Year Types of Meetings Date/Time Quorum 2026 Ordinary 04.28.2026 - 11:00 a.m. 92.27% of the common shares and 45.25% of the preferred shares 2026 Extraordinary 04.28.2026 - 11:10 a.m. 92.28% of the common shares 2025 Annual April 17, 2024 – 10 a.m. 92.18% of the common shares and 50.40% of the preferred shares 2025 Extraordinary April 17, 2024 – 10:10 a.m. 92.19% of the common shares 2024 Extraordinary October 31, 2024 – 15 p.m. 92.12% of the common shares 2024 Extraordinary June 26, 2024 – 16 p.m. 92.13% of the common shares 2024 Annual April 23, 2024 – 11 a.m. 92.18% of the common shares and 46.93% of the preferred shares 2024 Extraordinary April 23, 2024 – 11:10 a.m. 92.18% of the common shares 2023 Annual April 25, 2023 – 11 a.m. 92.14% of the common shares and 42.87% of the preferred shares b) Audit Committee: The Audit Committee has autonomy to define and contract training activities. The Audit Committee periodically defines the training needs that identify as relevant to the execution of its activities and/or fulfillment of its responsibilities. Once identified, it contracts training to meet the specific needs of the board or its members. Another component of the Audit Committee's training, for matters under its responsibility that it considers to be relevant, is the performance of benchmarks, including abroad, with other organizations or with the best practices identified by consultants. c) Relationship between the Audit Committee, Executive Board of Officers and the Co- Chairpersons of the Board of Directors Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout 2023, 2024 and 2025, the Audit Committee held meetings at least once a month with the executives responsible for the Internal Audit areas; every two months with the Chief Risk Officer of Itaú Unibanco; every three months with the Risk Areas (Compliance & Op. Risk, Money Laundering Prevention; Fraud Prevention and Cyber Security); periodic meetings to monitor the results of the work carried out by the Internal Audit, Risk and Independent Audit areas); quarterly meetings with the Compliance & OpRisk, Cyber Security, and Anti-Money Laundering Directorates 365

to monitor these issues in the International Units; and meetings at least once a year with the Chief Executive Officer, Head of Internal Audit, Chief Risk Officer and President of the Audit Committee of the International Units to monitor the other units abroad. Also, during these years, the Audit Committee held frequent meetings with the Executive Board (Finance, Human Resources and Marketing, Legal and Corporative Affairs, Corporate Business Unit, Itaú BBA; Technology, Operations and Service, Global Markets & Treasury and Latam, Wealth Management Services, Individual Needs, Individual Business and Clients), other risk areas (Credit, Modeling, Capital, Market and Liquidity), other areas (Ombudsman, Investor Relations and Corporate Strategy), as well as with those responsible for various businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco units in Latin America and the Northern Hemisphere (United States of America, Caribbean and Europe). Since 2021 the Audit Committee has held private meetings at least on a quarterly basis with the CEO of Itaú Unibanco Holding S.A. It has continued to hold, likewise for a number of years, joint meetings with the Co-chairpersons of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the follow-up of previously submitted recommendations. d) Relationship between the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee is linked to the Board of Directors of Itaú Unibanco Holding S.A. Every quarter, the Chairman of the Audit Committee presents to the Board of Directors a report on the most relevant topics discussed and monitored in the meetings held during the period. Every six months, the Chairman presents the Audit Committee's recommendations on the financial statements and, annually, the Chairman presents the results of the assessment of the external auditor, the internal auditor and the risk areas, as well as the results of the overall negotiation of the independent auditor's fees. The Audit Committee holds meetings at least on a quarterly basis with the members of the Fiscal Council of Itaú Unibanco Holding SA., in which it submits its findings on the consolidated financial statements of Itaú Unibanco Holding S.A., for the year ended in December of each fiscal year or other topics of interest to the Fiscal Council. e) Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the Board of Directors' meeting in which the Issuer's annual financial statements are examined (therefore, once a year). f) Relationship between the Fiscal Council and the Board of Officers The Fiscal Council meets the Board of Officers of Itaú Unibanco Holding S.A., when the Issuer’s financial statements are submitted (therefore, four times a year). g) Relationship between the Board of Directors and the Investor Relations Office The main channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, as it is composed of members of the Board of Directors, Executive Committee and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the latter, such as: 366

• Management Report, Form 20-F, Reference Form and Integrated Annual Report; • Amendments to and creation of new policies; • Opinions on the performance of marketable securities of Itaú Unibanco and best practices from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations. • Corporate events such as bonuses, groupings, share splits, etc; • Analysis of the trading of those adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Company with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its controlled companies. * Environmental, Social and Corporate Governance h) In 2025, we developed the following training programs: As of December, 97.9% of employees and administrators were up to date with the Integrity Program training and 98.9% signed the Integrity Policy adherence agreement. The content of the Integrity and Ethics Program training are reviewed and updated every two years, with the last update being in 2024, the following topics are covered in these training courses: 1) Ethics and Compliance: Provides guidance on principles and conduct for business, relationships and the work environment, establishing practices that must be followed to comply with standards and laws, aiming at adequate governance and the prevention of conflicts of interest. 2) Anti-corruption: It establishes the standards of conduct in business with public and private bodies, the whistleblowing channel, and alerts them to the risks and consequences of this wrongdoing. 3) Client relations: It outlines the responsibilities of the departments in client and user relations to do business based on good corporate conduct and the Bank’s sustainable development. 4) Anti-Money Laundering: It outlines suspicious acts and situations that may characterize money laundering and terrorism financing, and the actions required to prevent this risk. 5) Information Security: Provides information security tips for employees’ work, highlighting risk situations. 6) Supplier relations: It outlines the organizational principles and values guiding supplier relations and shows the responsibilities of employees in these relations. 7) General Personal Data Protection Law (LGPD): It presents the principles of General Data Protection Law and situations in which these guidelines should be taken into consideration in the employee's daily routine. There are also mandatory training courses were also launched addressing sexual harassment, moral harassment and discrimination, as well as three training courses on the topic of corruption prevention for sensitive areas. Finally, awareness and communication campaigns were carried out that addressed, among others, the topics of Reporting Channels, Reporting Channel, relationships with public entities and examples of conflict-of-interest situations. i) Ombudsman’s: 367

In 2025, the number of contacts received by the Ombudsman, including both requests for guidance and complaints, remained at the same level as the previous two years. However, there was a change in the balance of types of contact: compared to 2024, complaints, which had been growing in previous years, decreased by 11%, while guidance requests increased by 20%. This allowed the channel to act in an even more preventative manner. This data indicates that employees continue to be able to express themselves openly and transparently, encouraging an environment of psychological safety and alignment with our culture. Guidance and complaints handled by the Ombudsman4 2023 2024 2025 Var. Total guidance provided¹ 1,146 1,167 1,398 19.8% Total complaints received 2,287 2,329 2,067 -11.2% Total complaints handled 2,249 2,304 2,118 -8.1% Total number of cases upheld (%)³ 34% 41% 44% 3.0% Total number of employees reported² 2,200 2,348 2,190 -6.7% (1) One service was removed from the indicator because, based on a review, it did not effectively indicate guidance to those involved. Therefore, the quantities previously reported were revised. (2) From 2023 onwards, we incorporated a mechanism into the databases to identify employees who were mistakenly included in reported cases, and thus needed to be excluded from this information during the analysis process. As a result, the quantities previously reported were revised. (3) During the revision mentioned in note 2 above, the origin indicator was slightly altered, and thus the percentages previously reported were also revised. (4) Throughout the year, as part of the process of continuous enhancement and qualitative analysis, the Communication and Information Cell revisits closed cases and assesses whether there is any need to adjust the classifications of some fields/cases. These adjustments may result in small variations in the indicators from previous years. j) Supporting documentation for meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting whenever possible, supporting documents for the topics that will be discussed, so that each Member may be properly aware of these topics and be prepared for a productive cooperation in these debates. k) Evaluation by the Board of Directors: Information related to the evaluation process of the Board of Directors, Committees and Board of Officers is described in item 7.1b. 368

8. Management Compensation 8.1. Describe the policy or practice for compensation of the board of directors, statutory and non- statutory board of officers, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects: a. the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be found on the web Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best local and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on November 27, 2025 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of the business in the short, medium and long term, subject to proper risk limits and always in line with the stockholders’ interests. As part of our commitment to corporate responsibility and prudent risk management, the Compensation Policy incorporates adjustment mechanisms such as malus and clawback, which allow for the reassessment or reversal of variable compensation in specific situations, ensuring alignment between performance, conduct, and the sustainability of results. The guidelines in the Compensation and Clawback Policy (“Compensation Policy”) also apply to the companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific local laws and markets, at the discretion of the Personnel Department. The Management Members' Compensation Policy is available on https://www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members’ Compensation and Clawback Policy. On October 31, 2024, the Extraordinary General Stockholders’ Meeting approved the update of the Stock Grant Plan (Stock Grant Plan) in order to consolidate general rules on long-term incentive programs involving stock grants to management members and employees of the Company and its direct and indirect controlled companies, in accordance with CVM Resolution No. 81/22. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee, we find the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 8. The Stock Grant Plan is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Stock Grant Plan. Additionally, since 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the CEO’s annual fixed compensation and to five times the annual fixed compensation of other members, with a compliance period of up to five years after taking over their duties. This guideline, known as the Stock Ownership Requirement, reinforces the alignment of interests between executives and shareholders, promoting a long-term commitment to value creation. On December 31, 2025, all Executive Committee members complied with the minimum ownership requirement. The Issuer also has a Stock Option Granting Plan (“Stock Option Plan”) for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on the Stock Option Plan, please see subitems 8.4, 8.5, 8.6, 8.7 and 8.8. The Personnel Committee is responsible for making institutional decisions and supervising the implementation and operation of the Stock Option Plan. 369

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 7.1 of the Reference Form available on the website https://www.itau.com.br/ investor-relations > Results and Reports > Regulatory Reports > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements. b. the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include: • To develop the compensation policy for management members, proposing to the Board of Directors the forms of fixed and variable compensation, benefits, and special recruitment and termination programs; • To discuss, analyze, and oversee the implementation and operation of existing compensation models, evaluating the general principles of employee compensation policy and recommending improvements to the Board of Directors in light of the policy principles; • To propose the total amount of remuneration for management members to be submitted to the Ordinary General Meeting; • Prepare the Compensation Committee Report annually. Another body involved in the governance of management members’ compensation is the Personnel Committee, which also reports to the Board of Directors and its main duties include: i.i. In relation to the Stock Option Plan: a. being responsible for institutional decisions and overseeing their implementation and operation; and b. approving grants of Simple Options. i.ii. In relation to the Partners Program: a. being responsible for the rules related to the appointment and removal of beneficiaries. Based on the proposal from the Advisory Committees (Compensation and Personnel), the Board of Directors analyzes and approves the total annual compensation of the management members and the Fiscal Council, submitting it to the deliberation of the Company's General Meeting. ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and scope of these studies We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through: · commissioning salary surveys conducted by specialized consultants, which must fully comply with the Antitrust Law; · participating in surveys conducted by other banks on an anonymous basis at all times and only through specialized companies, which must fully comply with the Antitrust Law; and · participating in specialized forums, even alongside some competitors, aiming only to exchange administrative and operational experiences on the best market practices regarding compensation and benefits, and provided that no type of competitively sensitive information is disclosed at these forums by any participant, in any form or by any means (such as amounts, values, ranges, percentages, payment frequency, and benefits). 370

iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy The Compensation Committee previously assesses and proposes improvements to the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation which decides on its suitability at least once a year. c. composition of compensation, indicating: i. description of the different compensation elements, including, in relation to each of them: 371

o objectives and alignment to the issuer’s short-, medium- and long-term interests Fixed Compensation: Composed of salaries or fees, it reflects the responsibility of the mandate and ensures competitiveness in the short term. Variable Compensation: aims to reinforce the alignment of executives with shareholder interests and the generation of sustainable value, encouraging business conduct focused on sustainability and risk management in the medium and long term. To achieve long-term objectives, compensation is granted through Stock-Based Compensation Programs, Partner Programs, and Stock Options. Details on Long- Term Incentive Plans can be found in item 8.4 of this form. Benefits: offered in accordance with market practices, detailed throughout this section. - the proportion of each element to total compensation in the past three years Body Year Monthly Fixed Compensation Annual Fixed Compensation Annual Variable Compensation Benefits Termination of Position Board of Directors 2025 (1) 49% 48% 1% 2% 0% 2024 31% 24% 43% 2% 0% 2023 22% 16% 60% 1% 0% Board of Officers 2025 9% 0% 89% 2% 0.2% 2024 9% 0% 89% 1% 0% 2023 9% 0% 89% 1% 0% Fiscal Council 2025 100% 0% 0% 0% 0% 2024 100% 0% 0% 0% 0% 2023 100% 0% 0% 0% 0% Audit Committee 2025 83% 14% 0% 0% 3% 2024 85% 15% 0% 0% 0% 2023 100% 0% 0% 0% 0% (1) Starting in 2025, as approved by the Compensation Committee on October 28, 2024, and by the Board of Directors on October 31, 2024, the Annual Fixed Compensation of the members of the Board of Directors will be awarded annually, with payments of one-third each year. Payment of installments continues to be conditional upon members having served their full annual terms. - calculation and adjustment methodology The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators. The compensation to members of the Board of Directors is in line with market practices and takes into account the members’ curricula vitae, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members. This practice is in line with the Issuer’s purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences. Board of Directors: a. Monthly fixed compensation: it is in line with market practices and revised frequently enough to attract qualified professionals. b. Annual fixed stock-based compensation: the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer. c. Annual variable stock-based compensation: for variable stock-based compensation paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item “b) ii” below, which describes the delivery of preferred shares of the 372 annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a. Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competition. b. Annual variable compensation (1): (1) Within the limits established by legislation, the compensation of Officers in charge of internal controls, risk management, compliance and internal audit departments is not linked to the performance of the business areas they control and assess to avoid any conflicts of interest. However, even though compensation is not impacted by the results of business areas, it is still subject to the impact from the Company’s results. b. i. Distribution of annual variable compensation (2): 373

(2) In accordance with Resolution No. 5,177 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred. b. ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: Of the total amount granted, one-third is delivered annually for a period of three years, starting the year following the year of the grant. These installments are subject to Malus, and may be reduced or not paid due to a significant reduction in our recurring net profit or negative result in the business area during the deferral period, except when the reduction or negative result arises from extraordinary, unforeseeable events external to the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of the management members. Fiscal Council: Fiscal Council members are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Fiscal Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: Audit Committee members are paid only a monthly fixed compensation amount and may receive benefits and annual fixed compensation. For those Audit Committee members who are also members of the Board of Directors, the compensation policy of only one of the bodies is adopted. - main performance indicators taken into consideration, including ESG indicators, if applicable: i. Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. To ensure compatibility with long-term value creation, the payment of variable stock-based compensation to members of the Board of Directors takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii. Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, variable compensation is subject to a performance evaluation carried out by the supervisor based on the priorities for the year discussed together with the officer who is being evaluated. Performance evaluation considers corporate goals, functional goals, and individual/behavioral goals, with predefined weights. Environmental, social, and governance issues affect the variable compensation of management members involved in activities, businesses, and commitments related to the ESG agenda, through performance indicators, projects, and initiatives present in the individual performance criteria. Goal contracts are defined according to the scope of each area. 374

The Itaú Unibanco Conglomerate's ESG strategy is underpinned by a solid foundation of governance and conduct, and reflects a commitment to responsible practices that guide the organization's actions in pursuit of more sustainable performance. Our executives are evaluated based on joint discussions (Evaluation Committees) that take into consideration the executives' deliverables (targets achieved), their compliance with our culture-based behaviors (Behavioral Evaluation), and on the inputs found in the reporting process as well: 375

c. ii - reasons that justify the composition of the compensation Based on best practices in corporate governance, the compensation structure is competitive with the market and reflects the impact of management members decisions on the organization's sustainable performance, with responsibility and transparency. • Fixed compensation: to ensure competitiveness and contribute to attracting and retaining qualified executives aligned with our strategic challenges. • Short-term variable compensation: to recognize performance during the fiscal year and promote engagement with operational and financial results. • Long-term variable compensation: aligning the interests of management members with those of shareholders and the sustainability of the company. The compensation structure balances the focus on the short, medium, and long term, reflecting the Company's commitment to generating sustainable value and attracting and retaining strategic talent. Fixed compensation is structured based on market practices, seeking to ensure competitiveness and stability in the relationship with executives. Short-term incentives recognize annual performance, promoting engagement with operational and financial goals aligned with strategic planning. Long-term variable compensation, in turn, represents the most aggressive component of the compensation structure, both in terms of earning potential and strategic impact. It is designed to robustly align the interests of management members with those of shareholders, encouraging decisions that promote the appreciation of the Company and the sustainability of the business in the medium and long term. This component is structured with rigorous eligibility, performance, and retention criteria, and its value reflects the degree of responsibility and influence of the participants in value creation. By linking a significant portion of earnings to the appreciation of the Company and the delivery of sustainable results, the structure reinforces alignment with the principles of corporate governance, transparency, and accountability, while simultaneously positioning the organization competitively in the pursuit of highly qualified professionals. c. iii - the existence of members not compensated by the Issuer and the reason for this fact There are no members who are not compensated. d. the existence of compensation paid by direct or indirect subsidiaries, controlled companies or controlling stockholders The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.19), and the amounts indicated in this item 8 already include the total compensation paid by the Issuer and its controlled companies. e. the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer’s stockholding control There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. 376

377

8.2. With respect to the compensation of the board of directors, board of statutory officers, and Fiscal Council the past three years and to that expected for the current year, please, prepare a table containing: Total compensation expected for the current fiscal year ending 12/31/2026 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 13.00 49.25 6.00 68.25 Number of members who are compensated 13.00 49.25 6.00 68.25 Annual fixed compensation Salary or management fees 27,511,619.00 91,664,094.00 1,200,000.00 120,375,713.00 Direct and indirect benefits 444,244.00 4,594,092.00 — 5,038,336.00 Compensation for participation in committees — — — Other 27,511,619.00 0.00 0.00 27,511,619.00 Description of other fixed compensation Refers to fixed stock-based fees and/or INSS amounts for the Board of Directors. - - - Variable compensation Bonus (1) (1) (1) (1) Profit sharing (2) (2) (2) (2) Compensation for attending meetings — — — — Commissions — — — — Other — — — — Description of other variable compensation - - - - Post-employment benefits 866,816.00 10,199,930.00 — 11,066,746.00 Termination of mandate — — — — Stock-based (including options) 665,702.00 774,541,884.00 — 775,207,586.00 Total compensation 57,000,000.00 881,000,000.00 1,200,000.00 939,200,000.00 Note Additional Information: The 2026 Annual General Stockholders’ Meeting approved an overall compensation amount of R$938 million to the members of the administrative bodies be approved at the 2026 Ordinary General Meeting, regardless of the year in which the amounts are allocated or paid. For the Fiscal Council, the Annual General Meeting will approve an individual monthly remuneration of R$22,000 for permanent members and R$9,000 for alternate members. The approved fee amounts may be paid in national currency, in shares of the Issuer, or in another form that the administration deems appropriate, with the amounts estimated to be paid in the proportions described in the table above. In addition to the amounts approved by the Ordinary General Meeting, the members of the administrative bodies will receive a statutory share in the profits, pursuant to article 152, § 1 of the Corporations Law, limited to the annual remuneration of the management members approved at the Ordinary General Meeting or to 10% of the Issuer's profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the annual variable compensation model should be reflected in the fields “Profit Sharing” (paid in cash) and “Share-Based” (paid in shares). Therefore, the bonus item is zero. 2. The amounts relating to "Profit Sharing" (paid in cash) are not included in the table above, which only reflects the estimated division of the amounts that make up the total remuneration approved by the shareholders at the Ordinary General Meeting. 3. We clarify that, according to the guidelines of the CIRCULAR LETTER/ANNUAL-2026-CVM/SEP, the values shown in the table above do not include amounts corresponding to INSS), as per specific notes. 378

Total compensation for fiscal year ended 12/31/2025 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 13.00 45.50 6.00 64.50 Number of members who are compensated 13.00 45.50 6.00 64.50 Annual fixed compensation Salary or management fees 24,367,500.00 75,942,489.00 1,116,000.00 101,425,989.00 Direct and indirect benefits 370,354.00 3,740,938.00 — 4,111,292.00 Compensation for participation in committees 0.00 0.00 0.00 0 Other 24,100,000.00 — — 24,100,000.00 Description of other fixed compensation Refers to fixed stock-based fees and/or INSS amounts for the Board of Directors. Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 113,542,548.00 0.00 113,542,548.00 Compensation for attending meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Other 0.00 0.00 0.00 0.00 Description of other variable compensation Post-employment benefits 760,925.00 8,783,052.00 0.00 9,543,977.00 Termination of mandate 0.00 1,647,000.00 0.00 1,647,000.00 Stock-based (including options) 584,379.00 609,278,997.00 0.00 609,863,376.00 Total compensation 50,183,158.00 812,935,024.00 1,116,000.00 864,234,182.00 Note Other Information: The 2025 Annual General Stockholders’ Meeting approved an overall compensation amount of R$812 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders’ Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer’s shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders’ Meeting or to 10% of the Issuer’s profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in “Profit sharing” (paid in cash) and “Stock- based compensation” (paid in shares). Therefore, the bonus item is zero. 2. Amounts related to “Profit sharing” (paid in cash) are not included in the table above, which only shows the estimated breakdown of the amounts that compose the overall compensation amount approved by stockholders at the Annual General Stockholders’ Meeting. 3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2026-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. 4. Members of the Board of Directors who also hold executive positions at the Issuer and/or its controlled companies have their remuneration defined in accordance with the remuneration policy applicable to the Board of Officers. Therefore, the amounts relating to the remuneration of said members are fully included only in the table relating to the remuneration of the Board of Officers. This note applies to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13 and 8.15. 5. The remuneration of several members of the Board of Officers of Directors is borne by controlled companies (see sub-item 8.17), and the amounts indicated in sub-item 8.2 already include the total remuneration borne by the Issuer and its controlled companies. 6. The average remuneration per member was: R$3,860,243 for the Board of Directors and R$17,866,704 for the Board of Officers. For more information on the Membership Program, see item 8.1. 7. The number of members of each body is calculated based on the assumptions defined by the CIRCULAR LETTER/ANNUAL-2026-CVM/SEP. 379

Total compensation for fiscal year ended 12/31/2024 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 12.75 35.92 6.00 54.67 Number of members who are compensated 12.75 35.92 6.00 54.67 Annual fixed compensation Salary or management fees 14,809,333.00 60,603,448.00 1,116,000.00 76,528,781.00 Direct and indirect benefits 434,206.00 2,730,389.00 0.00 3,164,595.00 Compensation for participation in committees n/a n/a n/a n/a Other 11,400,000.00 0.00 0.00 11,400,000.00 Description of other fixed compensation Refers to fixed stock-based fees and/or INSS amounts for the Board of Directors. - - - Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 0.00 91,174,963.00 0.00 91,174,963.00 Compensation for attending meetings n/a n/a n/a n/a Commissions n/a n/a n/a n/a Other n/a n/a n/a n/a Description of other variable compensation 0.00 0.00 0.00 0.00 Post-employment benefits 681,800.00 6,611,843.00 0.00 7,293,643.00 Termination of mandate n/a n/a n/a n/a Stock-based (including options) 20,265,000.00 489,084,909.00 — 509,349,909.00 Total compensation 47,590,339.00 650,205,552.00 1,116,000.00 698,911,891.00 Note Other Information: The 2024 Annual General Stockholders’ Meeting approved an overall compensation amount of R$680 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders’ Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer’s shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders’ Meeting or to 10% of the Issuer’s profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in “Profit sharing” (paid in cash) and “Stock- based compensation” (paid in shares). Therefore, the bonus item is zero. 2. Portions in shares or stock-based instruments were shown in the “Stock-based compensation” line, and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements. 3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2026-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. 4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members’ compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15. 5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies. 6. Average compensation amount per member was: Board of Directors, R$3,732,576 and Board of Officers, R$18,103,171. For further information on the Partners Program, please see item 8.1. 7. The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2026-CVM-SEP. 380

Total compensation for fiscal year ended 12/31/2023 - Annual amounts Board of Directors Statutory Board of Officers Fiscal Council Total Total number of members 12.00 30.50 6.00 48.50 Number of members who are compensated 12.00 30.50 6.00 48.50 Annual fixed compensation Salary or management fees 15,572,500.00 51,888,881.00 1,116,733.00 68,578,114.00 Direct and indirect benefits 382,757.00 2,088,919.00 0.00 2,471,676.00 Compensation for participation in committees 0.00 0.00 0.00 0.00 Other 11,400,000.00 0.00 0.00 11,400,000.00 Description of other fixed compensation Refers to fixed stock-based fees and/or INSS amounts for the Board of Directors. - - - Variable compensation Bonus 0.00 0.00 0.00 0.00 Profit sharing 9,276,641.00 119,658,399.00 0.00 128,935,040.00 Compensation for attending meetings - - - - Commissions - - - - Other - - - - Description of other variable compensation - - - - Post-employment benefits 605,362.00 5,539,971.00 0.00 6,145,333.00 Termination of mandate 0.00 0.00 0.00 0.00 Stock-based (including options) 32,248,889.00 374,753,288.00 0.00 407,002,177.00 Total compensation 69,486,149.00 553,929,458.00 1,116,733.00 624,532,340.00 Note Other Information: The 2023 Annual General Stockholders’ Meeting approved an overall compensation amount of R$570 million for members of the Board of Directors and Statutory Board of Officers, regardless of the year in which these amounts were effectively attributed or paid. The Annual General Stockholders’ Meeting approved the monthly individual compensation of R$22,000 for effective members and R$9,000 for alternate members of the Supervisory Council. Approved compensation amounts may be paid either in local currency, Issuer’s shares or any other manner management finds convenient. Amounts will be paid in the proportions described in the table above. In addition to the amounts approved by the Annual General Stockholders’ Meeting, members of management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders’ Meeting or to 10% of the Issuer’s profit, whichever is lower. Notes: 1. As mentioned in item 8.1 and shown in the table above, the variable compensation model must be shown in “Profit sharing” (paid in cash) and “Stock- based compensation” (paid in shares). Therefore, the bonus item is zero. 2. Portions in shares or stock-based instruments were shown in the “Stock-based compensation” line and were not stated under “Variable compensation”. For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively attributed, paid or recognized in the financial statements. 3. We clarify that, according to the guidance of CIRCULAR LETTER/ANNUAL-2026-CVM-SEP, the amounts presented in the table above do not include Social Security (INSS) amounts, according to specific notes. 4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, amounts relating to these members’ compensation are fully included only in the table related to the compensation of the Board of Officers. This note is applicable to items 8.3, 8.5, 8.6, 8.7, 8.10, 8.13, and 8.15. 5. The compensation of many members of the Board of Officers is paid by controlled companies (please see subitem 8.15), and the amounts indicated in subitem 8.2 already include the total compensation paid by the Issuer and its controlled companies. 6. Average compensation amount per member was: Board of Directors, R$5,790,512 and Board of Officers, R$18,161,622. For further information on the Partners Program, please see item 8.1. 7. The number of members of each body is calculated based on the assumptions defined by CIRCULAR LETTER/ANNUAL-2026-CVM-SEP. 381

8.3. With respect to the variable compensation of the board of directors, statutory board of officers and Fiscal Council for the past three years and that determined for the current year, please, prepare a table containing: R$, except if otherwise indicated Expected for fiscal year 2026 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 13.00 49.25 6.00 68.25 c) number of members who are compensated 13.00 49.25 6.00 68.25 d) With respect to bonuses: i)minimum amount provided for in the compensation plan 532,562.00 563,303,189.00 n/a 563,835,751.00 ii) maximum amount provided for in the compensation plan 665,702.00 774,541,884.00 n/a 775,207,586.00 iii) amount provided for in the compensation plan should the targets established be achieved 665,702.00 774,541,884.00 n/a 775,207,586.00 iv) amount effectively recognized in income or loss for the fiscal year n/a n/a n/a n/a e) With respect to profit sharing: i) minimum amount provided for in the compensation plan n/a n/a n/a n/a ii) maximum amount provided for in the compensation plan n/a n/a n/a n/a iii) amount provided for in the compensation plan should the targets established be achieved n/a n/a n/a n/a iv) amount effectively recognized in income or loss for the fiscal year n/a n/a n/a n/a Note: 1. “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders’ Meeting. The variable compensation of the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field “e”); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid. In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid. 382

R$, except if otherwise indicated Fiscal year ended 12/31/2025 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 13.00 45.50 6.00 64.50 c) number of members who are compensated 13.00 45.50 6.00 64.50 d) With respect to bonuses: i)minimum amount provided for in the compensation plan 749,173.00 537,637,076.00 n/a 538,386,249.00 ii) maximum amount provided for in the compensation plan 936,466.00 672,046,345.00 n/a 672,982,811.00 iii) amount provided for in the compensation plan should the targets established be achieved 936,466.00 672,046,345.00 n/a 672,982,811.00 iv) amount effectively recognized in income or loss for the fiscal year 584,379.00 609,278,997.00 n/a 609,863,376.00 e) With respect to profit sharing: i) minimum amount provided for in the compensation plan 0.00 90,834,039.00 n/a 90,834,039.00 ii) maximum amount provided for in the compensation plan 0.00 136,251,058.00 n/a 136,251,058.00 iii) amount provided for in the compensation plan should the targets established be achieved 0.00 113,542,548.00 n/a 113,542,548.00 iv) amount effectively recognized in income or loss for the fiscal year 0.00 113,542,548.00 n/a 113,542,548.00 Note: 1. “Profit sharing” amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the overall compensation amounts to be approved by stockholders at the Annual General Stockholders’ Meeting. The variable compensation of the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in field “e”); and (ii) 70% payable in shares in the following three years, counted from the date the cash portion was paid. In addition, it includes the Partners Shares to be delivered to the Partners of the Holding Company: 30% after three years and 70% after five years, and to Partners: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid. R$, except if otherwise indicated Fiscal year ended 12/31/2024 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 12.75 35.92 6 54.67 c) number of members who are compensated 12.75 35.92 6 54.67 d) With respect to bonuses: i) minimum amount provided for in the compensation plan 38,306,763.00 413,469,418.00 n/a 451,776,181.00 ii) maximum amount provided for in the compensation plan 47,883,453.00 516,836,773.00 n/a 564,720,226.00 iii) amount provided for in the compensation plan should the targets established be achieved 47,883,453.00 516,836,773.00 n/a 564,720,226.00 iv) amount effectively recognized in income or loss for the fiscal year 20,265,000.00 489,084,909.00 n/a 509,349,909.00 e) With respect to profit sharing: i) minimum amount provided for in the compensation plan - 72,939,970.00 n/a 72,939,970.00 ii) maximum amount provided for in the compensation plan - 109,409,955.00 n/a 109,409,955.00 iii) amount provided for in the compensation plan should the targets established be achieved - 91,174,963.00 n/a 91,174,963.00 iv) amount effectively recognized in income or loss for the fiscal year - 91,174,963.00 n/a 91,174,963.00 R$, except if otherwise indicated 383

Fiscal year ended 12/31/2023 a) body Board of Directors Statutory Board of Officers Fiscal Council Total b) total number of members (people) 12 30.5 6 48.5 c) number of members who are compensated 12 30.5 6 48.5 d) With respect to bonuses: i) minimum amount provided for in the compensation plan 33,203,360.00 343,863,532.00 n/a 377,066,892.00 ii) maximum amount provided for in the compensation plan 41,504,200.00 429,829,415.00 n/a 471,333,615.00 iii) amount provided for in the compensation plan should the targets established be achieved 41,504,200.00 429,829,415.00 n/a 471,333,615.00 iv) amount effectively recognized in income or loss for the fiscal year 32,248,889.00 374,753,288.00 n/a 407,002,177.00 e) With respect to profit sharing: i) minimum amount provided for in the compensation plan 7,421,313.00 95,726,719.00 n/a 103,148,032.00 ii) maximum amount provided for in the compensation plan 11,131,969.00 143,590,079.00 n/a 154,722,048.00 iii) amount provided for in the compensation plan should the targets established be achieved 9,276,641.00 119,658,399.00 n/a 128,935,040.00 iv) amount effectively recognized in income or loss for the fiscal year 9,276,641.00 119,658,399.00 n/a 128,935,040.00 384

8.4. With respect to the stock-based compensation plan for the board of directors and statutory board of officers in effect last fiscal year and expected for the current year, please describe: a. General terms and conditions Clarifications– how to disclose the information For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock- based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan (“Stock Option Plan”), as described below: (1) Compensation Policy – stock-based compensation Annual fixed stock-based compensation: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and curriculum vitae of members, in addition to market conditions and other factors that may be agreed upon between the members of the Board of Directors and the Itaú Unibanco Conglomerate. To calculate the value of the shares used to make up the stock-based compensation or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Brasil, Bolsa, Balcão (“B3”) in the thirty (30) days prior to the calculation, which is to be carried out on the seventh (7th) business day prior to granting the shares (“Pricing Period”), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date. Until 2024 the number of shares used to be calculated and granted every three years, and these shares were delivered proportionally to the number of terms of office completed in the period. Beginning in 2025, as approved by the Compensation Committee on October 28, 2024 and the Board of Directors on October 31, 2024, the Annual Fixed Compensation of the members of the Board of Directors will be granted on an annual basis, with payments of one third each year. The installments will continue to be paid subject to the full completion of the annual terms of office by members. Annual variable stock-based compensation: 385

(2) Partners Program Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short, medium and long-term risks. This program is aimed at officers and employees who have a history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners of the holding company and partners. The main differences are presented below: 386

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(3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including aspects such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for in the Plan. Options may only be granted to participants if profit is sufficient to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on the Stock Option Plan, please see the Investor Relations website: https:// www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Policies > Stock Option Plan. b. Date of approval and body in charge The Company’s Stock Grant Plan is managed by the Compensation Committee and was reviewed and updated by Extraordinary General Stockholders’ Meeting of Itaú Unibanco Holding S.A. on October 31, 2024. 388

c. Maximum number of shares covered In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used for compensation, in accordance with Resolution No. 5,177 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all of the Issuer’s shares that the stockholders hold at the balance sheet date of the same year In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the subsequent seven (7) fiscal years. d. Maximum number of options to be granted The same as item c) above. e. Conditions for the acquisition of shares Stock-based compensation: shares are acquired in the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of the shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. The right to shares is conditional upon fulfilling the program's waiting period, as well as adhering to the company's Code of Ethics and Conduct. In cases of termination, the retention of shares may occur depending on the type of departure, always subject to compliance with the program's rules. Partners Program: if they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three and five-year terms. The right to shares is conditional upon fulfilling the program's waiting period, as well as adhering to the company's Code of Ethics and Conduct. In cases of termination, the retention of shares may occur depending on the type of departure, always subject to compliance with the program's rules. Stock Option Plan: shares are acquired as a result of exercising an option granted in accordance with the rules of the Stock Option Plan, provided that the vesting period has elapsed (see sub item “g” below), upon the payment of the strike price (see sub item “f” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (see sub item “k” below). f. Criteria for setting the acquisition or strike price Stock-based compensation: to calculate the value of the shares used to make up the stock-based compensation or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Brasil, Bolsa, Balcão (“B3”) in the thirty (30) days prior to the calculation, which is to be carried out on the seventh (7th) business day prior to granting the shares (“Pricing Period”), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date. Partners Program: to calculate the acquisition price of Own Shares and of the Partners Shares received, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 - Brasil, Bolsa Balcão (“B3”) in the thirty (30) days prior to calculation, which is to be carried out on the seventh (7th) business day prior to the expected acquisition date of Own Shares (“Pricing Period”), adjusted to earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date. Stock Option Plan: acquisition and strike prices are se by the Personnel Committee upon the granting of the option and will be determined as follows: The option strike price is established based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General 389

Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. g. Criteria for setting the acquisition or exercise period Stock-based compensation: not applicable, since there is no exercise of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercise of options, but rather a delivery of shares. Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon their issue and may last from one to seven years from the year of their issue. As a rule, the vesting period determined by the Committee is five (5) years. h. Settlement method Stock-based compensation: settlement occurs through the delivery of shares after the deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. i. Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two, or three years, there will be no restrictions on the transfer of shares. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. The transfer of shares must comply with the lock-up periods and other conditions established in the Company's Securities Trading Policy. Partners Program: after receiving the Partners’ Shares within three and five years after the initial investment date, these shares will become unavailable for a period of five years from the initial investment date. The transfer of shares must comply with the lock-up periods and other conditions established in the Company's Securities Trading Policy. Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised. j. Criteria and events that, when verified, will cause the suspension, change, or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval by the Compensation Committee and the Board of Directors. Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in the realized recurring profit of the Issuer or a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary and unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may still decide to apply a malus even in these 390 cases. Additionally, the Partners Program may be amended upon the approval by the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so, proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. Additionally, in December 2023 the Company adopted the Clawback policy (as an attachment to the Management Members' Compensation Policy), which consists of recovering compensation amounts granted or paid in excess to Officers identified as the policy target audience in the event of any restatement of the financial results. The Clawback Policy applies to all Long-Term Incentive programs and is available on the Investor Relations website (www.itau.com.br/investor-relations > Itaú Unibanco > Corporate Governance > Policies > Management Members’ Compensation and Clawback Policy. k. Effects of the withdrawal of a management member from the issuer’s bodies on their rights provided for in the stock-based compensation plan Stock-based compensation: In the event of termination, the applicable rules for granted shares that have not yet been delivered will be observed. In the case of the extinction of undelivered granted shares, this will occur on the date on which they permanently leave the mandate. It will be the responsibility of the Committee in charge, observing the criteria established in the remuneration policy, to ensure compliance with the program rules. Partners Program: In the event of termination, the rules applicable to Shareholder Shares not yet delivered will be observed. In the case of extinction of Shareholder Shares not yet delivered, this will occur on the date on which they permanently leave the mandate. It will be the responsibility of the Committee in charge, observing the criteria established in the remuneration policy, to ensure compliance with the program rules. Stock Option Plan: the general rule is that any Beneficiaries of the Itaú Unibanco Conglomerate who resign or are removed from their position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their position on a permanent basis. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate. Additionally, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-expiration of the options. 391

8.5. With respect to the stock-based compensation as stock options of the board of directors and statutory board of officers recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. weighted average strike price of each of the following option groups: i. outstanding at the beginning of the year ii. lost and expired during the year iii. exercised during the year e. potential dilution in the case of exercise of all outstanding options Granting of stock options is not scheduled nor any stock options were granted in the current year or in the past three years. The last granting of stock options was made in 2012, which were last exercised in 2019. Therefore, there were no stock options outstanding, lost and/or expired or exercised in the past three years. 392

8.6. With respect to each granting of stock options to the board of directors and the statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. grant date e. number of options granted f. term for the options to become exercisable g. maximum term to exercise the options h. term of restriction on the transfer of shares received from the exercise of options i. fair value of the options on the grant date j. multiplication of the number of shares granted by the fair value of the options on the grant date No stock options were granted in the past three years and granting of stock options is not scheduled for the current year. The last granting of stock options was made in 2012. 393

8.7. With respect to the outstanding options of the board of directors and statutory board of officers at the end of the previous year, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. with respect to the options not yet exercisable: i. number; ii. date on which the options will become exercisable; iii. maximum term to exercise the options; iv. term of restriction on the transfer of shares; v. weighted average strike price for the year; vi. fair value of the options in the last day of the year e. with respect to the options exercisable: i. number; ii. maximum term to exercise the options; iii. term of restriction on the transfer of shares; iv. weighted average strike price for the year; v. fair value of the options in the last day of the year f. fair value of the total options in the last day of the year No stock options were outstanding in the past three years, since the last granting of stock options was made in 2012, which were last exercised and matured in 2019. 394

8.8. With respect to the options exercised relating to the stock-based compensation to the board of directors and the statutory board of officers for the past three years, please prepare a table containing: a. body b. total number of members c. number of members who are compensated d. number of shares e. weighted average strike price f. weighted average market price of shares relating to the options exercised g. multiplication of the total options exercised by the difference between the weighted average strike price and the weighted average market price of shares relating to the options exercised No stock options were exercised in the past three years, since the last granting of stock options was made in 2012, which were last exercised in 2019. 395

8.9. With respect to the stock-based compensation of the board of directors and statutory board of officers, as shares to be directly delivered to the beneficiaries, recognized in profit or loss for the past three years and to that expected for the current year, please prepare a table containing: There was no issue of new shares for delivery to beneficiaries in the last 3 fiscal years. 396

8.10. With respect to each granting of shares to the board of directors and the statutory board of officers for the past three years and to that expected for the current year, please prepare a table containing: Expected for the current fiscal year – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 13.00 49.25 number of members who are compensated 13.00 49.25 grant date 4/17/2026 3/1/2027 3/1/2027 3/1/2027 number of shares granted 607,321 14,695 9,918,564 7,179,491 maximum term to deliver the shares 1/3 p.y. 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$45.30 R$45.30 R$45.30 R$45.30 multiplication of the number of shares granted by the fair value of the shares on the grant date R$27,511,619.00 R$665,702.00 R$449,310,953.00 R$325,230,931.00 Notes: 1. Shareholder shares will be delivered to Holding Shareholders: 30% after three years and 70% after five years, and to Shareholders: 50% after three years and 50% after five years. 2. The restriction period for grants made until 2021 is 50% until the 5th year and 50% until the 8th year for Shareholders, or 70% and 30%, respectively, for Associates. 3. The fair value of the shares used in this table is the same grant price indicated in the table for the previous fiscal year, and the price will be updated when the planned grants are made. Fiscal year 2025 – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 13.00 45.50 number of members who are compensated 13.00 45.50 grant date 04/25/2025 02/27/2026 02/27/2026 02/27/2026 number of shares granted 757,385 12,900 7,832,523 5,617,345 maximum term to deliver the shares 1/3 p.y. 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$ 31,82 R$ 45,30 R$ 45,30 R$ 45,30 multiplication of the number of shares granted by the fair value of the shares on the grant date R$24,100,000.00 R$584,379.00 R$354,813,289.00 R$254,465,709.00 Notes: 1. Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The fair value of the shares used in this table is the same grant price indicated in the table for the previous fiscal year, and the price will be updated when the planned grants are made. 397

Fiscal year 2024 – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 12.75 35.92 number of members who are compensated 12.75 35.92 grant date 04/24/2024 03/01/2025 03/01/2025 03/01/2025 number of shares granted 340,705 630,719 8,600,788 6,621,275 maximum term to deliver the shares 04/30/2025 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$33.46 R$32.13 R$32.13 R$32.13 multiplication of the number of shares granted by the fair value of the shares on the grant date R$11,400,000.00 R$20,265,000.00 R$276,343,329.00 R$212,741,579.00 Notes: 1. Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. Fiscal year 2023 – Annual amounts Body Board of Directors Statutory Board of Officers total number of members 12.00 30.50 number of members who are compensated 12.00 30.50 grant date 05/04/2023 03/01/2024 03/01/2024 03/01/2024 number of shares granted 502,901 993,495 6.020.987 5.900.459 maximum term to deliver the shares 05/31/2024 1/3 p.y. (1) 1/3 p.y. period of restriction on the transfer of shares No restriction No restriction At the 5th year No restriction fair value of the shares on the grant date R$22.66 R$32.46 R$32.46 R$32.46 multiplication of the number of shares granted by the fair value of the shares on the grant date R$11,395,737.00 R$32,248,848.00 R$195,441,238.00 R$191,528,899.00 Notes: 1. Partners shares will be delivered to Partners of the Holding Company: 30% after three years and 70% after five years; and to Partners: 50% after three years and 50% after five years. 2. The term of restriction for grants provided by 2021 to Partners is 50% up to the 5th year and 50% up to the 8th year, and to associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events that occurred in the period (reverse split, bonus, etc.). 398

8.11. With respect to the shares delivered relating to the stock-based compensation to the board of directors and the statutory board of officers for the past three years, please prepare a table containing: Fiscal Year ended 12/31/2025 Board of Directors Statutory Board of Officers Fiscal Council Total number of members 13.00 45.50 - Number of members who are compensated 13.00 45.50 - Number of shares 1,033,907 8,415,885 - Weighted average acquisition price R$32.45 R$32.45 - Weighted average market price of shares acquired R$32.64 R$31.94 - Multiplication of total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired -R$196,442.33 R$4,292,101.35 - Fiscal Year ended 12/31/2024 Board of Directors Statutory Board of Officers Fiscal Council Total number of members 12.75 35.92 - Number of members who are compensated 12.75 35.92 - Number of shares 1,114,915 5,832,981 - Weighted average acquisition price R$33.21 R$33.21 - Weighted average market price of shares acquired R$33.52 R$34.07 - Multiplication of total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired -R$345,623.65 -R$5,016,363.66 - Fiscal Year ended 12/31/2023 Board of Directors Statutory Board of Officers Fiscal Council Total number of members 12.00 30.50 - Number of members who are compensated 12.00 30.50 - Number of shares 1,326,606.00 4,578,337.00 - Weighted average acquisition price R$25.98 R$25.98 - Weighted average market price of shares acquired R$25.22 R$25.00 - Multiplication of total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of shares acquired R$1,008,221 R$4,486,770 - 399

8.12. Provide a brief description of the information necessary for understanding the data disclosed in items 8.5 to 8.11, such as an explanation of the pricing model for the share and option price, indicating, at least: a. pricing model • Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the “Backward Induction method”, from the knots of the maturity to the starting point. • Stock-based compensation: to calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 – Brasil, Bolsa, Balcão (B3) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected grant date. • Partners Program: to calculate the acquisition price of Own Shares, we use the average closing price of Itaú Unibanco Holding’s preferred shares on B3 - Bolsa, Brasil, Balcão (B3) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th) business day prior to the date expected for the acquisition of Own Shares (Pricing Period), adjusted for the earnings distributed, but not earned by beneficiaries, from the Pricing Period to the expected investment date. b. data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate • Options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option. The assumptions used are described as follows: • Price of the underlying asset: the price of the Issuer´s preferred shares used for the calculation is the closing price on B3 on the calculation base date; • Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; • Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred share, released by B3, adjusted by the IGP-M variation; • Dividend rate: is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; • Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; • Option expiration date: it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and 400

• Option vesting period: the vesting period of each stock option series will be established by the Personnel Committee on the issue date, and this period may vary from one to seven years as from the issue date. • Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. • Partners Program: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. c. method used and assumptions made to absorb the expected early exercise effects • Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date. • Variable stock-based compensation: not applicable because it is not an option and there is no early exercise. • Partners Program: not applicable because it is not an option and there is no early exercise. d. method to determine expected volatility • Options: expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the closing prices of the Issuer’s preferred share, adjusted by the IGP-M. • Variable stock-based compensation: not applicable because it is not an option and the market price is quoted at grant for the shares. • Partners Program: not applicable because it is not an option and the market price is quoted at grant for the shares. e. if any other characteristic of the option was included in its fair value measurement • Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. • Variable stock-based compensation: not applicable because it is not an option. • Partners Program: not applicable because it is not an option. 401

8.13. Indicate the number of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, by members of the board of directors, statutory officers, or the fiscal council, grouped by body, as of the closing date of the last fiscal year. Issuer Controlling Companies Under Common Control (5) Itaú Unibanco Holding S.A. Companhia E. Johnston de Participações Companhia ESA Itaúsa S.A. IUPAR - Itaú Unibanco Participações S.A. Alpargatas S.A. Dexco S.A. Controllers (1 and 4) Shares ON 5,161,612,504 6,548,000 2,418,219,408 2,453,270,164 710,454,184 148,274,505 371,397,000 PN 27,904,153 13,096,000 - 1,317,119,832 350,942,273 55,864,040 - Total 5,189,516,657 19,644,000 2,418,219,408 3,770,389,996 1,061,396,457 204,138,545 371,397,000 Board of Directors (2 and 4) Shares ON 14,180 - - 580 - - - PN 7,954,974 - - 6,875,373 - - - Total 7,969,154 - - 6,875,953 - - - Board of Officers (3 and 4) Shares ON - - - 129 - - - PN 23,309,799 - - 14,677 - - - Total 23,309,799 - - 14,806 - - - Fiscal Council (4) Shares ON 176,538 - - - - - - PN 2,904,397 - - 507,680 - - - Total 3,080,935 - - 507,680 - - - Audit Committee and Bodies with Technical or Advisory Functions (4) Shares ON - - - - - - - PN 1,485,860 - - 10,719 - - - Total 1,485,860 - - 10,719 - - - Base-date: 12/31/2025 Note: The shares are held directly. ON - Common Shares and PN - Preferred Shares (1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Resolution No. 44/21; (2) except for those included in item “Parent Companies”; (3) except for those included in item “Parent Companies” and “Board of Directors”; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties; (5) Includes companies that are directly controlled by Itaúsa S.A., the Issuer's controlling shareholder. 402

8.14. With respect to the pension plans in effect granted to the members of the board of directors and statutory board of officers, please supply the following information in a table format: a) body Board of Directors Statutory Board of Officers b) number of members 3 1 1 12 9 26 c) number of members who are compensated 3 1 1 12 9 26 d) plan’s name Itaubanco CD Futuro Inteligente Flexprev PGBL Itaubanco CD Futuro Inteligente Flexprev PGBL e) number of management members who are eligible for retirement 3 1 1 8 4 9 f) conditions for early retirement 50 years old 50 years old 50 years old 50 years old 50 years old 50 years old g) adjusted amount of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members R$69,580,008.00 R$7,491,679.00 R$1,596,419.00 R$57,422,075.00 R$57,223,761.00 R$30,038,806.00 h) total accumulated amount of contributions made last year, less the portion related to the contributions made directly by management members R$630,925.00 R$0.00 R$130,000.00 R$2,023,818.00 R$2,800,858.00 R$3,651,210.00 i) whether there is the possibility of early redemption and what the conditions are No No No No No No Note: The number of members who are compensated by each body (letter "c") corresponds to the number of management members who are active participants of the pension plans. 403

8.15. In a table, please indicate, for the past three years, with respect to the board of directors, statutory board of officers and supervisory council: Annual amounts – R$ Statutory Board of Officers Board of Directors Fiscal Council 12/31/2025 12/31/2024 12/31/2023 12/31/2025 12/31/2024 12/31/2023 12/31/2025 12/31/2024 12/31/2023 Number of members 45.50 35.92 30.50 13.00 12.75 12.00 6.00 6.00 6.00 Number of members who are compensated 45.50 35.92 30.50 13.00 12.75 12.00 6.00 6.00 6.00 Amount of the highest compensation R$87,001,376.00 R$81,727,411.00 R$67,705,174.00 R$9,620,782.00 R$9,600,993.00 R$18,509,021.00 R$264,000.00 R$264,000.00 R$264,000.00 Amount of the lowest compensation R$2,623,383.00 R$3,277,133.00 R$3,305,003.00 R$2,600,000.00 R$2,280,000.00 R$2,522,283.00 R$108,000.00 R$108,000.00 R$108,000.00 Average amount of compensation R$17,866,704.00 R$18,103,171.00 R$18,161,622.00 R$3,860,243.00 R$3,732,576.00 R$5,790,512.00 R$186,000.00 R$186,000.00 R$186,122.00 Notes and clarifications Statutory Board of Officers Note Clarification 12/31/2025 For the calculation of the lowest individual annual remuneration, members who did not fully perform their duties during the 12 months of the fiscal year in question were disregarded. Members who presented the highest remuneration value in each of the bodies performed their duties throughout the 12 months of the fiscal year in question. 404

12/31/2024 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2023 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Board of Directors Note Clarification 12/31/2025 For the calculation of the lowest individual annual remuneration, members who did not fully perform their duties during the 12 months of the fiscal year in question were disregarded. Members who presented the highest remuneration value in each of the bodies performed their duties throughout the 12 months of the fiscal year in question. 405

12/31/2024 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2023 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Fiscal Council Note Clarification 12/31/2025 For the calculation of the lowest individual annual remuneration, members who did not fully perform their duties during the 12 months of the fiscal year in question were disregarded. Members who presented the highest remuneration value in each of the bodies performed their duties throughout the 12 months of the fiscal year in question. 12/31/2024 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 12/31/2023 For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. 406

8.16. Describe any contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer In addition to the possibility of maintaining deferred and unpaid portions of variable compensation, annual pro rata payments and the temporary continuation of certain benefits (such as health insurance), the Issuer has entered into contractual arrangements with certain officers that provide for the payment of compensation to the executive in consideration for restrictions on the performance of acts characterized as competition with the company. This mechanism is intended to mitigate the financial impacts on the executive arising from the restrictions imposed on his or her professional activities. Should any such payment become due, no material financial impacts on the Company are expected. 407

8.17. With respect to the past three years and to that expected for the current fiscal year, please indicate the percentage of total compensation of each body recognized in the issuer’s profit or loss related to members of the board of directors, statutory board of officers or Fiscal Council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter Year 2026 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 68% 0% 0% Year 2025 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 68% 0% 0% Year 2024 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 71% 0% 0% Year 2023 Body Board of Directors Statutory Board of Officers Fiscal Council Related parties 77% 0% 0% 408

8.18. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in the issuer’s profit or loss as compensation of the members of the board of directors, statutory board of officers or supervisory council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided As mentioned in item 8.1 of this document, members of the Board of Directors, Statutory Board of Officers and Fiscal Council are not compensated for participating in statutory and non-statutory committees of controlled companies or affiliates. 409

8.19. With respect to the past three years and to that expected for the current fiscal year, please indicate the amounts recognized in profit or loss of the issuer’s direct or indirect controlling stockholders, jointly controlled companies and controlled companies, as compensation of the members of the issuer’s board of directors, statutory board of officers or supervisory council, grouped by body, specifying the reason such amounts were paid to these people The amounts specified in the tables below were attributed to fixed monthly compensation, benefits and annual variable compensation. Expected for the current fiscal year Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders 0.00 0.00 0.00 0.00 Issuer’s controlled companies 0.00 587,089,232.00 0.00 587,089,232.00 Jointly controlled companies 0.00 0.00 0.00 0.00 Year 2025 Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders 0.00 0.00 0.00 0.00 Issuer’s controlled companies 0.00 594,781,937.00 0.00 594,781,937.00 Jointly controlled companies 0.00 0.00 0.00 0.00 Year 2024 Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders 0.00 0.00 0.00 0.00 Issuer’s controlled companies 0.00 453,739,963.00 0.00 453,739,963.00 Jointly controlled companies 0.00 0.00 0.00 0.00 Year 2023 Compensation received due to the position held in the Issuer - R$ Board of Directors Statutory Board of Officers Fiscal Council Total Direct or indirect controlling stockholders 0.00 0.00 0.00 0.00 Issuer’s controlled companies 0.00 392,711,307.00 0.00 392,711,307.00 Jointly controlled companies 0.00 0.00 0.00 0.00 410

8.20. Supply other information that the issuer may deem relevant As provided in item 8.1 “c.i,” we confirm compliance with the measures set out in Annex B of the B3 Issuers’ Regulation related to Environmental, Social, and Corporate Governance (ESG) topics. 411

9. Auditors 412

9.1 and 9.2 Regarding the independent auditors, please indicate: Auditor's Brazilian Securities and Exchange Commission ("CVM") Code 2879 Corporate name Pricewaterhousecoopers Auditores Independentes LTDA Auditor Type Legal Corporate Taxpayer's Registry (CNPJ) number 61.562.112/0001-20 Service engagement date 01/30/2025 Initial date of service provision 01/01/2025 End date of service Description of services engaged 1. Auditing our annual consolidated financial statements, reviewing our quarterly financial statements, as well as auditing and reviewing the financial statements of our subsidiaries, services relating to the issuance of comfort letters in securities offerings, issuance of reports required by regulatory agencies, and auditing internal controls relating to the requirements of the Sarbanes-Oxley Act; R$83,325 thousand. 2. Independent assurance work on internal controls, including certain services provided to clients; sustainability report, MD&A report (Management Discussion & Analysis) and Integrated Annual Report; certain commitments undertaken with regulators; compliance with financial covenants and Accounting Evaluation Reports; R$4,419 thousand. 3. Review of tax calculations and settlement, compliance with tax regulations, and fiscal alignment with transfer pricing standards; R$983 thousand. 4. Analysis of sustainability and climate-related information, training, and acquisition of technical materials. R$909 thousand. Total amount of the fees of the independent auditors separated by service The remuneration of the independent auditors for the last fiscal year, ending on December 31, 2025 corresponds to the amount of R$89,636 thousand, which includes the amounts referring to audit and audit-related services R$87,744 thousand and other services R$1,892 thousand. Justification for replacement Not applicable, since there was no replacement of the independent auditor Any reasons presented by the auditor contrasting with the Issuer’s justification for their replacement Not applicable, since there was no replacement of the independent auditor 413

9.3. If the auditors or people related to them, according to the rules of independence of the Federal Accounting Council, have been engaged by the issuer or people of its economic group, to provide services other than audit services, please describe the policy or procedures adopted by the Issuer to avoid the existence of a conflict of interest or loss of independence or objectivity of its independent auditors The policy adopted by us and our controlled companies when engaging non-audit services from our independent auditors is based on the applicable regulation and internationally accepted principles that preserve the auditors’ independence and consists of: (a) the auditor must not audit their own work; (b) the auditor must not perform management duties at their client; and (c) the auditor must not promote the interests of their client. 414

9.4. Supply other information that the issuer may deem relevant The policy adopted by Itaú Unibanco Holding’s Audit Committee to avoid conflicts of interest or loss of independence or objectivity of its independent auditors is aimed at ensuring that the independence principles have been observed when the services were contracted and provided, including their approval upon contracting. These responsibilities are formalized in the Audit Committee Regulations and in corporate policies Additional information on items 9.1/9.2 With respect to the service period - The service contracting date will be retroactive to January 1 of the year in question, corresponding to the beginning of the legal relationship between the Parties. With respect to the service period of the technician in charge – The contracting will be in force until the end of the audit service and the issuance of the respective reports related to the base date December 31 of the year in question. 415

10. Human Resources 10.1. Describe the Issuer’s human resources, supplying the following information: a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the Issuer, cover: a. number of employees, total and by groups, based on the activity performed, geographic location and diversity indicators, which, within each hierarchical level of the issuer, cover: i. self-declared gender identity Number of employees by gender declaration Feminine Masculine Non-binary Others Prefer not to answer Leadership 1,777 2,092 3 — 10,699 Non-leadership 14,618 13,191 74 — 43,604 ii. self-declared identity of color or race Number of employees by color or race declaration Yellow White Black Grizzly Indigeno us Others Prefer not to answer Leadership 583 11,638 441 1,894 13 0 2 leadership 1,922 45,547 5,539 18,319 123 0 37 iii. age range and geographic location Number of employees by position and age group Under 30 years old From 30 to 50 years old Over 50 years old Leadership 745 12,511 1,315 Non-leadership 26,300 41,788 3,399 Number of employees by position and geographic location North North East Midwest Southeast South Exterior Leadership 125 464 356 12,885 741 0 Non-leadership 920 3,758 2,636 59,403 4,770 0 Number of employees by geographic location and gender declaration Feminine Masculine Non-binary Others Prefer not to answer North 177 141 0 0 727 North East 583 523 — — 3,116 Midwest 618 518 0 0 1,856 Southeast 13,988 13,284 77 — 44,939 South 1,029 817 0 0 3,665 Exterior 0 0 0 0 0 416

Number of employees by geographic location and color or race declaration Yellow White Black Grizzly Indigeno us Others Prefer not to answer North 30 399 58 553 4 0 1 North East 126 1,897 383 1,801 13 0 2 Midwest 129 1,555 194 1,107 5 0 2 Southeast 2,167 48,798 5,204 15,980 107 0 32 South 53 4,536 141 772 7 0 2 Exterior 0 0 0 0 0 0 0 Number of employees by geographic location and age group Under 30 years old From 30 to 50 years old Over 50 years old North 360 636 49 North East 1,008 2,827 387 Midwest 1,133 1,724 135 Southeast 22,487 45,998 3,803 South 2,057 3,114 340 Exterior 0 0 0 iv. people with disabilities, in accordance with applicable legislation Number of employees - People with Disabilities Person with Disabilities Person without Disabilities Prefer not to answer Leadership 215 14,356 — Non-leadership 3,856 67,631 — 417

b) Number of outsourced employees (total, by groups broken down into activities performed and geographical location) Outsourced workers (by activity) 12/31/2025 Surveillance, Cleaning and Maintenance 21,825 IT 5,531 Logistics/Mail room 14,131 Legal services 8,590 Other ¹ 1,687 Call Center and Debt collection offices 14,799 Total 66,563 (1) Including Facilities, HR Services, and Temporary labor. Outsourced workers (by region) 12/31/2025 South 5,513 Southeast 38,438 Central-west 2,591 Northeast 17,997 North 2,024 Total 66,563 c) Turnover rate The turnover rate remained slightly below that for the previous year, highlighting the decrease in the rate of involuntary redundancies, meaning cases of dismissal by the Bank. The calculation considers the total number of dismissals (voluntary and involuntary) divided by the monthly average number of active employees during the year. 418

Employee turnover 2023 2024 2025 Var. Total turnover rate (%) 14.9% 14.1% 15.3% 1.2 p.p. Gender Men 14.7% 14.4% 16.4% 2.0 p.p. Women 15.1% 13.9% 14.5% 0.6 p.p. Color and race Black and mixed race 15.7% 14.9% 16.2% 1.3 p.p. White 14.6% 13.8% 15.0% 1.2 p.p. Other racial groups 14.6% 13.7% 14.8% 1.1 p.p. Age range Under 30 years old 11.1% 14.8% 17.2% 2.4 p.p. Between 30 and 50 years old 16.0% 13.7% 14.6% 0,9 p.p. Over 50 years old 30.4% 15.6% 15.4% -0.2 p.p. Position Leadership 13.5% 10.6% 10.8% 0.2 p.p. Non-leadership 15.2% 14.7% 16.1% 1.4 p.p. Voluntary turnover rate (%) 3,7% 4.5% 4.4% -0.1 p.p. Gender Men 4.2% 5.3% 5.2% -0.1 p.p. Women 3.2% 3.8% 3.7% -0.1 p.p. Color and race Black and mixed race 3.7% 4.5% 4.2% -0.3 p.p. White 3.7% 4.4% 4.5% 0.1 p.p. Other racial groups 4.3% 4.9% 5.1% 0.2 p.p. Age range Under 30 years old 4.3% 6.6% 6.7% 0.1 p.p. Between 30 and 50 years old 3.6% 4.0% 3.9% -0.1 p.p. Over 50 years old 0.5% 0.5% 0.7% 0.2 p.p. Position Leadership 2.2% 2.1% 2.2% 0.1 p.p. Non-leadership 3.9% 4.9% 4.8% -0.1 p.p. Involuntary turnover rate (%) 11.2% 9.8% 10.9% 1.1 p.p. Note: Only includes employees in Brazil, excluding apprentices, expatriates, retirees due to disability, directors, and interns. 419

10.2 Comment on any relevant changes that have occurred with respect to the figures disclosed in item 10.1 above On December 31, 2025, we had 92.5 employees, and decrease of 3.85% compared to December 31, 2024. In the tables in item 10.1, 86.0 thousand employees were reported, disregarding employees based abroad. 420

10.3. Describe the issuer’s employee compensation policies and practices, informing: a. Salary and variable compensation policy We adopt market parameters and benefit and compensation strategies that vary according to the business area of each employee. These parameters are periodically revised and analyzed through the commissioning of salary surveys from independent specialized consulting firms, which must fully comply with the Antitrust Law, participation in surveys carried out by other banks on an anonymous basis at all times and only through specialized companies, which must fully comply with the Antitrust Law, and also participation in specialized compensation forums, even alongside some competitors, aiming only to exchange administrative and operational experiences on the best market practices regarding compensation and benefits, and provided that no type of competitively sensitive information is disclosed at these forums by any participant, in any form or by any means (such as amounts, values, ranges, percentages, payment frequency, and benefits). The fixed compensation set forth in our strategy considers the complexity of duties of each level and the individual performance regarding these duties. Changes to employees’ fixed compensation vary according to the employees’ seniority and their individual performance while carrying out duties. Variable compensation, in turn, acknowledges the level of dedication, results achieved and the short-, medium- and long-term sustainability of these results. Furthermore, employees are entitled to salary adjustments and profit sharing, in accordance with the collective bargaining agreements applicable to the respective jurisdictions. b. Benefit policy We provide several benefits established in applicable collective bargaining agreements entered into with labor unions that represent the professional categories of our employees. The conditions for entitlement to these benefits are established in the respective collective bargaining agreements (food allowance, day care/baby sitter, transportation, etc.). Additional benefits also apply, such as: (i) medical and dental care plans, (ii) private pension plans, (iii) group life insurance, (iv) health check-up; (v) parking. The grant of these benefits may vary in accordance with the employee’s category, the market or regulatory considerations about jurisdictions applicable to a particular employee. Additionally, the following benefits are offered to all employees: • Special benefits in banking products and services; • Itaú Unibanco Club; • Wellhub and Totalpass (nationwide chains of fitness centers); • Discounts and facilities in payment in drugstores; • Psychosocial services; • Advantages through discounts in products and services for the Bank’s employees. c. Characteristics of the stock-based compensation plans to non-management employees, identifying: i. groups of beneficiaries 421

ii. exercise conditions iii. strike prices iv. exercise terms v. number of shares committed by the plan We have a preferred stock-based profit-sharing program for a specific target audience aimed at recognizing those who are nominated through a joint discussion carried out at the Committees of the departments, based on meritocracy principles and intended to recognize professionals who create value to their area of activity. Additionally, for the purpose of retaining/shielding key professionals whose departure would have a major impact on the organization and/or significantly favor the competition, we have another preferred stock-based profit sharing for a specific target audience. 422

We also have an institutional program referred to as Partners Program, the details on which are included in item 8.4 a) (2) of this document. d. ratio of (i) the highest individual compensation (taking into consideration the composition of the compensation with all items described in field 8.2.d) recognized in the issuer’s profit in the past year, including the compensation of a statutory management member, if applicable; and (ii) the average individual compensation of the issuer’s employees in Brazil, excluding the highest individual compensation, as recognized in its profit in the past year highest individual compensation median individual compensation remuneration ratio 87,001,376.00 418,244.00 208.02 423

10.4 Describe the relations between the issuer and unions, indicating whether there were stoppage and strikes in the past three years We have a permanent channel for dialog throughout the year with the labor unions representing the employees in their various professional categories. We hold several meetings with labor unions to discuss relevant themes, matters relating to Itaú Unibanco and workplace safety and promote a good organizational climate. We also meet to discuss specific collective bargaining agreements, such as those related to profit-sharing time-tracking systems, and work-hour compensation, schemes, among others. With respect to labor relations, we acknowledge labor unions as legitimate representatives of our employees. We guarantee our employees’ rights to freedom of association as well as the absolute freedom for employees to take part in labor union activities. We acknowledge the rights and prerogatives of those elected to executive positions within unions pursuant to the Brazilian Labor Law and the collective agreements for each professional category to which we are a party. We have 1,014 active employees with roles in the various boards of labor unions. As set forth in the collective labor agreement for bank employees, 457 individuals work full time for these union entities. In addition, we allow unions to hold membership campaigns and, when requested, to hold meetings between union entities, our managers and employees, thus supporting the promotion of negotiated solutions in a respectful manner and in line with ethical principles. We emphasize that all activities within the scope of the relationship with trade unions are conducted with a focus on the search for the best scenario in innovation and problem solutions for both parties, always prevailing through dialogue and negotiation, with the objective of minimizing possible differences of opinion and conflicts involving our employees. At Itaú Unibanco, all employees are covered by collective labor agreements which guarantee rights, not only those granted under the labor legislation but also other benefits which may be granted to our employees on a one-off basis in accordance with our internal human resources policies. Collective labor agreement rules, as well as other alterations and adjustments to internal norms that affect the routine of employees or modify their rights are widely disclosed by the company’s various means of communication. Among such means are e-mail, videos, electronic media, advertising totems and our corporative portal (where human resources policies are detailed in our personnel regulations). In addition, employees have a call center at their disposal for assistance with any inquiries. In the last years, the banking sector has not faced strikes or significant interruptions in its operations. 424

10.5. Supply other information that the issuer may deem relevant Additional information of item 10.1. a. number of employees, total and by groups, based on the activity performed, the geographic location and diversity indicators, which, within each hierarchical level of the issuer, cover: self-identified gender identity ii. self-identified color or race identity iii. age group iv. persons with disabilities, in accordance with applicable legislation The "prefer not to answer" category includes employees who did not answer the self-declaration and those who answered the "prefer not to answer" option. The information provided does not include the members of the Board of Officers, Board of Directors and Supervisory Council already reported in item 7.1. “d”. The information provided is based on the base date of December 31, 2025. v. other diversity indicators that the issuer deems relevant To keep up with the advances in this agenda, every year we conduct a survey on the perception of employees about the safe and respectful workplace, and on the perception about the advances in the diversity agenda in the organization. Employees who feel comfortable may complete the self- identification form before answering, respondents are not identified and data are handled with secrecy and confidentiality. In 2025, around 60,000 employees participated in the survey, and 10% of them self-identified as part of the LGBTQI+ community. 425

11. Transactions with Related Parties 11.1. Describe the Issuer’s rules, policies and practices regarding transactions with related parties, as defined by the accounting rules that address this matter, indicating a formal policy, if any, adopted by the issuer, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, where on the web the document can be found Our policy on transactions with related parties (“Transactions with Related Parties Policy”) defines the concept of related party, according to accounting standards, and establishes rules and procedures for this type of transaction. This policy establishes that such transactions must be carried out in writing, under market conditions, in accordance with our internal policies (such as specific guidance in our Code of Ethics) and disclosed in our financial statements, according to the materiality criteria defined by the accounting standards. Transactions or sets of transactions with related parties involving amounts higher than R$2 million in the period of twelve (12) consecutive months must be approved by our Related Parties Committee, composed entirely of independent Board members. Additionally, these transactions are reported to the Board of Directors on a quarterly basis. To access the Transactions with Related Parties Policy, approved by the Board of Directors in 2022 and revised by the Related Parties Committee in July 2024, please see: www.itau.com.br/relacoes- com-investidores > Itaú Unibanco > Corporate Governance > Policies > Policy on Transactions with Related Parties. CMV Resolution No. 80/22 requires that transactions with related parties meeting the conditions set forth in Attachment F to this rule are to be disclosed in accordance with the terms defined in such rule. The practices adopted by the Issuer comply with the Brazilian Corporate Governance Code’s recommendations, thus ensuring that transactions with related parties are at all times carried out in the Company’s best interest, with independence and transparency. The main unconsolidated related parties are as follows: • Parent companies: Itaú Unibanco Participações S.A., Companhia E. Johnston de Participações and Itaúsa S.A. • Associates and jointly-controlled companies, notably: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A. • Other related parties: • Itaúsa S.A.’s direct and indirect equity interest, notably: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; Motiva Infraestrutura de Mobilidade S.A. ; Copa Energia Distribuidora de Gás S.A. and Dexco S.A. • Pension plans, notably: Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end private pension companies that manage supplementary retirement plans sponsored by Itaú Unibanco Holding S.A., set up exclusively for its employees. 426

• Associations, notably: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais. • Foundations and Institutes, notably: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco. 427

11.2. Except of the transactions that fall under the assumptions of article 3, II, "a", "b" and "c" of Exhibit 30-XXXIII, inform, with respect to transactions with related parties that, according to accounting standards, must be disclosed in the issuer's individual or consolidated financial statements and that have been entered into in the last fiscal year or are in effect in the current year 428

BSF Holding S.A. Transaction date 07/30/2025 Amount involved in the actual transaction 959,943,231.83 Existing balance 977,953,825.99 Amount corresponding to the actual interest 977,953,825.99 Duration 01/02/2026 to 12/30/2027 Interest rate charged 14.13% 15.50% per annum Relationship with the issuer Affiliate Contract object / purpose Interbank liquidity investments Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Interbank investment Issuer's contractual position Creditor Porto Seguro ltaú Unibanco Participações S.A. Transaction date 12/29/2025 Amount involved in the actual transaction 350,000,000.00 Existing balance 350,345,561.42 Amount corresponding to the actual interest 350,345,561.42 Duration 09/01/2026 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Interbank liquidity investments Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Interbank investment Issuer's contractual position Creditor Totvs Techfin S.A. Transaction date 03/11/2016 Amount involved in the actual transaction 10,929,635.60 Existing balance 10,929,635.60 Amount corresponding to the actual interest 10,929,635.60 429

Duration 01/07/2026 to 02/18/2026 Interest rate charged 4.35% 5.13 % per month Relationship with the issuer Affiliate Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Pravaler S.A. Transaction date 08/24/2021 Amount involved in the actual transaction 48,507,845.34 Existing balance 48,760,174.40 Amount corresponding to the actual interest 48,760,174.40 Duration 01/15/2026 to 12/20/2027 Interest rate charged 15.77% per annum 16.17% per annum Relationship with the issuer Affiliate, Non-financial affiliate of Itaúsa S.A., Entity maintained by Itaú Unibanco Holding, Investment funds Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Porto Seguro ltaú Unibanco Participações Transaction date 07/06/2021 Amount involved in the actual transaction 99,616,345.60 Existing balance 172,089,585.10 Amount corresponding to the actual interest 172,089,585.10 Duration 06/15/2025 to 09/15/2039 Interest rate charged 1.23% per month 4.77% per month / S.A. 21.3% per annum Relationship with the issuer Affiliate Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None 430

Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Fundação Itaú Transaction date 06/03/2020 Amount involved in the actual transaction 92,736.25 Existing balance 92,736.25 Amount corresponding to the actual interest 92,736.25 Duration 01/17/2026 to 08/27/2026 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Alpargatas S.A. Transaction date 07/21/2025 Amount involved in the actual transaction 79,685,796.40 Existing balance 75,470,975.58 Amount corresponding to the actual interest 75,470,975.58 Duration 01/02/2026 to 06/30/2026 Interest rate charged 0.95% 1.25% per month Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Associação Cubo Coworking Itaú Transaction date 11/22/2022 Amount involved in the actual transaction 39,981.57 431

Existing balance 39,981.57 Amount corresponding to the actual interest 39,981.57 Duration 01/06/2026 to 06/06/2026 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Dexco S.A. Transaction date 08/10/2016 Amount involved in the actual transaction 332,418,626.29 Existing balance 330,274,635.78 Amount corresponding to the actual interest 330,274,635.78 Duration 01/02/2026 to 10/11/2029 Interest rate charged 0.88% 1.30% per month / 7.85% a 21.3% per annum Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Instituto Unibanco Transaction date 08/18/2016 Amount involved in the actual transaction 91,109.51 Existing balance 91,109.51 Amount corresponding to the actual interest 91,109.51 Duration 01/20/2026 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Credit operations Guarantee and insurance No 432

Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Copa Energia – Distribuidora de Gás S.A. Transaction date 02/17/2023 Amount involved in the actual transaction 1,804,323.74 Existing balance 1,794,601.90 Amount corresponding to the actual interest 1,794,601.90 Duration 01/02/2026 to 04/28/2026 Interest rate charged 1.32% per month 1.53% per month Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Aegea Saneamento e Participações S.A. Transaction date 09/06/2022 Amount involved in the actual transaction 12,176.30 Existing balance 12,176.30 Amount corresponding to the actual interest 12,176.30 Duration 01/26/2026 Interest rate charged — Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Instituto Todos Pela Saúde 433

Transaction date 01/08/2024 Amount involved in the actual transaction 7,160.54 Existing balance 7,160.54 Amount corresponding to the actual interest 7,160.54 Duration 01/27/2026 to 06/27/2026 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Motiva Infraestrutura de Mobilidade S.A. Transaction date 09/01/2020 Amount involved in the actual transaction 300,074.47 Existing balance 299,819.18 Amount corresponding to the actual interest 299,819.18 Duration 01/20/2026 Interest rate charged 4% per month Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor Aegea Saneamento e Participações S.A. Transaction date 05/28/2020 Amount involved in the actual transaction 3,256,719,128.00 Existing balance 1,108,199,182.68 Amount corresponding to the actual interest 1,108,199,182.68 Duration 05/11/2027 to 09/05/2035 Interest rate charged IPCA+4.83% a 7.69%/15.5% per annum a 17.22% per annum 434

Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Debentures / Derivatives Issuer's contractual position Creditor Dexco S.A. Transaction date 12/16/2025 Amount involved in the actual transaction 978,283,504.90 Existing balance 152,551,084.06 Amount corresponding to the actual interest 152,551,084.06 Duration 04/01/2026 to 12/20/2033 Interest rate charged IPCA + 4.5% / 11% per annum Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Shares, Eurobonds and similar securities / Derivatives Issuer's contractual position Creditor Pravaler S.A. Transaction date 01/01/2025 Amount involved in the actual transaction 328,299,650.31 Existing balance 328,299,643.00 Amount corresponding to the actual interest 328,299,643.00 Duration Indeterminate Interest rate charged Indeterminate Relationship with the issuer Affiliate, Non-financial affiliate of Itaúsa S.A., Entity maintained by Itaú Unibanco Holding, Investment funds Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None 435

Nature and reason for the transaction Investment in investment funds. The holder of the credit receivables is the company Pravaler S.A., an investment manager focused on student financing that partners with more than 200 universities and has more than 15 years providing credit to university students. Issuer's contractual position Creditor Copa Energia – Distribuidora de Gás S.A. Transaction date 12/20/2023 Amount involved in the actual transaction 100,000,000.00 Existing balance 101,352,489.00 Amount corresponding to the actual interest 101,352,489.00 Duration 12/20/2030 Interest rate charged CDI + 2% per annum Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Debentures Issuer's contractual position Creditor Porto Seguro Itaú Unibanco Participações Transaction date 03/31/2023 Amount involved in the actual transaction 287,897,536.00 Existing balance 1,035,389.96 Amount corresponding to the actual interest 1,035,389.96 Duration 06/26/2026 to 05/24/2027 Interest rate charged 100% of CDI S.A. Relationship with the issuer Affiliate Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Bank Deposit Certificate (CDB) / Derivatives Issuer's contractual position Creditor Motiva Infraestrutura de Mobilidade S.A. 436

Transaction date 01/04/2020 Amount involved in the actual transaction 3,797,936,263.74 Existing balance 1,987,224,505.76 Amount corresponding to the actual interest 1,987,224,505.76 Duration 06/04/2029 to 01/15/2036 Interest rate charged IPCA+4% per annum 7% per annum/CDI+1% per annum/9% per annum fixed Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Debentures / Derivatives Issuer's contractual position Creditor Alpargatas S.A. Transaction date 01/01/2025 Amount involved in the actual transaction 2,226,934.55 Existing balance 2,385,611.00 Amount corresponding to the actual interest 2,385,611.00 Duration Indeterminate Interest rate charged Indeterminate Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Shares Issuer's contractual position Creditor Instituto Itaú Ciência, Tecnologia e Inovação Transaction date 01/01/2025 Amount involved in the actual transaction 24,000,000.00 Existing balance 24,000,000.00 Amount corresponding to the actual interest 24,000,000.00 Duration Indeterminate Interest rate charged Indeterminate 437

Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Shares Issuer's contractual position Creditor Avenue Holding Ltda. Transaction date 10/10/2024 Amount involved in the actual transaction 50,000,000.00 Existing balance 51,753,882.00 Amount corresponding to the actual interest 51,753,882.00 Duration 10/04/2026 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Promissory Notes Issuer's contractual position Creditor Totvs Techfin S.A. Transaction date 12/23/2025 Amount involved in the actual transaction 70,000,000.00 Existing balance 70,110,944.00 Amount corresponding to the actual interest 70,110,944.00 Duration 06/02/2026 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Promissory Notes Issuer's contractual position Creditor 438

Tbnet Comércio, Locação e Administração Transaction date 06/01/2022 Amount involved in the actual transaction 481,542,657.15 Existing balance 406,259,681.16 Amount corresponding to the actual interest 406,259,681.16 Duration 04/01/2038 to 12/31/2039 Interest rate charged — Relationship with the issuer Subsidiary of Tecnologia Bancária S.A. Contract object / purpose Other assets Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Lease agreement with Tbnet Comércio, Locação e Administração Ltda., a company that acts as the telecom operator of Tecnologia Bancária S.A., for RATMs (recycling ATMs) and spare cassettes (the place where the cash of the ATMs is stored). Issuer's contractual position Creditor Motiva Infraestrutura de Mobilidade S.A. Transaction date 01/01/2025 Amount involved in the actual transaction 23,307,000.00 Existing balance 23,307,000.00 Amount corresponding to the actual interest 23,307,000.00 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Other assets Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Investment management, portfolio administration and pension management Issuer's contractual position Creditor Fundação Itaú Unibanco - Previdência Complementar Transaction date 01/01/2025 Amount involved in the actual transaction 260,534,167.08 439

Existing balance 260,534,167.08 Amount corresponding to the actual interest 260,534,167.08 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Controlling shareholder, Non-financial affiliate of Itaúsa S.A., Entity maintained by Itaú Unibanco Holding Contract object / purpose Other assets Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Investment management, portfolio administration and pension management / Post-employment benefit Issuer's contractual position Creditor Associação Cubo Coworking Itaú Transaction date 01/01/2025 Amount involved in the actual transaction 16,077,777.75 Existing balance 16,077,777.75 Amount corresponding to the actual interest 16,077,777.75 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Other assets Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Sponsorship Issuer's contractual position Creditor FUNBEP - Fundo de Pensão Multipatrocinado Transaction date 01/01/2025 Amount involved in the actual transaction 604,525.46 Existing balance 604,525.46 Amount corresponding to the actual interest 604,525.46 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Other assets 440

Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Payment of the management fee for the investment portfolios Issuer's contractual position Creditor Motiva Infraestrutura de Mobilidade S.A. Transaction date 01/01/2025 Amount involved in the actual transaction 926,000.00 Existing balance 926,000.00 Amount corresponding to the actual interest 926,000.00 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Accounts payable Issuer's contractual position Debtor Fundação Itaú Unibanco - Previdência Complementar Transaction date 01/01/2025 Amount involved in the actual transaction 2,178,500,520.91 Existing balance 2,178,500,520.91 Amount corresponding to the actual interest 2,178,500,520.91 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deficit-to-be-settled agreements for the retirement plans sponsored by the Itaú Unibanco conglomerate Issuer's contractual position Debtor FUNBEP - Fundo de Pensão Multipatrocinado 441

Transaction date 01/01/2025 Amount involved in the actual transaction 2,076,276,753.71 Existing balance 2,076,276,753.71 Amount corresponding to the actual interest 2,076,276,753.71 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deficit-to-be-settled agreements for the retirement plans sponsored by the Itaú Unibanco conglomerate Issuer's contractual position Debtor Instituto Itaú Ciência, Tecnologia e Inovação Transaction date 01/01/2025 Amount involved in the actual transaction 7,176,812.61 Existing balance 7,176,812.61 Amount corresponding to the actual interest 7,176,812.61 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Controlling shareholder, Affiliate, Entity maintained by Itaú Unibanco Holding Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Provision of services Issuer's contractual position Debtor Conectcar Soluções de Mobilidade Eletrônica S.A. Transaction date 01/01/2025 Amount involved in the actual transaction 194,321,367.44 Existing balance 194,321,367.44 Amount corresponding to the actual interest 194,321,367.44 Duration 12/31/2025 442

Interest rate charged — Relationship with the issuer Affiliate Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Accounts payable / Network top-up Issuer's contractual position Debtor Olímpia Promoção e Serviços S.A. Transaction date 01/01/2025 Amount involved in the actual transaction 6,102,452.37 Existing balance 6,102,452.37 Amount corresponding to the actual interest 6,102,452.37 Duration 12/31/2025 Interest rate charged — Relationship with the issuer Affiliate Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Accounts payable Issuer's contractual position Debtor Totvs Techfin S.A. Transaction date 12/23/2024 Amount involved in the actual transaction 255,483,837.42 Existing balance 83,905,334.00 Amount corresponding to the actual interest 83,905,334.00 Duration 03/16/2026 to 05/15/2028 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Funds from acceptances and issuance of securities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor 443

Copa Energia – Distribuidora de Gás S.A. Transaction date 07/30/2024 Amount involved in the actual transaction 791,181,597.23 Existing balance 213,405,844.00 Amount corresponding to the actual interest 213,405,844.00 Duration 03/16/2026 to 06/21/2029 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Funds from acceptances and issuance of securities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor BSF Holding S.A. Transaction date 04/23/2025 Amount involved in the actual transaction 10,295,214.00 Existing balance 10,560,206.00 Amount corresponding to the actual interest 10,560,206.00 Duration 03/29/2030 to 12/03/2030 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Olímpia Promoção e Serviços S.A. Transaction date 06/27/2025 Amount involved in the actual transaction 26,494,343.00 Existing balance 27,436,757.00 444

Amount corresponding to the actual interest 27,436,757.00 Duration 06/05/2030 to 12/26/2030 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Avenue Securities Distribuidora de Titulos e Transaction date 10/18/2024 Amount involved in the actual transaction 4,369,716.00 Existing balance 4,850,210.00 Amount corresponding to the actual interest 4,850,210.00 Duration 01/27/2026 to 12/15/2026 Interest rate charged 100% of CDI Valores Mobiliarios Ltda. Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Kinea Private Equity Investimentos S.A. Transaction date 07/08/2025 Amount involved in the actual transaction 14,940,529.00 Existing balance 15,442,739.00 Amount corresponding to the actual interest 15,442,739.00 Duration 08/09/2027 to 11/11/2030 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No 445

Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Biomas - Servicos Ambientais, Restauracao Transaction date 08/21/2025 Amount involved in the actual transaction 20,935,999.00 Existing balance 21,702,814.00 Amount corresponding to the actual interest 21,702,814.00 Duration 01/12/2026 to 02/18/2026 Interest rate charged 100% of CDI e Carbono S.A. Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Águas do Rio 4 Transaction date 02/19/2024 Amount involved in the actual transaction 491,836,097.00 Existing balance 528,717,959.00 Amount corresponding to the actual interest 528,717,959.00 Duration 02/18/2026 to 12/29/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Águas do Rio 1 446

Transaction date Transaction date 02/19/2024 Amount involved in the actual transaction 470,536,003.00 Existing balance 500,454,695.00 Amount corresponding to the actual interest 500,454,695.00 Duration 02/18/2026 to 12/29/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Aegea Saneamento e Participações S.A. Transaction date 03/01/2024 Amount involved in the actual transaction 80,270,981.00 Existing balance 86,644,459.00 Amount corresponding to the actual interest 86,644,459.00 Duration 01/02/2026 to 07/30/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Dexco S.A. 04/14/2025 Amount involved in the actual transaction 4,412,128.00 Existing balance 4,708,390.00 Amount corresponding to the actual interest 4,708,390.00 Duration 04/10/2026 to 09/20/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. 447

Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Associação Itaú Viver Mais Transaction date 12/16/2024 Amount involved in the actual transaction 2,454,410.00 Existing balance 2,715,226.00 Amount corresponding to the actual interest 2,715,226.00 Duration 11/21/2029 to 04/17/2030 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Instituto Itaú Ciência, Tecnologia e Inovação Transaction date 03/07/2025 Amount involved in the actual transaction 25,137,523.00 Existing balance 25,700,131.00 Amount corresponding to the actual interest 25,700,131.00 Duration 07/14/2027 to 12/03/2030 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Instituto Unibanco 448

Transaction date 04/22/2025 Amount involved in the actual transaction 199,760.00 Existing balance 216,378.00 Amount corresponding to the actual interest 216,378.00 Duration 03/27/2030 to 10/30/2030 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Fundação Saúde Itaú Transaction date 10/23/2024 Amount involved in the actual transaction 175,982.00 Existing balance 190,750.00 Amount corresponding to the actual interest 190,750.00 Duration 10/23/2026 to 09/25/2030 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Fundação Itaú Unibanco Clube Transaction date 09/05/2022 Amount involved in the actual transaction 98,480.00 Existing balance 125,282.00 Amount corresponding to the actual interest 125,282.00 Duration 08/10/2027 to 05/24/2029 Interest rate charged 100% of CDI 449

Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Motiva Infraestrutura de Mobilidade S.A. Transaction date 07/03/2025 Amount involved in the actual transaction 530,559.00 Existing balance 558,779.00 Amount corresponding to the actual interest 558,779.00 Duration 03/03/2026 to 07/24/2026 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Pravaler S.A. Transaction date 12/12/2025 Amount involved in the actual transaction 243,180.00 Existing balance 243,562.00 Amount corresponding to the actual interest 243,562.00 Duration 12/08/2026 to 12/28/2026 Interest rate charged 100% of CDI Relationship with the issuer Affiliate, Non-financial affiliate of Itaúsa S.A., Entity maintained by Itaú Unibanco Holding, Investment funds Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Cia. E. Johnston de Participações 450

Transaction date 01/08/2025 Amount involved in the actual transaction 44,901,140.00 Existing balance 47,058,864.00 Amount corresponding to the actual interest 47,058,864.00 Duration 07/08/2030 to 11/05/2030 Interest rate charged 100% of CDI Relationship with the issuer Parent company Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Associação Cubo Coworking Itaú Transaction date 08/26/2025 Amount involved in the actual transaction 242,660.00 Existing balance 254,022.00 Amount corresponding to the actual interest 254,022.00 Duration 07/31/2030 to 09/09/2030 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Fundação Itaú Transaction date 12/06/2024 Amount involved in the actual transaction 1,651,702.00 Existing balance 1,764,950.00 Amount corresponding to the actual interest 1,764,950.00 Duration 11/19/2026 to 08/13/2030 451

Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Instituto Todos Pela Saúde Transaction date 12/18/2025 Amount involved in the actual transaction 129,900.00 Existing balance 130,474.00 Amount corresponding to the actual interest 130,474.00 Duration 11/22/2030 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Instituto Unibanco de Cinema Transaction date 04/16/2025 Amount involved in the actual transaction 6,659,430.00 Existing balance 6,886,713.00 Amount corresponding to the actual interest 6,886,713.00 Duration 03/21/2030 to 10/07/2030 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor 452

Motiva Infraestrutura de Mobilidade S.A. Transaction date 12/29/2025 Amount involved in the actual transaction 13,644,990.42 Existing balance 13,657,493.36 Amount corresponding to the actual interest 13,657,493.36 Duration 06/15/2027 to 05/20/2029 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Águas do Rio 4 Transaction date 03/31/2025 Amount involved in the actual transaction 203,023,629.71 Existing balance 203,201,036.06 Amount corresponding to the actual interest 203,201,036.06 Duration 06/15/2026 to 10/15/2040 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Águas do Rio 1 Transaction date 12/30/2025 Amount involved in the actual transaction 156,203,999.72 Existing balance 156,284,088.63 Amount corresponding to the actual interest 156,284,088.63 453

Duration 12/05/2026 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Aegea Saneamento e Participações S.A. Transaction date 12/29/2025 Amount involved in the actual transaction 402,223,290.14 Existing balance 402,431,423.28 Amount corresponding to the actual interest 402,431,423.28 Duration 12/22/2025 to 12/15/2044 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Dexco S.A. Transaction date 12/30/2025 Amount involved in the actual transaction 1,704,658.73 Existing balance 1,705,477.81 Amount corresponding to the actual interest 1,705,477.81 Duration 02/26/2027 to 10/09/2030 Interest rate charged 100% of CDI Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None 454

Transaction date Nature and reason for the transaction Funding Issuer's contractual position Debtor Totvs Techfin S.A. Transaction date 12/26/2025 Amount involved in the actual transaction 11,888,237.88 Existing balance 11,904,958.69 Amount corresponding to the actual interest 11,904,958.69 Duration 11/27/2032 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Avenue Securities Distribuidora de Titulos e 12/31/2025 Amount involved in the actual transaction 274,844,412.60 Existing balance 274,844,412.60 Amount corresponding to the actual interest 274,844,412.60 Duration 03/01/2026 to 04/01/2027 Interest rate charged 14.8% a.a fixed Valores Mobiliarios Ltda. Relationship with the issuer Affiliate Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor BSF Holding S.A. 455

Transaction date 03/26/2026 Amount involved in the actual transaction 917,016,695.97 Existing balance 917,581,502.51 Amount corresponding to the actual interest 917,581,502.51 Duration 09/01/2026 to 09/01/2028 Interest rate charged 14.65% 14.92% per annum Relationship with the issuer Affiliate Contract object / purpose Interbank liquidity investments Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Interbank investment Issuer's contractual position Creditor Porto Seguro ltaú Unibanco Participações S.A. Transaction date 03/31/2026 Amount involved in the actual transaction 300,000,000.00 Existing balance 299,962,519.20 Amount corresponding to the actual interest 299,962,519.20 Duration 01/04/2026 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Interbank liquidity investments Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Interbank investment Issuer's contractual position Creditor BSF Holding S.A. Transaction date 02/11/2026 Amount involved in the actual transaction 29,998,701.92 Existing balance 30,541,098.00 Amount corresponding to the actual interest 30,541,098.00 Duration 05/02/2027 Interest rate charged 100% of CDI 456

Relationship with the issuer Affiliate Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Bank Deposit Certificate (CDB) / Derivatives Issuer's contractual position Creditor Dexco S.A. Transaction date 03/02/2026 Amount involved in the actual transaction 89,618,720.97 Existing balance 2,785,322.20 Amount corresponding to the actual interest 2,785,322.20 Duration 04/01/2026 to 01/26/2032 Interest rate charged 0.08% per month / 100% CDI Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Shares, Eurobonds and similar securities / Derivatives Issuer's contractual position Creditor Totvs Techfin S.A. Transaction date 03/12/2026 Amount involved in the actual transaction 87,600,000.00 Existing balance 80,025,291.22 Amount corresponding to the actual interest 80,025,291.22 Duration 05/14/2026 to 03/13/2028 Interest rate charged 100% of CDI / 6% per annum Relationship with the issuer Affiliate Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Promissory Notes / Derivatives Issuer's contractual position Creditor 457

Porto Seguro Itaú Unibanco Participações S.A. Transaction date 03/02/2026 Amount involved in the actual transaction 17,000.00 Existing balance 16,830.00 Amount corresponding to the actual interest 16,830.00 Duration 06/03/2028 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Securities and derivative financial instruments (asset and liability positions) Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Bank Deposit Certificate (CDB) / Derivatives Issuer's contractual position Creditor Totvs Techfin S.A. Transaction date 01/02/2026 Amount involved in the actual transaction 15,634,125.62 Existing balance 15,947,512.09 Amount corresponding to the actual interest 15,947,512.09 Duration 06/15/2026 to 05/15/2028 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Funds from acceptances and issuance of securities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Copa Energia – Distribuidora de Gás S.A. Transaction date 01/21/2026 Amount involved in the actual transaction 142,536,358.27 Existing balance 144,742,133.82 Amount corresponding to the actual interest 144,742,133.82 Duration 04/15/2026 to 10/15/2029 458

Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Funds from acceptances and issuance of securities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Aegea Saneamento e Participações S.A. Transaction date 01/02/2026 Amount involved in the actual transaction 54,562,450.00 Existing balance 55,091,213.00 Amount corresponding to the actual interest 55,091,213.00 Duration 01/03/2028 to 03/27/2028 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Associação Itaú Viver Mais Transaction date 02/26/2026 Amount involved in the actual transaction 15,200.00 Existing balance 15,392.00 Amount corresponding to the actual interest 15,392.00 Duration 01/31/2031 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor 459

BSF Holding S.A. Transaction date 01/12/2026 Amount involved in the actual transaction 951,184.00 Existing balance 965,304.00 Amount corresponding to the actual interest 965,304.00 Duration 12/17/2030 to 02/26/2031 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Associação Cubo Coworking Itaú Transaction date 03/09/2026 Amount involved in the actual transaction 214,000.00 Existing balance 215,880.00 Amount corresponding to the actual interest 215,880.00 Duration 11/02/2031 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Dexco S.A. Transaction date 01/07/2026 Amount involved in the actual transaction 1,427,066.00 Existing balance 1,450,643.00 Amount corresponding to the actual interest 1,450,643.00 460

Duration 05/07/2026 to 03/22/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Cia. E. Johnston de Participações Transaction date 01/02/2026 Amount involved in the actual transaction 26,380,500.00 Existing balance 26,653,487.00 Amount corresponding to the actual interest 26,653,487.00 Duration 12/09/2030 to 02/10/2031 Interest rate charged 100% of CDI Relationship with the issuer Parent company Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Fundação Itaú Unibanco Clube Transaction date 03/09/2026 Amount involved in the actual transaction 110,000.00 Existing balance 110,966.00 Amount corresponding to the actual interest 110,966.00 Duration 11/02/2031 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None 461

Nature and reason for the transaction Deposits Issuer's contractual position Debtor Fundação Itaú Transaction date 02/02/2026 Amount involved in the actual transaction 671,430.00 Existing balance 685,715.00 Amount corresponding to the actual interest 685,715.00 Duration 01/07/2031 to 02/14/2031 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Instituto Itaú Ciência, Tecnologia e Inovação Transaction date 02/18/2026 Amount involved in the actual transaction 7,872,640.00 Existing balance 7,882,269.00 Amount corresponding to the actual interest 7,882,269.00 Duration 01/23/2031 to 03/04/2031 Interest rate charged 100% of CDI Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Kinea Private Equity Investimentos S.A. Transaction date 02/05/2026 Amount involved in the actual transaction 13,793,524.00 462

Transaction date Existing balance 14,010,563.00 Amount corresponding to the actual interest 14,010,563.00 Duration 02/07/2028 to 02/13/2031 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Motiva Infraestrutura de Mobilidade S.A. 02/10/2026 Amount involved in the actual transaction 10,784,884.00 Existing balance 10,949,644.00 Amount corresponding to the actual interest 10,949,644.00 Duration 02/10/2027 to 03/29/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Olímpia Promoção e Serviços S.A. Transaction date 02/06/2026 Amount involved in the actual transaction 16,375,800.00 Existing balance 16,584,272.00 Amount corresponding to the actual interest 16,584,272.00 Duration 12/11/2030 to 03/03/2031 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Deposits Guarantee and insurance No 463

Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Pravaler S.A. Transaction date 02/27/2026 Amount involved in the actual transaction 300,000.00 Existing balance 303,510.00 Amount corresponding to the actual interest 303,510.00 Duration 02/23/2027 Interest rate charged 100% of CDI Relationship with the issuer Affiliate, Non-financial affiliate of Itaúsa S.A., Entity maintained by Itaú Unibanco Holding, Investment funds Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Águas do Rio 1 Transaction date 01/05/2026 Amount involved in the actual transaction 139,226,723.00 Existing balance 140,957,947.00 Amount corresponding to the actual interest 140,957,947.00 Duration 03/15/2027 to 03/29/2028 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Águas do Rio 4 464

Transaction date 01/05/2026 Amount involved in the actual transaction 209,656,318.00 Existing balance 211,944,174.00 Amount corresponding to the actual interest 211,944,174.00 Duration 01/05/2028 to 03/29/2028 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Deposits Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deposits Issuer's contractual position Debtor Aegea Saneamento e Participações S.A. Transaction date 02/18/2026 Amount involved in the actual transaction 378,208,137.92 Existing balance 379,160,763.33 Amount corresponding to the actual interest 379,160,763.33 Duration 05/12/2026 to 12/15/2043 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Dexco S.A. Transaction date 03/15/2026 Amount involved in the actual transaction 10,034,539.62 Existing balance 10,035,048.77 Amount corresponding to the actual interest 10,035,048.77 Duration 05/12/2026 to 06/25/2031 Interest rate charged 100% of CDI 465

Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Motiva Infraestrutura de Mobilidade S.A. Transaction date 03/31/2026 Amount involved in the actual transaction 3,732,973.35 Existing balance 3,732,973.35 Amount corresponding to the actual interest 3,732,973.35 Duration 05/05/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Águas do Rio 1 Transaction date 03/02/2026 Amount involved in the actual transaction 24,008,851.40 Existing balance 24,138,586.42 Amount corresponding to the actual interest 24,138,586.42 Duration 03/06/2027 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor 466

Águas do Rio 4 Transaction date 03/06/2026 Amount involved in the actual transaction 152,208,645.63 Existing balance 152,894,634.32 Amount corresponding to the actual interest 152,894,634.32 Duration 05/12/2026 to 12/15/2035 Interest rate charged 100% of CDI Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Totvs Techfin S.A. Transaction date 03/31/2026 Amount involved in the actual transaction 8,599,960.01 Existing balance 8,599,960.01 Amount corresponding to the actual interest 8,599,960.01 Duration 12/15/2044 Interest rate charged 100% of CDI Relationship with the issuer Affiliate Contract object / purpose Open market funding Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Funding Issuer's contractual position Debtor Fundação Itaú Unibanco - Previdência Complementar Transaction date 01/01/2026 Amount involved in the actual transaction 255,261,300.72 Existing balance 255,261,300.72 Amount corresponding to the actual interest 255,261,300.72 467

Duration 03/31/2026 Interest rate charged — Relationship with the issuer Controlling shareholder, Non-financial affiliate of Itaúsa S.A., Entity maintained by Itaú Unibanco Holding Contract object / purpose Other assets Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Investment management, portfolio administration and pension management / Post-employment benefit Issuer's contractual position Creditor FUNBEP - Fundo de Pensão Multipatrocinado Transaction date 01/01/2026 Amount involved in the actual transaction 603,181.14 Existing balance 603,181.14 Amount corresponding to the actual interest 603,181.14 Duration 03/31/2026 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Other assets Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Payment of the management fee for the investment portfolios Issuer's contractual position Creditor Motiva Infraestrutura de Mobilidade S.A. Transaction date 01/01/2026 Amount involved in the actual transaction 19,000,000.00 Existing balance 19,000,000.00 Amount corresponding to the actual interest 19,000,000.00 Duration 03/31/2026 Interest rate charged — Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Other assets Guarantee and insurance No Termination or extinction None 468

Nature and reason for the transaction Investment management, portfolio administration and pension management Issuer's contractual position Creditor Conectcar Soluções de Mobilidade Eletrônica S.A. Transaction date 01/01/2026 Amount involved in the actual transaction 174,661,170.98 Existing balance 174,661,170.98 Amount corresponding to the actual interest 174,661,170.98 Duration 03/31/2026 Interest rate charged — Relationship with the issuer Affiliate Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Accounts payable / Network top-up Issuer's contractual position Debtor Olímpia Promoção e Serviços S.A. Transaction date 01/01/2026 Amount involved in the actual transaction 6,566,929.72 Existing balance 6,566,929.72 Amount corresponding to the actual interest 6,566,929.72 Duration 03/31/2026 Interest rate charged — Relationship with the issuer Affiliate Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Accounts payable Issuer's contractual position Debtor Fundação Itaú Unibanco - Previdência Complementar 469

Transaction date 01/01/2026 Amount involved in the actual transaction 2,077,307,418.02 Existing balance 2,077,307,418.02 Amount corresponding to the actual interest 2,077,307,418.02 Duration 03/31/2026 Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deficit-to-be-settled agreements for the retirement plans sponsored by the Itaú Unibanco conglomerate Issuer's contractual position Debtor Instituto Itaú Ciência, Tecnologia e Inovação Transaction date 01/01/2026 Amount involved in the actual transaction 7,282,772.39 Existing balance 7,282,772.39 Amount corresponding to the actual interest 7,282,772.39 Duration 03/31/2026 Interest rate charged — Relationship with the issuer Controlling shareholder, Affiliate, Entity maintained by Itaú Unibanco Holding Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Provision of services Issuer's contractual position Debtor FUNBEP - Fundo de Pensão Multipatrocinado Transaction date 01/01/2026 Amount involved in the actual transaction 1,908,801,574.95 Existing balance 1,908,801,574.95 Amount corresponding to the actual interest 1,908,801,574.95 Duration 03/31/2026 470

Interest rate charged — Relationship with the issuer Entity maintained by Itaú Unibanco Holding Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Deficit-to-be-settled agreements for the retirement plans sponsored by the Itaú Unibanco conglomerate Issuer's contractual position Debtor Motiva Infraestrutura de Mobilidade S.A. Transaction date 01/01/2026 Amount involved in the actual transaction 1,000,000.00 Existing balance 1,000,000.00 Amount corresponding to the actual interest 1,000,000.00 Duration 03/31/2026 Interest rate charged — Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Other liabilities Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Accounts payable Issuer's contractual position Debtor Dexco S.A. Transaction date 02/20/2026 Amount involved in the actual transaction 9,619,889.19 Existing balance 330,274,635.78 Amount corresponding to the actual interest 330,274,635.78 Duration 04/05/2026 to 07/15/2029 Interest rate charged 1.11% 1.26% per month Relationship with the issuer Non-financial subsidiary of Itaúsa S.A. Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor 471

Alpargatas S.A. Transaction date 02/20/2026 Amount involved in the actual transaction 2,960,850.78 Existing balance 2,878,411.71 Amount corresponding to the actual interest 2,878,411.71 Duration 04/14/2026 to 09/08/2026 Interest rate charged 1.12% 1.21% per month Relationship with the issuer Non-financial affiliate of Itaúsa S.A. Contract object / purpose Credit operations Guarantee and insurance No Termination or extinction None Nature and reason for the transaction Granting of loans Issuer's contractual position Creditor 472

11.2. Except of the transactions that fall under the assumptions of article 3, II, "a", "b" and "c" of Exhibit 30-XXXIII, inform, with respect to transactions with related parties that, according to accounting standards, must be disclosed in the issuer's individual or consolidated financial statements and that have been entered into in the last fiscal year or are in effect in the current year: 473

Items “n” and “o” n. measures taken to address conflicts of interest The transactions between Itaú Unibanco Holding S.A. and its related parties were carried out in compliance with our Policy on Transactions with Related Partie, which establishes governance with our measures to address potential conflicts of interest for this type of transaction. The governance for approval of transactions with related parties provides for the need for transactions to comply with the principles of equality and transparency for stockholders and investors, to be carried out under market conditions, entered into in writing and, when necessary, reported to the market. Additionally, the transactions that involve an amount higher than R$2 million are submitted to the Related Parties Committee (composed of three independent members of the Board of Directors), which may be contrary to the transaction in the event a conflict of interest with the Itaú Unibanco Conglomerate or its stockholders is identified. 474

o. statement of the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment The measures adopted to ensure that transactions are carried out on an arm’s length basis and do not give rise to any benefit or loss to the parties are outlined below. Highlights are: • Loan operations, securities and derivative financial instruments, interbank investments, deposits received under securities repurchase agreements, deposits and funds from acceptances and issuance of securities were agreed upon at amounts, rates and terms that are usual in the market. • Operations related to rental of equipment agreements were carried out on an arm’s length basis, via a bidding process, in accordance with the procedures set by the procurement department, which followed the rules provided for in the Company’s Policy on Transactions with Related Parties, including approval by the Related Parties Committee, which is entirely composed of independent members of the Company’s Board. • The selection process for the projects that we support through sponsorships and/or donations involved the evaluation by dedicated governance with criteria set forth in our corporate Sponsorship and Donation policies and applicable legislation. Therefore, all projects were compatible with our strategy, purpose and pillars. • Investment, portfolio and pension plan management services provided comply with the Company’s contractual terms and responsibilities, as well as with appropriate information security controls. 475

11.3. Supply other information that the issuer may deem relevant The information contained in item 11.2 is as of the base date 03.31.2026. 476

12. Capital Stock and Securities 12.1 Information on share capital 12.1 Information on share capital Type of capital Capital Issued Date of authorization or approval Term for Payment Capital Value R$ 12/18/2025 n/a 136,909,898,070.00 Number of common shares Number of preferred shares Total number of shares 5,617,742,977 5,409,126,215 11,026,869,192 Type of capital Subscribed Capital Date of authorization or approval Term for Payment Capital Value R$ 12/18/2025 n/a 136,909,898,070.00 Number of common shares Number of preferred shares Total number of shares 5,617,742,977 5,409,126,215 11,026,869,192 Type of capital Paid up Capital Date of authorization or approval Term for Payment Capital Value R$ 12/18/2025 n/a 136,909,898,070.00 Number of common shares Number of preferred shares Total number of shares 5,617,742,977 5,409,126,215 11,026,869,192 Type of capital Authorized Capital Date of authorization or approval Term for Payment Capital Value R$ 07/27/2018 n/a 0.00 Number of common shares Number of preferred shares Total number of shares 970,707,023 1,179,323,785 2,150,030,808 477

12.2 Foreign issuers must describe the rights of each class and type of share issued and the rules of their home country and the country in which the shares are held in custody with respect to: a. right to dividends b. voting rights c. convertibility into another class or type of share, indicating i. conditions ii. effects on the capital stock d. capital reimbursement rights e. the right to participate in a public offering for the sale of control f. restrictions to circulation g. conditions for alteration of the rights assured by such securities h. possibility of share redemption, indicating i. hypotheses for redemption ii. redemption value calculation formula i. cases of cancellation of registration, as well as the rights of the holders of securities in this situation j. cases in which security holders will have preemptive rights for the subscription of shares, securities backed by shares or securities convertible into shares, as well as the respective conditions for exercising this right, or cases in which this right is not guaranteed, if applicable k. other relevant characteristics Not applicable, since we are not foreign issuers. 478

12.3 Describe other securities issued in Brazil that are not shares and have not matured or been redeemed, indicating: a. identification of the security b. quantity c. global nominal value d. issue date e. outstanding debit balance on the closing date of the last fiscal year f. restrictions on circulation g. convertibility into shares or conferral of the right to subscribe to or purchase shares of the issuer, informing i. conditions ii. effects on the capital stock h. possibility of redemption, informing i. hypotheses for redemption ii. formula for calculating the redemption value i. when the securities are debt securities, indicate, when applicable i. maturity, including the conditions for early maturity ii. interest iii. guarantee and, if real, description of the object iv. in the absence of guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer regarding - the distribution of dividends - Disposal of certain assets - Contracting new debts - issuing new securities - corporate transactions involving the issuer, its controlling shareholders or subsidiaries vi. the fidentiaries, indicating the main terms of the contract j. conditions for altering the rights assured by such securities k. other relevant characteristics Not applicable. For the securities issued abroad by Itaú Unibanco Holding S.A., see item 12.7. 479

12.4 Number of holders of each type of security described in item 12.3, ascertained at the end of the previous year i. individuals ii. legal entities iii. institutional investors None. 480

12.5. Indicate the Brazilian markets in which the issuer’s marketable securities are admitted for trading The shares of Itaú Unibanco were listed for trading on B3 S.A. - BRASIL, BOLSA, BALCÃO on March 24, 2003, replacing the securities issued by ITAUBANCO, which had been traded since October 20, 1944. In line with our historical commitments to transparency, corporate governance and the strengthening of capital markets, Itaú Unibanco is among the first companies that voluntarily signed up to the Differentiated Corporate Governance Index of B3 S.A. - BRASIL, BOLSA, BALCÃO – Level I on June 22, 2001. 481

12.6 Trading in foreign markets Justification for not completing the table: Due to the structure of the table in the system, we present the information of this item in item 12.9. 482

12.7 Securities issued abroad Justification for not completing the table: Securities issued abroad by Itaú Unibanco Holding S.A. are described in item 12.9 of this Form. 483

12.8 In case the Issuer has publicly offered securities in the past three fiscal years, please indicate: a. how the funds arising from the offering were used b. if there were any material differences between the effective use of funds and the proposed use indicated in the prospectuses of the respective distribution c. if there was any deviation, the reasons for such deviation Not applicable. There was no public offering of securities. 484

12.9. Supply other information that the issuer may deem relevant Information from item 12.1 On February 5, 2025, the Company’s Board of Directors deliberated to increase the social and paid-up capital within the limit of the authorized capital predicted on our Bylaws in the value of R$33,334,060,190.00 increasing it from R$ 90,729,000,000.00 to R$ 124,063,060,190.00. This increase was carried out through a share bonus, with the issuance of 980,413,535 new book-entry shares, with no par value, of which 495,829,036 are common shares and 484,584,499 are preferred shares, with the base date of this bonus being the shareholding position at the end of March 17, 2025. On November 27, 2025, the Company’s Board of Directors resolved to approve the cancellation of 78,850,638 book-entry preferred shares held in treasury, which had been acquired by the Company through the share repurchase program authorized by this Board of Directors at its meeting on February 5, 2025, pursuant to CVM Resolution No. 77/22. As a result of this cancellation, the share capital in the amount of BRL 124,063,060,190.00 shall henceforth be represented by 10,705,698,245 book-entry shares without par value, of which 5,454,119,395 are common shares and 5,251,578,850 are preferred shares. On December 18, 2025, the Company’s Board of Directors resolved to increase the subscribed and paid-up share capital, within the limit of the authorized capital established by the Company’s Bylaws, by R$ 12,846,837,880.00, raising it from R$ 124,063,060,190.00 to R$ 136,909,898,070.00. This capital increase (i) was fully paid in through the capitalization of the Company's Statutory Reserves, as recorded in the financial statements as of 12/31/2024; (ii) resulted in the issuance of 321,170,947 new book-entry shares, without par value, consisting of 163,623,582 common shares and 157,547,365 preferred shares, which were granted free of charge to the Company’s shareholders as a share bonus, at a ratio of 3 (three) new shares of the same type for every 100 (one hundred) shares held, with treasury shares also receiving the bonus in the same proportion. Shareholders holding shares as of the close of business on 12/23/2025 in Brazil and 12/29/2025 in the United States were entitled to the bonus, and the new shares became tradable “ex” bonus rights as of 12/26/2025 in Brazil, with these new shares included in the shareholders’ positions on 12/30/2025. At the most recent Extraordinary General Meeting of the Company, held on April 28, 2026, the Bylaws were updated to reflect the new share capital, taking into account the cancellation of shares and the capital increase described in this item. Information from item 12.6 12.6. With respect to each type and class of security admitted for trading in foreign markets, please indicate: 485

In the United States Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights. Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increases the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilation of their interests. Information from item 12.7 12.7. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction; 486

b) number; c) total face value; d) issue date; f) restrictions on trading; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h) possibility of redemption, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) when the securities are debt-related, please indicate: i. maturity, including early maturity conditions; ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends; • the disposal of certain assets; • the contracting of new debts; • the issue of new securities; • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. j) any conditions for changing the rights assured by such securities; k) other relevant characteristics. On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. A list of the issues already settled is presented below: 487

Issue Date Issue Liquidation First issue 04.15.2010 04.15.2020 Second Issue 09.23.2010 01.22.2021 Reopening of the Second Issue 01.31.2011 01.22.2021 Fourth Issue 06.21.2011 12.21.2021 Reopening of the Fourth Issue 01.24.2012 12.21.2021 Fifth Issue 03.19.2012 03.19.2022 Sixth Issue 08.06.2012 08.06.2022 Seventh Issue 11.13.2012 05.13.2023 Eighth Issue 05.26.2015 05.26.2018 Ninth issue 12.12.2017 12.12.2024 Tenth Issue 03.19.2018 09.19.2025 Eleventh issue 11.21.2019 11.21.2024 Twelfth issue 01.24.2020 01.24.2023 Thirteenth issue 01.24.2020 01.24.2025 Fourteenth Issue 02.27.2020 08.27.2025 Fifteenth Issue 01.15.2021 01.15.2026 Below are descriptions of the issues. Twentieth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$1,000,000,000.00. d. Issue date: February 24, 2025. 488

e. Debt balance on March 31, 2025: R$5,210,145,880.56 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: The Notes may not be early redeemed at the holders’ discretion. Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. The notes can be fully or partially redeemed at the Issuer’s discretion, provided that a prior notice is provided at least 15 days and at most 30 days in advance. In the event above, the Notes will be cancelled. 489

Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: Maturity, including early maturity conditions The maturity date of the Notes is February 27, 2027. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non- compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or be unable to honor payments of its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. Interest: These are fixed-rate Notes and the interest rate of which is 6.000% per year. Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on February 27 and August 27, beginning August 27, 2025. Guarantees: Not applicable. 490

13. Identification of the persons responsible for the content of the for 13.1 Individual declarations of the President and the Investor Relations Director duly signed, attesting that a. they have reviewed the reference form b. all information contained in the form complies with the provisions of CVM Resolution n. 80, especially articles 15 to 20 c. the information contained therein truly, precisely and completely portrays the issuer's activities and the risks inherent to its activities Name of the person responsible for the content of the form Position of the person responsible Miton Maluhy Filho Chief Executive Officer a. he has revised the reference form b. all information contained in the form is in compliance with the provisions of CVM Instruction nº 80, particularly articles 15 to 20 c. the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities Signature: Name of the person responsible for the content of the form Position of the person responsible Gustavo Lopes Rodrigues Head of Investor Relations a. he has revised the reference form b. all information contained in the form is in compliance with the provisions of CVM Instruction nº 80, particularly articles 15 to 20 c. the information contained therein truly, accurately and completely portrays the issuer's activities and the risks inherent to its activities Signature: 491

13.2. Individual declaration of the new occupant of the position of the President and the Investor Relations Director duly signed, attesting that: None. 492

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